Exhibit T3E

NOTICE OF MEETING OF HOLDERS OF CERTAIN DEBT

AND

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

OF SHERRITT INTERNATIONAL CORPORATION

To be held on April 9, 2020

AND

MANAGEMENT INFORMATION CIRCULAR

with respect to, among other things, a proposed

PLAN OF ARRANGEMENT

UNDER THE CANADA BUSINESS CORPORATIONS ACT

March 6, 2020

These materials are important and require your immediate attention. They require certain Debtholders and Shareholders of Sherritt International Corporation to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. Kingsdale Advisors, as Proxy, Information and Exchange Agent on behalf of Sherritt International Corporation, can be reached by telephone at 416-867-2272 or toll-free at 1-800-749-9197 or by email at contactus@kingsdaleadvisors.com.

TABLE OF CONTENTS

NOTICE OF MEETING OF DEBTHOLDERS	1

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS	1

IMPORTANT INFORMATION	3

EXCHANGE RATES	3

DOCUMENTS INCORPORATED BY REFERENCE	4

FORWARD-LOOKING STATEMENTS	4

NOTICE TO DEBTHOLDERS IN THE UNITED STATES	5

GLOSSARY OF TERMS	7

SUMMARY OF CIRCULAR	18

INFORMATION CONCERNING THE MEETINGS	26

SOLICITATION OF PROXIES	26

APPOINTMENT OF PROXIES	26

NOTEHOLDER PROXIES	27

CFA LENDER PROXIES	27

SHAREHOLDER PROXIES	27

ENTITLEMENT TO VOTE AND ATTEND	27

REVOCATION OF PROXIES	28

VOTING OF PROXIES	28

NON-REGISTERED HOLDERS OF COMMON SHARES AND EXISTING NOTES	29

QUORUM AND VOTING REQUIREMENTS	30

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF	31

INTEREST OF MANAGEMENT AND OTHERS	31

QUESTIONS AND OTHER ASSISTANCE	32

BUSINESS OF THE MEETINGS	32

IMPACT OF THE TRANSACTION	32

DESCRIPTION OF THE TRANSACTION AND CERTAIN RELATED MATTERS	33

SECURITIES LAW MATTERS	38

ARRANGEMENT STEPS	39

CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE PLAN	42

TERMS OF THE NEW SECOND LIEN NOTES AND THE NEW NOTES INDENTURE	43

REVOLVING BANK FACILITY AMENDMENTS	45

BACKGROUND TO AND REASONS FOR THE TRANSACTION	45

RECOMMENDATION OF THE BOARD	59

INFORMATION CONCERNING THE CORPORATION	59

RISK FACTORS	59

i

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS	72

EXPERTS	76

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON	76

OTHER BUSINESS	76

ADDITIONAL INFORMATION	76

APPROVAL OF BOARD OF DIRECTORS	77

CONSENT OF PARADIGM CAPITAL	78

APPENDICES

APPENDIX A DEBTHOLDERS’ ARRANGEMENT RESOLUTION

APPENDIX B STATED CAPITAL REDUCTION RESOLUTION

APPENDIX C PLAN OF ARRANGEMENT

APPENDIX D ARRANGEMENT AGREEMENT

APPENDIX E NOTICE OF APPLICATION

APPENDIX F INTERIM ORDER

APPENDIX G PARADIGM CAPITAL OPINIONS

APPENDIX H DESCRIPTION OF NOTES

ii

March 6, 2020

To:	the Debtholders (as defined in the accompanying management information circular)

And to:	the Shareholders (as defined in the accompanying management information circular)

In connection with our key strategic priority of maintaining financial strength and liquidity, Sherritt International Corporation (“Sherritt”, the “Corporation” or “we” or “us” or “our”) has, for a significant period of time, been reviewing and evaluating potential strategic alternatives to strengthen our capital structure, improve liquidity and maximize value for all stakeholders.

As has been previously communicated by the Corporation, and as described in further detail in the accompanying management information circular (the “Circular”), Sherritt has been challenged by unfavourable geopolitical conditions and depressed nickel prices for an extended period of time, by significant difficulties in collecting its overdue Cuban receivables in light of increased U.S. sanctions against Cuba, and by its significant historical debt levels largely due to its Ambatovy Joint Venture investment.

Sherritt, overseen by its board of directors (the “Board”) and with the assistance of its professional advisors, reviewed in detail numerous potential strategic alternatives, including, among other things, raising additional secured debt in priority to its existing unsecured debt obligations, extending the maturities of its existing unsecured debt obligations, exchanging certain or all of its unsecured notes for new secured debt, exchanging debt for equity, purchasing notes for cancellation in the open market or pursuant to an auction, maintaining the status quo and other potential strategic alternatives.

Sherritt has also engaged in extensive efforts with its Cuban partners over an extended period of time to reduce its outstanding Cuban Receivables to assist in improving its liquidity position, which efforts have culminated in a new agreement pursuant to which Sherritt’s Cuban partners have committed to increase the US$2.5 million monthly payments to Sherritt pursuant to the overdue receivables agreement ratified in June 2019, with incremental US$5 million monthly payments to fund Energas operations and reduce overdue receivables owing to Sherritt. While this new payment commitment from Sherritt’s Cuban partners is a positive step towards assisting Sherritt with its liquidity challenges, there remains potential uncertainty with regard to the Corporation’s Cuban operations and future collections in light of the increased U.S. sanctions and other factors continuing to affect Cuba, and there remain other market and commodity price challenges that continue to impact Sherritt’s overall liquidity position.

Following its detailed review process, and in light of the Corporation’s circumstances, Sherritt is now seeking to implement a proposed transaction (the “Transaction”), which, as described in further detail in the Circular, would reduce the Corporation’s total outstanding principal debt obligations by approximately $414 million and reduce annual cash interest payments by approximately $19 million by, among other things:

(i)

exchanging Sherritt’s existing note obligations in the aggregate principal amount of approximately $588 million, together with all accrued and unpaid interest thereon, for new 8.50% second lien notes due 2027 (the “New Second Lien Notes”) in an aggregate principal amount of approximately $294 million, plus the amount of accrued and unpaid interest outstanding in respect of the Existing Notes, and certain early consent cash consideration; and

(ii)

exchanging Sherritt’s obligations in respect of the partner loans relating to the Ambatovy Joint Venture in the aggregate principal amount of approximately $145 million, plus all accrued and unpaid interest thereon,

(i)

for, at the election of each lender, either its pro rata share of Sherritt’s interests in the Ambatovy Joint Venture or amended loans with no further recourse as against Sherritt, all as further described in the Circular.

The Transaction would also result in an extension of the maturity of the Corporation’s note obligations from 2021, 2023 and 2025, respectively, under its existing notes to 2027 under the New Second Lien Notes.

While the Corporation has achieved significant debt reduction over the last number of years and has been carefully managing its liquidity position, the Corporation continues to have an over-leveraged capital structure. The Corporation currently has cash resources and availability under its Revolving Credit Facility, and no immediate maturities in respect of its debt obligations, however, its remaining high level of debt with significant fixed interest payments has been a key concern for Sherritt for an extended period of time based on the volatile nature of nickel and cobalt prices over many years and the challenging market conditions facing the Corporation.

The successful implementation of the Transaction will strengthen the Corporation’s financial position by improving the Corporation’s overall capital structure and liquidity, as set out in greater detail in the Circular. Deleveraging the Corporation at this time and improving its overall capital structure and liquidity are critical to put the Corporation in a better position to withstand challenges relating to, among other things, exposure to volatile commodity prices and overall challenging geopolitical and market conditions, and to strengthen the Corporation’s financial condition.

The Transaction is to be implemented through a corporate plan of arrangement (the “Plan”) in the proceedings (the “CBCA Proceedings”) commenced by Sherritt and its subsidiary, 11722573 Canada Ltd. (collectively the “Applicants”) under the Canada Business Corporations Act (the “CBCA”), as more particularly set forth in the Plan attached as Appendix C to the Circular and as further described in the Circular. Capitalized terms used herein, and not otherwise defined, have the meanings set forth in the Circular.

The Transaction includes, among other things, the following key elements:

•

the Corporation’s (i) 8.00% senior unsecured debentures due November 15, 2021, (ii) 7.50% senior unsecured debentures due September 24, 2023, and (iii) 7.875% senior unsecured notes due October 11, 2025 (collectively, the “Existing Notes”), in the aggregate principal amount of approximately $588 million, will, together with all accrued and unpaid interest thereon, be exchanged on the implementation date of the Plan (the “Effective Date”) as follows:

•

each holder of the Existing Notes (a “Noteholder”) that votes in favour of the Plan prior to 5:00 p.m. on March 27, 2020 (the “Early Consent Deadline”), as such deadline may be extended by Sherritt (each, an “Early Consenting Noteholder”) will receive, as consideration in exchange for its Existing Notes:

•

New Second Lien Notes in an aggregate principal amount equal to (i) 50% of the principal amount of Existing Notes held by such Early Consenting Noteholder on the Effective Date, plus (ii) the amount of accrued and unpaid interest owing to such Early Consenting Noteholder in respect of its Existing Notes up to but not including the Effective Date; and

•

a cash payment in an amount equal to 3% of the principal amount of the Existing Notes voted in favour of the Plan by the Early Consent Deadline and held by such Early Consenting Noteholder at the Effective Date;

•

each Noteholder that is not an Early Consenting Noteholder will receive, as consideration in exchange for its Existing Notes, New Second Lien Notes in an aggregate principal amount equal to (i) 50% of the principal amount of Existing Notes held by such Noteholder on the Effective Date, plus (ii) the amount of accrued and unpaid interest owing to such Noteholder in respect of its Existing Notes up to but not including the Effective Date;

(ii)

•

the final aggregate principal amount of New Second Lien Notes to be issued pursuant to the Transaction will depend on the aggregate amount of interest accrued in respect of the Existing Notes up to the Effective Date. Based on an Effective Date of April 30, 2020, the aggregate principal amount of New Second Lien Notes to be issued would be approximately $319 million;

•

the New Second Lien Notes will have an interest rate of 8.500% per annum, which will be payable semi-annually in arrears on April 30 and October 30 of each year, and mature on April 30, 2027, and will be secured by substantially all personal property and assets of Sherritt and each of the New Notes Guarantors, pursuant to collateral documents in substantially the same form as those provided in respect of the Revolving Bank Facility. At any time that the aggregate outstanding principal amount of New Second Lien Notes, together with any other indebtedness ranking pari passu therewith permitted under the New Notes Indenture is $150 million or more, the Corporation shall, subject to a minimum liquidity threshold of $75 million, be required to redeem New Second Lien Notes on a semi-annual basis on April 30 and October 30 of each year, from and after October 30, 2021, in a principal amount equal to 50% of the Corporation’s excess cash flow, subject to the terms of the New Notes Indenture that will govern the New Second Lien Notes;

•

Sherritt’s obligations under the CFA Loans, including the aggregate principal amount of approximately $145 million,[1] all accrued and unpaid interest, and any and all other related obligations in respect of the CFA Loans, will be assumed by the CFA Guarantor and exchanged, at the election of each CFA Lender for either (i) such CFA Lender’s pro rata share of the Ambatovy Interests, or (ii) Amended CFA Loans in a principal amount equal to the amounts outstanding under such CFA Lender’s existing CFA Loan(s), which Amended CFA Loans will be obligations solely of the CFA Guarantor and have no recourse as against Sherritt;

•

any Amended CFA Loans issued pursuant to the Transaction will be on substantially similar terms as the existing CFA Loans, subject to the following: (i) the CFA Guarantor will be the sole borrower under the Amended CFA Loans; (ii) Sherritt will have no obligations in respect of the Amended CFA Loans and there will be no recourse whatsoever against Sherritt in respect of the Amended CFA Loans; and (iii) the CFA Lender will have the right under its Amended CFA Loan, for up to 12 months following implementation of the Transaction, to direct the CFA Guarantor to transfer such CFA Lender’s pro rata share of the Ambatovy Interests as directed by such CFA Lender in consideration for the full and final settlement of the CFA Lender’s Amended CFA Loan at such time;

•	Sherritt and its subsidiary, 11722573 Canada Ltd., will amalgamate; and

•	the Released Claims will be released pursuant to the Plan.

Subject to the receipt of the requisite approvals of the Plan and the satisfaction or waiver of all applicable conditions of the Transaction under the Plan, Sherritt expects to implement the Transaction by the end of April 2020.

Pursuant to the terms of Sherritt’s Existing Notes Indenture, Sherritt has the ability to raise secured second lien debt in the amount of approximately $230 million and to complete an exchange transaction using such secured debt basket outside of a CBCA transaction.

The Transaction does not affect any other obligations of the Corporation or involve the outstanding equity securities of the Corporation, and Sherritt will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities in the ordinary course of business.

In connection with the Transaction, and subject to Shareholder approval, the Corporation anticipates reducing the stated capital of its Common Shares to $575 million (the “Stated Capital Reduction”), as further set out in the Circular. The Stated Capital Reduction is a preliminary step in connection with implementing the Transaction under

[1]

Principal amount of CFA Loans is as at January 31, 2020, and has been calculated by converting from U.S. Dollar currency to Canadian Dollar currency using the Bank of Canada daily exchange rate as at January 31, 2020, being US$1:CDN$1.3233.

(iii)

the CBCA Proceedings. The Stated Capital Reduction will not impact the Corporation’s current number of common shares issued and outstanding.

Paradigm Capital Inc. (“Paradigm Capital”), an independent financial advisor to the Board, has provided opinions to the Board that (i) the Noteholders and the CFA Lenders, respectively, would be in a better position, from a financial point of view, under the Transaction than if the Corporation were liquidated; and (ii) the Transaction is fair, from a financial point of view, to the Corporation.

Following the Corporation’s detailed review process and careful consideration of various potential strategic alternatives, and taking into account, among other things, the various industry and geopolitical challenges impacting the Corporation, the terms of the Transaction, the anticipated benefits of the Transaction for the Corporation and its stakeholders, the opinions of Paradigm Capital, and legal and financial advice from the Corporation’s professional advisors, the Board unanimously determined that the Transaction is the best available alternative for the Corporation and its stakeholders at this time and authorized the Corporation to seek to implement the Transaction. The Board unanimously recommends that the Debtholders VOTE FOR the Debtholders’ Arrangement Resolution and the Transaction contemplated thereby, and that the Shareholders VOTE FOR the Stated Capital Reduction Resolution.

Reasons for the recommendation of the Board that Debtholders vote for the Transaction include (i) all holders of Existing Notes will be treated in a fair and balanced way and will receive equal treatment in the form of New Second Lien Notes, and will receive security over all of the material assets of the Corporation; (ii) the New Second Lien Notes will rank in priority to unsecured obligations of the Corporation, as described in more detail in the “Description of Notes”; (iii) the Existing Notes, as pari passu senior unsecured obligations of the Corporation, will be treated on an equal basis, whereas alternative transactions available to the Corporation could disproportionately benefit holders of certain series of Existing Notes and increase the risk of payment or recovery to holders of other series of Existing Notes; (iv) with an improved capital structure, the Transaction will put the Corporation in a stronger position to satisfy all of the obligations and payments under the New Second Lien Notes; (v) the mandatory redemption covenant in respect of the New Second Lien Notes requires additional prepayments at par in respect of such New Second Lien Notes in improved financial conditions; (vi) the Transaction reduces the risk of potential debt defaults and month-to-month liquidity challenges; (vii) the Transaction extends the maturity of the Corporation’s note obligations to 2027, providing the Corporation with additional time to improve the business and create value for the benefit of stakeholders, and (viii) the exchange of the CFA Loans for either (i) the Ambatovy Interests, or (ii) the Amended CFA Loans, as applicable, is appropriate in light of the value and structure of the CFA Loans and eliminates a significant amount of Sherritt’s historic debt obligations in respect of the Ambatovy Joint Venture.

Debtholders as at 5:00 p.m. on March 6, 2020, being the record date for the Meetings, will be asked to approve the Arrangement by way of a resolution (the “Debtholders’ Arrangement Resolution”) at the Debtholders’ Meeting scheduled to be held at 10:00 a.m. (Toronto time) on April 9, 2020. Shareholders as at 5:00 p.m. on March 6, 2020, being the record date for the Meetings, will be asked to approve the Stated Capital Reduction by way of a special resolution (the “Stated Capital Reduction Resolution”) at the Shareholders’ Meeting to be held at 10:30 a.m. (Toronto time) on April 9, 2020. The Meetings will be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario.

In order for the Transaction to be approved at the Debtholders’ Meeting, the Debtholders’ Arrangement Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Debtholders present in person or by proxy at the Debtholders’ Meeting and entitled to vote thereon. The Stated Capital Reduction Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote thereon. The Corporation may seek final approval of the Plan by the Court even if the Stated Capital Reduction Resolution is not passed at the Shareholders’ Meeting.

Should the Transaction not be implemented pursuant to the Plan for any reason, the Corporation will continue to review its available strategic alternatives and other potential transactions, including the use of the available $230 million secured debt basket under its Existing Notes Indenture to exchange one series, a combination of series or a portion of all series of its Existing Notes.

(iv)

We encourage you to vote on the matters set out in the Circular by following the voting instructions set out therein by the applicable deadline.

Yours very truly,

(signed) “David Pathe”
Chief Executive Officer
Sherritt International Corporation

These materials are important and require your immediate attention. The transactions contemplated as part of the Transaction are complex. The accompanying Circular contains a description of the Transaction and a copy of the Plan, along with other information concerning Sherritt to assist you in considering this matter. You are urged to review this information carefully. Should you have any questions or require assistance in understanding and evaluating how you will be affected by the Transaction, please consult your legal, tax or other professional advisors.

If you have any questions or require additional information with regard to voting your debt or your shares, please contact our proxy solicitation, information and exchange agent, Kingsdale Advisors, by: (a) telephone, toll-free in North America at 1-800-749-9197 or at 416-867-2272 outside of North America, or (b) e-mail to contactus@kingsdaleadvisors.com.

(v)

NOTICE OF MEETING OF DEBTHOLDERS

TO:	Holders of 8.00% Senior Unsecured Debentures of Sherritt International Corporation (the “Corporation”) due November 15, 2021 (the “Existing 2021 Notes”)

AND TO:	Holders of 7.50% Senior Unsecured Debentures of the Corporation due September 24, 2023 (the “Existing 2023 Notes”)

AND TO:	Holders of 7.875% Senior Unsecured Notes of the Corporation due October 11, 2025 (the “Existing 2025 Notes” and together with the Existing 2021 Notes and the Existing 2023 Notes, the “Existing Notes”)

AND TO:	Summit Ambatovy Mineral Resources Investment B.V., as lender, Sumitomo Corporation, as lender guarantor, The Export-Import Bank of Korea, as lender, and Korea Resources Corporation, as take-out financier, and any of their respective permitted successors or assigns (the “CFA Lenders”) under the CFA Loan Agreements

NOTICE IS HEREBY GIVEN that a meeting (the “Debtholders’ Meeting”) of the holders of the Existing Notes (the “Noteholders”) and the CFA Lenders (collectively with the Noteholders, the “Debtholders”) will be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, on April 9, 2020, at 10:00 a.m. (Toronto time) pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated February 26, 2020, for the following purposes:

(a)

to consider and, if deemed advisable, to pass, with or without variation, a resolution (the “Debtholders’ Arrangement Resolution”), the full text of which is set out in Appendix A to the accompanying management information circular (the “Circular”), approving an arrangement (the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act, which Arrangement is more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Debtholders’ Meeting or any postponement or adjournment thereof.

Capitalized terms used herein, and not otherwise defined herein, have the meanings set forth in the Circular. Additional information on the above matters can be found in the Circular.

Pursuant to the Interim Order, the record date for entitlement to vote at the Debtholders’ Meeting is 5:00 p.m. on March 6, 2020 (the “Record Date”). All Debtholders will vote as one class. Each Debtholder will have one vote for each $1,000 of principal amount of Existing Notes and/or CFA Loans held by the applicable Debtholder as at the Record Date. For the purposes of determining the principal amount of CFA Loans that a CFA Lender is entitled to vote at the Debtholders’ Meeting, the CFA Loans will be converted to Canadian Dollars based on the Bank of Canada daily U.S. Dollar to Canadian Dollar exchange rate in effect on the Record Date, being US$1:$1.3241. Pursuant to the Interim Order, the quorum for the Debtholders’ Meeting is the presence, in person or by proxy, of two or more persons entitled to vote at such Debtholders’ Meeting. Subject to any further order of the Court, the vote required to pass the Debtholders’ Arrangement Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by Debtholders present in person or by proxy at the Debtholders’ Meeting and entitled to vote on the Debtholders’ Arrangement Resolution.

In addition to Debtholder approval, the implementation of the Arrangement is subject to the approval of the Court, receipt of any additional approvals required by the Court, and the satisfaction or waiver of the other conditions set out in the plan of arrangement (the “Plan”).

In addition to the Debtholders’ Arrangement Resolution, copies of the Plan, the Notice of Application, the Interim Order and the Description of Notes, are attached to the Circular as Appendix C, Appendix E, Appendix F and Appendix H, respectively.

1

The Circular, this notice, the form of Noteholder VIEF (in the case of Noteholders), and the form of CFA Lender Voting and Election Form (in the case of CFA Lenders) are being distributed to Debtholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com.

If you are a Noteholder and receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Existing Notes and be eligible to receive certain additional consideration described in the Circular (if applicable).

All Debtholders are requested to vote in accordance with the instructions provided in the Noteholder VIEF or CFA Lender Voting and Election Form, as applicable, using the applicable method, as set forth therein and described below. In order to cast a vote at the Debtholders’ Meeting:

(a)

beneficial holders of the Existing Notes must submit to their respective Intermediaries at or prior to 5:00 p.m. (Toronto time) on April 7, 2020, or such later date as may be agreed by the Applicants in the event that the Debtholders’ Meeting is postponed or adjourned (the “Voting Deadline”), or such earlier deadline as an Intermediary may advise the applicable beneficial holder of the Existing Notes, their duly completed Noteholder VIEF (or such other documentation or instruction as the Intermediary may customarily request for purposes of obtaining voting instructions); and

(b)

the CFA Lenders must submit to the Proxy, Information and Exchange Agent, at or prior to the Voting Deadline, their duly completed CFA Lender Voting and Election Form (or such other documentation or instruction as the Proxy, Information and Exchange Agent may customarily request for purposes of properly obtaining voting instructions), in each case in accordance with the instructions set forth in the Noteholder VIEF or CFA Lender Voting and Election Form, as applicable, and any instructions provided by your Intermediary or the Proxy, Information and Exchange Agent, as applicable.

As described further in the Circular, Noteholders as at the Record Date that submit a vote in favour of the Debtholders’ Arrangement Resolution on or prior to the early consent deadline of 5:00 p.m. (Toronto time) on March 27, 2020 (the “Early Consent Deadline”), as such date may be extended by the Applicants (each, an “Early Consenting Noteholder”), will be entitled to receive on the Effective Date (conditional on completion of the Arrangement and subject to the terms of the Plan) a cash payment in an amount equal to 3% of the principal amount of Existing Notes voted by such Early Consenting Noteholder in favour of the Plan prior to the Early Consent Deadline and held by such Early Consenting Noteholder as at the Effective Date as additional consideration in exchange for its Existing Notes.

Debtholders may attend the Debtholders’ Meeting in person or may appoint another person as proxyholder. The Noteholder VIEF and the CFA Lender Voting and Election Form nominate David Pathe, President and Chief Executive Officer of Sherritt or Andrew Snowden, Senior Vice President & Chief Financial Officer of Sherritt, and either one of them, with full power of substitution as proxyholders. A Debtholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the Noteholder VIEF or CFA Lender Voting and Election Form, as applicable, and following the instructions contained therein. Persons appointed as proxyholders need not be Debtholders. Debtholders requiring assistance should contact the Proxy, Information and Exchange Agent at the contact information provided in the Circular.

2

The Board unanimously recommends that Debtholders VOTE FOR the Debtholders’ Arrangement Resolution.

DATED at Toronto, Ontario, this 6th day of March, 2020.

SHERRITT INTERNATIONAL CORPORATION

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Ward Sellers”
Senior Vice President, General Counsel and Corporate Secretary
Sherritt International Corporation

3

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

TO:	Holders of common shares (“Common Shares”) of Sherritt International Corporation (“Sherritt” or the “Corporation”)

NOTICE IS HEREBY GIVEN that a special meeting (the “Shareholders’ Meeting”) of the holders of the Common Shares (the “Shareholders”) will be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, on April 9, 2020, at 10:30 a.m. (Toronto time) pursuant to an order (the “Interim Order”) of the Ontario Superior Court of Justice (Commercial List) (the “Court”) dated February 26, 2020, for the following purposes:

(a)

to consider and, if deemed advisable, to pass, with or without variation, a special resolution (the “Stated Capital Reduction Resolution”), the full text of which is set out in Appendix B to the accompanying management information circular (the “Circular”), approving a reduction of the stated capital of the Common Shares, as more particularly described in the Circular; and

(b)	to transact such other business as may properly come before the Shareholders’ Meeting or any postponement or adjournment thereof.

Capitalized terms used herein, and not otherwise defined herein, have the meanings set forth in the Circular. Additional information on the above matters can be found in the Circular.

Pursuant to the Interim Order, the record date for entitlement to vote at the Shareholders’ Meeting is 5:00 p.m. on March 6, 2020 (the “Record Date”). Each Shareholder will have one vote for each Common Share as at the Record Date. Pursuant to the Interim Order, the quorum for the Shareholders’ Meeting is the presence, in person or by proxy, of two or more persons entitled to vote at such Shareholders’ Meeting. Subject to any further order of the Court, the vote required to pass the Stated Capital Reduction Resolution is the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote on the Stated Capital Reduction Resolution.

The Stated Capital Reduction to be approved by Shareholders is a preliminary step to the implementation of the Transaction, described in further detail in the Circular, which would reduce the Corporation’s total outstanding debt by approximately $414 million and reduce annual cash interest payments by approximately $19 million by, among other things, (i) exchanging the Corporation’s existing note obligations in the aggregate principal amount of approximately $588 million, plus all accrued and unpaid interest, for New Second Lien Notes in the aggregate principal amount of approximately $319 million (on the basis of an Effective Date of April 30, 2020) and (ii) exchanging Sherritt’s obligations in respect of the partner loans relating to the Ambatovy Joint Venture in the aggregate principal amount of approximately $145 million for, at the election of each CFA Lender, either (i) its pro rata share of Sherritt’s interest in the Ambatovy Joint Venture, or (ii) Amended CFA Loans with no further recourse as against Sherritt, all as further discussed in the Circular. The Transaction would also result in an extension of the maturity of the Corporation’s note obligations from 2021, 2023 and 2025, respectively, under its existing notes to 2027 under the New Second Lien Notes. The Stated Capital Reduction will not impact the Corporation’s current number of Common Shares issued and outstanding.

The Circular, this notice, the form of Shareholder proxy and the Shareholder voting instruction form are being distributed to Shareholders as at the Record Date and are available online under the Corporation’s profile on SEDAR at www.sedar.com.

If you receive these materials through your broker, custodian, investment dealer, nominee, bank, trust company or other intermediary (an “Intermediary”), you should follow the instructions provided by such Intermediary in order to vote your Common Shares.

All Shareholders are requested to vote in accordance with the instructions provided in the appropriate proxy or voting instruction form, as applicable, using one of the available methods described therein. In order to be effective, proxies and voting instruction forms must be received by the Corporation’s transfer agent, prior to 5:00 p.m.

(Toronto time) on April 7, 2020, or, if the Shareholders’ Meeting is postponed or adjourned, not less than 48 hours (excluding Saturdays, Sundays and holidays) prior to any adjournments or postponements thereof.

Registered holders of Common Shares (“Registered Shareholders”) can submit their proxy:

•	By mail: AST Trust Company (Canada), Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1

•	By fax: 1-866-781-3111 (toll free) or 416-368-2502 (within the 416 area code)

•	By email: proxyvote@astfinancial.com

•	By telephone: Using a touch-tone telephone, call toll free 1-888-489-7352 (Bilingual)

•	By Internet: www.astvotemyproxy.com

If you receive more than one proxy form because you own Common Shares registered in different names or addresses, each proxy form should be completed and returned.

Registered Shareholders may attend the Shareholders’ Meeting in person or may appoint another person as proxyholder. The form of Shareholder proxy nominates David Pathe, President and Chief Executive Officer of Sherritt or Andrew Snowden, Senior Vice President & Chief Financial Officer of Sherritt, and either one of them with full power of substitution as proxyholders. A Shareholder may appoint another person as his, her or its proxyholder by inserting the name of such person in the space provided in the form of proxy, or by completing another valid form of proxy. Persons appointed as proxyholders need not be Shareholders. Shareholders requiring assistance should contact the Proxy, Information and Exchange Agent.

The Board unanimously recommends that Shareholders VOTE FOR the Stated Capital Reduction Resolution.

DATED at Toronto, Ontario, this 6th day of March, 2020.

SHERRITT INTERNATIONAL CORPORATION

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “Ward Sellers”
Senior Vice President, General Counsel and Corporate Secretary Sherritt International Corporation

IMPORTANT INFORMATION

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of Management to be used at the Meetings of each of the Debtholders and the Shareholders to be held at the offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario on April 9, 2020 at 10:00 a.m. and 10:30 a.m. (Toronto time), respectively, and, at any adjournment or postponement thereof, for the purposes set forth in the accompanying Notices of Meeting for each of the Debtholders and the Shareholders.

No person has been authorized to give any information or make any representation in connection with the Transaction or any other matters to be considered at the Meetings other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized and should not be relied upon in making a decision as to how to vote on the Transaction or the other matters set forth herein.

All summaries of, and references to, the Transaction in this Circular are qualified in their entirety by reference to the complete text of the Plan, a copy of which is attached as Appendix C to this Circular. You are urged to carefully read the full text of the Plan.

All information contained in this Circular is given as of March 6, 2020 unless otherwise specifically stated. All capitalized terms used in this Circular but not otherwise defined herein have the meanings set forth under “Glossary of Terms”.

Unless otherwise stated, all references in this Circular to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian Dollars.

EXCHANGE RATES

The following table sets forth, for each of the periods indicated, the end-of-period Bank of Canada daily U.S. Dollar to Canadian Dollar exchange rate. The exchange rate on March 6, 2020, as quoted by Bank of Canada, for the conversion of U.S. Dollars to Canadian Dollars, was US$1.00 equals $1.3241.

	Year Ended December 31,
	2018	2019
High	$1.3642	$1.3600
Low	$1.2288	$1.2988
Average	$1.2957	$1.3269
End of Period	$1.3642	$1.2988

For the purposes of determining the principal amount of CFA Loans that a CFA Lender is entitled to vote at the Debtholders’ Meeting, the CFA Loans will be converted to Canadian Dollars based on the Bank of Canada daily U.S. Dollar to Canadian Dollar exchange rate in effect on the Record Date of March 6, 2020.

The foregoing rates may differ from the actual rates used in the preparation of Sherritt’s financial statements and other financial information referenced in this Circular. The Corporation’s inclusion of these exchange rates is not meant to suggest that the U.S. Dollar amounts actually represent such Canadian Dollar amounts or that such amounts could have been converted into Canadian Dollars at any particular rate, if at all.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents which have been publicly filed on SEDAR at www.sedar.com or with the securities commission or similar regulatory authority in each of the provinces and territories of Canada, are specifically incorporated by reference into, and form an integral part of this Circular:

(a)	the annual information form for the Corporation dated February 13, 2019 for the fiscal year ended December 31, 2018 (the “2018 AIF”);

(b)	the management information circular dated May 24, 2019 in respect of the Corporation’s annual and special meeting of shareholders held on June 24, 2019 (the “2019 AGM Circular”);

(c)

the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2019 and 2018 and Management’s report and the independent auditor’s report thereon (the “2019 Financial Statements”);

(d)	the Management’s Discussion and Analysis of the Corporation for the fiscal year ended December 31, 2019 (the “2019 MD&A”); and

(e)	the material change report issued by the Corporation on February 27, 2020 with respect to the Transaction.

Material change reports (other than confidential reports), business acquisition reports, interim and annual financial statements and all other documents of the type referred to above after the date of this Circular and before completion or withdrawal of the Transaction will be deemed to be incorporated by reference into this Circular.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein will be deemed to be modified or superseded for the purposes of this Circular to the extent that a statement contained in this Circular or in any subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded will not constitute a part of this Circular, except as so modified or superseded. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of such a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Copies of documents incorporated herein by reference may be obtained upon request without charge from the Corporate Secretary of Sherritt at Bay Adelaide Centre, East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4 and are also available electronically on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This Circular and the documents incorporated by reference herein contain “forward looking statements” within the meaning of applicable U.S. Securities Laws and “forward-looking information” within the meaning of applicable Canadian Securities Laws (collectively, “forward-looking statements”). These forward-looking statements are made as of the date of this Circular or, in the case of documents incorporated by reference herein, as of the date of such documents.

Forward-looking statements can generally be identified by the use of statements that include such words as “believe”, “expect”, “anticipate”, “intend”, “plan”, “forecast”, “likely”, “may”, “will”, “could”, “should”, “suspect”, “outlook”, “projected”, “continue” or other similar words or phrases. Specifically, forward-looking statements in this document and the documents incorporated by reference herein include but are not limited to, statements respecting certain expectations regarding capital costs and expenditures; capital project completion dates; sales volumes; revenue, costs and earnings; sufficiency of working capital and capital project funding, completion of development and exploration wells; restructuring plan cost savings; and amounts of certain joint venture commitments.

Forward-looking statements are not based on historic facts, but rather on current expectations, assumptions and projections about future events, including commodity and product prices and demand; the level of liquidity and access to funding; share-price volatility; realized prices for production; earnings and revenues; development and exploration wells and enhanced oil recovery in Cuba; environmental rehabilitation provisions; availability of regulatory approvals; compliance with applicable environmental laws and regulations; debt repayments; collection of accounts receivable; the timing of, and matters to be considered at, the meetings of Debtholders and Shareholders; the Corporation’s ability to satisfy its financial obligations in future period; the Corporation’s intention to reduce its debt and annual interest payments; the Corporation’s intention to realign its capital structure and the timing thereof; the Corporation’s filing with the Court; failure to timely satisfy the conditions of the Transaction or to otherwise complete the Transaction; the expected process for implementing the Transaction; the effect of the Transaction; the Corporation’s corporate governance practices and policies; and certain corporate objectives, goals and plans for 2019 and 2020. By their nature, forward-looking statements require the Corporation to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that those assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections.

These assumptions should be considered carefully by Debtholders and Shareholders. Debtholders and Shareholders are cautioned not to place undue reliance on the forward-looking statements or the assumptions on which our forward-looking statements are based. Debtholders and Shareholders are advised to carefully review and consider the risk factors identified under the heading “Risk Factors” herein, in the 2018 AIF under the heading “Risk Factors”, which is incorporated by reference into this Circular, and in the other documents incorporated by reference herein for a discussion of the factors that could cause the Corporation’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements. Debtholders and Shareholders are further cautioned that the foregoing list of assumptions is not exhaustive and it is recommended that Debtholders and Shareholders consult the more complete discussion of the Corporation’s business, financial condition and prospects that is included in the documents incorporated by reference herein. Although the Corporation believes that the assumptions on which the forward-looking statements are based are reasonable, based on the information available to the Corporation on the date such statements were made, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements contained in this Circular and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The forward-looking information and statements contained in this document and the documents incorporated by reference herein are made as of the date hereof and the Corporation undertakes no obligation to update publicly or revise any oral or written forward-looking information or statements, whether as a result of new information, future events or otherwise, except as required by applicable securities laws. The forward-looking information and statements contained herein are expressly qualified in their entirety by this cautionary statement.

NOTICE TO DEBTHOLDERS IN THE UNITED STATES

THE SECURITIES ISSUABLE IN CONNECTION WITH THE TRANSACTION HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE U.S. SECURITIES AND EXCHANGE COMMISSION OR SECURITIES REGULATORY AUTHORITIES IN ANY STATE OF THE UNITED STATES; AND NEITHER THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR ANY SUCH STATE REGULATORY AUTHORITY HAS PASSED UPON THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The issuance and distribution of New Second Lien Notes and the related New Notes Guarantees under the Plan have not been registered under the U.S. Securities Act. The New Second Lien Notes and related New Notes Guarantees are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act (and similar exemptions under applicable state securities laws).

For more information, including information regarding transfer restrictions under applicable U.S. Securities Laws, see “Securities Law Matters—Certain United States Securities Law Matters”.

The Arrangement is being made in accordance with the disclosure requirements of Canada. Debtholders should be aware that such requirements are different from those of the United States. The financial statements of Corporation included or incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards and may not be comparable to the financial statements of United States companies.

Debtholders in the United States should be aware that the Transaction as described herein may have tax consequences both in the United States and Canada. This Circular does not address any tax considerations of the Transaction other than certain Canadian federal income tax considerations. Debtholders are encouraged to consult their tax advisors.

The solicitation of consents contemplated hereby are being effected in accordance with Canadian corporate and securities laws. The proxy solicitation rules under the U.S. Securities Exchange Act are not applicable to the Corporation or this solicitation. Debtholders should be aware that proxy solicitation and disclosure requirements under Canadian laws are different from those requirements under U.S. Securities Laws.

It may be difficult for you to enforce your rights and any claim you may have arising under U.S. Securities Laws, since the Corporation is located in Canada, and some or all of its officers and directors may be residents of Canada. You may not be able to sue a foreign corporation or its officers or directors in a foreign court for violations of U.S. Securities Laws. It may be difficult to compel a foreign corporation and its affiliates to subject themselves to a U.S. court’s judgment.

GLOSSARY OF TERMS

Unless the context otherwise requires, when used in this Circular the following terms shall have the meanings set forth below. Words importing the singular number shall include the plural and vice versa, and words importing any gender shall include all genders.

“2016 Notes Extension Transaction” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“2018 AIF” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2019 AGM Circular” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2019 Financial Statements” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“2019 MD&A” has the meaning ascribed thereto under the heading “Documents Incorporated by Reference”;

“7.50% Debentures” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“7.875% Notes” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“8.00% Debentures” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Additional CFA Loans” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Aggregate CFA Loans” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Alternative CFA Lender Transaction” has the meaning ascribed thereto under the heading “Treatment of CFA Lenders – Alternative CFA Lender Transaction”;

“Amalgamated Sherritt” has the meaning ascribed thereto under the heading “Arrangement Steps”;

“Amalgamation” means the amalgamation of Sherritt and Sherritt Amalco to form Amalgamated Sherritt;

“Ambatovy Debt” means all present or future indebtedness or other obligations owing to MMI by AMSA and by DMSA in respect of the Shareholder Subordinated Loans (as defined in the Ambatovy Shareholders’ Agreement), including all accrued and unpaid interest in respect thereof;

“Ambatovy Interests” means, collectively, the Ambatovy Debt and the Ambatovy Shares;

“Ambatovy Interests Electing CFA Lender” means a CFA Lender that made an Ambatovy Interests Exchange Election pursuant to the Interim Order;

“Ambatovy Interests Exchange Election” means, in respect of a CFA Lender, an election made by such CFA Lender pursuant to the Interim Order to receive its CFA Lender Pro Rata Share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt as the consideration in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims;

“Ambatovy Joint Venture” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Ambatovy Partners” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Ambatovy Restructuring” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Ambatovy Senior Lenders” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Ambatovy Senior Project Financing” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Ambatovy Shareholders’ Agreement” means the fourth amendment and restatement of the shareholders’ agreement dated December 11, 2017, as originally dated October 18, 2006 and as previously amended and restated on February 21, 2008, June 24, 2009, and May 29, 2012, among Sherritt, the CFA Guarantor, Korea Resources Corporation, Sumitomo Corporation, Summit Ambatovy Mineral Resources Investment B.V., Ambatovy Holdings Limited, DMSA and AMSA;

“Ambatovy Shares” means, collectively, the AMSA Shares and the DMSA Shares;

“Amended CFA Loan” means a loan on substantially similar terms as the existing CFA Loans, subject to the CFA Loan Amended Terms;

“Amended CFA Loan Electing CFA Lender” means a CFA Lender that made an Amended CFA Loan Election pursuant to the Interim Order, provided that if a CFA Lender does not make an election pursuant to the Interim Order, such CFA Lender shall be deemed to have made an Amended CFA Loan Election and to be an Amended CFA Loan Electing CFA Lender under the Plan;

“Amended CFA Loan Election” means, in respect of a CFA Lender, an election made, or deemed to have been made, by such CFA Lender pursuant to the Interim Order to receive an Amended CFA Loan(s) as the consideration in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims;

“AMSA” means Ambatovy Minerals S.A.;

“AMSA Shares” means all of the shares in the capital of AMSA held by the CFA Guarantor;

“Applicants” means, collectively, Sherritt and Sherritt Amalco;

“Arrangement” means the arrangement effected under Section 192 of the CBCA on the terms and subject to the conditions set forth in the Plan, subject to any amendments, modifications and/or supplements made thereto in accordance with the Arrangement Agreement and the Plan;

“Arrangement Agreement” means the arrangement agreement dated February 25, 2020 among the Applicants, a copy of which is attached (without schedules) as Appendix D to this Circular, as it may be amended, restated, modified and/or supplemented from time to time;

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;

“BIA” has the meaning ascribed thereto under the heading “Risk Factors”;

“Board” or “Board of Directors” means the board of directors of Sherritt;

“Broadridge” means, collectively, Broadridge Investor Communications Corporation and Broadridge Investor Communications Inc.;

“Canadian Dollars” or “$” means the lawful currency of Canada;

“Canadian Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada”;

“Canadian Securities Laws” means, collectively, and, as the context may require, the applicable securities laws of each of the provinces of Canada, and the respective regulations and rules made under those securities laws together with all applicable policy statements, instruments, blanket orders and rulings of the Canadian securities commissions and all discretionary orders or rulings, if any, of the Canadian securities commissions made in connection with the Transaction together with applicable published policy statements of the Canadian securities administrators, as the context may require.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under Section 260 of the CBCA;

“CBCA Opinion” has the meaning ascribed thereto under the heading “Reasons for Transaction – Paradigm Capital Opinions” and is included in the Paradigm Capital Opinions attached as Appendix G to this Circular;

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA on February 26, 2020 in connection with the Plan;

“CCAA” has the meaning ascribed thereto under the heading “Risk Factors”;

“CDS” means the CDS Clearing and Depository Services Inc. and its successors and assigns;

“CDSX” means the clearing and settlement system administered by CDS;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicants in accordance with section 262 of the CBCA;

“CFA Guarantor” or “MMI” means Madagascar Mineral Investments Ltd.;

“CFA Lender Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the CFA Loans, the CFA Loan Agreements or any of the other CFA Loan Documents as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) pursuant to or in connection with the CFA Loan Documents as at the Effective Date;

“CFA Lender Pro Rata Share” means, with respect to each CFA Lender, the percentage that the principal amount of CFA Loans held by such CFA Lender bears to the total principal amount of CFA Loans held by all CFA Lenders immediately prior to the Effective Time;

“CFA Lender Voting and Election Form” means the CFA Lender proxy, voting and election form in connection with the Debtholders’ Meeting;

“CFA Lenders” means, collectively, Summit Ambatovy Mineral Resources Investment B.V. as lender, Sumitomo Corporation as lender guarantor, The Export-Import Bank of Korea as lender, and Korea Resources Corporation as take-out financier, and any of their respective permitted successors or assigns, and “CFA Lender” means any one of them, as applicable;

“CFA Loan Agreements” means, collectively, (a) the amended and restated development carry finance agreement made as of March 26, 2008, as amended and restated as of June 24, 2009 and as further amended and restated as of December 11, 2017, among Sherritt as borrower, the CFA Guarantor as guarantor, The Export-Import Bank of Korea as lender and Korea Resources Corporation as take-out financier; (b) the amended and restated development carry finance agreement made as of March 26, 2008, as amended and restated as of June 24, 2009 and as further amended and restated as of December 11, 2017, among Sherritt as borrower, the CFA Guarantor as guarantor, Summit Ambatovy Mineral Resources Investment B.V. as lender and Sumitomo Corporation as lender guarantor, and (c) the amended and restated development carry finance agreement made as of March 26, 2008, as amended and restated as of June 24, 2009 and as further amended and restated as of December 11, 2017, among Sherritt as borrower, the CFA Guarantor as guarantor, Summit Ambatovy Mineral Resources Investment B.V. as lender and Sumitomo Corporation as lender guarantor, as previously assigned to Summit Ambatovy Mineral Resources Investment B.V. by SNC-Lavalin Inc.;

“CFA Loan Amended Terms” means (i) the CFA Guarantor shall be the sole borrower under the Amended CFA Loan(s); (ii) Sherritt shall have no obligations in respect of the Amended CFA Loan(s) and there shall be no recourse whatsoever against Sherritt in respect of the Amended CFA Loan(s); and (iii) the CFA Lender in respect of an Amended CFA Loan shall have the right, for up to 12 months following the Effective Date, to direct the CFA Guarantor to transfer such CFA Lender’s CFA Lender Pro Rata Share of the Ambatovy Shares and the Ambatovy Debt held by the CFA Guarantor as directed by such CFA Lender in consideration for an amount equal to the amount owing under such CFA Lender’s Amended CFA Loan, which will be satisfied through the full and final set off, settlement, repayment and exchange of the CFA Lender’s Amended CFA Loan, as such terms may be amended, modified and/or supplemented pursuant to the Plan;

“CFA Loan Documents” means, collectively, the CFA Loan Agreements, the other Finance Documents (as defined under the CFA Loan Agreements) and all other documentation including, without limitation, all guarantee and security documentation, related to the CFA Loans;

“CFA Loans” means the existing loans made by the CFA Lenders, as applicable, under the CFA Loan Agreements;

“CFA Note” has the meaning ascribed thereto under the heading “Arrangement Steps”;

“Circular” means this management information circular of Sherritt dated March 6, 2020, including all appendices hereto, as it may be amended, modified and/or supplemented from time to time, subject to the terms of the Interim Order or other Order of the Court;

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty), by reason of any right of setoff, counterclaim or recoupment, or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Collateral” has the meaning ascribed thereto in the “Description of Notes”;

“Collateral Agent” has the meaning ascribed thereto in the “Description of Notes”;

“Collateral Documents” has the meaning ascribed thereto in the “Description of Notes”;

“Common Shares” means common shares in the capital of Sherritt or Amalgamated Sherritt, as the context requires;

“Consent Agreement” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Consent Notes” means, in respect of an Early Consenting Noteholder, the Existing Notes held by such Early Consenting Noteholder in respect of which votes have been validly cast in favour of the Plan by the Early Consent Deadline pursuant to the Interim Order and in respect of which such vote in favour of the Plan has not been changed or withdrawn, and/or the Existing Notes held by such Early Consenting Noteholder in respect of which such Early Consenting Noteholder has otherwise supported the Plan, in each case in a manner acceptable to the Applicants;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Cuban Receivables” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Cuban Receivables Agreement” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Debt” means, collectively, the Obligations in respect of the Existing Notes and the CFA Loans;

“Debt Documents” means, collectively, the Existing Note Documents and the CFA Loan Documents;

“Debtholder Meeting Packages” means, collectively, (a) this Circular, the Debtholders’ Notice and the Noteholder VIEF to be sent to the Noteholders, and (b) this Circular, the Debtholders’ Notice and the CFA Lender Voting and Election Form to be sent to the CFA Lenders;

“Debtholders” means, collectively, the Noteholders and the CFA Lenders;

“Debtholders’ Arrangement Resolution” means the resolution of the Debtholders, inter alia, approving the Arrangement to be considered and voted upon at the Debtholders’ Meeting, the full text of which is attached as Appendix A to this Circular;

“Debtholders’ Meeting” means the meeting of Debtholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Debtholders’ Arrangement Resolution and to consider and vote on such other matters as may properly come before such meeting, and includes any adjournment(s) or postponement(s) of such meeting;

“Debtholders’ Notice” means the notice of the Debtholders’ Meeting;

“Description of Notes” has the meaning ascribed thereto under the heading “Terms of the New Second Lien Notes and the New Notes Indenture”;

“DMSA” means Dynatec Madagascar S.A.;

“DMSA Shares” means all of the shares in the capital of DMSA held by the CFA Guarantor;

“Dynatec” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Early Consent Date” means March 27, 2020, or such later date as the Applicants may determine;

“Early Consent Deadline” means 5:00 p.m. (Toronto time) on the Early Consent Date, or such later time as the Applicants may determine;

“Early Consenting Noteholder” means a Noteholder who, by the Early Consent Deadline, has voted in favour of the Plan or has otherwise supported the Plan, in each case in a manner acceptable to the Applicants, and provided that in each case such Noteholder holds its Consent Notes as at the Effective Date;

“EBITDA” has the meaning ascribed thereto in the Revolving Bank Facility Agreement;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;

“Effective Time” means such time on the Effective Date as may be specified by the Applicants as the time at which the Arrangement implementation steps set forth in the Plan shall be deemed to commence;

“Energas” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Excess Cash Flow” has the meaning ascribed thereto in the “Description of Notes”;

“Existing 2021 Notes” means the 8.00% Senior Unsecured Debentures due November 15, 2021 issued by Sherritt under the Existing Notes Indenture;

“Existing 2023 Notes” means the 7.50% Senior Unsecured Debentures due September 24, 2023 issued by Sherritt under the Existing Notes Indenture;

“Existing 2025 Notes” means the 7.875% Senior Unsecured Notes due October 11, 2025 issued by Sherritt under the Existing Notes Indenture;

“Existing Indenture Trustee” means Computershare Trust Company of Canada as trustee under the Existing Notes Indenture, and any successor thereof;

“Existing Note Documents” means, collectively, the Existing Notes Indenture, the Existing Notes, the Existing Notes Guarantees and all other documentation related to the Existing Notes;

“Existing Noteholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Existing Notes, the Existing Notes Indenture or any other Existing Note Documents as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) pursuant to or in connection with the Existing Note Documents as at the Effective Date;

“Existing Notes” means, collectively, the Existing 2021 Notes, the Existing 2023 Notes and the Existing 2025 Notes;

“Existing Notes Guarantees” means, collectively, each Note Guarantee (as defined in the Existing Notes Indenture);

“Existing Notes Guarantors” means, collectively, Sherritt International Oil and Gas Limited, Sherritt International (Bahamas) Inc., Sherritt Power (Bahamas) Inc., SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), Sherritt Utilities Inc., Canada Northwest Oils (Europe) B.V., and CNWL Oil (Espana) S.A.;

“Existing Notes Indenture” means the second amended and restated indenture in respect of the Existing Notes dated as of July 29, 2016 among Sherritt, the Existing Notes Guarantors and the Existing Indenture Trustee, as it may be further amended, restated, modified and/or supplemented from time to time prior to the Effective Date;

“Existing Revolving Bank Facility Collateral” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Fairness Opinion” has the meaning ascribed thereto under the heading “Reasons for Transaction – Paradigm Capital Opinions” and is included in the Paradigm Capital Opinions attached as Appendix G to this Circular;

“Final Order” means the Order of the Court approving the Arrangement under Section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and the Plan, in form and substance satisfactory to the Applicants, as such Order may be amended from time to time in a manner acceptable to the Applicants;

“Form 54-101F7” has the meaning ascribed thereto under the heading “Non-Registered Holders of Common Shares and Existing Notes”;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (a) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them, or (b) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Guarantors” means, collectively, the Existing Notes Guarantors and the CFA Guarantor;

“Holders” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“Intercreditor Agreement” has the meaning ascribed thereto in the “Description of Notes”;

“Interim Order” means the interim Order of the Court granted on February 26, 2020 pursuant to Section 192 of the CBCA, which, among other things, approves the calling of, and the date for, the Meetings, as such Order may be amended from time to time in a manner acceptable to the Applicants, a copy of which is attached as Appendix F to this Circular;

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;

“In-Person Holder” means a Debtholder or Shareholder who wishes to vote in person at a Meeting and follows the required procedures to do so;

“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity, and includes any securities or stock exchange rules or regulations;

“Management” means the management of the Corporation;

“March 2019 Ambatovy Non-Funding” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Meetings” means, collectively, (a) the Debtholders’ Meeting, and (b) the Shareholders’ Meeting;

“Minimum Cash Balance Requirement” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Moa Joint Venture” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“NBF” means National Bank Financial Inc., as financial advisor to Sherritt;

“New Indenture Trustee” means AST Trust Company (Canada), as trustee under the New Notes Indenture, or such other indenture trustee under the New Notes Indenture as determined by the Applicants by the Effective Date;

“New Note Documents” means, collectively the New Notes Indenture, the New Second Lien Notes, the New Notes Guarantees and the new security documentation to be entered into pursuant to the New Notes Indenture, in each case, in form acceptable to the Applicants and substantially on the terms as described in the Circular, as such terms may be amended pursuant to the Plan;

“New Notes Guarantees” means the new guarantees to be provided by the New Notes Guarantors pursuant to the New Notes Indenture;

“New Notes Guarantors” means, collectively, the Existing Notes Guarantors, 672539 Alberta Ltd., 672540 Alberta Ltd., SI Finance Ltd., Dynatec Technologies Ltd., 1683740 Alberta Ltd., OG Finance Inc., Power Finance Inc., SBCT Logistics Ltd., SIC Marketing Services (UK) Limited, The Cobalt Refinery Holding Company Ltd. and 672538 Alberta Ltd.;

“New Notes Indenture” means the indenture to be entered into on the Effective Date by Sherritt, the New Notes Guarantors and the New Indenture Trustee, substantially on the terms as described in the Circular, as such terms may be amended pursuant to the Plan, pursuant to which the New Second Lien Notes will be issued;

“New Second Lien Notes” means the new 8.50% second lien secured notes due 2027 to be issued by Sherritt pursuant to the New Notes Indenture and the Plan, which notes will be denominated in Canadian dollars, be issued in an aggregate principal amount equal to 50% of the aggregate principal amount of Existing Notes outstanding as at the Effective Date plus the aggregate amount of all accrued and unpaid interest outstanding in respect of the Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date, and be substantially on the terms described in the Circular, as such terms may be amended pursuant to the Plan;

“Non-Registered Holders” means, collectively, Noteholders and Shareholders who hold their Existing Notes and/or Common Shares in the name of an Intermediary;

“Non-Resident Holder” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Not Resident in Canada”;

“Noteholder Early Consent Cash Consideration” means, in respect of an Early Consenting Noteholder, a cash payment in an amount equal to 3% of the principal amount of Consent Notes held by such Early Consenting Noteholder as at the Effective Date, payable on the Effective Date on the terms of the Plan as partial consideration for the exchange of the Existing Notes pursuant to the Plan;

“Noteholder VIEF” means the Noteholder voting information and election form in connection with the Debtholders’ Meeting;

“Noteholders” means holders of Existing Notes;

“Notes Exchange Ratio” means 0.5;

“Notice of Application” means the Notice of Application filed by the Applicants in the CBCA Proceedings, a copy of which is attached as Appendix E to this Circular;

“Notices of Meetings” means, collectively, the Debtholders’ Notice, and the Shareholders’ Notice;

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document;

“Order” means any order entered by the Court in the CBCA Proceedings;

“Original Notes” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Paradigm Capital” means Paradigm Capital Inc., as the independent financial advisor to Sherritt and the Board of Directors;

“Paradigm Capital Engagement Agreement” has the meaning ascribed thereto under the heading “Background to and Reasons for the Transaction”;

“Paradigm Capital Opinions” means collectively, the Fairness Opinion and CBCA Opinion;

“Person” means any individual, firm, corporation, partnership, limited partnership, limited or unlimited liability company, joint venture, fund, association, organization, trust, trustee, executor, administrator, legal personal representative, estate, group, unincorporated association or organization, Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body, whether or not having legal status;

“Persons Subject to U.S. Jurisdiction” has the meaning ascribed thereto under “Risk Factors – Risk Factors Relating to the Transaction”;

“Plan” means the plan of arrangement, substantially in the form attached as Appendix C to this Circular, and any amendments, restatements, modifications and/or supplements thereto made in accordance with the terms thereof;

“Proxy, Information and Exchange Agent” means Kingsdale Advisors;

“PUC” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Stated Capital Reduction”;

“RDSP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Record Date” means 5:00 p.m. on March 6, 2020;

“Registered Shareholders” means Shareholders whose Common Shares are registered in their name;

“Regulation S” means Regulation S under the U.S. Securities Act;

“Released Claims” means, collectively, the matters that are subject to release and discharge pursuant to the terms of the Plan and as described herein under the heading “Description of the Transaction and Certain Related Matters – Plan of Arrangement – Releases”;

“Released Parties” means, collectively, the Sherritt Entities and each of their respective current and former directors, officers, employees, financial and other advisors, legal counsel and agents, including the Proxy, Information and Exchange Agent, each in their capacity as such;

“Releases” has the meaning ascribed thereto under the heading “Description of the Transaction and Certain Related Matters – Plan of Arrangement – Releases”;

“RESP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Restricted Subsidiaries” has the meaning ascribed thereto in the “Description of Notes”;

“Revolving Bank Facility” means the senior revolving credit facility available under the Revolving Bank Facility Agreement;

“Revolving Bank Facility Agreement” means the second amended and restated credit agreement among Sherritt as borrower, the guarantor subsidiaries party thereto as guarantors, National Bank of Canada as administrative agent, the lenders party thereto from time to time, and the other parties thereto, dated as of January 31, 2017, as amended, restated, modified and/or supplemented from time to time pursuant to its terms;

“Revolving Bank Facility Amendments” means the amendments to the existing Revolving Bank Facility as agreed between Sherritt and the Revolving Bank Facility Lenders to permit the implementation of the Plan and such other amendments as may be agreed between Sherritt and the Revolving Bank Facility Lenders;

“Revolving Bank Facility Guarantors” means the guarantors under the Revolving Bank Facility;

“Revolving Bank Facility Lenders” means the lenders under the Revolving Bank Facility;

“RRIF” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“RRSP” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Rule 144” means Rule 144 under the U.S. Securities Act;

“SEC” means the United States Securities and Exchange Commission;

“Second Ranking Liens” has the meaning ascribed thereto in the “Description of Notes”;

“SEDAR” means the System for Electronic Document Analysis and Retrieval;

“Shareholder Meeting Package” means, collectively, this Circular, the Shareholders’ Notice and the form of Shareholder proxy or voting instruction form (as applicable);

“Shareholders” means the holders of the Common Shares;

“Shareholders’ Meeting” means the meeting of the Shareholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Stated Capital Reduction Resolution and to consider and vote on such other matters as may properly come before such meeting, and includes any adjournment(s) or postponement(s) of such meeting;

“Shareholders’ Notice” means the notice of the Shareholders’ Meeting;

“Sherritt” or the “Corporation” means Sherritt International Corporation;

“Sherritt Amalco” means 11722573 Canada Ltd., a wholly-owned subsidiary of Sherritt;

“Sherritt Business” means, collectively, the Sherritt Entities’ metals business, oil & gas business, power business, fertilizer business and technology business;

“Sherritt Entities” means, collectively, the Applicants, the Guarantors and each of Sherritt’s other direct and indirect wholly-owned subsidiaries, and, for certainty, shall include Amalgamated Sherritt as the context requires;

“Standstill Period” has the meaning ascribed thereto under the heading “Risk Factors – Risks Related to the New Second Lien Notes”;

“Stated Capital Reduction” has the meaning ascribed thereto under the heading “Description of the Transaction and Certain Related Matters – Stated Capital Reduction”;

“Stated Capital Reduction Resolution” means the special resolution of the Shareholders approving the Stated Capital Reduction, the full text of which is attached as Appendix B to this Circular;

“T-3 Application” has the meaning ascribed thereto under the heading “Terms of the New Second Lien Notes and the New Notes Indenture”;

“Tax Act” means the Income Tax Act (Canada) as amended and all regulations thereunder;

“Tax Proposals” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations”;

“TFSA” has the meaning ascribed thereto under the heading “Certain Canadian Federal Income Tax Considerations – Holders Resident in Canada – Eligibility for Investment”;

“Transaction” means the transactions contemplated by the Plan;

“Transfer Agent” means AST Trust Company (Canada), in its capacity as transfer agent of the Corporation, and any successor thereof;

“TSX” means the Toronto Stock Exchange;

“United States” or “U.S.” means the United States, as defined in Rule 902(l) under Regulation S;

“Unrestricted Subsidiaries” has the meaning ascribed thereto in the “Description of Notes”;

“U.S. Dollars” or “US$” means the lawful currency of the United States of America;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“U.S. Securities Exchange Act” means the United States Securities Exchange Act of 1934, as amended;

“U.S. Securities Laws” means, collectively, the U.S. Securities Act and the U.S. Securities Exchange Act, including the rules and regulations of the SEC thereunder, and applicable U.S. state securities or “blue sky” laws;

“U.S. Treasury” has the meaning ascribed thereto under the heading “Risk Factors”;

“U.S. Trust Indenture Act” means the U.S. Trust Indenture Act of 1939, as amended, and the rules and regulations thereunder, as promulgated or amended from time to time;

“Voting Deadline” means 5:00 p.m. (Toronto time) on April 7, 2020, or such later date as may be agreed by the Applicants in the event that the Meetings are postponed or adjourned; and

“Voting Parties” means, collectively, the Debtholders and Shareholders that are entitled to vote at the Debtholders’ Meeting or the Shareholders’ Meeting, respectively.

SUMMARY OF CIRCULAR

The following is a summary of certain information contained elsewhere in this Circular. It is not, and is not intended to be, complete in itself. Debtholders and Shareholders are urged to carefully review this Circular, including the Appendices and the documents incorporated by reference, in each case in their entirety. Such parties should read this Circular carefully in its entirety to understand the terms of the Transaction as well as tax and other considerations that may be important to them in deciding whether to approve the Transaction and/or Stated Capital Reduction, as applicable. Such parties should also pay special attention to the “Risk Factors” section of this Circular. The following summary is qualified in its entirety by reference to the detailed information contained or incorporated by reference in this Circular. Capitalized terms used herein, and not otherwise defined, have the meanings set forth under “Glossary of Terms”.

Sherritt International Corporation

Sherritt is a corporation continued under the CBCA. Sherritt’s principal and head office is located at Bay Adelaide Centre, East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4. Sherritt is a leader in the mining and refining of nickel and cobalt from lateritic ores with projects, operations and investments in Canada, Cuba and Madagascar. The Corporation is the largest independent energy producer in Cuba, with extensive oil and power operations on the island. Sherritt licenses its proprietary technologies and provides metallurgical services to mining and refining operations worldwide. The Corporation’s common shares are listed on the TSX, trading under the symbol “S”. Additional information about the Corporation is set out in the 2018 AIF, the 2019 Financial Statements and related 2019 MD&A, and the 2019 AGM Circular.

See “Information Concerning the Corporation”.

The Meetings

Pursuant to the Interim Order, Sherritt has called the Debtholders’ Meeting to consider and, if deemed advisable, to pass, the Debtholders’ Arrangement Resolution, and has called the Shareholders’ Meeting to consider and, if deemed advisable, to pass, the Stated Capital Reduction Resolution. The Meetings will be held at the following places, dates and times:

Meeting	Location	Time & Date	Matters to be Considered as set forth in

Debtholders’ Meeting	Offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7	10:00 a.m. (Toronto time) on April 9, 2020	Debtholders’ Notice
Shareholders’ Meeting		10:30 a.m. (Toronto time) on April 9, 2020	Shareholders’ Notice

Pursuant to the Interim Order: (i) a quorum at the Debtholders’ Meeting is the presence, in person or by proxy, of two or more persons entitled to vote at such Debtholders’ Meeting; and (ii) a quorum for the Shareholders’ Meeting is the presence, in person or by proxy, of two or more persons entitled to vote at such Shareholders’ Meeting.

See “Information Concerning the Meetings” and “Quorum and Voting Requirements”.

Voting at the Meetings

Entitlement to Vote and Attend

Pursuant to the Interim Order, those persons who are Debtholders on the Record Date are entitled to attend and vote at the Debtholders’ Meeting. All Debtholders will vote as one class. Each Debtholder will have one vote for each $1,000 of principal amount of Existing Notes and/or CFA Loans held by the applicable Debtholder as at the Record Date in respect of the Debtholders’ Arrangement Resolution and any other matters to be considered at the

Debtholders’ Meeting. For the purposes of determining the principal amount of CFA Loans that a CFA Lender is entitled to vote at the Debtholders’ Meeting, the CFA Loans shall be converted to Canadian Dollars based on the Bank of Canada daily U.S. Dollar to Canadian Dollar exchange rate in effect on the Record Date, being US$1:$1.3241.

Beneficial Noteholders shall be deemed to transfer their rights to vote on the Debtholders’ Arrangement Resolution and attend the Debtholders’ Meeting associated with their Existing Notes upon the transfer of their beneficial ownership of such Existing Notes to any transferee of such Existing Notes on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise.

Pursuant to the Interim Order, Registered Shareholders as of the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Common Share held as at the Record Date.

Non-Registered Holders of Common Shares and Existing Notes

In-Person Holders who are Non-Registered Holders should be appointed as their own representatives for such Meeting in accordance with the directions of their Intermediaries and Form 54-101F7, the Shareholder voting information form and/or the Noteholder VIEF, as applicable. In-Person Holders can also write the name of someone else whom they wish to vote on their behalf at the applicable Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7, the Shareholder voting information form and/or the Noteholder VIEF, as applicable, will have full authority to vote on all matters that are presented at such Meeting, even if those matters are not set out in Form 54-101F7, the Shareholder voting information form and/or the Noteholder VIEF, as applicable, or this Circular. By choosing to vote at a Meeting in person or appointing a proxyholder to attend in its place, an In-Person Holder’s voting instructions will not be executed or tabulated until the applicable Meeting. Accordingly, the voting instructions of In-Person Holders who are Noteholders will not have been properly delivered prior to the Early Consent Deadline and such Noteholders will NOT be eligible to receive Noteholder Early Consent Cash Consideration. If you are a Noteholder and your intention is to support the Debtholders’ Arrangement Resolution and to qualify for receipt of Noteholder Early Consent Cash Consideration, please provide your voting instructions well in advance of the Early Consent Deadline to your Intermediary. Debtholders or Shareholders who require assistance should contact the Proxy, Information and Exchange Agent toll-free in North America at 1-800-749-9197 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com to request the necessary documentation required.

See “Entitlement to Vote and Attend” and “Non-Registered Holders of Common Shares and Existing Notes”.

Securityholder Approvals

In order to be passed, the Debtholders’ Arrangement Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Debtholders present in person or by proxy at the Debtholders’ Meeting and entitled to vote thereon.

In order to be passed, the Stated Capital Reduction Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote thereon. The Corporation may seek final approval of the Plan by the Court even if the Stated Capital Reduction Resolution is not passed at the Shareholders’ Meeting.

See “Quorum and Voting Requirements”.

Required Court Approval for the Plan

The Transaction will be implemented pursuant to the Plan of the Applicants pursuant to Section 192 of the CBCA, subject to, among other conditions, approval of the Plan by the Court pursuant to the Final Order.

See “Description of the Transaction and Certain Related Matters – Plan of Arrangement”.

Description of the Transaction and Certain Related Matters

Stated Capital Reduction

Subject to Shareholder approval, it is anticipated that Sherritt will reduce the stated capital account of its Common Shares to $575 million, without any payment thereon. The Stated Capital Reduction is a preliminary step to the implementation of the Transaction under the CBCA Proceedings. It will not impact the Corporation’s current number of Common Shares issued and outstanding.

See “Description of the Transaction and Certain Related Matters – Stated Capital Reduction”.

Plan of Arrangement

The Transaction will be implemented pursuant to the Plan of the Applicants pursuant to Section 192 of the CBCA, subject to, among other conditions, approval of the Plan by the Court pursuant to the Final Order. The Plan contemplates a series of steps and transactions as part of the implementation of the Transaction. These steps and transactions include, among other things, the following key elements:

•

the Corporation’s Existing Notes, in the aggregate principal amount of approximately $588 million, will, together with all accrued and unpaid interest thereon, be exchanged on the Effective Date, as follows:

•	each Early Consenting Noteholder will receive, as consideration in exchange for its Existing Notes:

•

New Second Lien Notes in an aggregate principal amount equal to (i) 50% of the principal amount of Existing Notes held by such Early Consenting Noteholder on the Effective Date, plus (ii) the amount of accrued and unpaid interest owing to such Early Consenting Noteholder in respect of its Existing Notes up to but not including the Effective Date; and

•	the Noteholder Early Consent Cash Consideration;

•

each Noteholder that is not an Early Consenting Noteholder will receive as consideration in exchange for its Existing Notes, New Second Lien Notes in an aggregate principal amount equal to (i) 50% of the principal amount of Existing Notes held by such Noteholder on the Effective Date, plus (ii) the amount of accrued and unpaid interest owing to such Noteholder in respect of its Existing Notes up to but not including the Effective Date;

•

the final aggregate principal amount of New Second Lien Notes to be issued pursuant to the Transaction will depend on the aggregate amount of interest accrued in respect of the Existing Notes up to the Effective Date. Based on an Effective Date of April 30, 2020, the aggregate principal amount of New Second Lien Notes to be issued would be approximately $319 million;

•

Sherritt’s obligations under the CFA Loans, including the aggregate principal amount of approximately $145 million,[2] all accrued and unpaid interest, and any and all other related obligations in respect of the CFA Loans, will be assumed by the CFA Guarantor and exchanged, at the election of each CFA Lender for either (i) such CFA Lender’s pro rata share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt, or (ii) Amended CFA Loans in a principal amount equal to the amounts outstanding under such CFA Lender’s existing CFA Loan(s), which Amended CFA Loans will be obligations solely of the CFA Guarantor and have no recourse as against Sherritt. If a CFA Lender does not make an election in its CFA Lender Voting and Election Form, such CFA Lender shall be deemed to have made an Amended CFA Loan Election and to be an Amended CFA Loan Electing CFA Lender for purposes of the Plan;

[2]

Principal amount of CFA Loans is as at January 31, 2020, and has been calculated by converting from U.S. Dollar currency to Canadian Dollar currency using the Bank of Canada daily exchange rate as at January 31, 2020, being US$1:CDN$1.3233.

•

any Amended CFA Loans issued pursuant to the Transaction will be on substantially similar terms as the existing CFA Loans, subject to the following: (i) the CFA Guarantor will be the sole borrower under the Amended CFA Loans; (ii) Sherritt will have no obligations in respect of the Amended CFA Loans and there will be no recourse whatsoever against Sherritt in respect of the Amended CFA Loans; and (iii) the CFA Lender will have the right under its Amended CFA Loan, for up to 12 months following implementation of the Transaction, to direct the CFA Guarantor to transfer such CFA Lender’s pro rata share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt as directed by such CFA Lender in consideration for the full and final settlement of the CFA Lender’s Amended CFA Loan at such time;

•	the Applicants will amalgamate; and

•	the Released Claims will be released pursuant to the Plan.

Subject to the receipt of the requisite approvals of the Plan and the satisfaction or waiver of all applicable conditions of the Transaction under the Plan, Sherritt expects to implement the Transaction by the end of April 2020.

The Transaction does not affect any other obligations of the Corporation or involve the outstanding Common Shares of the Corporation, and Sherritt will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities in the ordinary course of business.

See “Description of the Transaction and Certain Related Matters – Plan of Arrangement”.

Treatment of Noteholders

On the Effective Date, in accordance with the terms of the Plan:

(i)	each Noteholder that is an Early Consenting Noteholder shall receive:

a.

New Second Lien Notes in a principal amount equal to (1) the principal amount of Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (2) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date; and

b.	its Noteholder Early Consent Cash Consideration;

(ii)

each Noteholder that is not an Early Consenting Noteholder shall receive New Second Lien Notes in a principal amount equal to (1) the principal amount of Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (2) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date, in each case, all of which shall, and shall be deemed to, be received in exchange for each such Noteholder’s Existing Notes and in full and final settlement of its Existing Noteholder Claims.

On the Effective Date, the Existing Noteholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Noteholder shall have no further right, title or interest in or to its Existing Notes or Existing Noteholder Claims; and the Existing Notes, the Existing Notes Indenture and any and all other Existing Note Documents shall be, and shall be deemed to be, cancelled and terminated, all pursuant to the Plan.

See “Description of the Transaction and Certain Related Matters – Plan of Arrangement—Treatment of Noteholders”.

Treatment of CFA Lenders

On the Effective Date, in accordance with the terms of the Plan, each Ambatovy Interests Electing CFA Lender shall receive its CFA Lender Pro Rata Share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt, all of which shall, and shall be deemed to, be received in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims. Each such CFA Lender’s CFA Loan(s) and CFA Lender Claims shall and shall be deemed to, have been irrevocably and finally extinguished, and such CFA Lender shall have no further right, title or interest in or to its CFA Loan(s) or CFA Lender Claims. The CFA Loan Agreement(s) and any and all other CFA Loan Documents (or parts thereof) relating to such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, cancelled and terminated, and any and all security interests granted by Sherritt and/or the CFA Guarantor in respect of such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, released, discharged and extinguished.

On the Effective Date, in accordance with the terms of the Plan, each Amended CFA Loan Electing CFA Lender shall receive an Amended CFA Loan in a principal amount equal to the principal amount of its CFA Loan outstanding as at the Effective Date plus all accrued interest in respect thereof that has not been paid or capitalized as principal up to but excluding the Effective Date in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims. Each such CFA Lender’s CFA Loan(s) and CFA Lender Claims shall, and shall be deemed to, have been irrevocably and finally extinguished, and such CFA Lender shall have no further right, title or interest in or to its CFA Loan(s) or CFA Lender Claims. The CFA Loan Agreement(s) and all other CFA Loan Documents relating to such CFA Lender’s CFA Loan(s) shall be deemed to be amended pursuant to the Plan in order to reflect the CFA Loan Amended Terms and shall govern the Amended CFA Loans. Any and all security interests granted by Sherritt in respect of such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, released, discharged and extinguished, and any and all security interests granted by the CFA Guarantor in respect of such CFA Lender’s CFA Loan(s) shall be deemed to have been granted in respect of such CFA Lender’s Amended CFA Loan(s).

In the event all CFA Lenders make an Ambatovy Interests Exchange Election, or Amended CFA Loan Electing CFA Lenders subsequently exercise the option to direct the transfer by the CFA Guarantor of such CFA Lender’s CFA Lender Pro Rata Share of the Ambatovy Interests pursuant to the Amended CFA Loans, Sherritt will no longer have any ownership interest in the Ambatovy Joint Venture in such circumstances.

See “Description of the Transaction and Certain Related Matters – Plan of Arrangement—Treatment of CFA Lenders”.

Alternative CFA Lender Transaction

The Corporation reserves the right, on or prior to the Effective Date, to implement (a) the exchange of the CFA Loans (i) for the Ambatovy Shares and the Ambatovy Debt or (ii) Amended CFA Loans on a contractual basis with the CFA Lenders outside of the Plan, or (b) such other transaction in respect of the CFA Loans that may be acceptable to the Applicants, the CFA Guarantor and the CFA Lenders and that is not materially inconsistent with the effect of the exchange of the CFA Loans for (i) the Ambatovy Shares and the Ambatovy Debt or (ii) Amended CFA Loans, either pursuant to the Plan or on a contractual basis with the CFA Lenders outside of the Plan.

The Applicants shall be entitled to make such amendments to the Plan as are necessary or desirable to reflect the implementation of an Alternative CFA Lender Transaction at the discretion of the Applicants.

See “Description of the Transaction and Certain Related Matters – Plan of Arrangement—Alternative CFA Lender Transaction”.

Certain United States Securities Laws Matters

The issuance and distribution of New Second Lien Notes and the related New Notes Guarantees under the Plan have not been registered under the U.S. Securities Act. The New Second Lien Notes and related New Notes Guarantees are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act (and similar exemptions under applicable state securities laws) on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. Section 3(a)(10) of the U.S. Securities Act exempts from the general requirement of registration under the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of New Second Lien Notes and related New Notes Guarantees in exchange for the Existing Notes and related Existing Notes Guarantees. The Court entered the Interim Order on February 26, 2020 and, subject to, among other things, approval of the Arrangement by the Debtholders, a hearing on the fairness of the Plan will be held by the Court at 11:00 a.m. (Toronto time) on April 16, 2020, or such other time and/or date as may be approved by the Court.

New Second Lien Notes and related New Notes Guarantees issuable to any persons within the United States may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” of the Corporation at the time of such resale or who have been affiliates of the Corporation within 90 days before the Effective Date. Persons who may be deemed to be “affiliates” (within the meaning of U.S. Securities Laws) of Sherritt generally would include individuals or entities that control, are controlled by, or are under common control with, Sherritt, whether through the ownership of voting securities, by contract or otherwise, and would include executive officers and directors of Sherritt and may include principal shareholders that would be deemed to “control” (within the meaning of U.S. Securities Laws) Sherritt. Any resale of such New Second Lien Notes and related New Notes Guarantees by such an affiliate (or, if applicable, former affiliate) would be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an available exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may resell such New Second Lien Notes and related New Notes Guarantees outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Such New Second Lien Notes and related New Notes Guarantees may also be resold in transactions completed in accordance with Rule 144 or another private resale exemption under the U.S. Securities Act, if available.

See “Securities Law Matters – Certain United States Securities Law Matters” and “Notice to Debtholders in the United States”.

Releases

The Plan includes releases in connection with the implementation of the Transaction in favour of the Released Parties.

At the applicable time, as set out under the heading “Arrangement Steps”, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Existing Notes, the Existing Note Documents, the CFA Loans, the CFA Loan Documents, any and all Ambatovy Shares and Ambatovy Debt transferred pursuant to the Plan, the Arrangement, the Arrangement Agreement, the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (a) any of the Released Parties from or in respect of their respective obligations under the Plan or any Order or document ancillary thereto (including, for greater certainty, to the extent applicable, any of the CFA Guarantor’s obligations under any Amended CFA Loan(s) issued pursuant to the Plan to any Amended CFA Loan Electing CFA Lender(s)), or (b) any Released Party from liabilities or claims attributable to such Released Party’s fraud, gross negligence or wilful misconduct, as determined by the final, non-appealable judgment of a court of competent jurisdiction.

See “Description of the Transaction and Certain Related Matters – Plan of Arrangement—Releases”.

Waiver of Defaults

The Plan includes certain permanent waivers of any and all default provisions that may be triggered by the commencement of the CBCA Proceedings, the steps or transactions related to the CBCA Proceedings or the implementation of the Transaction.

See “Description of the Transaction and Certain Related Matters – Plan of Arrangement – Waiver of Defaults”.

Background to and Reasons for the Transaction

As ongoing volatility in commodity pricing and increasing economic and geopolitical uncertainty continue to impact the Sherritt Entities, the Corporation has continued to focus on preserving liquidity and building balance sheet strength. The Corporation, overseen by the Board and with the assistance of financial and legal advisors, has undergone a detailed and proactive process to review potential strategic alternatives and transactions that may be available to the Corporation, with a view to improving Sherritt’s capital structure, addressing the Corporation’s significant debt levels and liquidity challenges, and strengthening Sherritt’s overall financial position for the benefit of the Corporation and its stakeholders.

Sherritt believes that a substantial reduction in its overall debt obligations and cash interest expenses is required at this time to provide a comprehensive solution that will right size Sherritt’s capital structure, improve the Corporation’s liquidity position and allow the Corporation to focus on continuing to improve operations and opportunities for the benefit of all stakeholders.

Based on its detailed review of potential available alternatives and circumstances affecting the Corporation and its business, Sherritt determined that the Transaction is in the best interests of the Corporation and its stakeholders at this time and treats all affected stakeholders, regardless of maturity or interest rate, in a fair and balanced way considering all current circumstances.

The Transaction will significantly reduce Sherritt’s existing debt obligations, which Sherritt believes will result in a more appropriate and sustainable capital structure that the Sherritt Business can support in the context of volatile commodity prices and the global economic and geopolitical challenges that impact the Sherritt Business. Sherritt believes that significantly reducing the Corporation’s debt obligations at this time will benefit Sherritt and its stakeholders by, among other things, bringing greater stability to the Sherritt Business and aligning the capital structure of the Corporation with the current nature of the Sherritt Business. The Corporation believes that completing the Transaction at this time will result in a comprehensive long-term solution to the Corporation’s currently over-leveraged position and will provide the Corporation with additional time to increase the value of the Sherritt Business in an improved commodity price and operating environment for the benefit of all stakeholders.

Should the Transaction not be implemented pursuant to the Plan for any reason, the Corporation will continue to review its available strategic alternatives and other potential transactions, including the use of the available $230 million secured debt basket under its Existing Notes Indenture to exchange one series, a combination of series or a portion of all series of its Existing Notes.

See “Background to and Reasons for the Transaction – Background to Transaction”.

Paradigm Capital Opinions

Paradigm Capital was retained as the independent financial advisor to the Corporation and the Board in connection with the Transaction.

Paradigm Capital was asked to provide to the Board: (a) a CBCA opinion in the form described in paragraph 4.04 of Industry Canada’s Policy Statement 15-1 – Policy Concerning Arrangements under Section 192 of the CBCA dated as of January 4, 2010, and (b) a fairness opinion in respect of the Transaction.

In the Paradigm Capital Opinions, Paradigm Capital concludes that, as of the date of the Paradigm Capital Opinions: (i) the Noteholders and the CFA Lenders, respectively, would be in a better position, from a financial point of view, under the Transaction than if the Corporation were liquidated; and (ii) the Transaction is fair, from a financial point of view, to the Corporation.

The full text of the Paradigm Capital Opinions which set out, among other things, the assumptions made, information reviewed and matters considered by Paradigm Capital in rendering the Paradigm Capital Opinions, as well as the limitations and qualifications the opinions are subject to, is attached as Appendix G to this Circular.

Debtholders are urged to read the Paradigm Capital Opinions in their entirety. The summaries of the Paradigm Capital Opinions in this Circular are qualified in their entirety by reference to the full text of such opinions. The Paradigm Capital Opinions do not constitute a recommendation to any Debtholder as to how such Debtholder should vote with respect to the Debtholder Arrangement Resolution.

See “Background to and Reasons for the Transaction – Paradigm Capital Opinions”.

Recommendation of the Board

The Board, after careful consideration of a number of factors and potential strategic alternatives, including the foregoing “Reasons for Transaction” and the Paradigm Capital Opinions, and upon consultation with and advice from the Corporation’s financial advisor and outside counsel, determined unanimously, that the Transaction is in the best interests of the Corporation and its stakeholders and the Board has unanimously determined to recommend to the Debtholders that they VOTE FOR the Debtholders’ Arrangement Resolution at the Debtholders’ Meeting and to Shareholders that they VOTE FOR the Stated Capital Reduction Resolution at the Shareholders’ Meeting. In making its determination and recommendation, the Board relied upon legal, financial and other advice and information received during the course of its deliberations.

See “Recommendation of the Board”.

Certain Canadian Federal Income Tax Considerations

For a summary of the principal Canadian federal income tax consequences of the Transaction, please refer to “Certain Canadian Federal Income Tax Considerations”. Debtholders should consult their own tax advisors regarding relevant federal, provincial or territorial tax considerations of the Transaction.

Non-Canadian Income Tax Considerations

This Circular does not address any tax considerations of the Transaction other than certain Canadian federal income tax considerations. Debtholders who are resident in or subject to the tax laws of jurisdictions other than Canada should consult their tax advisors with respect to the relevant tax implications of the Transaction.

Risk Factors

Securityholders should carefully consider the risk factors concerning the Corporation, the Transaction, non-implementation of the Transaction, as well as tax risks, described under “Risk Factors”.

INFORMATION CONCERNING THE MEETINGS

General

This Circular is furnished in connection with the solicitation of proxies by and on behalf of Management and the Board. No person has been authorized to give any information or to make any representations in connection with the Transaction other than those contained in this Circular and, if given or made, any such other information or representation should be considered as not having been authorized.

Pursuant to the Interim Order, Sherritt has called the Debtholders’ Meeting to consider and, if deemed advisable, to pass, the Debtholders’ Arrangement Resolution, and has called the Shareholders’ Meeting to consider and, if deemed advisable, to pass, the Stated Capital Reduction Resolution.

Meetings

The Meetings will be held at the following places, dates and times:

Meeting	Location	Time & Date	Matters to be Considered as set forth in

Debtholders’ Meeting	Offices of Goodmans LLP at Bay Adelaide Centre, 333 Bay Street, Suite 3400, Toronto, Ontario, M5H 2S7	10:00 a.m. (Toronto time) on April 9, 2020	Debtholders’ Notice
Shareholders’ Meeting		10:30 a.m. (Toronto time) on April 9, 2020	Shareholders’ Notice

SOLICITATION OF PROXIES

Management and the Board are soliciting proxies for use at the Meetings. Proxies will be solicited by mail and may also be solicited personally or by telephone, e-mail or other electronic means by the Proxy, Information and Exchange Agent, and by the directors, officers and/or employees of Sherritt. Directors and officers of Sherritt involved in the solicitation of proxies will not be specifically remunerated therefor.

Sherritt has retained Kingsdale Advisors as the Proxy, Information and Exchange Agent to solicit proxies from Voting Parties and provide other related services in connection with the implementation of the Transaction, and has agreed to pay a management fee, information and exchange agent fee of $110,000 and a proxy solicitation and information agent fee of $40,000, plus certain additional fees for other services provided. A Voting Party with any questions with regard to the procedures for voting or making elections, or completing a proxy form, a voting instruction form or other form provided in connection with the Meetings should contact the Proxy, Information and Exchange Agent, toll-free in North America at 1-800-749-9197 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com. Sherritt has requested Intermediaries who hold Common Shares or Existing Notes in their names to furnish this Circular and accompanying materials to the beneficial holders of the Common Shares and Existing Notes and to request authority to deliver a proxy or voting form to such beneficial holders. The Corporation will reimburse the Intermediaries for the reasonable costs incurred in obtaining authorization to execute forms of proxy from their principals or beneficial owners.

APPOINTMENT OF PROXIES

Sherritt has designated the individuals named on the form of proxy, Shareholder voting instruction form, Noteholder VIEF or CFA Lender Voting and Election Form included in your Debtholder Meeting Package or Shareholder Meeting Package, as applicable, as persons whom Voting Parties may appoint as their proxyholders. The individuals named in the proxy, voting information and/or election forms are directors and/or officers of the Corporation. If a Voting Party wishes to appoint an individual not named on the relevant proxy, voting information and/or election form to represent such Voting Party at a Meeting that the Voting Party is entitled to attend, such Voting Party may do so by crossing out the names on such form and inserting the name of that other individual in the blank space provided. A proxyholder need not be a Voting

Party. If the Voting Party is a corporation, its proxy must be executed by a duly authorized officer or properly appointed attorney.

CFA Lenders and Noteholders who wish to be In-Person Holders should contact the Proxy, Information and Exchange Agent for further information in connection with voting in person at the Debtholders’ Meeting.

NOTEHOLDER PROXIES

All Noteholders are requested to vote in accordance with the instructions provided on the Noteholder VIEF using the applicable method, as set forth therein and described below. In order to cast a vote at the Debtholders’ Meeting, beneficial holders of the Existing Notes must submit to their respective Intermediaries at or prior to the Voting Deadline, or such earlier deadline as an Intermediary may advise the applicable beneficial holder, their duly completed Noteholder VIEF (or such other documentation as the Intermediary may customarily request for purposes of obtaining voting and election instructions) in accordance with the instructions set forth in the Noteholder VIEF and any instructions provided by your Intermediary or the Proxy, Information and Exchange Agent, as applicable.

CFA LENDER PROXIES

All CFA Lenders are requested to vote in accordance with the instructions provided on the CFA Lender Voting and Election Form, as set forth therein and described below. In order to cast a vote at the Debtholders’ Meeting, each CFA Lender must submit to the Proxy, Information and Exchange Agent, at or prior to the Voting Deadline, its duly completed CFA Lender Voting and Election Form.

SHAREHOLDER PROXIES

All Shareholders are requested to vote in accordance with the instructions provided on the appropriate proxy or Shareholder voting instruction form, using one of the available methods described therein. In order to be effective, proxies or Shareholder voting instruction forms must be received by the Transfer Agent prior to the Voting Deadline.

Registered Shareholders can submit their proxy:

•	By mail: AST Trust Company (Canada), Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1

•	By fax: 1-866-781-3111 (toll free) or 416-368-2502 (within the 416 area code)

•	By email: proxyvote@astfinancial.com

•	By telephone: Using a touch-tone telephone, call toll free 1-888-489-7352 (Bilingual)

•	By Internet: www.astvotemyproxy.com

If you receive more than one proxy form because you own Common Shares registered in different names or addresses, then each proxy form should be completed and returned. The deadline for the deposit of proxies may be waived by the chairman of the Shareholders’ Meeting at his or her sole discretion without notice.

The Broadridge QuickVote™ service will also be made available to assist Non-Registered Holders of Common Shares vote their Common Shares over the phone. Non-Registered Holders of Common Shares may be contacted by Kingsdale to help them with this service. The Transfer Agent will tabulate the results of all the voting instructions received and will provide the appropriate instructions for those Common Shares at the Shareholders’ Meeting.

ENTITLEMENT TO VOTE AND ATTEND

Pursuant to the Interim Order, those persons who are Debtholders on the Record Date are entitled to attend and vote at the Debtholders’ Meeting. All Debtholders will vote as one class. Each Debtholder will have one vote for each $1,000 of principal amount of Existing Notes and/or CFA Loans held by the applicable Debtholder as at the Record Date in respect of the Debtholders’ Arrangement Resolution and any other matters to be considered at the Debtholders’ Meeting. For the purposes of determining the principal amount of CFA Loans that a CFA Lender is entitled to vote at the Debtholders’ Meeting, the CFA Loans shall be converted to Canadian Dollars based on the

Bank of Canada daily U.S. Dollar to Canadian Dollar exchange rate in effect on the Record Date, being US$1:$1.3241.

Beneficial Noteholders shall be deemed to transfer their rights to vote on the Debtholders’ Arrangement Resolution and attend the Debtholders’ Meeting associated with their Existing Notes upon the transfer of their beneficial ownership of such Existing Notes to any transferee of such Existing Notes on or prior to the Voting Deadline, or such earlier date as its Intermediary may advise.

Pursuant to the Interim Order, Registered Shareholders as of the Record Date are entitled to attend and vote at the Shareholders’ Meeting. Shareholders will be entitled to one vote for each Common Share held as at the Record Date.

REVOCATION OF PROXIES

Noteholders shall be entitled to revoke their Noteholder VIEF as follows:

(a)

if revoking a Noteholder VIEF instructing a vote in favour of the Debtholders’ Arrangement Resolution which was submitted prior to the Early Consent Deadline, then a revocation will be deemed to be made upon such beneficial Noteholder providing amended instructions to such beneficial Noteholder’s Intermediary at any time prior to the Early Consent Date, provided such Intermediary has then delivered such amended instructions to CDS in accordance with the process described in the Interim Order prior to the Early Consent Deadline. For greater certainty, if a Noteholder’s vote in favour of the Debtholders’ Arrangement Resolution is submitted on or prior to the Early Consent Date, such Noteholder may not subsequently revoke such vote after the Early Consent Deadline, has passed; and

(b)

if revoking any other Noteholder VIEF, a revocation will be deemed to be made upon (i) in respect of a change in vote by a beneficial Noteholder, such beneficial Noteholder providing new instructions to its Intermediary at any time up to the Voting Deadline, which the Intermediary must then deliver to CDS in accordance with the process described in the Interim Order prior to the Voting Deadline (or as soon as reasonably practicable thereafter); (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Noteholder, the Intermediary of such beneficial Noteholder providing a written statement indicating that such beneficial Noteholder wishes to have its voting instructions revoked, which written statement must be received by the Proxy, Information and Exchange Agent at any time up to the commencement of the applicable Meeting and which withdrawal shall be forwarded to the Applicants upon receipt; and (iii) in any other manner permitted by the Applicants, acting reasonably.

CFA Lenders shall be entitled to revoke their CFA Lender Voting and Election Form and a revocation of the vote will be deemed to be made upon (a) in respect of a change in vote by a CFA Lender, such CFA Lender providing new instructions to the Proxy, Information and Exchange Agent at any time up to the Voting Deadline (or as soon as reasonably practicable thereafter), (b) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a CFA Lender, such CFA Lender providing a written statement indicating that it wishes to have its CFA Lender Voting and Election Form revoked, which written statement must be received by the Proxy, Information and Exchange Agent at any time up to the commencement of the Debtholders’ Meeting and which withdrawal shall be forwarded to the Applicants upon receipt, and (c) in any other manner permitted by the Applicants, acting reasonably.

Registered Shareholders shall be entitled to revoke their proxies (a) in accordance with subsection 148(4) of the CBCA, or (b) in any other manner permitted by law.

VOTING OF PROXIES

The Common Shares and Debt represented by any valid proxy, Shareholder voting instruction form, Noteholder VIEF or CFA Lender Voting and Election Form, as applicable, will be voted for, or against, as the case may be, in accordance with the specific instructions made by the Shareholder or Debtholder on any ballot that may be called for with respect to the applicable resolutions. In the absence of any such specific instructions, such Common Shares and Debt will be voted by the designated persons named by Management in the accompanying form of proxy or voting instruction form:

1.	FOR the approval of the Debtholders’ Arrangement Resolution; and

2.	FOR the approval of the Stated Capital Reduction Resolution.

The proxy, voting information and/or election forms confer discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in each of the Notices of Meetings and with respect to such other business or matters which may properly come before the Meetings or the reconvening of any adjournment(s) or postponement(s) thereof. As of the date of this Circular, the Corporation is not aware of any such amendments or variations or any other matters to be addressed at any of the Meetings.

NON-REGISTERED HOLDERS OF COMMON SHARES AND EXISTING NOTES

Non-Registered Holders of Common Shares and Existing Notes are registered either:

(a)

in the name of an Intermediary that the Non-Registered Holder deals with in respect of the Common Shares or Existing Notes, as applicable (Intermediaries include banks, trust companies, securities dealers or brokers, and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or

(b)	in the name of a depository such as CDS.

In accordance with Canadian Securities Laws and the Interim Order, Sherritt has caused to be distributed copies of the Debtholder Meeting Packages and the Shareholder Meeting Package to CDS and Intermediaries for onward distribution to Non-Registered Holders. Intermediaries are required to forward these packages to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.

These securityholder materials are being sent to both registered holders of Existing Notes and Common Shares, as well as Non-Registered Holders and the CFA Lenders. If you are a Non-Registered Holder and Sherritt or its agent has sent these materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

Intermediaries will typically use a service company to forward the Noteholders’ Debtholder Meeting Packages and the Shareholder Meeting Packages.

The majority of Intermediaries now delegate responsibility for obtaining shareholder instructions from clients to Broadridge. Broadridge typically mails a voting instruction form in lieu of the form of proxy. Non-Registered Holders of Common Shares are requested to vote in accordance with the instructions set forth in the voting instruction form. Broadridge will provide aggregate Shareholder voting instructions to the applicable Transfer Agent, which will tabulate the results for the Shareholders’ Meeting and provide appropriate instructions respecting the voting of Common Shares to be represented at the Shareholders’ Meeting or the reconvening of any adjournment(s) or postponement(s) thereof.

Intermediaries will provide aggregate voting instructions for beneficial Noteholders to CDS through CDSX (or such other method as may be accepted by the Proxy, Information and Exchange Agent and the Applicants) as soon as practicable following receipt of such beneficial Noteholders’ voting instructions. The Proxy, Information and Exchange Agent will tabulate the results for the Debtholders’ Meeting and provide appropriate instructions respecting the voting of beneficial Noteholders to be represented at the Debtholders’ Meeting or the reconvening of any adjournment(s) or postponement(s) thereof.

Applicable securities regulatory policy requires Intermediaries, on receipt of materials that seek voting instructions from Non-Registered Holders indirectly, to seek voting instructions from Non-Registered Holders in advance of meetings of securityholders on Form 54-101F7 – Request for Voting Instructions Made by Intermediary (“Form 54-101F7”). Every Intermediary has its own mailing procedures and provides its own return instructions, which should be carefully followed by Non-Registered Holders in order to ensure that their Common Shares or Existing Notes, as applicable, are voted at the applicable Meeting or the reconvening of any adjournment(s) or postponement(s) thereof. Often, the form of proxy supplied to a Non-Registered Holder of Common Shares by its broker is identical to the form of proxy provided to Registered Shareholders; however, its purpose is limited to instructing the Registered Shareholder how to vote on behalf of the Non-Registered Holder of Common Shares.

In order for a Noteholder to be eligible to receive the Noteholder Early Consent Cash Consideration, a Noteholder must: (a) submit a vote in favour of the Debtholders’ Arrangement Resolution on or prior to the Early Consent Deadline, as such deadline may be extended by the Applicants, and (b) not have withdrawn or changed such instructions. A beneficial Noteholder that wishes to receive its applicable Noteholder Early Consent Cash Consideration must provide its voting instructions to its Intermediary in accordance with the instructions provided by such beneficial Noteholder’s Intermediary (or its agent) and must also instruct its Intermediary to vote in favour of the Debtholders’ Arrangement Resolution prior to the Early Consent Deadline.

In-Person Holders who are Non-Registered Holders should be appointed as their own representatives for such Meeting in accordance with the directions of their Intermediaries and Form 54-101F7, the Shareholder voting information form and/or the Noteholder VIEF, as applicable. In-Person Holders can also write the name of someone else whom they wish to vote on their behalf at the applicable Meeting. Unless prohibited by law, the person whose name is written in the space provided in Form 54-101F7, the Shareholder voting information form and/or the Noteholder VIEF, as applicable, will have full authority to vote on all matters that are presented at such Meeting, even if those matters are not set out in Form 54-101F7, the Shareholder voting information form and/or the Noteholder VIEF, as applicable, or this Circular. By choosing to vote at a Meeting in person or appointing a proxyholder to attend in its place, an In-Person Holder’s voting instructions will not be executed or tabulated until the applicable Meeting. Accordingly, the voting instructions of In-Person Holders who are Noteholders will not have been properly delivered prior to the Early Consent Deadline and such Noteholders will NOT be eligible to receive Noteholder Early Consent Cash Consideration. If you are a Noteholder and your intention is to support the Debtholders’ Arrangement Resolution and to qualify for receipt of Noteholder Early Consent Cash Consideration, please provide your voting instructions well in advance of the Early Consent Deadline to your Intermediary. Debtholders or Shareholders who require assistance should contact the Proxy, Information and Exchange Agent toll-free in North America at 1-800-749-9197 or collect call outside North America at 416-867-2272, or by email at contactus@kingsdaleadvisors.com to request the necessary documentation required.

QUORUM AND VOTING REQUIREMENTS

Debtholders Meeting

As at January 31, 2020, the approximate aggregate principal amounts of the Debt outstanding are as follows:

Debt	Outstanding Principal Amount
Existing Notes	$588 million
CFA Loans	$145 million(1)

(1)

Principal amount of CFA Loans is as at January 31, 2020, and has been calculated by converting from U.S. Dollar currency to Canadian Dollar currency using the Bank of Canada daily exchange rate as at January 31, 2020, being US$1:CDN$1.3233.

Subject to any further order of the Court, pursuant to the Interim Order:

(a)	those persons who are Debtholders on the Record Date are entitled to attend and vote at the Debtholders’ Meeting;

(b)

each Debtholder will have one vote for each $1,000 of principal amount of Existing Notes and/or CFA Loans held by the applicable Debtholder as at the Record Date in respect of the Debtholders’ Arrangement Resolution and any other matters to be considered at the Debtholders’ Meeting;

(c)

beneficial Noteholders shall be deemed to transfer their rights to vote on the Debtholders’ Arrangement Resolution and attend the Debtholders’ Meeting associated with their Existing Notes upon the transfer of their beneficial ownership of such Existing Notes to any transferee of such Existing Notes on or prior to the Voting Deadline, or such earlier date as their Intermediary may advise;

(d)	a quorum at the Debtholders’ Meeting is the presence, in person or by proxy, of two or more persons entitled to vote at such Debtholders’ Meeting; and

(e)

in order to be passed, the Debtholders’ Arrangement Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Debtholders present in person or by proxy at the Debtholders’ Meeting and entitled to vote thereon.

All Debtholders will vote as one class pursuant to the Interim Order.

The form of the Debtholders’ Arrangement Resolution is set out at Appendix A to this Circular.

Shareholders’ Meeting

Subject to any further order of the Court, pursuant to the Interim Order:

(a)	those persons who are Shareholders on the Record Date are entitled to attend and vote at the Shareholders’ Meeting;

(b)	each Shareholder will have one vote for each Common Share as at the Record Date;

(c)	a quorum for the Shareholders’ Meeting is the presence, in person or by proxy, of two or more persons entitled to vote at such Shareholders’ Meeting; and

(d)

in order to be passed, the Stated Capital Reduction Resolution must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote thereon.

The form of the Stated Capital Reduction Resolution is set out at Appendix B to this Circular.

VOTING SHARES AND THE PRINCIPAL HOLDERS THEREOF

As at the Record Date, the Corporation’s issued and outstanding voting shares consist of 397,284,433 Common Shares. Holders of Common Shares are entitled to one vote for each Common Share held on the Record Date on all matters to be considered and acted upon at the Shareholders’ Meeting or any adjournments or postponements thereof. The Corporation is not aware of any person or entity who beneficially owns or exercises direction or control over, directly or indirectly, 10% or more of the Common Shares.

INTEREST OF MANAGEMENT AND OTHERS

Other than as disclosed elsewhere in this Circular, Management is not aware of any material interest, direct or indirect, of any director or officer of the Corporation, any person beneficially owning, directly or indirectly, more than 10% of the Corporation’s voting securities, or any associate or affiliate of such person in any transaction within the last financial year or in any proposed transaction or in connection with the Transaction which in either case has materially affected or will materially affect the Corporation or its subsidiaries. Certain directors and/or officers hold certain Common Shares, Existing Notes and/or director deferred share units in amounts that are not material.

QUESTIONS AND OTHER ASSISTANCE

If you are a Shareholder or Debtholder and you have any questions about the information contained in this Circular or require assistance in completing your proxy, voting information and/or election forms, please contact our Proxy, Information and Exchange Agent, Kingsdale Advisors, using the contact details listed on the back page of this Circular.

BUSINESS OF THE MEETINGS

Debtholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Debtholders’ Arrangement Resolution and such other matters as may be appropriate.

Shareholders will be asked to consider and, if deemed advisable, to pass, with or without variation, the Stated Capital Reduction Resolution and such other matters as may be appropriate.

Sherritt reserves the right, in its sole discretion, to withdraw the Debtholders’ Arrangement Resolution and/or the Stated Capital Reduction Resolution from being put before the Debtholders’ Meeting or the Shareholders’ Meeting, as applicable.

IMPACT OF THE TRANSACTION

The following table shows the effect of the Transaction on Sherritt’s consolidated capital structure as at December 31, 2019, assuming the Transaction had been completed on the Effective Date of April 30, 2020.

	December 31, 2019		Pro Forma After Transaction(1)
	($ in millions)(2)
Revolving Bank Facility(3)	8		8
Existing Notes	588		—
New Second Lien Notes	—		319
CFA Loans	145	(4)	—	(5)
Total	741		327

Notes:

(1)

Only those items forming part of Sherritt’s consolidated capital structure that are subject to a material change as a result of the Transaction are included in the above consolidated capitalization table. The Revolving Bank Facility has been included for ease of reference, but will not be impacted by the Transaction.

(2)	The amounts reflected in the table above have been rounded.
(3)	This amount does not take into account transaction costs or other adjustments, or the Corporation’s outstanding letters of credit.
(4)

Principal amount of CFA Loans is as at January 31, 2020, and has been calculated by converting from U.S. Dollar currency to Canadian Dollar currency using the Bank of Canada daily exchange rate as at January 31, 2020, being US$1:CDN$1.3233. The principal amount of CFA Loans as at December 31, 2019 was approximately $143 million, calculated by converting from U.S. Dollar currency to Canadian Dollar currency using the Bank of Canada daily exchange rate as at December 31, 2019, being US$1:CDN$1.2988.

(5)

The above table reflects Sherritt’s obligations on a standalone basis. To the extent that CFA Lenders elect, or are deemed pursuant to the Plan to elect, to exchange their CFA Loans for Amended CFA Loans, such Amended CFA Loans shall be obligations solely of the CFA Guarantor. Sherritt shall have no obligations in respect of any Amended CFA Loans and there shall be no recourse as against Sherritt. Notwithstanding the foregoing, Sherritt will continue to recognize the consolidated impact of any Amended CFA Loans in its consolidated financial statements.

DESCRIPTION OF THE TRANSACTION AND CERTAIN RELATED MATTERS

The following contains a summary of certain of the terms of the Plan. This summary does not purport to be a complete summary of all of the terms of the Plan. For a complete description of the terms of the Plan reference should be made to the document directly, a copy of which is appended to this Circular as Appendix C.

Stated Capital Reduction

Subject to Shareholder approval, it is anticipated that Sherritt will reduce the stated capital account of its Common Shares to $575 million, without any payment thereon (the “Stated Capital Reduction”). The Stated Capital Reduction is a preliminary step to the implementation of the Transaction under the CBCA Proceedings. It will not impact the Corporation’s current number of Common Shares issued and outstanding. The Board believes that it is in the best interests of Sherritt to complete the Stated Capital Reduction in connection with implementing the Arrangement.

At the Shareholders’ Meeting, Shareholders will be asked to consider and, if deemed advisable, approve the Stated Capital Reduction Resolution, the full text of which is set out in Appendix B. In order to become effective, the Stated Capital Reduction must be approved by the affirmative vote of at least 66 2⁄3% of the votes cast by Shareholders present in person or by proxy at the Shareholders’ Meeting and entitled to vote thereon.

Plan of Arrangement

The Transaction will be implemented pursuant to the Plan of the Applicants pursuant to Section 192 of the CBCA, subject to, among other conditions, approval of the Plan by the Court pursuant to the Final Order.

The Plan contemplates a series of steps and transactions as part of the implementation of the Transaction. These steps and transactions include, among other things, the following key elements:

•

the Corporation’s Existing Notes, in the aggregate principal amount of approximately $588 million, will, together with all accrued and unpaid interest thereon, be exchanged on the Effective Date, as follows:

•	each Early Consenting Noteholder will receive, as consideration in exchange for its Existing Notes:

•

New Second Lien Notes in an aggregate principal amount equal to (i) 50% of the principal amount of Existing Notes held by such Early Consenting Noteholder on the Effective Date, plus (ii) the amount of accrued and unpaid interest owing to such Early Consenting Noteholder in respect of its Existing Notes up to but not including the Effective Date; and

•	the Noteholder Early Consent Cash Consideration;

•

each Noteholder that is not an Early Consenting Noteholder will receive as consideration in exchange for its Existing Notes, New Second Lien Notes in an aggregate principal amount equal to (i) 50% of the principal amount of Existing Notes held by such Noteholder on the Effective Date, plus (ii) the amount of accrued and unpaid interest owing to such Noteholder in respect of its Existing Notes up to but not including the Effective Date;

•

the final aggregate principal amount of New Second Lien Notes to be issued pursuant to the Transaction will depend on the aggregate amount of interest accrued in respect of the Existing Notes up to the Effective Date. Based on an Effective Date of April 30, 2020, the aggregate principal amount of New Second Lien Notes to be issued would be approximately $319 million;

•

Sherritt’s obligations under the CFA Loans, including the aggregate principal amount of approximately $145 million,[3] all accrued and unpaid interest, and any and all other related obligations in respect of the CFA Loans, will be assumed by the CFA Guarantor and exchanged, at the election of each CFA Lender for either (i) such CFA Lender’s pro rata share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt, or (ii) Amended CFA Loans in a principal amount equal to the amounts outstanding under such CFA Lender’s existing CFA Loan(s), which Amended CFA Loans will be obligations solely of the CFA Guarantor and have no recourse as against Sherritt. If a CFA Lender does not make an election in its CFA Lender Voting and Election Form, such CFA Lender shall be deemed to have made an Amended CFA Loan Election and to be an Amended CFA Loan Electing CFA Lender for purposes of the Plan;

•

any Amended CFA Loans issued pursuant to the Transaction will be on substantially similar terms as the existing CFA Loans, subject to the following: (i) the CFA Guarantor will be the sole borrower under the Amended CFA Loans; (ii) Sherritt will have no obligations in respect of the Amended CFA Loans and there will be no recourse whatsoever against Sherritt in respect of the Amended CFA Loans; and (iii) the CFA Lender will have the right under its Amended CFA Loan, for up to 12 months following implementation of the Transaction, to direct the CFA Guarantor to transfer such CFA Lender’s pro rata share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt as directed by such CFA Lender in consideration for the full and final settlement of the CFA Lender’s Amended CFA Loan at such time;

•	the Applicants will amalgamate; and

•	the Released Claims will be released pursuant to the Plan.

Subject to the receipt of the requisite approvals of the Plan and the satisfaction or waiver of all applicable conditions of the Transaction under the Plan, Sherritt expects to implement the Transaction by the end of April 2020.

The Transaction does not affect any other obligations of the Corporation or involve the outstanding Common Shares of the Corporation, and Sherritt will continue to satisfy its obligations to employees, suppliers, customers and governmental authorities in the ordinary course of business.

Treatment of Noteholders

On the Effective Date, in accordance with the terms of the Plan:

(i)	each Noteholder that is an Early Consenting Noteholder shall receive:

a.

New Second Lien Notes in a principal amount equal to (1) the principal amount of Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (2) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date; and

b.	its Noteholder Early Consent Cash Consideration;

(ii)

each Noteholder that is not an Early Consenting Noteholder shall receive New Second Lien Notes in a principal amount equal to (1) the principal amount of Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (2) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date, in each case, all of which shall, and shall be deemed to, be received in exchange for each such Noteholder’s Existing Notes and in full and final settlement of its Existing Noteholder Claims.

[3]

Principal amount of CFA Loans is as at January 31, 2020, and has been calculated by converting from U.S. Dollar currency to Canadian Dollar currency using the Bank of Canada daily exchange rate as at January 31, 2020, being US$1:CDN$1.3233.

On the Effective Date, the Existing Noteholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Noteholder shall have no further right, title or interest in or to its Existing Notes or Existing Noteholder Claims; and the Existing Notes, the Existing Notes Indenture and any and all other Existing Note Documents shall be, and shall be deemed to be, cancelled and terminated, all pursuant to the Plan.

The reasonable and documented outstanding fees, expenses and disbursements of the Existing Indenture Trustee shall be paid by Amalgamated Sherritt pursuant to the Existing Notes Indenture.

All references to the principal amount of the Existing Notes or the Existing Noteholder Claims contained in the Plan shall refer to the principal amount of such Existing Notes or the Existing Noteholder Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

In connection with the Transaction, the Corporation does not anticipate making further scheduled interest payments in respect of the Existing Notes, and all accrued and unpaid interest in respect of the Existing Notes shall be addressed as part of the exchange of the Existing Notes for the New Second Lien Notes and, where applicable, the Noteholder Early Consent Cash Consideration.

Treatment of CFA Lenders

On the Effective Date, in accordance with the terms of the Plan, each Ambatovy Interests Electing CFA Lender shall receive its CFA Lender Pro Rata Share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt, all of which shall, and shall be deemed to, be received in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims. Each such CFA Lender’s CFA Loan(s) and CFA Lender Claims shall and shall be deemed to, have been irrevocably and finally extinguished, and such CFA Lender shall have no further right, title or interest in or to its CFA Loan(s) or CFA Lender Claims. The CFA Loan Agreement(s) and any and all other CFA Loan Documents (or parts thereof) relating to such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, cancelled and terminated, and any and all security interests granted by Sherritt and/or the CFA Guarantor in respect of such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, released, discharged and extinguished.

On the Effective Date, in accordance with the terms of the Plan, each Amended CFA Loan Electing CFA Lender shall receive an Amended CFA Loan in a principal amount equal to the principal amount of its CFA Loan outstanding as at the Effective Date plus all accrued interest in respect thereof that has not been paid or capitalized as principal up to but excluding the Effective Date in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims. Each such CFA Lender’s CFA Loan(s) and CFA Lender Claims shall, and shall be deemed to, have been irrevocably and finally extinguished, and such CFA Lender shall have no further right, title or interest in or to its CFA Loan(s) or CFA Lender Claims. The CFA Loan Agreement(s) and all other CFA Loan Documents relating to such CFA Lender’s CFA Loan(s) shall be deemed to be amended pursuant to the Plan in order to reflect the CFA Loan Amended Terms and shall govern the Amended CFA Loans. Any and all security interests granted by Sherritt in respect of such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, released, discharged and extinguished, and any and all security interests granted by the CFA Guarantor in respect of such CFA Lender’s CFA Loan(s) shall be deemed to have been granted in respect of such CFA Lender’s Amended CFA Loan(s).

All references to the principal amount of the CFA Loans or the CFA Lender Claims contained in the Plan shall refer to the principal amount of such CFA Loans or the CFA Lender Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

In the event all CFA Lenders make an Ambatovy Interests Exchange Election, or Amended CFA Loan Electing CFA Lenders subsequently exercise the option to direct the transfer by the CFA Guarantor of such CFA Lender’s CFA Lender Pro Rata Share of the Ambatovy Interests pursuant to the Amended CFA Loans, Sherritt will no longer have any ownership interest in the Ambatovy Joint Venture in such circumstances.

Each CFA Lender’s CFA Lender Pro Rata Share of the AMSA Shares and the DMSA Shares, whether acquired pursuant to an Ambatovy Interests Exchange Election or pursuant to the terms of an Amended CFA Loan, will be subject to the terms and provisions of the Ambatovy Shareholders’ Agreement, a copy of which is available online under the Corporation’s profile on SEDAR at www.sedar.com.

Alternative CFA Lender Transaction

The Corporation reserves the right, on or prior to the Effective Date, to implement (a) the exchange of the CFA Loans (i) for the Ambatovy Shares and the Ambatovy Debt or (ii) Amended CFA Loans on a contractual basis with the CFA Lenders outside of the Plan, or (b) such other transaction in respect of the CFA Loans that may be acceptable to the Applicants, the CFA Guarantor and the CFA Lenders and that is not materially inconsistent with the effect of the exchange of the CFA Loans for (i) the Ambatovy Shares and the Ambatovy Debt or (ii) Amended CFA Loans, either pursuant to the Plan or on a contractual basis with the CFA Lenders outside of the Plan (in each case, an “Alternative CFA Lender Transaction”).

The Applicants shall be entitled to make such amendments to the Plan as are necessary or desirable to reflect the implementation of an Alternative CFA Lender Transaction at the discretion of the Applicants.

Fractional Interests

The New Second Lien Notes issued pursuant to the Plan shall be issued in minimum increments of $1,000, and the amount of New Second Lien Notes that each Noteholder shall be entitled to under the Plan shall in each case be rounded down to the nearest multiple of $1,000 without compensation therefor. For greater certainty, holders of Existing Notes in a principal amount of less than $2,000 are not entitled to receive New Second Lien Notes as a result of the Notes Exchange Ratio.

All payments made in cash pursuant to the Plan shall be made in minimum increments of $0.01, and the amount of any payments to which a Person may be entitled to under the Plan shall be rounded down to the nearest multiple of $0.01.

Releases

The Plan includes releases in connection with the implementation of the Transaction in favour of the Released Parties (the “Releases”).

At the applicable time, as set out under the heading “Arrangement Steps”, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Existing Notes, the Existing Note Documents, the CFA Loans, the CFA Loan Documents, any and all Ambatovy Shares and Ambatovy Debt transferred pursuant to the Plan, the Arrangement, the Arrangement Agreement, the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (a) any of the Released Parties from or in respect of their respective obligations under the Plan or any Order or document ancillary thereto (including, for greater certainty, to the extent applicable, any of the CFA Guarantor’s obligations under any Amended CFA Loan(s) issued pursuant to the Plan to any Amended CFA Loan Electing CFA Lender(s)), or (b) any Released Party from liabilities or claims attributable to such Released Party’s fraud, gross negligence or wilful misconduct, as determined by the final, non-appealable judgment of a court of competent jurisdiction (collectively the “Released Claims”).

The Releases contemplated under the Plan shall not apply to the Revolving Bank Facility Lenders or the administrative agent under the Revolving Bank Facility Agreement, as agreed by the parties pursuant to the Consent Agreement.

Waiver of Defaults

From and after the Effective Time, all Persons named or referred to in, or subject to, the Plan shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, from and after the Effective Time, all Persons shall be deemed to have:

(a)

waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt, the Debt Documents, the Arrangement, the Arrangement Agreement, the Plan, the transactions contemplated hereunder, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Applicants or the other Sherritt Entities, as applicable, and their respective successors and assigns from performing their obligations under the Plan or any contract or agreement entered into pursuant to, in connection with, or contemplated by, the Plan; and

(b)

agreed that if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and any of the Applicants prior to the Effective Date and the provisions of the Plan, then the provisions of the Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of the Plan, nothing herein shall affect the obligations of any of the Applicants to any employee thereof in their capacity as such, including any contract of employment between any Person and any of the Applicants.

The waivers contemplated under the Plan shall not apply to the Revolving Bank Facility Lenders or the administrative agent under the Revolving Bank Facility Agreement, as agreed by the parties pursuant to the Consent Agreement.

Procedures

Registered Noteholders and the Cancellation of Existing Notes

The Existing Notes are held by the Existing Indenture Trustee as custodian for CDS (or its nominee) (as registered holder of the Existing Notes on behalf of the Noteholders, subject to any Existing Notes which may be withdrawn from CDS and held in registered form by a Noteholder). On the Effective Date, CDS and each other Person who holds Existing Notes in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Existing Notes to the Existing Indenture Trustee for cancellation in exchange for the consideration payable to Noteholders pursuant to the Plan. For certainty, notwithstanding whether or not the foregoing is complied with, the Existing Notes shall be deemed to be cancelled pursuant to the Plan.

Eligibility for Noteholder Early Consent Cash Consideration

Early Consenting Noteholders who, by the Early Consent Deadline, pursuant to the terms of the Interim Order, submit a duly completed Noteholder VIEF with a vote in favour of the Debtholders’ Arrangement Resolution, shall, subject to compliance with the terms and procedures described herein, in the Interim Order and in the Plan, receive on the Effective Date the Noteholder Early Consent Cash Consideration, as partial consideration payable in exchange for their Existing Notes.

Early Consenting Noteholders who submit the Noteholder VIEF with a vote in favour of the Debtholders’ Arrangement Resolution prior to the Early Consent Deadline but do not indicate an election in respect of the Noteholder Early Consent Cash Consideration will not be entitled to receive any Noteholder Early Consent Cash Consideration. Noteholders who vote in favour of the Debtholders’ Arrangement Resolution after the Early Consent Deadline, who vote against the Debtholders’ Arrangement Resolution or do not vote at all, in each case, will not be entitled to receive any Noteholder Early Consent Cash Consideration. Noteholders are urged to carefully review the Noteholder VIEF to be distributed pursuant to the Interim Order, which may also be requested from the Proxy, Information and Exchange Agent.

Delivery of Noteholder Early Consent Cash Consideration

The payment by Amalgamated Sherritt on the Effective Date of Noteholder Early Consent Cash Consideration shall be effected through the delivery of cash in the aggregate amount of the Noteholder Early Consent Cash Consideration payable to the Early Consenting Noteholders by Amalgamated Sherritt to CDS for distribution to the Early Consenting Noteholders as of the Effective Date in accordance with CDS’s customary practices.

Delivery of New Second Lien Notes

The delivery of the New Second Lien Notes to be issued to the Noteholders pursuant to the Plan shall be made by way of issuance by Amalgamated Sherritt on the Effective Date of a global note issued in the name of CDS (or its nominee) in respect of the Noteholders. CDS and the applicable Intermediaries shall then make delivery of the New Second Lien Notes to the ultimate beneficial recipients thereof entitled to receive the New Second Lien Notes pursuant to the Plan pursuant to standing instructions and customary practices of CDS and such Intermediaries.

Delivery of Ambatovy Interests

For Ambatovy Interests Electing CFA Lenders, the delivery of the Ambatovy Shares and Ambatovy Debt pursuant to the Plan shall be made on or as soon as practicable after the Effective Date.

The transfer of the Ambatovy Shares contemplated under the Transaction may be subject to a stamp tax under applicable law in Madagascar. The amount of such tax has not been determined at this time.

Arrangement Agreement

The Arrangement Agreement attached as Appendix D to this Circular contains covenants by the Applicants to make an application to the Court to effect the Arrangement pursuant to the Plan, the form of which is attached as Appendix C to this Circular.

SECURITIES LAW MATTERS

Certain Canadian Securities Law Matters

The issuance of the New Second Lien Notes will be exempt from the prospectus and registration requirements under Canadian Securities Laws. As a consequence of these exemptions, certain protections, rights and remedies provided by Canadian Securities Laws, including statutory rights of recession or damages, will not be available in respect of the new securities to be issued under the Transaction.

The New Second Lien Notes will be freely transferable in Canada subject to normal Canadian Securities Law considerations.

Certain United States Securities Law Matters

The issuance and distribution of New Second Lien Notes and the related New Notes Guarantees under the Plan have not been registered under the U.S. Securities Act. The New Second Lien Notes and related New Notes Guarantees are being issued and distributed in reliance on the exemption from registration set forth in Section 3(a)(10) of the U.S. Securities Act (and similar exemptions under applicable state securities laws) on the basis of the approval of the Court, which will consider, among other things, the fairness of the Arrangement to the persons affected. Section 3(a)(10) of the U.S. Securities Act exempts from the general requirement of registration under the U.S. Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court of competent jurisdiction that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear and receive timely notice thereof. The Court will conduct a hearing to determine the fairness of the terms and conditions of the Arrangement, including the proposed issuance of New Second Lien Notes and related New Notes Guarantees in exchange for the

Existing Notes and related Existing Notes Guarantees. The Court entered the Interim Order on February 26, 2020 and, subject to, among other things, approval of the Arrangement by the Debtholders, a hearing on the fairness of the Plan will be held by the Court at 11:00 a.m. (Toronto time) on April 16, 2020, or such other time and/or date as may be approved by the Court.

All Debtholders are entitled to appear and be heard at the hearing for the Final Order on the terms set out in the Interim Order. The Final Order will constitute the basis for the exemption from the registration requirements of the U.S. Securities Act provided by Section 3(a)(10) thereof with respect to the New Second Lien Notes and related New Notes Guarantees to be issued and distributed to the Noteholders pursuant to the Plan. Prior to the hearing on the Final Order, the Court will be informed that the parties intend to rely on the Final Order, when granted, as the basis for the exemption from the registration requirements of the U.S. Securities Act set forth in Section 3(a)(10) of the U.S. Securities Act with respect to the issuance and distribution of New Second Lien Notes and related New Notes Guarantees under the Plan.

New Second Lien Notes and related New Notes Guarantees issuable to any persons within the United States may be resold without restriction under the U.S. Securities Act, except in respect of resales by persons who are “affiliates” of the Corporation at the time of such resale or who have been affiliates of the Corporation within 90 days before the Effective Date. Persons who may be deemed to be “affiliates” (within the meaning of U.S. Securities Laws) of Sherritt generally would include individuals or entities that control, are controlled by, or are under common control with, Sherritt, whether through the ownership of voting securities, by contract or otherwise, and would include executive officers and directors of Sherritt and may include principal shareholders that would be deemed to “control” (within the meaning of U.S. Securities Laws) Sherritt. Any resale of such New Second Lien Notes and related New Notes Guarantees by such an affiliate (or, if applicable, former affiliate) would be subject to the registration requirements of the U.S. Securities Act and applicable state securities laws, absent an available exemption therefrom. Subject to certain limitations, such affiliates (and former affiliates) may resell such New Second Lien Notes and related New Notes Guarantees outside the United States without registration under the U.S. Securities Act pursuant to Regulation S under the U.S. Securities Act. Such New Second Lien Notes and related New Notes Guarantees may also be resold in transactions completed in accordance with Rule 144 or another private resale exemption under the U.S. Securities Act, if available. See also “Notice to Debtholders in the United States”.

The foregoing discussion is only a general overview of certain requirements of the U.S. Securities Laws applicable to the New Second Lien Notes and related New Notes Guarantees. All holders of such securities are urged to consult with counsel to ensure that the resale, exercise or other transfer of their securities complies with applicable securities laws.

ARRANGEMENT STEPS

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) (or in such other manner or order or at such other time or times as the Applicants may agree, acting reasonably, pursuant to the Plan), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)	Sherritt and Sherritt Amalco shall be, and shall be deemed to be, amalgamated and continued as one corporation (“Amalgamated Sherritt”) under the CBCA in accordance with the following:

(i)	Name. The name of Amalgamated Sherritt shall be “Sherritt International Corporation”;

(ii)

Registered Office. The registered office of Amalgamated Sherritt shall be located in the City of Toronto in the Province of Ontario. The address of the registered office of Amalgamated Sherritt shall be 22 Adelaide Street West, Suite 4220, Bay Adelaide Centre, East Tower, Toronto ON M5H 4E3, Canada;

(iii)	Restrictions on Business. There shall be no restrictions on the business that Amalgamated Sherritt may carry on;

(iv)	Articles. The articles of Sherritt, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalgamated Sherritt;

(v)

Directors. Amalgamated Sherritt shall have a minimum of 3 directors and a maximum of 15 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalgamated Sherritt, or by the directors of Amalgamated Sherritt in accordance with the CBCA, the directors of Sherritt, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalgamated Sherritt;

(vi)

Shares. All shares of Sherritt Amalco shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalgamated Sherritt in connection with the Amalgamation and all shares of Sherritt prior to the Amalgamation shall be unaffected and shall continue as shares of Amalgamated Sherritt;

(vii)

Stated Capital. The stated capital account in respect of the common shares of Amalgamated Sherritt will be equal to the stated capital account in respect of the Common Shares immediately prior to the Amalgamation;

(viii)	By-laws. The by-laws of Sherritt, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalgamated Sherritt;

(ix)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)	the property of each amalgamating corporation continues to be the property of Amalgamated Sherritt;

(C)	Amalgamated Sherritt continues to be liable for the obligations of each amalgamating corporation;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalgamated Sherritt;

(F)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalgamated Sherritt; and

(G)

the Articles of Arrangement are deemed to be the articles of incorporation of Amalgamated Sherritt and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalgamated Sherritt.

(b)	The following shall occur concurrently:

(i)	Amalgamated Sherritt, the New Notes Guarantors and the New Indenture Trustee shall enter into the New Notes Indenture and the other New Note Documents;

(ii)	in exchange for the Existing Notes, and in full and final settlement of the Existing Noteholder Claims, Amalgamated Sherritt shall issue and/or pay, as applicable:

(A)	to each Noteholder that is an Early Consenting Noteholder:

(1)

New Second Lien Notes in an aggregate principal amount equal to (I) the aggregate principal amount of the Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (II) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date; and

(2)	its Noteholder Early Consent Cash Consideration, and

(B)

to each Noteholder that is not an Early Consenting Noteholder, New Second Lien Notes in an aggregate principal amount equal to (I) the aggregate principal amount of the Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (II) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date;

(iii)

the Existing Noteholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Noteholders shall have no further right, title or interest in or to the Existing Notes or their respective Existing Noteholder Claims; and

(iv)

the Existing Notes, the Existing Notes Indenture and any and all other related Existing Note Documents shall be irrevocably cancelled and terminated, provided that the Existing Notes Indenture shall remain in effect solely to allow the Existing Indenture Trustee to make the distributions set forth in the Plan.

(c)	The following shall occur in sequence:

(i)

the CFA Guarantor shall declare a dividend or repayment of capital in the aggregate amount of the Obligations under the CFA Loans, payable to Amalgamated Sherritt which shall be satisfied through the issuance of a demand promissory note of the CFA Guarantor (the “CFA Note”) to Amalgamated Sherritt; and

(ii)

the CFA Guarantor shall satisfy the CFA Note through the assumption of all of Amalgamated Sherritt’s Obligations under the CFA Loans, the CFA Loan Agreements and all other CFA Loan Documents, and (A) Amalgamated Sherritt shall be, and shall be deemed to be, fully, finally and irrevocably released and discharged from all Obligations in respect of the CFA Loans, the CFA Loan Agreements and all other CFA Loan Documents; any and all security interests granted by Sherritt in respect of the CFA Loans shall be, and shall be deemed to be, released, discharged and extinguished pursuant to the Plan; and all CFA Lender Claims as against Amalgamated Sherritt shall, and shall be deemed to be, irrevocably and finally extinguished, and (B) the CFA Note shall be, and shall be deemed to be, fully repaid and satisfied, and Amalgamated Sherritt shall deliver the CFA Note back to the CFA Guarantor as consideration for the assumption of the Obligations under the CFA Loans, the CFA Loan Agreements and all other CFA Loan Documents;

(d)	The following shall occur concurrently with respect to each Ambatovy Interests Electing CFA Lender:

(i)

the CFA Guarantor shall transfer, or cause to be transferred, to each Ambatovy Interests Electing CFA Lender its CFA Lender Pro Rata Share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt in consideration for an aggregate amount equal to the amount of the Obligations outstanding under the CFA Loan(s) owing to each such Ambatovy Interests Electing CFA Lender, which amount shall be satisfied through the full and final set-off, settlement, repayment and exchange of such Ambatovy Interests Electing CFA Lender’s CFA Loans and CFA Lender Claims;

(ii)

the CFA Guarantor shall be, and shall be deemed to be, fully, finally and irrevocably released and discharged from all Obligations in respect of each such Ambatovy Interests Electing CFA Lender’s CFA Loans, and the CFA Loan Agreements and all other CFA Loan Documents relating to each such Ambatovy Interests Electing CFA Lender’s CFA Loans; each such Ambatovy Interests Electing CFA Lender’s CFA Loans and CFA Lender Claims shall, and shall be deemed to be, irrevocably and finally extinguished; any and all security interests granted by the CFA Guarantor in respect of each such Ambatovy Interests Electing CFA Lender’s CFA Loans shall be, and shall be deemed to be, released, discharged and extinguished pursuant to the Plan; and each such Ambatovy Interests Electing CFA Lender shall have no further right, title or interest in or to its CFA Loans or CFA Lender Claims; and

(iii)	the CFA Loan Agreements and all other CFA Loan Documents (or parts thereof) relating to each such Ambatovy Interests Electing CFA Lender’s CFA Loan(s) shall be irrevocably cancelled and terminated;

(e)	Concurrently with the steps set forth in (d) above, the following shall occur concurrently with respect to each Amended CFA Loans Electing CFA Lender:

(i)

each Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall be exchanged for Amended CFA Loan(s) in a principal amount equal to the principal amount of its CFA Loan(s) outstanding at the Effective Date plus all accrued interest in respect thereof that has not been paid or capitalized as principal up to but excluding the Effective Date, in full and final set-off, settlement, repayment and exchange of each such Amended CFA Loans Electing CFA Lender’s CFA Loans and CFA Lender Claims;

(ii)

each such Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall, and shall be deemed to be, irrevocably and finally extinguished, and each such Amended CFA Loans Electing CFA Lender shall have no further right, title or interest in or to its CFA Loans; and

(iii)

the CFA Loan Agreements and all other CFA Loan Documents relating to such Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall be deemed to be amended pursuant to the Plan in order reflect the CFA Loan Amended Terms and shall govern the Amended CFA Loans, and any and all security interests granted by the CFA Guarantor in respect of each such Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall be deemed to have been granted by the CFA Guarantor in respect of each such Amended CFA Loans Electing CFA Lender’s Amended CFA Loan(s); and

(f)	The Releases shall become effective.

CONDITIONS PRECEDENT TO THE IMPLEMENTATION OF THE PLAN

The implementation of the Plan is conditional upon the fulfillment, satisfaction or waiver (to the extent permitted under the Plan) of the following conditions precedent, in each case in accordance with the terms thereof:

(a)	the Arrangement Agreement shall be in full force and effect and shall have not been terminated by the Applicants;

(b)

the Plan and the transactions contemplated thereby shall be consistent with the terms of the transactions described in this Circular in all material respects, subject to any amendments to the Plan permitted by the terms thereof or as otherwise permitted by the Court;

(c)	the Plan shall have been approved by the requisite majority of Debtholders as and to the extent required in the Interim Order or as otherwise ordered by the Court;

(d)

the Plan shall have been approved by the Court pursuant to the Final Order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, vacated or subject to pending appeal;

(e)

all material filings required under applicable Laws in connection with the Arrangement shall have been made and any material regulatory or third party consents or approvals that are required in connection with the Arrangement shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(f)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened in writing or commenced by any Governmental Entity, in consequence of or in connection with the Arrangement that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede) the Arrangement, or requires or proposes to require a material variation to the Arrangement that is not acceptable to the Applicants;

(g)	no Law shall have been passed and become effective, the effect of which makes the consummation of the Plan illegal;

(h)

the terms of the Revolving Bank Facility shall be amended, prior to or concurrently with the implementation of the Plan, to reflect the Revolving Bank Facility Amendments and any other amendments as may be acceptable to the Revolving Bank Facility Lenders and Sherritt; and

(i)

the Applicants shall have completed all necessary corporate actions and proceedings as they deem necessary or advisable, in their reasonable discretion, in connection with the Arrangement and the Plan.

The conditions precedent to the implementation of the Plan, in whole or in part, may be waived by the Corporation in accordance with the terms of the Plan.

TERMS OF THE NEW SECOND LIEN NOTES AND THE NEW NOTES INDENTURE

The following is a summary of the principal terms of the New Second Lien Notes and the New Notes Indenture. This summary does not purport to be complete. For a more fulsome description of the terms of the New Second Lien Notes, reference should be made to the Description of Notes appended hereto as Appendix H (the “Description of Notes”). For a complete description of the terms of the New Second Lien Notes and the New Notes Indenture, reference should be made to the New Notes Indenture. A substantially final version of the New Notes Indenture is expected to be filed on SEDAR at www.sedar.com and/or the Corporation’s website at https://www.sherritt.com prior to the Effective Date. The final version will be filed on SEDAR at www.sedar.com on or promptly following the Effective Date.

The New Notes Indenture will be qualified under the U.S. Trust Indenture Act by an application with the SEC on Form T-3 (the “T-3 Application”). The terms of the New Second Lien Notes include those stated in the New Notes Indenture and those made part of the New Notes Indenture by reference to the U.S. Trust Indenture Act. The New Indenture Trustee will be qualified under the U.S. Trust Indenture Act by an application with the SEC on Form T-6, to be included in the T-3 Application.

The New Second Lien Notes will not be registered under the U.S. Securities Act, or the securities laws of any state of the United States, and may not be offered or sold within the United States except pursuant to an exemption from the registration requirements of the U.S. Securities Act.

Summary of Key Terms of New Second Lien Notes

A summary of certain terms of the New Second Lien Notes under the New Notes Indenture are as follows:

Principal Amount

Assuming an Effective Date of April 30, 2020, the aggregate principal amount of the New Second Lien Notes will be approximately $319 million, issued as one series of notes. The final aggregate principal amount of New Second Lien Notes to be issued pursuant to the Transaction will depend on the aggregate amount of interest accrued in respect of the Existing Notes up to the Effective Date.

Maturity Date

The New Second Lien Notes will mature on April 30, 2027.

Interest Rate

The interest rate in respect of the New Second Lien Notes is 8.500% per annum.

Interest Payment Dates

Interest on the New Second Lien Notes is payable semi-annually in arrears on April 30 and October 30 of each year, commencing on October 30, 2020.

Guarantors

The New Second Lien Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis by each of Sherritt’s current and future wholly owned subsidiaries (other than immaterial subsidiaries) and other than (i) New Providence Metals Marketing Inc., a wholly-owned entity, undertaking marketing activities in respect of the Corporation’s nickel operations and certain of its joint ventures, and (ii) MMI, a wholly-owned single purpose entity holding the Corporation’s remaining interests (if any) in the Ambatovy Joint Venture following the implementation of the Plan.

The guarantors in respect of the New Second Lien Notes will be the New Notes Guarantors.

A guarantee by a New Notes Guarantor may be unconditionally released and discharged upon (i) such guarantor becoming an immaterial subsidiary or (ii) such New Notes Guarantor being released from its guarantee obligations under the Revolving Bank Facility (except for any release resulting from the repayment and termination of the Revolving Bank Facility).

Security and Rank

The New Second Lien Notes and the guarantees thereof will be secured by substantially all personal property and assets of Sherritt and each of the New Notes Guarantors, pursuant to Collateral Documents in substantially the same form as those provided in favour of the agent for the benefit of itself and the lenders under the Revolving Bank Facility. The guarantee provided by CNWL Oil (Espana) S.A., a company formed under the laws of Spain, shall not be secured unless and until such entity provides security in favour of the agent for the benefit of itself and the lenders under the Revolving Bank Facility, at which time such entity shall grant security in respect of its guarantee in substantially the same form.

The liens securing the New Second Lien Notes will be junior in priority to any lien granted at any time to secure the Revolving Bank Facility. In addition, the Revolving Bank Facility Lenders have provided financing to and have obtained guarantees from the non-wholly owned entities forming part of the Moa Joint Venture and New Providence Metals Marketing Inc., and as a result will have liens on certain assets of such non-wholly owned entities and New Providence Metals Marketing Inc., which assets will not form part of the Collateral.

Except for any release resulting from the repayment and termination of the Revolving Bank Facility, the liens securing the New Second Lien Notes and the guarantees thereof shall be released upon the release by the agent under the Revolving Bank Facility of the liens granted in its favour by Sherritt or any New Notes Guarantor, as applicable.

Optional Redemption

Sherritt will be entitled to redeem at any time prior to maturity, from time to time, all or a portion of the New Second Lien Notes at (i) 103% of the redeemed principal amount, plus accrued and unpaid interest on the redeemed amount, until the final year prior to maturity, and (ii) at par, plus accrued and unpaid interest on the redeemed amount, for the final year of maturity.

Mandatory Redemption

At any time that the aggregate outstanding principal amount of New Second Lien Notes together with any other indebtedness ranking pari passu therewith permitted under the New Notes Indenture is $150 million or more, the Corporation shall, subject to a minimum liquidity threshold of $75 million, be required to redeem New Second Lien Notes on a semi-annual basis on April 30 and October 30 of each year, from and after October 30, 2021, in a principal amount equal to 50% of the Corporation’s Excess Cash Flow (on the terms set forth in the New Notes Indenture).

REVOLVING BANK FACILITY AMENDMENTS

Pursuant to the Consent Agreement, the Corporation and the Revolving Bank Facility Lenders have, among other things, agreed that the Corporation and the Revolving Bank Facility Lenders will work to complete the Revolving Bank Facility Amendments, subject to the terms and conditions of the Consent Agreement. The Revolving Bank Facility Amendments will, among other things, permit the issuance of the New Second Lien Notes and the granting of the guarantees and security relating thereto and otherwise facilitate implementation of the Transaction. Implementation of the Revolving Bank Facility Amendments is one of the conditions to implementation of the Plan.

In addition, in connection with the Revolving Bank Facility Amendments, the agent under the Revolving Bank Facility, on behalf of the Revolving Bank Facility Lenders, the New Indenture Trustee, on behalf of the holders of New Second Lien Notes, Sherritt and the New Notes Guarantors, will enter into an intercreditor agreement on the principal terms set out in the “Description of Notes” and such other terms as the Revolving Bank Facility Lenders, the New Indenture Trustee and Sherritt may agree.

Expenses

The Corporation shall pay all fees, costs and expenses due to Goodmans LLP, NBF, Paradigm Capital, the Proxy, Information and Solicitation Agent and other advisors to the Corporation in connection with the development, negotiation and implementation of the Transaction. The estimated transaction costs payable by the Corporation in connection with the completion of the Transaction including, without limitation, filing fees and printing and mailing costs are currently expected to be approximately $9 million.

BACKGROUND TO AND REASONS FOR THE TRANSACTION

The following describes the general background to the Transaction and the conditions and events that led to the Corporation’s decision to pursue the Transaction. Based on the circumstances facing the Corporation, the Board believes that deleveraging the Corporation at this time and improving its capital structure and liquidity will bring greater stability to the Sherritt Business, enable Sherritt to be in a better position to withstand challenges relating to, among other things, exposure to volatile commodity prices and challenging geopolitical and market conditions, and to strengthen the Corporation’s financial condition.

Background to Transaction

The Sherritt Entities are principally focused on the production and sale of commodities, such as nickel, cobalt and oil, and power generation, with projects, operations and investments located primarily in Canada, Cuba and Madagascar. As a geographically-diverse and primarily commodity-based company, the Sherritt Entities are affected by various external macro-economic factors.

One of the principal challenges facing the Corporation has been the significant historical debt levels that Sherritt has had for many years, which resulted primarily from a decision in 2007 to invest as a partner in building out one of the world’s largest lateritic nickel mining, processing and refining operations in Madagascar (the “Ambatovy Joint Venture”). In connection with such investment, Sherritt had significant funding requirements, which were exacerbated by cost overruns and unfavourable market conditions that contributed to Sherritt’s significant debt levels. Since Sherritt was released from its US$840 million guarantee in respect of the Ambatovy Joint Venture senior project financing in 2015, Sherritt took steps to reduce and address certain funding requirements and debt obligations relating to the Ambatovy Joint Venture.

Having a high level of debt and fixed cash interest payments has been a significant concern for Sherritt for a number of years. Accordingly, through an extended period of several years of low nickel prices, Sherritt has focused on debt reduction as a key strategic priority, and over the past six years, the Corporation has eliminated over $2 billion of debt from its balance sheet.

As of January 31, 2020, the Corporation had approximately $741 million of aggregate note, loan and revolving credit facility obligations outstanding with approximately $48 million in annual cash interest expenses, and remains challenged from a leverage and liquidity perspective. In addition, the Corporation has in place an approximately $45 million letter of credit for potential reclamation costs related to its Spanish oil assets.

Sherritt currently has cash resources and availability under its revolving credit facility to continue to operate its business in the normal course, and Sherritt does not have any near term maturity in respect of any of its non-revolving debt obligations, with Sherritt’s first key maturity date being in November 2021. Sherritt, however, remains focused on managing its cash resources particularly in light of the significant challenges it has been facing in Cuba, as well as various uncertainties around commodity prices and other industry challenges affecting the Sherritt Entities.

The recent increased tensions between the United States and Cuba have significantly impacted Sherritt’s ability to conduct its businesses in Cuba. Successive rounds of American sanctions against Cuba and its trading partners have adversely affected Cuba’s economy, its ability to access hard currency, and its ability to conduct international trade. Cuba’s challenges in accessing hard currency have significantly impacted Sherritt’s ability to collect receivables related to its Cuban operations (the “Cuban Receivables”), which together with the substantial minimum cash requirements under the Corporation’s revolving credit facility (which excludes cash of the Corporation held in Cuba) have put increased pressure on the Corporation’s liquidity position. As discussed further below, Sherritt has engaged in extensive efforts with its Cuban partners over an extended period of time to reduce its outstanding Cuban Receivables. Such efforts have culminated in a new agreement pursuant to the Cuban Receivables Agreement ratified in June 2019, with incremental US$5 million monthly payments to fund the operations of Energas and reduce overdue Cuban Receivables owing to Sherritt. While this new payment commitment from Sherritt’s Cuban partners is a positive step towards assisting Sherritt with its liquidity challenges that have in part resulted from the Corporation’s inability to collect its Cuban Receivables, there remains potential uncertainty regarding Sherritt’s Cuban operations and future collections in light of increased U.S. sanctions and other factors continuing to affect Cuba.

Sherritt’s operating results also depend significantly on commodity prices which are volatile and influenced by a variety of factors, including global economic and geopolitical conditions and region-specific factors. The volatility of nickel pricing over the past several years has in particular had a significant and compounding negative financial effect on Sherritt. While the pricing of other metals have generally rebounded from post-2008 financial crisis declines, nickel has suffered sustained pricing decline in comparison and nickel prices remain volatile. Cobalt prices have also experienced increased and significant volatility in recent years, with a decrease in prices of approximately 56% in the past two years up to January 31, 2020.

While the Corporation remains positive about the underlying nickel and cobalt market fundamentals in the long-term, the Corporation’s current capital structure, including its significant debt and corresponding cash interest costs, is a significant challenge for Sherritt in light of its cash flow and operational needs, the ongoing industry challenges and the complex global environment impacting the Sherritt Business.

The trading price of the Corporation’s Existing Notes, which have traded at a significant discount to face value for an extended period of time, reflect the Corporation’s challenging and over-levered capital structure with respect to the Corporation’s liquidity.

As ongoing volatility in commodity pricing and increasing economic and geopolitical uncertainty continue to impact the Sherritt Entities, the Corporation has continued to focus on preserving liquidity and building balance sheet strength. The Corporation, overseen by the Board and with the assistance of financial and legal advisors, has undergone a detailed and proactive process to review potential strategic alternatives and transactions that may be available to the Corporation, with a view to improving Sherritt’s capital structure, addressing the Corporation’s significant debt levels and liquidity challenges, and strengthening Sherritt’s overall financial position for the benefit of the Corporation and its stakeholders.

Among other things, the Corporation reviewed in detail alternatives relating to raising additional secured debt in priority to its existing unsecured Existing Notes and CFA Loans, extending the maturities of one or more series of the Existing Notes and/or the CFA Loans, exchanging certain or all of its unsecured Existing Notes for new secured debt, exchanging debt for equity, purchasing Existing Notes for cancellation in the open market or pursuant to an auction, maintaining the status quo and certain other potential strategic alternatives.

Sherritt believes that a substantial reduction in its overall debt obligations and cash interest expenses is required at this time to provide a comprehensive solution that will right size Sherritt’s capital structure, improve the Corporation’s liquidity position and allow the Corporation to focus on continuing to improve operations and opportunities for the benefit of all stakeholders.

Based on its detailed review of potential available alternatives and the circumstances affecting the Corporation and its business, Sherritt determined that the Transaction is in the best interests of the Corporation and its stakeholders at this time and treats all affected stakeholders, regardless of maturity or interest rate, in a fair and balanced way considering all current circumstances.

The Transaction will, among other things, reduce Sherritt’s total debt by approximately $414 million, reduce annual cash interest expense by approximately $19 million and extend the maturity of the Corporation’s note obligations to 2027 by, among other things, exchanging the Corporation’s Existing Notes in the aggregate principal amount of approximately $588 million, together with all accrued and unpaid interest thereon, for the New Second Lien Notes and, where applicable, the Noteholder Early Consent Cash Consideration.

The Transaction will significantly reduce Sherritt’s existing debt obligations, which Sherritt believes will result in a more appropriate and sustainable capital structure that the Sherritt Business can support in the context of volatile commodity prices and the global economic and geopolitical challenges that impact the Sherritt Business. Sherritt believes that significantly reducing the Corporation’s debt obligations at this time will benefit Sherritt and its stakeholders by, among other things, bringing greater stability to the Sherritt Business and aligning the capital structure of the Corporation with the current nature of the Sherritt Business. The Corporation believes that completing the Transaction at this time will result in a comprehensive long-term solution to the Corporation’s currently over-leveraged position and will provide the Corporation with additional time to increase the value of the Sherritt Business in an improved commodity price and operating environment for the benefit of all stakeholders.

Sherritt believes that the Transaction provides the affected Noteholders and CFA Lenders with fair and appropriate consideration in the circumstances and in light of the alternatives available to the Corporation. The Transaction treats the Noteholders equally and provides them with security over all material assets of the Corporation. In addition, the terms of the New Second Lien Notes will include a mandatory redemption covenant requiring the Corporation, commencing in 2021, to apply 50% of its Excess Cash Flow, subject to a minimum liquidity threshold of $75 million, to redeem an equivalent portion of the New Second Lien Notes while the aggregate principal amount of New Second Lien Notes outstanding is $150 million or more. This prepayment mechanism is aimed at further reducing the outstanding note obligations of the Corporation in improved financial conditions. With respect to the CFA Lenders, the Corporation believes that the exchange of the CFA Loans, at the election of the CFA Lenders, for either the Corporation’s interest in the Ambatovy Joint Venture or Amended CFA Loans, as applicable, is appropriate in light of the value and structure of the CFA Loans.

In connection with the Transaction, the Corporation has also entered into a consent and waiver agreement (the “Consent Agreement”) with the Revolving Bank Facility Lenders, pursuant to which the Corporation and the Revolving Bank Facility Lenders have, among other things, agreed that the Corporation shall commence the CBCA Proceedings and pursue the Transaction pursuant thereto, and that the Corporation and the Revolving Bank Facility Lenders will work to complete an amendment of the Revolving Bank Facility substantially concurrently with or prior to the implementation of the Transaction to allow for the implementation of the Transaction, including the issuance of the New Second Lien Notes, and such other matters as may be agreed by the Corporation and the Revolving Bank Facility Lenders (the “Revolving Bank Facility Amendments”), subject to the terms and conditions of the Consent Agreement. The maturity of the Revolving Bank Facility is currently April 30, 2020.

Should the Transaction not be implemented pursuant to the Plan for any reason, the Corporation will continue to review its available strategic alternatives and other potential transactions, including the use of the available $230 million secured debt basket under its Existing Notes Indenture to exchange one series, a combination of series or a portion of all series of its Existing Notes.

The industry challenges faced by the Sherritt Business as well as certain challenges in connection with the Ambatovy Joint Venture, among other things, are described in further detail below.

Industry Challenges

Sherritt faces a number of industry challenges posed by, among other things, fluctuating commodity prices, challenging market conditions and geopolitical uncertainties.

(i) Weakness in Commodity Prices

The Sherritt Business is principally focused on the sale of commodities, such as nickel, cobalt and oil, and as such, the Corporation’s operating results depend largely on market prices which are volatile and influenced by a variety of factors, including global economic conditions and region-specific factors. Sherritt has been particularly affected by depressed pricing in the metals market over an extended period of time. Nickel demand is strongly influenced by world macro-economic conditions which influence the international stainless steel industry, the largest consumer of nickel. Nickel demand had been trending upwards in early 2018 due to strong demand from the stainless steel industry and new demand for the production of lithium-ion batteries for electric vehicles. However, after increasing for the first half of 2018, subsequent market events and conditions, including international trade relations between the United States and China and market reaction to the announcement of a significant new Indonesian production facility, among other things, led to a softening in nickel prices.

Overall, nickel prices have experienced a material decrease since the beginning of 2014, with the average cash settlement price on the London Metals Exchange ranging from a high of US$9.62 per pound in May 2014, reaching a low of US$3.50 per pound in February 2016, and a closing price of US$5.75 per pound as at January 31, 2020.

In 2019, nickel prices had averaged approximately US$6.32 per pound and were below US$6.00 per pound for the majority of the year. In the Corporation’s third fiscal quarter of 2019, nickel prices experienced a modest recovery, partly due to the announcement of a ban on the exports of nickel mineral ore from Indonesia, reaching a 12-month high price of US$8.45 per pound on September 2, 2019, and then decreasing down to US$6.35 per pound as at December 31, 2019.

Nickel prices remain volatile as a result of ongoing uncertainty around trade relations between the United States and China, the strength of U.S. currency, concerns of a slowdown in China’s economy and, more recently, the impact of the Coronavirus. As at March 5, 2020, nickel prices were at US$5.81 per pound.

Set out below is a summary chart showing the spot price of nickel since the beginning of 2014:

HISTORICAL NICKEL PRICE - SINCE 2014

The cobalt market has also been subject to significant price volatility in recent years. Recent growth in the chemical sector, primarily in battery chemicals, and growing reliance on mobile phones and tablet technologies, had led to an increase in demand for cobalt that caused a temporary surge in pricing, reaching a high of US$44.08 per pound in April 2018. While global cobalt production historically has not been particularly responsive to changing demand, the dramatic price increase led to a significant increase in supply, particularly from production out of the Democratic Republic of the Congo. The supply increase, along with a growing market sentiment that prices had risen prematurely, among other factors, resulted in a significant price decline in the second half of 2018 such that prices declined approximately 32% in the second half of 2018 after previously having risen for eight consecutive quarters. The price decline continued into 2019, resulting in an approximate 72% decline from the peak price in 2018 to US$12.43 per pound in July 2019. Since that time, cobalt prices have experienced a modest recovery, partly due to the announcement that Glencore’s Mutanda mine would be placed on care and maintenance at the end of 2019, reaching a high price of US$17.93 per pound in October 2019, and then decreasing to US$16.70 per pound as at January 31, 2020.

As at March 5, 2020, cobalt prices were at US$17.18 per pound.

Set out below is a summary chart showing the spot price of cobalt since the beginning of 2014:

HISTORICAL COBALT PRICE - SINCE 2014

(ii) Geopolitical Instability

The Sherritt Entities are the largest independent energy producers in Cuba and all of their Cuban oil and electricity production is sold to agencies of the Government of Cuba. Accordingly, the Corporation has been particularly impacted by geopolitical events affecting Cuba, including current increased tensions with the United States.

The United States, following a brief period of progress and improved economic relations with Cuba, has reinforced a policy of sanctions and economic isolation in respect to its Cuba dealings. Among other things, in May 2019 the United States decided to cease the suspension of Title III of the Cuban Liberty and Democratic Solidarity (LIBERTAD) Act of 1996 (commonly known as the “Helms-Burton Act”), which authorizes United States nationals to commence actions in U.S. courts against individuals or entities that traffic in Cuban property confiscated by the Cuban government and for which the United States nationals own the claim to such property.

Sherritt has and expects to continue to operate its business in Cuba in the normal course. However, the difficult political relationship between Cuba and the United States has adversely impacted Sherritt’s Cuban businesses, including, among other things, its ability to collect its Cuban Receivables as Cuba deals with the economic consequences related to the shift in United States foreign policy. Since the current U.S. administration has taken office, it has implemented successive rollbacks of the previous administration’s relaxation of sanctions against Cuba and its trading partners, including without limitation, restricting cruise ships from going to Cuba, restricting U.S. persons from sending cash to relatives in Cuba, limiting air travel to Cuba, sanctioning ships (including those carrying fuel) travelling to Cuba and banning a number of executives of companies doing business in Cuba from travelling to the United States.

American sanctions against Cuba and its trading partners have, among other things, adversely affected Cuba’s ability to access foreign currency, leading to the Cuban agencies which purchase the Corporation’s Cuban oil and electricity production having difficulties discharging their foreign currency obligations. Energas (as defined below) holds significant Cuban cash but such Cuban cash has been difficult to exchange into foreign currency based on economic circumstances currently in Cuba. As a result, as at March 31, 2019, Sherritt was owed a total of approximately US$159.9 million in overdue Cuban Receivables (increased from the approximately US$126.7 million in Cuban Receivables that was owing to Sherritt the prior year as at March 31, 2018).

On June 13, 2019, Sherritt announced that it had finalized an agreement (the “Cuban Receivables Agreement”) with its Cuban partners on a payment plan to reduce the overdue Cuban Receivables. Pursuant to the Cuban Receivables Agreement, Sherritt is to receive payments averaging US$2.5 million per month beginning in May 2019 in respect of the Cuban Receivables. The monthly payments under the Cuban Receivables Agreement are made through a currency exchange involving the joint venture (in which Sherritt is an equal partner with General Nickel Company S.A., a Cuban company) that mines, processes, refines and markets lateritic nickel and cobalt in Cuba,

Alberta and the Bahamas (the “Moa Joint Venture”) and Energas S.A., a Cuban joint venture corporation (in which Sherritt holds a one-third interest through its wholly-owned subsidiary Sherritt Power (Bahamas) Inc.) established to operate facilities in connection with the power business (“Energas”), with foreign currency that would be used by the Moa Joint Venture to pay for specified costs in Cuba instead being provided to Sherritt in exchange for local currency held by Energas.

Since May 2019, Sherritt has received US$23.9 million pursuant to the Cuban Receivables Agreement. A balance of approximately US$159.6 million of Cuban Receivables remains outstanding as at January 31, 2020. Overall, the funds received by Sherritt in respect of its Cuban Receivables have been significantly below the Corporation’s estimates.

The inability for Sherritt to receive payments in respect of the Cuban Receivables has further exacerbated the Corporation’s liquidity challenges, including with respect to maintaining its minimum cash balances pursuant to the Revolving Bank Facility (as further discussed below), which minimum cash requirement excludes the Cuban cash held at Energas.

The Corporation has continued to engage with its Cuban partners in an effort to further reduce its outstanding Cuban Receivables and provide the Corporation with an increased and more stable cash flow from its Cuban businesses. Management has engaged in extensive discussions with its Cuban partners and government officials and has attended a number of in-person meetings in Cuba in order to advance these important discussions. While the sanctions against Cuba continue to negatively impact Cuba’s ability to discharge foreign currency obligations, Sherritt’s extensive efforts have culminated in the Corporation reaching a new agreement with its Cuban partners pursuant to which Sherritt’s Cuban partners have committed to increase the US$2.5 million monthly payments to Sherritt pursuant to the Cuban Receivables Agreement, with incremental US$5 million monthly payments to fund Energas operations and reduce the overdue Cuban Receivables owing to Sherritt.

Sherritt believes that this commitment from its Cuban partners to increase payment in respect of the Cuban Receivables is a positive step towards assisting Sherritt with its liquidity challenges that have resulted, in part, from the Corporation’s inability to collect its Cuban Receivables, however, there remains potential uncertainty regarding Sherritt’s Cuban operations and future collections due to the unstable political relationship between Cuba and the United States, as well as certain other factors affecting the Cuban economy.

In addition to sanctions imposed on Cuba, economic and trade sanctions imposed on Venezuela, Cuba’s largest oil supplier, have negatively impacted supplies in Cuba. For example, diesel availability in Cuba was very limited in August and September 2019 and required the implementation of diesel conservation measures at the Moa Joint Venture. Such diesel conservation efforts have limited the use of mining equipment at the Moa Joint Venture in the fourth quarter of 2019, negatively affecting mining and processing operations.

Ambatovy Joint Venture Investment

Sherritt is the operator of and, through its subsidiary Madagascar Mineral Investments Ltd, holds an approximately 12% interest in each of AMSA and DMSA, which own one of the world’s largest lateritic nickel mining, processing and refining operations in Madagascar. Sherritt previously held a 40% interest in the Ambatovy Joint Venture, which was reduced to the current 12% interest as part of the Ambatovy Restructuring (as defined and described below) completed in 2017.

Sherritt acquired its initial 40% interest in the Ambatovy Joint Venture by way of an acquisition of Dynatec Corporation (“Dynatec”) for approximately $1.6 billion in 2007, with the net acquisition cost following the sale of certain assets being approximately $1 billion. Around this time, nickel prices were approximately US$25 per pound.

Sherritt’s partners in the Ambatovy Joint Venture (collectively with Sherritt, the “Ambatovy Partners”) are Sumitomo Corporation, which currently holds an approximately 47.7% interest in the Ambatovy Joint Venture (initially 27.5%), and Korea Resources Corporation, which currently holds and/or controls an approximately 40.3% interest in the Ambatovy Joint Venture (initially 27.5%). SNC-Lavalin Inc. was also previously an Ambatovy Partner with a 5% interest in the Ambatovy Joint Venture but sold such interest together with its interest in the Aggregate CFA Loans (as defined below) to Sumitomo Corporation in September 2015.

In 2007, Sherritt and the other Ambatovy Partners committed to the construction of the Ambatovy Joint Venture for an estimated cost of US$3.3 billion, approximately US$2.1 billion of which was funded by way of project financing (the “Ambatovy Senior Project Financing”) from certain senior project lenders (the “Ambatovy Senior Lenders”) loaned to the Ambatovy Joint Venture. The Ambatovy Senior Project Financing is secured on a senior priority basis by substantially all of the assets of the Ambatovy Joint Venture, and was initially guaranteed severally on a pro rata basis by all of the Ambatovy Partners, including Sherritt. As a result, Sherritt was subject to guarantee obligations of US$840 million until the Ambatovy Joint Venture achieved financial completion.

The construction and development of the Ambatovy Joint Venture has also been funded over time by significant loans and equity investments by the Ambatovy Partners, including Sherritt, in an aggregate amount exceeding US$6 billion. Sherritt’s portion of such funding, which has been funded, in part by way of the Aggregate CFA Loans, has been approximately US$2 billion, and together with its acquisition of Dynatec in 2007, has amounted to a total investment of over US$3 billion.

The subordinated loans and equity financing provided by the Ambatovy Partners to the Ambatovy Joint Venture rank junior to the Ambatovy Senior Project Financing provided by the Ambatovy Senior Lenders, and portions of such subordinated loans may, from time to time, be converted into equity of AMSA and DMSA pursuant to the terms of the existing arrangements among the parties. As at December 31, 2019, the aggregate amount of subordinated loans owing by AMSA and DMSA, collectively, to MMI total approximately US$159.2 million in principal amount, plus accrued and unpaid interest.

From the inception of the Ambatovy Joint Venture in 2007 until December 1, 2015, Sherritt funded its 40% pro rata portion of all cash calls for shareholder funding due for the Ambatovy Joint Venture pursuant to the shareholders’ agreement among the Ambatovy Partners (the “Ambatovy Shareholders’ Agreement”).

A portion of Sherritt’s pro rata shareholder funding for the Ambatovy Joint Venture construction was loaned to Sherritt in 2008 through the CFA Loans, which are currently held by the CFA Lenders.

In June 2009, Sherritt finalized further arrangements for new, non-recourse loans from the Ambatovy Partners to fund Sherritt’s pro rata share of additional shareholder funding for the Ambatovy Joint Venture with an interest rate of 6-month LIBOR plus 7% per annum (the “Additional CFA Loans” and together with the CFA Loans, the “Aggregate CFA Loans”).

Over the following period, the capital costs to develop the Ambatovy Joint Venture continued to increase, and Sherritt continued funding ongoing cash calls to the Ambatovy Joint Venture pursuant to its obligations under the Ambatovy Shareholders’ Agreement and its guarantee in respect of the Ambatovy Senior Project Financing.

In September 2015, the Ambatovy Joint Venture achieved financial completion, resulting in the termination of the Ambatovy Partners’ guarantees (including Sherritt’s guarantee) in respect of the Ambatovy Senior Project Financing, and thus the Ambatovy Senior Project Financing became non-recourse as against the Ambatovy Partners, subject to the Ambatovy Senior Lenders’ continuing security interest in the Ambatovy Joint Venture’s assets and the interests of the Ambatovy Partners in the Ambatovy Joint Venture.

For the period until December 1, 2015, Sherritt had funded, in the aggregate, approximately US$2.2 billion in respect of its shareholder funding obligations for the Ambatovy Joint Venture, of which US$0.7 billion had been loaned to Sherritt under the Aggregate CFA Loans (plus accrued interest).

Following December 1, 2015, once financial completion had been achieved and the Corporation was no longer liable for the US$840 million completion guarantee, in order to preserve liquidity, Sherritt elected not to fund cash calls for the Ambatovy Joint Venture and engaged in discussions with the other Ambatovy Partners in respect of a potential restructuring of Sherritt’s interest in the Ambatovy Joint Venture. At this time, the Ambatovy Senior Project Financing had no further direct recourse to Sherritt.

In December 2017, the Ambatovy Partners completed a restructuring of the Ambatovy Joint Venture (the “Ambatovy Restructuring”) that resulted in among other things, the transfer by Sherritt of 28% of its interest in the Ambatovy Joint Venture to the other Ambatovy Partners in exchange for the elimination of the Additional CFA

Loans in the aggregate amount of $1.4 billion at such time, and the retention by Sherritt of a 12% interest in the Ambatovy Joint Venture.

As part of the Ambatovy Restructuring, Sherritt was required to resume funding cash calls in respect of its remaining 12% interest in the Ambatovy Joint Venture, including retroactively from the end of 2015. On implementation of the Ambatovy Restructuring, Sherritt funded approximately US$38 million to fulfill its prior non-funding, including accrued interest. Sherritt also made an additional payment of approximately US$10 million, which was placed into escrow to cover potential future funding requirements by the Ambatovy Joint Venture. The escrowed funds have since been applied to subsequent cash call obligations of Sherritt in respect of the Ambatovy Joint Venture.

As part of the Ambatovy Restructuring, Sherritt also committed to remain as operator of the Ambatovy Joint Venture until at least 2024.

In March 2019, once the required escrowed funds had been exhausted, in order to preserve liquidity, Sherritt determined not to fund its 12% share of a US$45 million cash call from the Ambatovy Joint Venture (the “March 2019 Ambatovy Non-Funding”). As a result, among other things, Sherritt became a defaulting shareholder under the Ambatovy Shareholders’ Agreement, losing its voting rights at the Ambatovy Joint Venture board level, and a limited recourse default was triggered under the CFA Loans (as further described below). Thereafter, there was an additional approximately US$180 million of cash calls from the Ambatovy Joint Venture in 2019 and to date in 2020 (for an aggregate of approximately US$225 million), of which Sherritt did not fund its 12% share.

Sherritt’s interest in the Ambatovy Joint Venture is a long-term investment of Sherritt and does not currently produce any cash distributions to the Ambatovy Partners based on, among other things, current nickel prices, the payment obligations associated with the Ambatovy Senior Project Financing and the priority distributions to the other Ambatovy Partners who have provided further funding since Sherritt’s March 2019 Ambatovy Non-Funding. Absent a meaningful increase in current nickel prices, it may be a significant period of time until there are cash distributions from the Ambatovy Joint Venture available to Sherritt.

Efforts to Address Debt, Liquidity and Related Challenges

For an extended period of time, Sherritt has focused on debt reduction, preservation of liquidity and balance sheet strength as key strategic priorities, and over the past five years, the Corporation has eliminated over $2 billion of debt from its balance sheet.

Coal Transaction and Related Debt Reduction Efforts

Pursuant to an agreement dated December 24, 2013, on April 28, 2014 the Corporation completed the divestiture of its coal business for total consideration of $946 million. The operating assets of the coal business were sold to Westmoreland Coal Company for total consideration of $465 million. The Corporation’s royalty portfolio and interest in coal development assets were sold to a group led by Altius Minerals Corp., for cash consideration of $481 million. The amount outstanding under the coal revolving credit facility, which was used primarily for letters of credit and short-term funding of the coal business, was repaid in full and subsequently terminated.

A significant portion of the cash proceeds of the coal transaction were used to strengthen the Corporation’s balance sheet through debt reduction. To this end, the Corporation made tender offers to purchase between $100 million and $150 million principal amount of its 8.00% Debentures (as defined below) and between $200 million and $250 million principal amount of its 7.50% Debentures (as defined below), together with the solicitation of consent for certain amendments to the indentures under which those debentures were originally issued. The Corporation made payment on $150 million principal amount of its 8.00% Debentures and $250 million principal amount of its 7.50% Debentures and amended and restated the indentures governing the 8.00% Debentures and 7.50% Debentures on October 10, 2014. As of December 31, 2014, $250 million principal amount of the 8.00% Debentures and $250 million of the principal amount of the 7.50% Debentures remained outstanding.

On October 10, 2014, the Corporation completed its previously announced offering of the 7.875% Notes (as defined below). The net proceeds of the offering, together with cash on hand, were used to redeem all of the $275 million outstanding principal amount of its 7.75% Senior Unsecured Debentures due October 15, 2015, including the applicable make-whole premiums on November 10, 2014.

Existing Notes Reductions and Maturity Extension

The Existing Notes were originally issued by Sherritt as $400 million of 8.00% senior unsecured debentures due November 15, 2018 issued on November 2, 2011 (the “8.00% Debentures”), $500 million of 7.50% senior unsecured debentures due September 24, 2020 issued on September 24, 2012 (the “7.50% Debentures”), and $250 million of 7.875% senior unsecured notes due October 11, 2022 issued on October 10, 2014 (the “7.875% Notes”, together with the 8.00% Debentures and the 7.50% Debentures, collectively, the “Original Notes”). Pursuant to a plan of arrangement transaction completed by Sherritt in 2016 (the “2016 Notes Extension Transaction”), as part of its efforts to maintain balance sheet strength and address its then upcoming Original Notes maturities, the Original Notes were amended and exchanged for the Existing Notes with extended maturities of November 15, 2021, September 24, 2023 and October 11, 2025, respectively. At a time of continuing decline in nickel prices, the 2016 Notes Extension Transaction offered substantial benefit to the Corporation by, among other things, mitigating the risk associated with its then upcoming maturities, providing greater stability to the Corporation’s capital structure, and providing the Corporation with time to allow commodity prices to recover. The Corporation received substantial support for the 2016 Notes Extension Transaction from the holders of the Original Notes, with 99.85% of the votes cast by holders of the Original Notes (representing over 94% of principal amount of the Original Notes) being cast in favour of the 2016 Notes Extension Transaction. The 2016 Notes Extension Transaction was approved by the Court on July 27, 2016 and was completed on July 29, 2016.

The Corporation has also made extensive efforts to reduce its Existing Note obligations through a number of note repurchase transactions over an extended period of time. Most recently in 2018, in a period of higher cobalt prices, the Corporation raised approximately $132 million through a public equity offering, and from such proceeds repurchased approximately $121 million of aggregate principal amount of Existing Notes for approximately $110 million, plus accrued interest, by way of a Dutch auction process. The Corporation also shortly thereafter repurchased an additional approximately $10.7 million of principal amount of Existing Notes. In aggregate, the Corporation has reduced the aggregate principal amount of Existing Notes currently outstanding to approximately $588 million (approximately $170 million of Existing 2021 Notes, $198 million of Existing 2023 Notes and $221 million of Existing 2025 Notes), plus accrued and unpaid interest.

Ambatovy Restructuring and Related Debt Reduction Efforts

As discussed above, in 2017, Sherritt and the other Ambatovy Partners completed the Ambatovy Restructuring, which resulted in the elimination of approximately $1.4 billion of debt obligations owing by Sherritt to the CFA Lenders, and reduced Sherritt’s interest in the Ambatovy Joint Venture as well as its corresponding ongoing shareholder funding obligations from 40% to 12%.

Commencing in March 2019, Sherritt, with a view to preserving liquidity, determined to not fund its 12% of the cash calls from the Ambatovy Joint Venture, becoming a defaulting shareholder under the Ambatovy Shareholders’ Agreement and defaulting under the CFA Loan Agreements. In total, there were approximately US$225 million in cash calls in 2019 and to date in 2020 in respect of the Ambatovy Joint Venture. Sherritt does not currently intend to make any payments in respect of its portion of such cash calls.

Cost Reduction Efforts

Given the challenging market conditions facing the Corporation, Sherritt has over an extended period of time implemented a number of cost savings initiatives and austerity measures in connection with the Corporation’s ongoing efforts to manage and preserve liquidity.

In 2018, administrative costs were reduced by $6.1 million through various cost savings initiatives, including the relocation of the Toronto corporate office to lower cost premises, lower consulting fees and reduced employee costs.

For the year ending December 31, 2019, Sherritt’s administrative costs, excluding the non-cash impacts of stock-based compensation and depreciation, were reduced by a further 5% from 2018 due to the elimination of discretionary expenditures and limiting the number of new employee hires.

Revolving Bank Facility Amendments and Waivers

Pursuant to the Revolving Bank Facility Agreement, the Revolving Bank Facility Lenders have made available to Sherritt the Revolving Bank Facility in the aggregate amount of $70 million at an interest rate of prime plus 3.00% per annum, or bankers’ acceptances plus 4.00%. As at December 31, 2019, approximately $8.0 million had been drawn on the Revolving Bank Facility and there were approximately $45 million of letters of credit outstanding.

The obligations under the Revolving Bank Facility Agreement are guaranteed by the Revolving Bank Facility Guarantors and secured with inventory and receivables from the Moa Joint Venture as well as cash and cash equivalents of certain additional subsidiaries of Sherritt held at National Bank of Canada. (the “Existing Revolving Bank Facility Collateral”). Pursuant to the Consent Agreement, in addition to the Revolving Bank Facility Guarantors, each of the New Notes Guarantors will guarantee the obligations under the Revolving Bank Facility Agreement, and Sherritt and the New Notes Guarantors will, in addition to the Existing Revolving Bank Facility Collateral, grant a security interest in substantially all assets of Sherritt and each of the New Notes Guarantors.

Among other covenants, the Revolving Bank Facility Agreement requires Sherritt to maintain a minimum cash balance, with the original requirement being $100 million of cash and cash equivalents (including availability under the Revolving Bank Facility and excluding the Corporation’s Cuban cash) (the “Minimum Cash Balance Requirement”), which has had a significant impact on the Corporation’s liquidity position and ability to utilize available cash. As a result of the liquidity challenges faced by the Corporation, as described herein, pursuant to the consent letter dated September 20, 2019, the Minimum Cash Balance Requirement was reduced to $60 million until but excluding December 31, 2019, and then $70 million thereafter. To date, the Corporation has maintained compliance with its Minimum Cash Balance Requirement under the Revolving Bank Facility Agreement.

Pursuant to the Revolving Bank Facility Agreement, the March 2019 Ambatovy Non-Funding would have constituted an event of default under Revolving Bank Facility Agreement. This potential default was waived by the Revolving Bank Facility Lenders prior to its occurrence, together with any potential defaults for any subsequent non-funding of cash calls relating to the Ambatovy Joint Venture, through to the April 30, 2020 maturity of the Revolving Bank Facility.

Since June 2019, the Corporation has received certain waivers in respect of potential non-compliance with certain covenants under the Revolving Bank Facility Agreement, collectively for the Corporation’s second, third and fourth fiscal quarters of 2019, and the first fiscal quarter of 2020. The most recent waiver provided in December 2019 amended the minimum EBITDA requirement to $70 million (originally $100 million) for the fourth fiscal quarter of 2019 and first fiscal quarter of 2020, and amended the EBITDA-to-interest expense requirement for such period to 1.35:1 (originally 1.75:1).

Sherritt continues to be in dialogue with the agent under the Revolving Bank Facility in connection with the Revolving Bank Facility.

The Revolving Bank Facility is not being affected pursuant to the Plan. Sherritt and the Revolving Bank Facility Lenders have consensually agreed pursuant to the Consent Agreement to pursue the Revolving Bank Facility Amendments in connection with the implementation of the Transaction, subject to the terms and conditions of the Consent Agreement.

Development of the Transaction

While the Corporation has achieved significant debt reduction over the last number of years and has been carefully managing its liquidity position, the Corporation continues to have an over-leveraged capital structure and faces continuing liquidity challenges. The Corporation currently has cash resources and no immediate maturities in respect of its debt obligations, however, the Corporation’s remaining high level of debt with significant fixed interest payments has been a key concern for Sherritt for an extended period of years based on the volatile nature of nickel and cobalt prices over many years and the challenging market conditions facing the Corporation.

The Corporation has continued its efforts to explore further alternatives or transactions available to the Corporation in order to reduce its debt levels and improve its liquidity. In the spring of 2019, the Corporation engaged NBF, as financial advisor, and Goodmans LLP, as legal counsel, to assist the Corporation in reviewing and considering potential strategic alternatives.

The Corporation, overseen by the Board and with the assistance of NBF and Goodmans LLP, reviewed in detail numerous potential alternatives, including raising additional secured debt in priority to its unsecured Existing Notes and CFA Loans, extending the maturities of one or more series of the Existing Notes and/or the CFA Loans, exchanging certain or all of its unsecured Existing Notes for new secured debt, exchanging debt for equity, purchasing Existing Notes for cancellation in the open market or pursuant to an auction, maintaining the status quo and certain other potential strategic alternatives. The Corporation has not conducted a sale process and does not believe the time or circumstances are right in order to maximize value for all stakeholders pursuant to a sale.

Following its detailed review process, and after receiving advice from the Corporation’s professional advisors, the Board determined that the Transaction is the best available alternative for the Corporation and its stakeholders at this time and treats the affected stakeholders, regardless of maturity or interest rate, in a fair and balanced way considering all current circumstances, and the Board authorized the Corporation to seek to implement the Transaction.

Reasons for Transaction

Sherritt’s Board has determined, based on a number of factors and considerations, that the Transaction is in the best interests of the Corporation and its stakeholders.

The following is a summary of the principal reasons for the recommendation of the Board that Debtholders VOTE FOR the Transaction:

•

All holders of Existing Notes will be treated in a fair and balanced way and will receive equal treatment in the form of New Second Lien Notes, and will receive security over all of the material assets of the Corporation.

•	The New Second Lien Notes will rank in priority to unsecured obligations of the Corporation, as described in more detail in the Description of Notes.

•

The Existing Notes, as pari passu senior unsecured obligations of the Corporation, will be treated on an equal basis pursuant to the Transaction. Alternative transactions available to the Corporation could disproportionately benefit holders of certain series of Existing Notes and increase the risk of payment or recovery to holders of other series of Existing Notes.

•

Sherritt will have an improved capital structure and improved liquidity position, providing Sherritt with stronger financial footing to be able to better respond to evolving market conditions and pursue its strategic and business objectives.

•	With an improved capital structure, the Transaction will put the Corporation in a stronger position to satisfy all of the obligations under the New Second Lien Notes.

•	The mandatory redemption covenant in respect of the New Second Lien Notes requires additional prepayments at par in respect of such New Second Lien Notes in improved financial conditions.

•	The Transaction reduces the risk of potential debt defaults and month-to-month liquidity challenges.

•	The Transaction will result in reduced debt ratios to be more in line with the industry and market averages.

•	The Transaction will better position the Corporation to withstand any ongoing challenges in the collections of overdue Cuban Receivables, overall market conditions and volatility in commodity prices.

•

The Transaction extends the maturity of the Corporation’s note obligations to 2027, providing the Corporation with additional time to improve the business and create value for the benefit of stakeholders.

•

The exchange of the CFA Loans for either (i) the Ambatovy Shares and Ambatovy Debt, or (ii) the Amended CFA Loans, as applicable, is appropriate in light of the value and structure of the CFA Loans and eliminates a significant amount of Sherritt’s historic debt obligations in respect of the Ambatovy Joint Venture.

•	The Transaction adheres to Sherritt’s objectives of bringing greater stability to the Corporation’s capital structure and treating all stakeholders in a fair and reasonable manner.

•

The Transaction was determined to be the best available alternative for the benefit of the Corporation and its stakeholders after a detailed review of potential strategic alternatives, with the assistance of the Corporation’s legal and financial advisors.

The following is a summary of the principal reasons for the recommendation of the Board that Shareholders VOTE FOR the Stated Capital Reduction:

•

The Stated Capital Reduction to be approved by Shareholders is a preliminary step in connection with implementing the Transaction under the CBCA Proceedings, which Transaction is in the best interests of the Corporation, including the Shareholders.

•	The Corporation’s total debt will be reduced by approximately $414 million.

•	The Corporation’s annual cash interest expense will be reduced by approximately $19 million.

•

Sherritt will have an improved capital structure and improved liquidity position, providing Sherritt with stronger financial footing to be able to better respond to evolving market conditions and pursue its strategic and business objectives.

•	The Transaction reduces the risk of potential debt defaults and month-to-month liquidity challenges.

•	The Transaction will result in reduced debt levels to be more in line with the industry and market averages.

•	The Transaction will better position the Corporation to withstand any ongoing challenges in the collections of overdue Cuban Receivables, overall market conditions and volatility in commodity prices.

•

The Transaction extends the maturity of the Corporation’s note obligations to 2027, providing the Corporation with additional time to improve the business and create value for the benefit of stakeholders.

•	The Transaction adheres to Sherritt’s objectives of bringing greater stability to the Corporation’s capital structure and treating all stakeholders in a fair and reasonable manner.

•

The Transaction was determined to be the best available alternative for the benefit of the Corporation and its stakeholders after a detailed review of potential strategic alternatives, with the assistance of the Corporation’s legal and financial advisors.

•

The exchange of the CFA Loans for either (i) the Ambatovy Shares and Ambatovy Debt, or (ii) the Amended CFA Loans, as applicable, is appropriate in light of the value and structure of the CFA Loans and eliminates a significant amount of Sherritt’s historic debt obligations in respect of the Ambatovy Joint Venture.

Paradigm Capital Opinions

Paradigm Capital was retained as the independent financial advisor to the Corporation and the Board in connection with the Transaction.

Paradigm Capital was asked to provide to the Board: (a) a CBCA opinion in the form described in paragraph 4.04 of Industry Canada’s Policy Statement 15-1 – Policy Concerning Arrangements under Section 192 of the CBCA dated as of January 4, 2010, and (b) a fairness opinion in respect of the Transaction.

In the Paradigm Capital Opinions, Paradigm Capital concludes that, as of the date of the Paradigm Capital Opinions: (i) the Noteholders and the CFA Lenders, respectively, would be in a better position, from a financial point of view, under the Transaction than if the Corporation were liquidated (the “CBCA Opinion”); and (ii) the Transaction is fair, from a financial point of view, to the Corporation (the “Fairness Opinion”).

The full text of the Paradigm Capital Opinions which set out, among other things, the assumptions made, information reviewed and matters considered by Paradigm Capital in rendering the Paradigm Capital Opinions, as well as the limitations and qualifications the opinions are subject to, is attached as Appendix G to this Circular. Debtholders are urged to read the Paradigm Capital Opinions in their entirety. The summaries of the Paradigm Capital Opinions in this Circular are qualified in their entirety by reference to the full text of such opinions. The Paradigm Capital Opinions do not constitute a recommendation to any Debtholder as to how such Debtholder should vote with respect to the Debtholder Arrangement Resolution.

Engagement of Paradigm Capital

Pursuant to an engagement letter (the “Paradigm Capital Engagement Agreement”) dated September 4, 2019, Paradigm Capital was formally engaged as an independent financial advisor to the Corporation and the Board in connection with the Transaction, and to prepare and deliver to the Board opinions in accordance with the applicable legal and regulatory requirements for the Transaction including, without limitation, as contemplated under Section 192 of the CBCA. The Paradigm Capital Engagement Agreement provides for a fixed flat fee for providing the Paradigm Capital Opinions and Paradigm Capital is not entitled to any additional fees related to the completion of the Transaction. In addition, Paradigm Capital is to be reimbursed for its reasonable out-of-pocket expenses, including fees paid to its legal counsel in respect of advice rendered to Paradigm Capital in carrying out its obligations under the Paradigm Capital Engagement Agreement, and is to be indemnified by the Corporation in respect of certain liabilities that might arise out of Paradigm Capital’s engagement.

To the knowledge of the Corporation, and except as described below, none of Paradigm Capital, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Corporation, and Paradigm Capital is not an advisor to any person or company other than to the Board with respect to the Transaction.

Paradigm Capital is currently engaged as an advisor for the Corporation on a strategic assignment unrelated to the Transaction. Paradigm Capital, the Corporation and the Board agree that such strategic advisory engagement does not affect Paradigm Capital’s independence or its ability to provide the Paradigm Capital Opinions. In addition, John Warwick, a former investment banker at Paradigm Capital and a current special advisor to and shareholder of Paradigm Capital, is currently a member of the Board. Paradigm Capital, the Corporation and the Board agree that this relationship does not affect Paradigm Capital’s independence or its ability to provide the Paradigm Capital Opinions.

Credentials of Paradigm Capital

Paradigm Capital is a Canadian independent investment banking firm with a sales, trading, research and corporate finance focus providing services for institutional investors and corporations. Paradigm Capital was founded in 1999 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada. Paradigm Capital has extensive advisory, valuation, mergers & acquisitions and corporate governance experience.

The Paradigm Capital Opinions are the opinions of Paradigm Capital and the form and content therein has been reviewed and approved for release by a group of senior investment bankers of Paradigm Capital each of whom is experienced in valuations, mergers & acquisitions and fairness opinion matters.

Court Approval of Arrangement

The Arrangement is subject to a determination of the Court that the terms of the Arrangement are fair and reasonable, both procedurally and substantively.

RECOMMENDATION OF THE BOARD

The Board, after careful consideration of a number of factors and potential strategic alternatives, including the foregoing “Reasons for Transaction” and the Paradigm Capital Opinions, and upon consultation with and advice from the Corporation’s financial advisor and outside counsel, determined unanimously, that the Transaction is in the best interests of the Corporation and its stakeholders and the Board has unanimously determined to recommend to the Debtholders that they VOTE FOR the Debtholders’ Arrangement Resolution at the Debtholders’ Meeting and to Shareholders that they VOTE FOR the Stated Capital Reduction Resolution at the Shareholders’ Meeting. In making its determination and recommendation, the Board relied upon legal, financial and other advice and information received during the course of its deliberations.

INFORMATION CONCERNING THE CORPORATION

Sherritt is a corporation continued under the CBCA. Sherritt’s principal and head office is located at Bay Adelaide Centre, East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4. Sherritt is a leader in the mining and refining of nickel and cobalt from lateritic ores with projects, operations and investments in Canada, Cuba and Madagascar. The Corporation is the largest independent energy producer in Cuba, with extensive oil and power operations on the island. Sherritt licenses its proprietary technologies and provides metallurgical services to mining and refining operations worldwide. The Corporation’s common shares are listed on the TSX, trading under the symbol “S”. Additional information about the Corporation is set out in the 2018 AIF, the 2019 Financial Statements and related 2019 MD&A, and the 2019 AGM Circular.

RISK FACTORS

Risk Factors Relating to the Corporation

Certain risk factors relating to the business and securities of the Corporation are contained in the 2019 MD&A and the 2018 AIF, which are incorporated by reference in this Circular and which have been publicly filed on SEDAR at www.sedar.com. Debtholders and Shareholders should review and carefully consider the risk factors set forth in the 2019 MD&A and 2018 AIF and consider all other information contained therein and herein and in the Corporation’s other public filings before determining how to vote on the Transaction or the Stated Capital Reduction Resolution, as applicable.

Risk Factors Relating to the Transaction

The completion of the Transaction may not occur or may not occur on schedule.

The Corporation will not complete the Transaction unless and until all conditions precedent to the Plan are satisfied or waived. See “Conditions Precedent to the Implementation of the Plan.” Even if the Transaction is completed, it may not be completed on the schedule described in this Circular. Accordingly, Debtholders participating in the Transaction may have to wait longer than expected to receive their entitlements under the Plan. In addition, if the Transaction is not completed on the schedule described in this Circular, the Corporation may incur additional expenses.

Potential effect of the Transaction.

There can be no assurance as to the effect of the announcement of the Transaction on Sherritt’s relationships with its suppliers, customers, purchasers, contractors or lenders, nor can there be any assurance as to the effect on such relationships of any delay in the completion of the Transaction, or the effect of the Transaction being completed under the CBCA or pursuant to another statutory procedure. To the extent that any of these events result in the tightening of payment or credit terms, increases in the price of supplied goods, or the loss of a major supplier, customer, purchaser, contractor or lender, or of multiple other suppliers, customers, purchasers, contractors or lenders, this could have a material adverse effect on Sherritt’s business, financial condition, liquidity and results of operations. Similarly, current and prospective employees of the Corporation may experience uncertainty about their future roles with the Corporation. This may adversely affect the Corporation’s ability to attract or retain key employees in the period until the Transaction is completed or thereafter. The risk, and material adverse effect, of such disruptions could be exacerbated by any delay in the consummation of the Transaction.

In addition, counterparties to agreements with the Corporation and/or its subsidiaries may take the position that the CBCA Proceedings, the Transaction and/or related steps or actions taken by the Corporation in respect thereof may result in potential defaults under agreements to which the Corporation and/or its subsidiaries are a party. Such third parties may not respect the Interim Order under the CBCA Proceedings and may take steps to violate or contest the Interim Order, in particular related to the stay granted under the Interim Order in connection with any defaults under the Corporation’s or the Corporation’s subsidiaries’ agreements, including debt agreements. The stay granted under the Interim Order does not apply to the Revolving Bank Facility Lenders or administrative agent under the Revolving Bank Facility, who could take steps against the Corporation or its subsidiaries if the Consent Agreement is terminated.

The Transaction may not improve the financial condition of Sherritt’s business.

Management believes that the Transaction will improve the Corporation’s capital structure, enhance Sherritt’s liquidity and provide it with continued operating flexibility. However, such belief is based on certain assumptions, including, without limitation, that Sherritt’s sales, suppliers, customers, purchasers, joint venture partners and contractors will not be materially adversely affected while the Transaction is underway and that such sales and/or relationships will be stable or will improve following the completion of the Transaction, that general economic conditions and the markets for Sherritt’s products will remain stable or improve, that Sherritt’s collections of its Cuban Receivables will remain stable or improve, that overall market conditions (including commodity prices) will remain stable or improve, as well as Sherritt’s continued ability to manage costs. Should any of those assumptions prove false, the financial position of Sherritt may be materially adversely affected and Sherritt may not be able to pay its debts as they become due.

Parties may make claims against the Sherritt Entities despite the Releases and waivers provided for in the Plan.

The Plan includes certain Releases to become effective upon the implementation of the Transaction in favour of the Released Parties, as set out in the Plan. Furthermore, the Plan also provides that, from and after the Effective Time, all Persons shall be deemed to have consented and agreed to all of the provisions of the Plan in its entirety. Without limiting the foregoing, pursuant to the Plan, all Persons shall be deemed to have waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt, the Debt Documents, the Arrangement, the Arrangement Agreement, the Plan, the transactions contemplated under the Plan, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with the Plan and any and all amendments or supplements thereto. The Plan provides that any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Applicants or the other Sherritt Entities, as applicable, and their respective successors and assigns from performing their obligations under the Plan or any contract or agreement entered into pursuant to, in connection with, or contemplated by, the Plan. Notwithstanding the foregoing, the Corporation may still be subject to legal actions with regards to such released claims and related matters. Such legal actions may be costly and could require the Corporation to defend such potential claims without recourse for legal costs incurred, even if the Corporation is successful. In addition, the Releases and waivers under the Plan do not apply to the Revolving Bank Facility Lenders or administrative agent under the Revolving Bank Facility.

The Corporation will incur significant transaction-related costs in connection with the Transaction, and the Corporation may have to pay various expenses even if the Transaction is not completed.

The Corporation expects to incur a number of non-recurring costs associated with the Transaction before, at and after its closing. The Corporation will also incur transaction fees and costs. Certain costs related to the Transaction, such as legal, accounting and certain financial advisor fees, must be paid by the Corporation even if the Transaction is not completed. If the Transaction is not consummated, the Corporation will bear some or all of these costs without recognizing any of the anticipated benefits of the Transaction.

The pending Arrangement may divert the attention of the Corporation’s Management.

The pendency of the Arrangement could cause the attention of the Corporation’s Management to be diverted from the day-to-day operations and customers or suppliers may seek to modify or terminate their business relationships with the Corporation. These disruptions could be exacerbated by a delay in the completion of the Arrangement and could have an adverse effect on the business, operating results or prospects of the Corporation regardless of whether the Arrangement is ultimately completed.

As a result of the U.S. embargo against Cuba, Persons Subject to U.S. Jurisdiction may not be permitted to own securities of the Corporation, including the New Second Lien Notes.

The United States has maintained a general embargo against Cuba since the early 1960s. The general embargo bars U.S. citizens, U.S. residents, individuals and entities located in the United States, entities organized under U.S. law, and entities owned or controlled by any of the foregoing (collectively, “Persons Subject to U.S. Jurisdiction”) from engaging in most transactions with Cuba, Cuban nationals, or entities deemed to be owned or controlled by Cuba.

The New Second Lien Notes offered hereby have not and will not be registered in the United States. Because Sherritt has material interests in Cuba, Persons Subject to U.S. Jurisdiction may not be permitted to own securities of the Corporation, including the New Second Lien Notes. In nonbinding guidance, the U.S. Department of the Treasury (“U.S. Treasury”) has stated that it does not prohibit secondary market investment in non-U.S. firms that have limited commercial dealings with Cuba, but it prohibits Persons Subject to U.S. Jurisdiction from providing capital into an enterprise in a manner that would support its Cuban transactions unless such transactions are authorized by the U.S. Treasury Office of Foreign Assets Control. U.S. Treasury might view the acquisition or holding of the New Second Lien Notes by Persons Subject to U.S. Jurisdiction as an injection of capital into the Corporation in a manner that supports its business with Cuba, which U.S. Treasury has not authorized. Furthermore, political developments or regulatory interpretations could result in legislative or regulatory changes that conclusively prohibit Persons Subject to U.S. Jurisdiction from holding or acquiring New Second Lien Notes.

The Noteholders receiving New Second Lien Notes pursuant to the Plan might have difficulty enforcing civil liabilities against the Corporation in the United States or elsewhere.

The enforcement by the Noteholders of civil liabilities under U.S. Securities Laws may be affected adversely by the fact that Sherritt is incorporated outside the United States, that some or all of its officers and directors and the experts named herein are residents of a foreign country, and that all or substantially all of the assets of the Corporation and said persons are located outside the United States. As a result, it may be difficult or impossible for Noteholders in the United States to effect service of process within the United States upon Sherritt, its officers and directors and the experts named herein, or to realize, against them, upon judgments of courts of the United States predicated upon civil liabilities under U.S. Securities Laws. In addition, Noteholders in the United States should not assume that the courts of Canada or any other non-U.S. jurisdiction: (a) would enforce judgments of United States courts obtained in actions against such persons predicated upon civil liabilities under U.S. Securities Laws, or (b) would enforce, in original actions, liabilities against such persons predicated upon civil liabilities under U.S.

Securities Laws. In addition, awards of punitive damages in actions brought in Canada or elsewhere may be unenforceable in the United States.

The enforcement by the Noteholders of civil liabilities under Canadian Securities Laws may be affected adversely by the fact that certain officers and directors of the Corporation are residents of countries other than Canada, and that a substantial portion of the assets of said persons are located outside Canada. As a result, it may be difficult or impossible for Noteholders in Canada to effect service of process within Canada upon those officers and directors, or to realize, against them, upon judgments of courts of Canada predicated upon civil liabilities under Canadian Securities Laws.

Risk Factors Relating to Non-Implementation of the Transaction

Future liquidity and operations of the Corporation are dependent on the ability of the Corporation to repay its debt obligations and to generate sufficient operating cash flows to fund its on-going operations. If the Corporation does not complete the reduction of debt contemplated pursuant to the Transaction through the CBCA process described above, it may be necessary to pursue other options or alternatives that could have a more negative effect on the Corporation. Certain risk factors relating to the non-implementation of the Transaction include that (a) the Corporation raises additional secured priority debt in priority to the Existing Notes (which are unsecured) as the Corporation currently has the ability under the Existing Notes Indenture to raise approximately $230 million outside of the Transaction, (b) the Corporation may not be in a position to repay all of the Existing Notes and the CFA Loans in full on their stated maturities, (c) the Corporation may have limited ability to raise additional capital on market terms with its current capital structure, and (d) the Corporation’s existing capital structure with existing maturities may limit the options and alternatives for the Corporation to maximize value to all stakeholders or to pursue various operational improvements or other strategic initiatives.

Counterparties to agreements with the Corporation and/or its subsidiaries may take the position that the CBCA Proceedings, the Transaction and/or related steps or actions taken by the Corporation in respect thereof may result in potential defaults under agreements to which the Corporation and/or its subsidiaries are a party. The Interim Order granted in the CBCA Proceedings provides a stay of proceedings until the earlier of the closing of the Transaction or the termination of the CBCA Proceedings, staying, among other things, any action with respect to any default or event of default under the Existing Notes (including, without limitation, any non-payment of interest or other amounts payable), any default or event of default under the CFA Loans, or any default under any other agreement with the Corporation or any of its direct or indirect wholly-owned subsidiaries as a result of the CBCA Proceedings, the Transaction or any cross-default due to a default under the Existing Notes or CFA Loans, provided that the stay of proceedings under the Interim Order does not apply to the Revolving Bank Facility Lenders or administrative agent under the Revolving Bank Facility. Third parties may take steps in connection with any defaults under the Corporation’s or the Corporation’s subsidiaries’ agreements, including debt agreements, in the event the CBCA Proceedings are terminated and the Transaction has not been implemented.

In the event that the Transaction is not implemented, the Corporation’s total debt may not be reduced by approximately $414 million and the associated reduction in debt service costs may not be achieved. The Corporation will need to evaluate all of its options and alternatives related to any future court proceedings or other alternatives to address key liquidity and leverage issues which exist today. In the event the Transaction is not successful, the value available to stakeholders may be significantly reduced.

Risks Relating to the New Second Lien Notes

The Corporation’s substantial indebtedness could adversely affect its financial condition and prevent the Corporation from fulfilling its obligations under the New Second Lien Notes.

After the completion of the Transaction and the issuance of the New Second Lien Notes and the debt reduction resulting therefrom, Sherritt will still have a significant amount of indebtedness. After giving effect to the Transaction, assuming an Effective Date of April 30, 2020, the Corporation’s total indebtedness will be approximately $327 million (excluding outstanding letters of credit and not taking into account any changes to the outstanding balance under the Revolving Bank Facility since December 31, 2019).

Subject to the limits contained in the New Notes Indenture and the other debt instruments, Sherritt may be able to incur substantial additional debt from time to time to finance working capital, capital expenditures, investments or acquisitions, or for other purposes. If the Corporation does so, the risks related to its level of debt could increase. Specifically, the Corporation’s level of debt could have important consequences to the holders of the New Second Lien Notes, including the following:

•	making it more difficult for the Corporation to satisfy its obligations with respect to the New Second Lien Notes and its other debt;

•	limiting the Corporation’s ability to obtain additional financing to fund future working capital, capital expenditures, acquisitions or other general corporate requirements;

•

requiring a substantial portion of the Corporation’s cash flows to be dedicated to debt service payments and mandatory redemptions from cash flow instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, acquisitions and other general corporate purposes;

•	increasing the Corporation’s vulnerability to general adverse economic and industry conditions;

•	limiting the Corporation’s flexibility in planning for and reacting to changes in the industry in which it competes;

•	placing the Corporation at a disadvantage compared to other, less leveraged competitors; and

•	increasing the Corporation’s cost of borrowing.

In addition, the New Notes Indenture will contain restrictive covenants that will limit Sherritt’s ability to engage in activities that may be in its long term best interests. Sherritt’s failure to comply with those covenants could result in an event of default which, if not cured or waived, could result in the acceleration of all its debts.

Despite the Corporation’s current level of indebtedness, it may be able to incur substantially more debt. This could further exacerbate the risks to the Corporation’s financial condition described above.

The Corporation may be able to incur significant additional indebtedness in the future. Although the New Notes Indenture and the credit agreement that govern the Revolving Bank Facility each contain restrictions on the incurrence of additional indebtedness and significantly limit the Corporation’s ability to incur Secured Indebtedness (as defined in the “Description of Notes”), these restrictions are subject to a number of qualifications and exceptions and the additional indebtedness incurred in compliance with these exceptions could be substantial. If the Corporation incurs any such additional indebtedness, it may have the effect of reducing the amount of proceeds distributed to you in connection with any insolvency, litigation, reorganization, dissolution or other winding-up of or such proceeding involving the Corporation. If new debt is added to Sherritt’s current debt levels, the related risks that Sherritt and its subsidiaries now face could increase.

The terms of the New Notes Indenture and the terms of the Revolving Bank Facility may restrict the Corporation’s current and future operations, particularly the Corporation’s ability to respond to changes or to take certain actions.

The New Notes Indenture and the Revolving Bank Facility Agreement contain a number of restrictive covenants that impose significant operating and financial restrictions on the Corporation and may limit the Corporation’s ability to engage in acts that may be in its long-term best interests, including, among other things, restrictions on its ability to:

•	incur additional indebtedness;

•	pay dividends or make other distributions or repurchase or redeem certain indebtedness or capital stock;

•	make loans and investments;

•	sell assets;

•	incur certain liens;

•	enter into transactions with affiliates;

•	alter the businesses it conducts;

•	enter into agreements restricting its subsidiaries’ ability to pay dividends; and

•	consolidate, merge or sell all or substantially all of its assets.

While the Corporation is permitted to incur additional indebtedness as described above, there is no guarantee that it will be able to obtain such indebtedness.

A breach of the covenants under the New Notes Indenture or the Revolving Bank Facility Agreement could result in an event of default under the applicable indebtedness. Such default may allow the creditors to accelerate the related debt and may result in the acceleration of any other debt to which a cross-acceleration or cross-default provision applies. If the Corporation was unable to repay the amounts due and payable under the Revolving Bank Facility, New Second Lien Notes or any other Secured Indebtedness, the noteholders and/or lenders could proceed against the Collateral granted securing such indebtedness. In the event that such noteholders and/or lenders accelerate the repayment of the outstanding debt, the Corporation cannot assure you that it and its subsidiaries would have sufficient assets to repay such indebtedness. As a result of these restrictions, the Corporation may be:

•	limited in how it conducts its business;

•	unable to raise additional debt or equity financing to operate during general economic or business downturns; or

•	unable to compete effectively or to take advantage of new business opportunities.

These restrictions may affect Sherritt’s ability to grow in accordance with its plans.

The Corporation may not be able to generate sufficient cash to service all of its indebtedness, including the New Second Lien Notes, and may be forced to take other actions to satisfy its obligations under its indebtedness, which may not be successful.

The Corporation’s ability to make scheduled payments on or to refinance its debt obligations, including the New Second Lien Notes, depends on the Corporation’s financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond its control. The Corporation may be unable to maintain a level of cash flows from operating activities sufficient to permit it to pay the principal, premium, if any, and interest on its indebtedness, including the New Second Lien Notes.

If Sherritt’s cash flows and capital resources are insufficient to fund its debt service obligations, it could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance its indebtedness, including the New Second Lien Notes. Sherritt may not be able to effect any such alternative measures, if necessary, on commercially reasonable terms or at all and, even if successful, such alternative actions may not allow it to meet its scheduled debt service obligations. The New Notes Indenture and the Revolving Bank Facility Agreement restrict the Corporation’s ability to dispose of assets and use the proceeds from any such dispositions and may also restrict its ability to raise debt or equity capital to be used to repay other indebtedness when it becomes due. The Corporation may not be able to consummate those dispositions or to obtain proceeds in an amount sufficient to meet any debt service obligations then due.

Sherritt’s inability to generate sufficient cash flows to satisfy its debt obligations (including mandatory redemptions of the New Second Lien Notes), or to refinance its indebtedness on commercially reasonable terms or at all, would materially and adversely affect its business, financial position and results of operations and its ability to satisfy its obligations under the New Second Lien Notes.

If the Corporation cannot make scheduled payments on its debt, it will be in default and, as a result, the holders of the New Second Lien Notes or the lenders under the Revolving Bank Facility could declare all outstanding principal and interest to be due and payable and the lenders under the Revolving Bank Facility could terminate their commitments to loan money and the Corporation’s secured creditors, including the lenders under the Revolving Bank Facility, could foreclose on or exercise other remedies against the assets securing such Obligations (as defined in the “Description of Notes”) on a basis senior to the New Second Lien Notes and the Corporation could be forced into bankruptcy, liquidation or other insolvency proceedings which, in each case, may result in your losing all or a portion of your investment in the New Second Lien Notes.

The rights of holders of the New Second Lien Notes with respect to the Collateral, in which the holders of the New Second Lien Notes have a second-priority lien, will be materially limited by the Intercreditor Agreement.

The rights of the holders of the New Second Lien Notes with respect to the Collateral, which secures the New Second Lien Notes on a second-priority basis, will be limited pursuant to the terms of the Intercreditor Agreement. The Intercreditor Agreement will provide that, while any amount under the Revolving Bank Facility remains outstanding, the lenders will control, subject to certain limited exceptions in the Intercreditor Agreement, the exercise of all remedies and other enforcement actions related to the Collateral. In such circumstances, subject to certain limited exceptions in the Intercreditor Agreement to preserve and protect the Second Ranking Liens and the right to make claims associated therewith, none of the Collateral Agent, the New Indenture Trustee or the holders of the New Second Lien Notes will be able to take actions to exercise remedies to enforce the security interests related to the Collateral, force a sale of the Collateral, or otherwise exercise remedies normally available to secured creditors without the concurrence of the lenders.

The Collateral Agent will not be entitled to take any enforcement action (including commencing insolvency proceedings) or otherwise exercise control or rights and remedies (subject to certain customary unrestricted actions including demand, acceleration and filing of proofs of claim) with respect to the Corporation or any New Notes Guarantor, or the Collateral, until the passage of a standstill period of 180 days from the first date on which the agent under the Revolving Bank Facility, has received from the Collateral Agent written notice of its intention to take any such enforcement action or exercise such rights and remedies (the “Standstill Period”), which notice may only be delivered following the occurrence of and during the continuance of an event of default under the Notes, and thereafter following the expiry of the Standstill Period for so long as (i) the agent under the Revolving Bank Facility, is diligently pursuing an enforcement action or otherwise exercising control or rights and remedies with respect to a material portion of the collateral or is stayed or otherwise precluded from taking such enforcement action or exercising such control or rights and remedies, or (ii) the Corporation or any New Notes Guarantor is then subject to insolvency proceedings. In addition, because the lenders under the Revolving Bank Facility control the disposition of the Collateral, there is no guarantee that such lenders will exercise their rights in a manner that ensures the repayment of the New Second Lien Notes.

If the Revolving Bank Facility is no longer outstanding, then upon the occurrence of and during the continuance of an Event of Default (as defined in the “Description of Notes”), the Collateral Agent will have the right to exercise remedies with respect to the Collateral.

The guarantees by the New Notes Guarantors and the liens granted to secure the New Second Lien Notes and the guarantees thereof may be released if the agent under the Revolving Bank Facility releases the guarantees or liens granted in its favour.

Because the New Second Lien Notes are intended to be guaranteed and secured on the same basis as the Revolving Bank Facility (other than with respect to certain joint venture related guarantees and security provided solely in favour of the lenders under the Revolving Bank Facility, as set out above), the indenture governing the New Second Lien Notes provides for the release of guarantors and the release of liens granted by Sherritt and the New Notes Guarantors to secure the New Second Lien Notes and the guarantees thereof upon the release thereof by the agent under the Revolving Bank Facility, and there is no guarantee that such lenders will exercise their discretion with respect to such releases in a manner that ensures the repayment of the New Second Lien Notes.

There may not be sufficient Collateral to pay all or any of the New Second Lien Notes.

No appraisal of the value of the Collateral has been made and the value of the Collateral in the event of liquidation will depend on market and economic conditions, the availability of buyers and other factors. Consequently, liquidating the Collateral securing the New Second Lien Notes may not produce proceeds in an amount sufficient to pay any amounts due thereon.

The fair market value of the Collateral securing the New Second Lien Notes is subject to fluctuations based on factors that include, among others, the condition of Sherritt’s industry, Sherritt’s ability to collect its receivables or to sell the Collateral in an orderly sale, general economic conditions, the availability of buyers, local law restrictions on enforcement and other factors. The amount to be received upon a sale of the Collateral would be dependent on numerous factors, including, but not limited to, the actual fair market value of the Collateral at such time and the timing and the manner of the sale. By its nature, portions of the Collateral may be illiquid and may have no readily ascertainable market value. Accordingly, there can be no assurance that the Collateral can be sold in a short period of time or in an orderly manner. In the event of a foreclosure, liquidation, reorganization, bankruptcy or other insolvency proceeding, Sherritt cannot assure you that the proceeds from any sale or liquidation of the Collateral will be sufficient to pay its obligations under the New Second Lien Notes. In addition, in the event of any such proceeding, the ability of the holders of the New Second Lien Notes to realize upon any of the Collateral may be subject to bankruptcy and insolvency Law limitations. See Appendix H—“Description of Notes – Security for the Notes – Bankruptcy and Insolvency Limitations.”

In the event of a bankruptcy or any insolvency or receivership proceeding involving the Corporation or any of the New Notes Guarantors, holders of the New Second Lien Notes may be deemed to have an unsecured claim to the extent that the Corporation’s obligations in respect of the New Second Lien Notes exceed the fair market value of the Collateral securing the New Second Lien Notes.

In any Canadian bankruptcy or other insolvency proceeding (including a receivership) with respect to the Corporation or any of the New Notes Guarantors, it is possible that the bankruptcy trustee, the debtor-in-possession, the receiver or competing creditors will assert that the fair market value of the Collateral with respect to the New Second Lien Notes is less than the then-current principal amount of the New Second Lien Notes. If the New Second Lien Notes are under-collateralized, the claims in the bankruptcy or other insolvency or proceeding with respect to the New Second Lien Notes could be comprised of both a secured claim (to the extent of the value of the collateral securing such claim) and an unsecured claim, and the unsecured claim would not be entitled to the benefits of security in the Collateral. In such event, the secured claims of the holders of the New Second Lien Notes would be limited to the value of the Collateral. Other rights of secured creditors under applicable bankruptcy or insolvency Laws in respect of the under-collateralized portion of the New Second Lien Notes may also be affected by the under-collateralization.

Under Canadian bankruptcy and insolvency statutes, a court may grant an order authorizing interim financing which ranks in priority to the claim of any other secured creditor of the debtor. In such a circumstance, the court must consider a number of factors including whether any creditor may be materially prejudiced. Also, in a Canadian bankruptcy or insolvency proceeding, classification of the claims under the New Second Lien Notes will be governed by factors set out in the governing statute and jurisprudential Law and any claims process conducted, whether pursuant to statute or court order.

Certain assets will be excluded from the Collateral, including assets of Sherritt’s immaterial subsidiaries and non-wholly owned subsidiaries that do not guarantee the New Second Lien Notes.

Certain assets are excluded from the Collateral securing the New Second Lien Notes including real property, certain non-material assets, as well as other typical exclusions, such as capital stock of non-wholly owned subsidiaries if the pledge of such capital stock would violate a contractual obligation, letters of credit for identified purposes or a contract or license if the grant of a lien would violate a contract, license or agreement.

Your rights in the Collateral may be adversely affected by the failure to perfect security interests in certain collateral acquired in the future.

Applicable law requires that certain property and rights acquired after the grant of a general security interest can only be perfected at the time such property and rights are acquired and identified. There can be no assurance that the New Indenture Trustee or the Collateral Agent will monitor, or that the Corporation will inform the New Indenture Trustee or the Collateral Agent of, the future acquisition of property and rights that constitute Collateral, and that the necessary action will be taken to properly perfect the security interest in such after-acquired Collateral. The Collateral Agent under the New Second Lien Notes has no obligation to monitor the acquisition of additional property or rights that constitute Collateral or the perfection of any security interest in favour of the notes against third parties.

Rights of holders of the New Second Lien Notes in the Collateral may be adversely affected by the failure to create or perfect security interests in certain collateral on a timely basis, and a failure to create or perfect such security interests on a timely basis or at all may result in a default under the New Notes Indenture and other agreements governing Sherritt’s indebtedness.

If Sherritt, or any New Notes Guarantor, were to become subject to Canadian bankruptcy or other insolvency proceedings, you may not be permitted to perfect or make registrations in respect of the liens once such proceedings have been commenced. Also, any liens recorded or perfected after the issue date of the New Second Lien Notes may face a greater risk of being declared void or set aside than if they had been recorded or perfected on the issue date. Under Canadian bankruptcy or other insolvency proceedings, a lien granted on the eve of insolvency to secure previously existing debt is more likely to be set aside or voided by the court than if delivered and promptly recorded on the issue date. Accordingly, if Sherritt or a New Notes Guarantor were to file for bankruptcy protection or become subject to other insolvency proceedings after the issue date of the New Second Lien Notes and the liens had been perfected on the eve of the commencement of such proceedings, the liens securing the New Second Lien Notes may be subject to challenge as a result of having been perfected after the issue date. To the extent that such a challenge was successful, you may lose the benefit of the security that the Collateral is intended to provide.

In Canada, there are remedies available under federal and provincial legislation to review certain transactions such as the transactions discussed herein, as, among other things, preferences or transfers at undervalue. If established, such transactions may be declared void or set aside, which may affect the perfection and validity of the liens and other interests described above. In the case of transfers at undervalue, the review period is usually twelve months from the commencement of the relevant proceeding for arm’s length transfers and five years for non-arm’s length transfers. In the case of preferences, the review period is usually three months from the commencement of the relevant proceeding for arm’s length transfers and twelve months for non-arm’s length transfers. The review period varies for other remedies. Such a proceeding may be commenced by the trustee in bankruptcy, a receiver, a monitor under the Companies’ Creditors Arrangement Act (the “CCAA”) or a creditor of the debtor or other interested parties.

Additionally, a failure, for any reason that is not permitted or contemplated under the Collateral Documents, to perfect the security interest in the properties included in the collateral package may result in a default under the New Notes Indenture and other agreements governing Sherritt’s indebtedness.

Any future pledge of Collateral in favour of the holders of the New Second Lien Notes might be voidable in bankruptcy or other insolvency proceedings (including receivership).

The New Notes Indenture provides that the Corporation’s future wholly-owned subsidiaries will guarantee the New Second Lien Notes and secure their guarantees with liens on any assets they own that would constitute collateral, and that the Corporation will grant liens on certain property that it and the New Notes Guarantors acquire after the New Second Lien Notes are issued.

In Canada, there are a number of remedies under federal and provincial legislation available to a trustee in bankruptcy, creditors of the debtor, a receiver, a monitor appointed in a CCAA proceeding and other interested parties under the CCAA to seek to set aside or void a future pledge of collateral for existing indebtedness.

There are circumstances other than repayment or discharge of the New Second Lien Notes under which the Collateral securing the New Second Lien Notes and guarantees will be released automatically, without your consent or the consent of the Collateral Agent.

Under various circumstances, Collateral securing the New Second Lien Notes will be released automatically, including:

•	as to all or any portion of Collateral which has been taken by eminent domain, condemnation or other similar circumstances;

•	upon satisfaction and discharge of the New Notes Indenture;

•	upon a legal defeasance or covenant defeasance under the New Notes Indenture;

•

a sale, transfer or other disposal of such Collateral by Sherritt or any New Notes Guarantor (other than to Sherritt or another New Notes Guarantor) in a transaction not prohibited under the New Notes Indenture;

•

with respect to Collateral held by a New Notes Guarantor, upon the release of such New Notes Guarantor from its guarantee concurrently with the release of such guarantee (including in connection with the designation of a subsidiary guarantor as an Unrestricted Subsidiary);

•	in accordance with the applicable provisions of the Collateral Documents and the Intercreditor Agreement, including upon any sale or enforcement by the agent under the Revolving Bank Facility.

In addition, the guarantee of a subsidiary guarantor will be automatically released in connection with a sale of such subsidiary guarantor in a transaction permitted under the applicable New Notes Indenture.

The New Notes Indenture will also permit Sherritt to designate one or more of its Restricted Subsidiaries that is a New Notes Guarantor of the New Second Lien Notes as an Unrestricted Subsidiary. If Sherritt designates a subsidiary guarantor as an Unrestricted Subsidiary for purposes of the New Notes Indenture, all of the liens on any Collateral owned by such subsidiary or any of its subsidiaries and any guarantees of the New Second Lien Notes by such subsidiary or any of its subsidiaries will be released under the New Notes Indenture, but not necessarily under the Revolving Bank Facility. Designation of an Unrestricted Subsidiary will reduce the aggregate value of the Collateral securing the New Second Lien Notes to the extent that liens on the assets of the Unrestricted Subsidiary and its subsidiaries are released. In addition, the creditors of the Unrestricted Subsidiary and its subsidiaries will have a senior claim on the assets of such Unrestricted Subsidiary and its subsidiaries.

The Corporation will in most cases have control over the Collateral.

The Collateral Documents generally allow the Corporation and the New Notes Guarantors to remain in possession of, to retain exclusive control over, to freely operate and to collect, invest and dispose of any income from, the Collateral. These rights may adversely affect the value of the Collateral at any time.

The New Second Lien Notes will be structurally subordinated to all obligations of Sherritt’s current and future subsidiaries that do not become guarantors of the New Second Lien Notes.

The New Second Lien Notes will be guaranteed by each of Sherritt’s existing and subsequently acquired or organized wholly-owned subsidiaries other than Unrestricted Subsidiaries. Except for such guarantees of the New Second Lien Notes, Sherritt’s subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the New Second Lien Notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payment. Further, even if the subsidiary is a New Notes Guarantor, it may not be able to, or may not be permitted to, make distributions to enable Sherritt to make payments in respect of its indebtedness, including the New Second Lien Notes. Each subsidiary is a distinct legal entity and, under certain circumstances, legal and contractual restrictions may limit the Corporation’s ability to obtain cash from them, including restrictions under the local laws of those jurisdictions in which such subsidiaries are formed or conduct business. Although the New Notes Indenture and the agreements governing certain of the Corporation’s other existing indebtedness will limit the ability of certain subsidiaries to incur consensual restrictions on their ability to pay dividends or make other intercompany payments to the Corporation, these limitations are subject to certain qualifications and exceptions. In the event that the Corporation does not receive distributions from its subsidiaries, it may be unable to make required principal and interest payments on its indebtedness, including the New Second Lien Notes.

The New Second Lien Notes will be structurally subordinated to all indebtedness and other obligations of any non-guarantor subsidiary such that, in the event of insolvency, liquidation, reorganization, dissolution or other winding up of any subsidiary that is not a guarantor, all of such subsidiary’s creditors (including trade creditors and preferred stockholders, if any) would be entitled to payment in full out of such subsidiary’s assets before the Corporation would be entitled to any payment.

In addition, the New Notes Indenture, subject to some limitations, permits these subsidiaries to incur additional indebtedness and will not contain any limitation on the amount of other liabilities, such as trade payables, that may be incurred by these subsidiaries.

In addition, the Corporation’s subsidiaries that provide, or will provide, guarantees of the New Second Lien Notes will be automatically released from such guarantees upon the occurrence of certain events, including the following:

•	the designation of such subsidiary guarantor as an Unrestricted Subsidiary under the New Notes Indenture;

•	the release or discharge of any guarantee or indebtedness that resulted in the creation of the guarantee of the New Second Lien Notes by such subsidiary guarantor; or

•	the sale or other disposition, including the sale of substantially all the assets, of such subsidiary guarantor in accordance with the terms of the New Notes Indenture.

If any such subsidiary guarantee is released, a holder of the New Second Lien Notes will not have a claim as a creditor against any such subsidiary and the indebtedness and other liabilities, including trade payables and preferred stock, if any, whether secured or unsecured, of such subsidiary will be effectively senior to the claim of any holders of the notes.

The Corporation may not be able to repurchase the New Second Lien Notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, the Corporation will be required to offer to repurchase all outstanding New Second Lien Notes at 101% of their principal amount, plus accrued and unpaid interest to the purchase date. The source of funds for any purchase of the New Second Lien Notes and repayment of the Corporation’s credit facilities will be the Corporation’s available cash or cash generated from its subsidiaries’ operations or other sources, including borrowings, sales of assets or sales of equity. The Corporation may not be able to repurchase the New Second Lien Notes upon a change of control because it may not have sufficient financial resources to purchase all of the New Second Lien Notes that are tendered upon a change of control and repay its other indebtedness that will become due. The Corporation may require additional financing from third parties to fund any such purchases, and cannot assure you that it would be able to obtain financing on satisfactory terms or at all. Further, the Corporation’s ability to repurchase the notes may be limited by Law and the terms of the Revolving Bank Facility. In order to avoid the obligations to repurchase the New Second Lien Notes and events of default and potential breaches of the Revolving Bank Facility, the Corporation may have to avoid certain change of control transactions that would otherwise be beneficial to it.

In addition, certain important corporate events, such as leveraged recapitalizations, may not, under the New Second Lien Notes, constitute a “change of control” that would require the Corporation to repurchase the New Second Lien Notes, notwithstanding the fact that such corporate events could increase the level of the Corporation’s indebtedness or otherwise adversely affect its capital structure, credit ratings or the value of the New Second Lien Notes.

Holders of the New Second Lien Notes may not be able to determine when a change of control giving rise to their right to have the New Second Lien Notes repurchased has occurred following a sale of “substantially all” of Sherritt’s assets.

The definition of change of control in the New Notes Indenture includes a phrase relating to the sale of “all or substantially all” of Sherritt’s assets. There is no precise established definition of the phrase “substantially all” under applicable Law. Accordingly, the ability of a holder of New Second Lien Notes to require Sherritt to repurchase its notes as a result of a sale of less than all of Sherritt’s assets to another person may be uncertain.

Canadian bankruptcy and insolvency Laws may impair the enforcement of remedies under the New Second Lien Notes.

The rights of the Collateral Agent to enforce remedies are likely to be significantly impaired by applicable Canadian federal bankruptcy, insolvency and other restructuring legislation in the event the Corporation becomes bankrupt, insolvent or receivership or other restructuring proceedings are commenced with respect to the Corporation. For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the CCAA contain provisions enabling an insolvent person to obtain a stay of proceedings against its creditors and others. Under Canadian insolvency Laws, a debtor is able to prepare and file a proposal or plan of compromise or arrangement to be voted on by the various classes of its affected creditors. A proposal, compromise or arrangement if accepted by the requisite majorities of each affected class of creditors, and if sanctioned by the relevant Canadian court, would be binding on all creditors within each affected class regardless of whether they voted to accept the proposal. The proposal or plan can result in any claims against the debtor company being compromised or extinguished. Moreover, these Laws permit the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument during the period the stay against proceedings remains in place.

The powers of the court under the BIA and particularly under the CCAA have been exercised broadly to protect an entity attempting to restructure its affairs from actions taken by creditors and other parties. Accordingly, the Corporation cannot predict whether payments under the New Second Lien Notes would be made during any Canadian proceedings in bankruptcy, insolvency (including receivership) or other restructuring, whether or when the Collateral Agent could exercise its rights under the New Notes Indenture or whether and to what extent holders of the New Second Lien Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursement of the trustee.

The Corporation is formed under the Laws of Canada and its provinces and the Corporation’s principal place of business and all of its assets are currently located in Canada. Therefore, Canada would be the more likely jurisdiction than the U.S. for the commencement of any bankruptcy or insolvency proceedings. Chapter 15 of the U.S. Bankruptcy Code and Part IV of the CCAA provide for the recognition of foreign insolvency proceedings. Courts in either jurisdiction have the authority to recognize a foreign insolvency proceeding as either a foreign main proceeding or a foreign non-main proceeding, on the proof of certain threshold requirements. In order for a Canadian court to recognize a U.S. insolvency proceeding as a foreign main proceeding, it would have to be satisfied, among other things, that the U.S. is the jurisdiction of the debtor’s centre of main interests. In Canada, in the absence of proof to the contrary, a debtor company’s registered office is deemed to be the centre of its main interest. Because the Corporation’s registered office is located in Canada, it is uncertain whether the Corporation would be an eligible debtor under the U.S. Bankruptcy Code and, if the Corporation were to seek protection under U.S. bankruptcy Laws, it is uncertain whether such proceedings would be recognized by Canadian courts, particularly as a foreign main proceeding. Likewise, if the Corporation were to seek protection in the Canadian courts under Canadian bankruptcy and insolvency Laws, it is uncertain whether an appropriate foreign representative would seek to commence an ancillary proceeding under Chapter 15 of the U.S. Bankruptcy Code and, if so, whether such foreign proceedings would be recognized by U.S. Bankruptcy courts as a foreign main or a foreign non-main proceeding.

In the event of the Corporation’s bankruptcy or the commencement of other insolvency proceedings (including receivership) available to the Corporation, the ability of the holders of the New Second Lien Notes to realize upon the Collateral will be subject to certain limitations.

The ability of holders of the New Second Lien Notes to realize upon the Collateral will be subject to certain limitations in the event of Canadian bankruptcy or insolvency proceedings. Under Canadian bankruptcy and insolvency Laws upon the commencement of a bankruptcy or insolvency proceeding, a stay of proceedings is imposed (automatically or, in CCAA and receivership proceedings, by court order) which, among other things, stays:

•

the commencement or continuation of any action or proceeding against the debtor that was or could have been commenced before the commencement of the bankruptcy or other insolvency proceedings to recover a claim against the debtor that arose before the commencement of such proceedings;

•	any act to obtain possession of, or control over, property of the debtor’s estate or the debtor;

•

any act to create or enforce any lien against property of the debtor’s estate or the debtor (provided that certain rights to perfect or re-perfect existing security interests is unaffected by the stay of the proceedings); and

•	any act to collect or recover a claim against the debtor that arose before the commencement of the bankruptcy or other insolvency proceedings.

In Canada, under the CCAA and the BIA, secured creditors may be prevented from enforcing on their security from a debtor company in a proceeding without approval from the court supervising the proceeding, and may be prevented from disposing of security repossessed from such debtor without court approval. In restructuring proceedings under the CCAA or the BIA, the debtor may continue to retain collateral, including cash collateral, even though the debtor is in default under applicable debt instruments.

Under Canadian bankruptcy and insolvency statutes, a court may grant an order authorizing interim financing which ranks in priority to the claim of any other secured creditor of the debtor. In such a circumstance, the court must consider a number of factors including whether any creditor may be materially prejudiced. The court may provide protections in the face of material prejudice. However, this power is discretionary, and Sherritt cannot predict when, or whether, the agent under the Revolving Bank Facility could realize upon the Collateral, or whether, or to what extent, holders of the New Second Lien Notes would be compensated for any delay in payment or loss of value of the Collateral.

The Corporation may be unable to repay or repurchase the New Second Lien Notes at maturity.

At the maturity date for the New Second Lien Notes, the entire remaining outstanding principal amount of the New Second Lien Notes, together with accrued and unpaid interest, will become due and payable. The Corporation may not have the funds to fulfill these obligations or the ability to refinance these obligations. If the relevant maturity date occurs at a time when other arrangements prohibit the Corporation from repaying the New Second Lien Notes, it could try to obtain waivers of such prohibitions from the lenders and holders under those arrangements, or it could attempt to refinance the borrowings that contain the restrictions. In these circumstances, if the Corporation cannot obtain such waivers or refinance these borrowings, it would be unable to repay the New Second Lien Notes.

Tax Risks

The tax laws of any applicable country, province, state or territory (including Canadian and United States federal income tax laws), and the administrative application and interpretation of such laws, are subject to change. Any change in the tax laws that are applicable to Sherritt or the interests held by a Voting Party in Sherritt, or the administrative application or interpretation of such laws, could have an adverse impact on such Voting Party’s interests in Sherritt.

While Sherritt is confident in its tax filing positions in connection with the Transaction, it has not sought or obtained from any tax authority advance confirmation of such positions (including an advance income tax ruling from the Canada Revenue Agency or a private letter ruling from the IRS), therefore it is possible that such positions may be successfully challenged by tax authorities, which could result in materially different tax consequences than anticipated. The summary under “Certain Canadian Federal Income Tax Considerations” set out below does not consider all possible tax consequences relating to the Transaction. In addition, it is possible that the Canadian and/or United States tax authorities could take positions or adopt interpretations regarding the applicable tax consequences to Debtholders and Shareholders that differ from those set out in this Circular. Debtholders and Shareholders should consult their own tax advisors.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the principal Canadian federal income tax considerations arising in connection with the Transaction generally applicable to Noteholders and Shareholders (collectively, “Holders”) who, at all relevant times, for purposes of the Tax Act: (i) deal at arm’s length with and are not affiliated with the Corporation; (ii) beneficially own their Existing Notes and Common Shares (as applicable) including all entitlements to payments thereunder, and will beneficially own their Common Shares and New Second Lien Notes (as applicable); (iii) hold their Existing Notes and Common Shares (as applicable) and will hold their Common Shares and New Second Lien Notes (as applicable) as capital property; and (iv) have not entered into or will not enter into, in respect of the Existing Notes, Common Shares or New Second Lien Notes (as applicable) a “synthetic disposition arrangement” or a “derivative forward agreement” for purposes of the Tax Act. The Existing Notes, Common Shares or New Second Lien Notes will generally be considered to be capital property of a Holder unless either the Holder holds (or will hold) such Existing Notes, Common Shares or New Second Lien Notes in the course of carrying on a business or the Holder has acquired such Existing Notes, Common Shares or New Second Lien Notes in a transaction or transactions considered to be an adventure or concern in the nature of trade.

This summary is based on the current provisions of the Tax Act and counsel’s understanding of the current published administrative practices and policies of the Canada Revenue Agency. The summary also takes into account all specific proposals to amend the Tax Act that have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and assumes that all such Tax Proposals will be enacted as proposed. This summary does not otherwise take into account or anticipate any changes in Law, whether by way of legislative, judicial or administrative action or interpretation, nor does it address any provincial, territorial or foreign tax considerations. No assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary is not intended to be, nor should it be construed as, legal or tax advice to any particular Holder. Holders are urged to consult a tax advisor concerning the tax consequences to them of the Transaction.

For purposes of the Tax Act, all amounts relevant in computing the income, taxable income and taxes payable by a Holder, including the cost and adjusted cost base of Existing Notes, Common Shares and New Second Lien Notes must be determined in Canadian dollars based on the exchange rate quoted by the Bank of Canada on the relevant date (or, if there is no such rate quoted for the relevant date, the closest preceding date for which such a rate is quoted) or such other rate of exchange that is acceptable to the Minister of National Revenue.

Stated Capital Reduction

Generally, there will be no immediate Canadian income tax consequences under the Tax Act to any Shareholder as a consequence of the Stated Capital Reduction, nor will the Stated Capital Reduction affect a Shareholder’s adjusted cost base of the Common Shares for purposes of the Tax Act. However, the Stated Capital Reduction will result in the reduction of paid-up capital (as defined in the Tax Act) (“PUC”) of the Common Shares by an amount equal to the Stated Capital Reduction. PUC is generally the aggregate of all amounts received by a corporation upon the issuance of its shares (by class), adjusted in certain circumstances in accordance with the Tax Act.

The Stated Capital Reduction may have an effect in the future, in certain circumstances, including if the Corporation makes a distribution to Shareholders or is wound-up, or if the Corporation repurchases any Common Shares.

Generally, upon such transactions, the Shareholder will be deemed to have received a dividend to the extent that the amount paid or distributed by the Corporation exceeds the PUC of the Common Shares.

Holders Resident in Canada

The following discussion applies to a Holder who, for purposes of the Tax Act, and at all relevant times, is or is deemed to be a resident of Canada (a “Canadian Holder”). Certain Canadian Holders whose Existing Notes or New Second Lien Notes might not otherwise qualify as capital property may, in certain circumstances, treat such Existing Notes or New Second Lien Notes (and all other “Canadian securities” as defined in the Tax Act) as capital property by making an irrevocable election pursuant to subsection 39(4) of the Tax Act. Such Canadian Holders should consult their own tax advisors for advice with respect to whether an election under subsection 39(4) of the Tax Act is available or advisable in their particular circumstances.

This portion of the summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market rules”; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) an interest in which is a “tax shelter investment” for purposes of the Tax Act; or (iv) that has made a functional currency reporting election under the Tax Act. Such Holders should consult a tax advisor having regard to their particular circumstances.

Exchange of Existing Notes

A Canadian Holder of Existing Notes will be considered to have disposed of its Existing Notes on the Effective Date in consideration for New Second Lien Notes and, if such Canadian Holder is an Early Consenting Noteholder, its Noteholder Early Consent Cash Consideration, upon the exchange of such Existing Notes for such New Second Lien Notes and cash (if any). Such consideration shall be paid first in respect of any accrued and unpaid interest, and second in respect of the unpaid principal amount of the Existing Notes.

Any Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary will generally be required to include in its income for a taxation year the amount of interest accrued or deemed to accrue on the Existing Notes up to the Effective Date or that became receivable or was received by it on or before the Effective Date (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the Existing Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Where a Canadian Holder is required to include an amount in income on account of interest on the Existing Notes that accrues in respect of the period prior to the date of acquisition by such Canadian Holder, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income. Where a Canadian Holder is required to include an amount in income on account of interest on the Existing Notes, the Canadian Holder should be entitled to a deduction of an equivalent amount in computing income to the extent that such amount is forgiven and is not paid.

In general terms, a Canadian Holder will realize a capital gain (or capital loss) equal to the amount by which the Canadian Holder’s proceeds of disposition, less any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of its Existing Notes, determined immediately before the exchange. The proceeds of disposition to a Canadian Holder which disposes of its Existing Notes in exchange for New Second Lien Notes will be an amount equal to the aggregate fair market value (at the time of the exchange) of the New Second Lien Notes received by such Canadian Holder on the exchange, less the fair market value of any New Second Lien Notes received in respect of the payment of interest. Early Consenting Noteholders should consult their own tax advisors with respect to determining the proceeds of disposition of their Existing Notes.

Generally, a portion of any capital loss realized on the exchange of Existing Notes may be denied, equal to the loss otherwise determined multiplied by the portion that the fair market value of the New Second Lien Notes received is of the aggregate of the fair market value of the New Second Lien Notes and Noteholder Early Consent Cash Consideration (if any) received. Noteholders should consult their own tax advisors with respect to any potential loss denial. The tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

A Canadian Holder generally will be considered to have acquired the New Second Lien Notes on the exchange at a cost equal to the fair market value of such New Second Lien Notes at the time of the exchange, plus any denied loss realized on the disposition of the Existing Notes described above.

Interest on New Second Lien Notes

A Canadian Holder that is a corporation, partnership, unit trust or any trust of which a corporation or partnership is a beneficiary generally will be required to include in its income for a taxation year the amount of interest accrued or deemed to accrue on the New Second Lien Notes to the end of the year or that became receivable or was received by it before the end of the year (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Any other Canadian Holder (including an individual) will be required to include in income for a taxation year any interest on the New Second Lien Notes received or receivable by such Canadian Holder in the year (depending upon the method regularly followed by the Canadian Holder in computing income) except to the extent that such interest was otherwise included in its income for the year or a preceding year. Such other Canadian Holders will also be required to include in its income any interest that accrues on the New Second Lien Notes up to any anniversary date (as defined in the Tax Act) of the New Second Lien Notes in the year to the extent such amount was not otherwise included in such Canadian Holder’s income for the year or a preceding year.

Disposition of New Second Lien Notes

On a disposition or deemed disposition of New Second Lien Notes (including on redemption, repurchase for cancellation or repayment on maturity), a Canadian Holder generally will be required to include in its income for the taxation year in which the disposition or deemed disposition occurs the amount of any interest accrued or deemed to accrue on the New Second Lien Notes to the date of such disposition or deemed disposition (except to the extent that such interest was otherwise included in computing income for the year or a preceding year). Where the Canadian Holder has disposed of the New Second Lien Notes for consideration equal to the fair market value of such New Second Lien Notes, the Canadian Holder may be entitled to a deduction to the extent that the aggregate amount of interest included in computing the Canadian Holder’s income for the year of disposition or a previous year exceeds amounts received or receivable in respect of such interest. Canadian Holders are advised to consult with a tax advisor in these circumstances.

In general terms, a disposition or deemed disposition of New Second Lien Notes will result in a capital gain (or capital loss) equal to the amount, if any, by which the Canadian Holder’s proceeds of disposition, less any amount included in the Canadian Holder’s income as interest and any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Canadian Holder of such New Second Lien Notes immediately before the disposition. The tax treatment of any such capital gain (or capital loss) is described below under “Taxation of Capital Gains and Capital Losses”.

Taxation of Capital Gains and Capital Losses

In general, one-half of any capital gain (a “taxable capital gain”) realized by a Canadian Holder in a taxation year will be included in the Canadian Holder’s income in the year and one-half of the amount of any capital loss (an “allowable capital loss”) realized by a Canadian Holder in a taxation year is required to be deducted from taxable capital gains realized by the Canadian Holder in the year. Allowable capital losses in excess of taxable capital gains for a taxation year may be carried back three years or forward indefinitely, subject to the rules in the Tax Act.

Additional Refundable Tax

A Canadian Holder that is throughout the taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay a tax, a portion of which may be refundable, on certain investment income including amounts in respect of interest and taxable capital gains.

Alternative Minimum Tax

A Canadian Holder that is an individual (other than certain trusts) may be subject to alternative minimum tax under the Tax Act if the Canadian Holder realizes capital gains.

Eligibility for Investment

Provided that the Common Shares are listed on a designated stock exchange as defined in the Tax Act (which currently includes the TSX) at the relevant time, the New Second Lien Notes will be a qualified investment under the Tax Act for trusts governed by a registered retirement savings plan (“RRSP”), registered retirement income fund (“RRIF”), deferred profit sharing plan, registered disability savings plan (“RDSP”), registered education savings plan (“RESP”) and tax-free savings account (“TFSA”).

Notwithstanding that the New Second Lien Notes may be a qualified investment for a trust governed by a RRSP, RRIF, RDSP, RESP or TFSA, the holder or subscriber of or annuitant under such plan will be subject to a penalty tax if such New Second Lien Notes are a “prohibited investment” under the Tax Act for such RRSP, RRIF, RDSP, RESP or TFSA. The New Second Lien Notes generally will not be a “prohibited investment” for a RRSP, RRIF, RDSP, RESP or TFSA unless the holder or subscriber of or annuitant under such plan has a “significant interest” (as defined in the Tax Act) in the Corporation. In addition, the New Second Lien Notes generally will not be a “prohibited investment” if they are “excluded property” as defined in the Tax Act.

Holders Not Resident in Canada

The following discussion applies to a Holder who, for the purposes of the Tax Act and any applicable income tax treaty or convention, and at all relevant times: (i) is not and is not deemed to be a resident of Canada; (ii) does not use or hold any Existing Notes, and will not use or hold any New Second Lien Notes in carrying on a business in Canada; (iii) deals at arm’s length with any transferee resident (or deemed to be resident) in Canada to which the Holder disposes of Existing Notes or New Second Lien Notes; and (iv) is not an insurer who carries on an insurance business in Canada and elsewhere or an authorized foreign bank that carries on a Canadian banking business (each, a “Non-Resident Holder”).

The following discussion is not applicable to a Non-Resident Holder that is a “specified shareholder” (as defined in subsection 18(5) the Tax Act) of the Corporation or that does not deal at arm’s length for purposes of the Tax Act with a “specified shareholder” of the Corporation. Generally, for this purpose, a “specified shareholder” of a corporation is a shareholder that owns or is deemed to own, either alone or together with persons with which the shareholder does not deal at arm’s length for purposes of the Tax Act, shares of the capital stock of the corporation that either: (i) give such holders 25% or more of the votes that could be cast at an annual meeting of the shareholders; or (ii) have a fair market value of 25% or more of the fair market value of all of the issued and outstanding shares of the corporation’s capital stock. Such Non-Resident Holders should consult a tax advisor. This summary assumes that no interest paid on the Existing Notes or New Second Lien Notes will be in respect of a debt or other obligation to pay an amount to a person with whom the Corporation does not deal at arm’s length within the meaning of the Tax Act.

Exchange of Existing Notes

A Non-Resident Holder will not be subject to tax under the Tax Act in respect of any capital gain and will not be able to deduct the allowable portion of any capital loss realized by such Non-Resident Holder on the disposition of its Existing Notes.

A Non-Resident Holder will not be subject to Canadian withholding tax under the Tax Act in respect of the accrued and unpaid interest that is paid in respect of the Existing Notes.

Interest on New Second Lien Notes

A Non-Resident Holder should not be subject to Canadian withholding tax under the Tax Act in respect of amounts paid or credited, or deemed to have been paid or credited, by the Corporation as, on account of, or in satisfaction of, interest on the New Second Lien Notes.

Disposition of New Second Lien Notes

On a disposition or deemed disposition of New Second Lien Notes (including on redemption, repurchase for cancellation or repayment on maturity), a Non-Resident Holder will not be subject to tax under the Tax Act.

EXPERTS

Certain Canadian legal matters relating to matters described in this Circular are to be passed upon by Goodmans LLP on behalf of the Corporation. Certain U.S. Securities Laws relating to matters described in this Circular are to be passed upon by Torys LLP on behalf of the Corporation. Certain matters relating to the Paradigm Capital Opinions described in this Circular are to be passed upon by Paradigm Capital. As at March 6, 2020, the partners and associates of Goodmans LLP and Torys LLP, and the employees of Paradigm Capital, each beneficially owned, directly or indirectly, less than 1% of each of the outstanding Existing Notes and Common Shares.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Corporation, or any person who has held such a position since the beginning of the last completed financial year end of the Corporation, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meetings. As disclosed above, certain directors and/or officers hold certain Common Shares, Existing Notes and/or director deferred share units in amounts that are not material.

OTHER BUSINESS

The Board is not aware of any matters intended to come before the Meetings other than those items of business set forth in the attached Notices of Meetings accompanying this Circular. If any other matters properly come before the Meetings, it is the intention of the persons named in the applicable proxy to vote in respect of those matters in accordance with their judgment.

ADDITIONAL INFORMATION

Financial information for the Corporation’s most recently completed financial year is provided in the Corporation’s 2019 Financial Statements and 2019 MD&A. Copies of these documents, the 2018 AIF, the 2019 AGM Circular and this Circular are available upon written request from the Corporate Secretary of Sherritt at Bay Adelaide Centre, East Tower, 22 Adelaide St. West, Suite 4220, Toronto, ON M5H 3E4 and are also available electronically on SEDAR at www.sedar.com.

APPROVAL OF BOARD OF DIRECTORS

The contents and sending of this Circular and its distribution to Debtholders and Shareholders have been approved by the Board of Directors.

DATED at Toronto, Ontario, this 6th day of March, 2020.

SHERRITT INTERNATIONAL CORPORATION

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “David Pathe”
Chief Executive Officer Sherritt International Corporation

CONSENT OF PARADIGM CAPITAL

We hereby consent to the inclusion of our firm’s name and to the references to (a) our firm’s opinion dated February 25, 2020 (the “CBCA Opinion”) in the form described in paragraph 4.04 of Industry Canada’s Policy Statement 15-1 – Policy Concerning Arrangements under Section 192 of the Canada Business Corporations Act and (b) our firm’s opinion dated February 25, 2020 (the “Fairness Opinion”) with respect to the fairness, from a financial point of view, of the Transaction to Sherritt International Corporation (the “Corporation”), in the management information circular of the Corporation dated March 6, 2020 (the “Circular”) and to the inclusion of the CBCA Opinion and Fairness Opinion in their entirety and summaries thereof in the Circular and to the filings thereof by the Corporation with the CBCA Director, with the securities regulatory authorities in each province and territory of Canada and with the Ontario Superior Court of Justice (Commercial List). In providing our consent herein, we do not intend that any person other than the Board of Directors of the Corporation shall rely upon such opinions.

Toronto, Ontario March 6, 2020	(signed) “Paradigm Capital Inc.”

APPENDIX A

DEBTHOLDERS’ ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.

the arrangement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement”) pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”) of Sherritt International Corporation (the “Corporation”) and 11722573 Canada Ltd. (together with the Corporation, the “Applicants”) and involving Sherritt International Oil and Gas Limited, Sherritt International (Bahamas) Inc., Sherritt Power (Bahamas) Inc., SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), Sherritt Utilities Inc., Canada Northwest Oils (Europe) B.V., CNWL Oil (Espana) S.A. and Madagascar Mineral Investments Ltd. as more particularly described and set forth in the plan of arrangement (the “Plan”) set forth in Appendix C to the management information circular of the Corporation dated March 6, 2020 (the “Circular”), is hereby authorized, approved and adopted;

2.	the Plan, as it has been or may be amended, modified or supplemented in accordance with the Plan, is hereby authorized, approved and adopted;

3.

the arrangement agreement (as the same may be, or may have been, amended, modified or supplemented, the “Arrangement Agreement”) dated February 25, 2020 between the Applicants as described in the Circular and set forth in Appendix D to the Circular, is hereby authorized and approved and the actions of the Board of Directors of the Corporation in approving the Arrangement Agreement, the Plan and the Arrangement and the actions of the Board of Directors of the Corporation in executing and delivering the Arrangement Agreement and causing the performance by the Corporation of its obligations thereunder, are hereby authorized, ratified and approved;

4.

notwithstanding the passing of this resolution or the passing of similar resolutions or the approval of the Ontario Superior Court of Justice (Commercial List), the Board of Directors of the Corporation, without further notice to, or approval of, the Noteholders or the CFA Lenders (as such terms are defined in the Circular), are hereby authorized and empowered to (a) amend the Plan and Arrangement Agreement, to the extent permitted by the Plan and Arrangement Agreement, and (b) determine not to proceed with the Arrangement at any time prior to the Arrangement becoming effective pursuant to the provisions of the CBCA;

5.

any director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed, under the seal of the Corporation or otherwise, and delivered articles of arrangement and any and all other documents, agreements and instruments and to perform, or cause to be performed by, such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, including the transactions required and/or contemplated by the Arrangement and the Plan, such determination to be conclusively evidenced by the execution and delivery of such documents, agreements or other instruments or the doing of any such act or thing;

6.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to revoke this resolution.

A-1

APPENDIX B

STATED CAPITAL REDUCTION RESOLUTION

BE IT RESOLVED, as a special resolution that:

1.

pursuant to subsection 38(1) of the Canada Business Corporations Act, the stated capital in respect of the common shares of Sherritt International Corporation (the “Corporation”) be reduced to $575 million, without any payment thereon;

2.

any one director or officer of the Corporation be and is hereby authorized and directed, for and on behalf of the Corporation (whether under corporate seal or otherwise), to execute and deliver, or cause to be executed and delivered, any and all documents, agreements and instruments and to perform, or cause to be performed, all such other acts and things, as in such person’s opinion may be necessary or desirable to give full effect to these resolutions and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of such documents or other instruments or the doing of any such act or thing; and

3.	notwithstanding the foregoing, the directors of the Corporation are hereby authorized, without further approval of or notice to revoke this special resolution.

B-1

APPENDIX C

PLAN OF ARRANGEMENT

SEE ATTACHED

Court File No. CV-20-636938-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF SHERRITT INTERNATIONAL CORPORATION AND 11722573 CANADA LTD., AND INVOLVING SHERRITT INTERNATIONAL OIL AND GAS LIMITED, SHERRITT INTERNATIONAL (BAHAMAS) INC., SHERRITT POWER (BAHAMAS) INC., SICOG OIL AND GAS LIMITED (FORMERLY SHERRITT INTERNATIONAL (CUBA) OIL AND GAS LIMITED), SHERRITT UTILITIES INC., CANADA NORTHWEST OILS (EUROPE) B.V., CNWL OIL (ESPANA) S.A., AND MADAGASCAR MINERAL INVESTMENTS LTD.

PLAN OF ARRANGEMENT

●, 2020

7.5	Deeming Provisions	28
7.6	Modification of Plan	28
7.7	Notices	29
7.8	Further Assurances	30

PLAN OF ARRANGEMENT

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Plan, unless otherwise stated:

“Alternative CFA Lender Transaction” has the meaning given to it in Section 2.3(a);

“Amalgamated Sherritt” has the meaning given to it in Section 4.2(a);

“Amalgamation” means the amalgamation of Sherritt and Sherritt Amalco pursuant to Section 4.2(a);

“Ambatovy Debt” means all present or future indebtedness or other obligations owing to the CFA Guarantor by AMSA and by DMSA in respect of the Shareholder Subordinated Loans (as defined in the Ambatovy Shareholders’ Agreement), including all accrued and unpaid interest in respect thereof;

“Ambatovy Interests Electing CFA Lender” means a CFA Lender that made an Ambatovy Interests Exchange Election pursuant to the Interim Order;

“Ambatovy Interests Exchange Election” means, in respect of a CFA Lender, an election made by such CFA Lender pursuant to the Interim Order to receive its CFA Lender Pro Rata Share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt as the consideration in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims;

“Ambatovy Shareholders’ Agreement” means the fourth amendment and restatement of the shareholders’ agreement dated December 11, 2017, as originally dated October 18, 2006 and as previously amended and restated on February 21, 2008, June 24, 2009, and May 29, 2012, among Sherritt, the CFA Guarantor, Korea Resources Corporation, Sumitomo Corporation, Summit Ambatovy Mineral Resources Investment B.V., Ambatovy Holdings Limited, DMSA and AMSA;

“Ambatovy Shares” means, collectively, the AMSA Shares and the DMSA Shares;

“Amended CFA Loan” means a loan on substantially similar terms as the existing CFA Loans, subject to the CFA Loan Amended Terms;

“Amended CFA Loan Electing CFA Lender” means a CFA Lender that made an Amended CFA Loan Election pursuant to the Interim Order, provided that if a CFA Lender does not make an election pursuant to the Interim Order, such CFA Lender shall be deemed to have made an Amended CFA Loan Election and to be an Amended CFA Loan Electing CFA Lender under this Plan;

“Amended CFA Loan Election” means, in respect of a CFA Lender, an election made, or deemed to have been made, by such CFA Lender pursuant to the Interim Order to receive an Amended CFA Loan(s) as the consideration in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims;

“AMSA” means Ambatovy Minerals S.A.;

“AMSA Shares” means all of the shares in the capital of AMSA held by the CFA Guarantor;

“Applicants” means, collectively, Sherritt and Sherritt Amalco;

“Arrangement” means the arrangement under section 192 of the CBCA on the terms and subject to the conditions set out in this Plan, subject to any amendments, modifications and/or supplements made thereto in accordance with the Arrangement Agreement and this Plan;

“Arrangement Agreement” means the arrangement agreement dated February 25, 2020, among the Applicants, as it may be amended, restated, modified and/or supplemented from time to time;

“Articles of Arrangement” means the articles of arrangement of the Applicants in respect of the Arrangement, in form and substance satisfactory to the Applicants, that are required to be filed with the CBCA Director in order for the Arrangement to become effective on the Effective Date;

“Business Day” means any day, other than a Saturday, Sunday or a statutory or civic holiday, on which banks are generally open for business in Toronto, Ontario;

“Canadian Dollars” or “$” means the lawful currency of Canada;

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended;

“CBCA Director” means the Director appointed under section 260 of the CBCA;

“CBCA Proceedings” means the proceedings commenced by the Applicants under the CBCA on February 26, 2020 in connection with this Plan;

“CDS” means the CDS Clearing and Depository Services Inc. and its successors and assigns;

“Certificate of Arrangement” means the certificate giving effect to the Arrangement, to be issued by the CBCA Director pursuant to section 192(7) of the CBCA upon receipt of the Articles of Arrangement in respect of the Applicants in accordance with section 262 of the CBCA;

“CFA Guarantor” means Madagascar Mineral Investments Ltd.;

“CFA Lender Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the CFA Loans, the CFA Loan Agreements or any of the other CFA Loan Documents as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) pursuant to or in connection with the CFA Loan Documents as at the Effective Date;

“CFA Lender Pro Rata Share” means, with respect to each CFA Lender, the percentage that the principal amount of CFA Loans held by such CFA Lender bears to the total principal amount of CFA Loans held by all CFA Lenders immediately prior to the Effective Time;

“CFA Lenders” means, collectively, Summit Ambatovy Mineral Resources Investment B.V. as lender, Sumitomo Corporation as lender guarantor, The Export-Import Bank of Korea as lender, and Korea Resources Corporation as take-out financier, and any of their respective permitted successors or assigns, and “CFA Lender” means any one of them, as applicable;

“CFA Loan Agreements” means, collectively, (i) the amended and restated development carry finance agreement made as of March 26, 2008, as amended and restated as of June 24, 2009 and as further amended and restated as of December 11, 2017, among Sherritt as borrower, the CFA Guarantor as guarantor, The Export-Import Bank of Korea as lender and Korea Resources Corporation as take-out financier; (ii) the amended and restated development carry finance agreement made as of March 26, 2008, as amended and restated as of June 24, 2009 and as further amended and restated as of December 11, 2017, among Sherritt as borrower, the CFA Guarantor as guarantor, Summit Ambatovy Mineral Resources Investment B.V. as lender and Sumitomo Corporation as lender guarantor, and (iii) the amended and restated development carry finance agreement made as of March 26, 2008, as amended and restated as of June 24, 2009 and as further amended and restated as of December 11, 2017, among Sherritt as borrower, the CFA Guarantor as guarantor, Summit Ambatovy Mineral Resources Investment B.V. as lender and Sumitomo Corporation as lender guarantor, as previously assigned to Summit Ambatovy Mineral Resources Investment B.V. by SNC-Lavalin Inc.;

“CFA Loan Amended Terms” means (i) the CFA Guarantor shall be the sole borrower under the Amended CFA Loan(s); (ii) Sherritt shall have no obligations in respect of the Amended CFA Loan(s) and there shall be no recourse whatsoever against Sherritt in respect of the Amended CFA Loan(s); and (iii) the CFA Lender in respect of an Amended CFA Loan shall have the right, for up to 12 months following the Effective Date, to direct the CFA Guarantor to transfer such CFA Lender’s CFA Lender Pro Rata Share of the Ambatovy Shares and the Ambatovy Debt held by the CFA Guarantor as directed by such CFA Lender in consideration for an amount equal to the amount owing under such CFA Lender’s Amended CFA Loan, which will be satisfied through the full and final set off, settlement, repayment and exchange of the CFA Lender’s Amended CFA Loan, as such terms may be amended, modified and/or supplemented pursuant to this Plan;

“CFA Loan Documents” means, collectively, the CFA Loan Agreements, the other Finance Documents (as defined under the CFA Loan Agreements) and all other documentation, including, without limitation, all guarantee and security documentation, related to the CFA Loans;

“CFA Loans” means the existing loans made by the CFA Lenders, as applicable, under the CFA Loan Agreements;

“CFA Note” has the meaning given to it in Section 4.2(c)(i);

“Circular” means the management information circular of Sherritt dated March 6, 2020, including all appendices thereto, as it may be amended, modified and/or supplemented from time to time, subject to the terms of the Interim Order or other Order of the Court;

“Claim” means any right or claim of any Person that may be asserted or made in whole or in part against the applicable Persons, or any of them, in any capacity, whether or not asserted or made, in connection with any indebtedness, liability or obligation of any kind whatsoever, and any interest accrued thereon or costs payable in respect thereof, whether at law or in equity, including by reason of the commission of a tort (intentional or unintentional), by reason of any breach of contract or other agreement (oral or written), by reason of any breach of duty (including, any legal, statutory, equitable or fiduciary duty), by reason of any right of setoff, counterclaim or recoupment, or by reason of any equity interest, right of ownership of or title to property or assets or right to a trust or deemed trust (statutory, express, implied, resulting, constructive or otherwise), and together with any security enforcement costs or legal costs associated with any such claim, and whether or not any indebtedness, liability or obligation is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured, unsecured, perfected, unperfected, present or future, known or unknown, by guarantee, warranty, surety or otherwise, and whether or not any right or claim is executory or anticipatory in nature, including any claim made or asserted against the applicable Persons, or any of them, through any affiliate, subsidiary, associated or related Person, or any right or ability of any Person to advance a claim for an accounting, reconciliation, contribution, indemnity, restitution or otherwise with respect to any matter, grievance, action (including any class action or proceeding before an administrative or regulatory tribunal), cause or chose in action, whether existing at present or commenced in the future;

“Consent Notes” means, in respect of an Early Consenting Noteholder, the Existing Notes held by such Early Consenting Noteholder in respect of which votes have been validly cast in favour of this Plan by the Early Consent Deadline pursuant to the Interim Order and in respect of which such vote in favour of this Plan has not been changed or withdrawn, and/or the Existing Notes held by such Early Consenting Noteholder in respect of which such Early Consenting Noteholder has otherwise supported this Plan, in each case in a manner acceptable to the Applicants;

“Court” means the Ontario Superior Court of Justice (Commercial List);

“Debt” means, collectively, the Obligations in respect of the Existing Notes and the CFA Loans;

“Debt Documents” means, collectively, the Existing Note Documents and the CFA Loan Documents;

“Debtholder Claims” means, collectively, the Existing Noteholder Claims and the CFA Lender Claims;

“Debtholders” means, collectively, the Noteholders and the CFA Lenders;

“Debtholders’ Arrangement Resolution” means the resolution of the Debtholders, inter alia, approving the Arrangement to be considered and voted upon at the Debtholders’ Meeting, substantially in the form attached as Appendix “A” to the Circular;

“Debtholders’ Meeting” means the meeting of Debtholders as of the Record Date called and held pursuant to the Interim Order for the purpose of considering and voting on the Debtholders’ Arrangement Resolution and to consider and vote on such other matters as may properly come before such meeting, and includes any adjournment(s) or postponement(s) of such meeting;

“DMSA” means Dynatec Madagascar S.A.;

“DMSA Shares” means all of the shares in the capital of DMSA held by the CFA Guarantor;

“Early Consent Date” means March 27, 2020, or such later date as the Applicants may determine;

“Early Consent Deadline” means 5:00 p.m. (Toronto time) on the Early Consent Date, or such later time as the Applicants may determine;

“Early Consenting Noteholder” means a Noteholder who, by the Early Consent Deadline, has voted in favour of this Plan or has otherwise supported this Plan, in each case in a manner acceptable to the Applicants, and provided that in each case such Noteholder holds its Consent Notes as at the Effective Date;

“Effective Date” means the date shown on the Certificate of Arrangement issued by the CBCA Director;

“Effective Time” means such time on the Effective Date as may be specified by the Applicants as the time at which the Arrangement implementation steps set forth in Section 4.2 shall be deemed to commence;

“Existing 2021 Notes” means the 8.00% senior unsecured debentures issued by Sherritt under the Existing Notes Indenture due November 15, 2021;

“Existing 2023 Notes” means the 7.50% senior unsecured debentures issued by Sherritt under the Existing Notes Indenture due September 24, 2023;

“Existing 2025 Notes” means the 7.875% senior unsecured notes issued by Sherritt under the Existing Notes Indenture due October 11, 2025;

“Existing Indenture Trustee” means Computershare Trust Company of Canada as trustee under the Existing Notes Indenture, and any successor thereof;

“Existing Note Documents” means, collectively, the Existing Notes Indenture, the Existing Notes, each Note Guarantee (as defined in the Existing Notes Indenture) and all other documentation related to the Existing Notes;

“Existing Noteholder Claims” means all outstanding Obligations owing by any Person, whether as issuer, guarantor or otherwise, with respect to the Existing Notes, the Existing Notes Indenture or any other Existing Note Documents as at the Effective Date, including, without limitation, all outstanding principal, accrued and unpaid interest at the applicable contract rate, and any fees and other payments (including any applicable prepayment and/or make-whole amounts) pursuant to or in connection with the Existing Note Documents as at the Effective Date;

“Existing Notes” means, collectively, the Existing 2021 Notes, the Existing 2023 Notes and the Existing 2025 Notes;

“Existing Notes Guarantors” means, collectively, Sherritt International Oil and Gas Limited, Sherritt International (Bahamas) Inc., Sherritt Power (Bahamas) Inc., SICOG Oil and Gas Limited (formerly Sherritt International (Cuba) Oil and Gas Limited), Sherritt Utilities Inc., Canada Northwest Oils (Europe) B.V., and CNWL Oil (Espana) S.A.;

“Existing Notes Indenture” means the second amended and restated indenture in respect of the Existing Notes dated as of July 29, 2016 among Sherritt, the Existing Notes Guarantors and the Existing Indenture Trustee, as it may be further amended, restated, modified and/or supplemented from time to time prior to the Effective Date;

“Final Order” means the Order of the Court approving the Arrangement under section 192 of the CBCA, which shall include such terms as may be necessary or appropriate to give effect to the Arrangement and this Plan, in form and substance satisfactory to the Applicants, as such Order may be amended from time to time in a manner acceptable to the Applicants;

“Governmental Entity” means any government, regulatory authority, governmental department, agency, commission, bureau, official, minister, Crown corporation, court, board, tribunal or dispute settlement panel or other law, rule or regulation-making organization or entity: (i) having or purporting to have jurisdiction on behalf of any nation, province, territory or state or any other geographic or political subdivision of any of them; or (ii) exercising, or entitled or purporting to exercise any administrative, executive, judicial, legislative, policy, regulatory or taxing authority or power;

“Guarantors” means, collectively, the Existing Notes Guarantors and the CFA Guarantor;

“Indenture Trustees” means, collectively, the Existing Indenture Trustee and the New Indenture Trustee;

“Interim Order” means the interim Order of the Court granted on February 26, 2020 pursuant to section 192 of the CBCA, which, among other things, approves the calling of, and the date for, the Debtholders’ Meeting, as such Order may be amended from time to time in a manner acceptable to the Applicants;

“Intermediary” means a broker, custodian, investment dealer, nominee, bank, trust company or other intermediary;

“Law” means any law, statute, constitution, treaty, convention, code, injunction, order, decree, consent decree, judgment, rule regulation, ordinance or other pronouncement having the effect of law whether in Canada or any other country, or any domestic or foreign state, county, province, city or other political subdivision or of any Governmental Entity, and includes any securities or stock exchange rules or regulations;

“New Indenture Trustee” means such indenture trustee under the New Notes Indenture as determined by the Applicants by the Effective Date;

“New Note Documents” means, collectively, the New Notes Indenture, the New Second Lien Notes, the new guarantees to be provided by the New Notes Guarantors pursuant to the New Notes Indenture and the new security documentation to be entered into pursuant to the New Notes Indenture, in each case, in form acceptable to the Applicants and substantially on the terms as described in the Circular, as such terms may be amended pursuant to this Plan;

“New Notes Guarantors” means, collectively, the Existing Notes Guarantors, 672539 Alberta Ltd., 672540 Alberta Ltd., SI Finance Ltd., Dynatec Technologies Ltd., 1683740 Alberta Ltd., OG Finance Inc., Power Finance Inc., SBCT Logistics Ltd., SIC Marketing Services (UK) Limited, The Cobalt Refinery Holding Company Ltd. and 672538 Alberta Ltd.;

“New Notes Indenture” means the indenture to be entered into on the Effective Date by Sherritt, the New Notes Guarantors and the New Indenture Trustee, substantially on the terms as described in the Circular, as such terms may be amended pursuant to this Plan, pursuant to which the New Second Lien Notes will be issued;

“New Second Lien Notes” means the new secured notes to be issued by Sherritt pursuant to the New Notes Indenture and this Plan, which notes will be denominated in Canadian Dollars, be issued in an aggregate principal amount equal to 50% of the aggregate principal amount of Existing Notes outstanding as at the Effective Date plus the aggregate amount of all accrued and unpaid interest outstanding in respect of the Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date, and be substantially on the terms described in the Circular, as such terms may be amended pursuant to this Plan;

“Noteholder Early Consent Cash Consideration” means, in respect of an Early Consenting Noteholder, a cash payment in an amount equal to 3% of the principal amount of Consent Notes held by such Early Consenting Noteholder as at the Effective Date, payable on the Effective Date on the terms of this Plan as partial consideration for the exchange of the Existing Notes pursuant to this Plan;

“Noteholders” means holders of Existing Notes;

“Notes Exchange Ratio” means 0.5;

“Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, the applicable Debt Document;

“Order” means any order entered by the Court in the CBCA Proceedings;

“Person” means any individual, firm, corporation, partnership, limited partnership, limited or unlimited liability company, joint venture, fund, association, organization, trust, trustee, executor, administrator, legal personal representative, estate, group, unincorporated association or organization, Governmental Entity or any agency, instrumentality or political subdivision of a Governmental Entity, or any other entity or body, whether or not having legal status;

“Plan” means this plan of arrangement and any amendments, restatements, modifications and/or supplements hereto made in accordance with the terms hereof;

“Proxy, Information and Exchange Agent” means Kingsdale Advisors;

“Record Date” means 5:00 p.m. on March 6, 2020;

“Released Claims” means, collectively, the matters that are subject to release and discharge pursuant to Section 5.1;

“Released Parties” means, collectively, the Sherritt Entities and each of their respective current and former directors, officers, employees, financial and other advisors, legal counsel and agents, including the Proxy, Information and Exchange Agent, each in their capacity as such;

“Revolving Bank Facility” means the senior revolving credit facility available under the Revolving Bank Facility Agreement;

“Revolving Bank Facility Administrative Agent” means National Bank of Canada in its capacity as administrative agent under the Revolving Bank Facility Agreement, for and on behalf of the Revolving Bank Facility Lenders;

“Revolving Bank Facility Agreement” means the second amended and restated credit agreement among Sherritt as borrower, the guarantor subsidiaries party thereto as guarantors, National Bank of Canada as administrative agent, the lenders party thereto from time to time, and the other parties thereto, dated as of January 31, 2017, as amended, restated, modified and/or supplemented from time to time pursuant to its terms;

“Revolving Bank Facility Amendments” means the amendments to the existing Revolving Bank Facility as agreed between Sherritt and the Revolving Bank Facility Lenders to permit the implementation of this Plan, including, without limitation, the issuance of the New Second Lien Notes, and such other amendments as may be agreed between Sherritt and the Revolving Bank Facility Lenders;

“Revolving Bank Facility Lenders” means the lenders under the Revolving Bank Facility;

“Revolving Bank Facility Obligations” means all liabilities, duties and obligations, including without limitation principal and interest, any make whole, redemption or similar premiums, reimbursement obligations, fees, penalties, damages, guarantees, indemnities, costs, expenses or otherwise, and any other liabilities, duties or obligations, whether direct or indirect, absolute or contingent, due or to become due, or now existing or hereafter incurred, which may arise under, out of, or in connection with, Revolving Bank Facility or any other such obligations of any of the Revolving Bank Facility Obligors to the Revolving Bank Facility Administrative Agent or the Revolving Bank Facility Lenders under the Revolving Bank Facility Agreement, the other Financing Agreements (as defined in the Revolving Bank Facility Agreement) or under any other agreement among any of the Revolving Bank Facility Obligors and any of the Revolving Bank Facility Administrative Agent and the Revolving Bank Facility Lenders (including in respect of credit card facilities, cash management arrangements, and SWAP and other hedging arrangements, and all security therefor);

“Revolving Bank Facility Obligors” means, collectively, Sherritt, International Cobalt Company Inc., The Cobalt Refinery Company Inc., New Providence Metals Marketing Inc. and all other subsidiaries of Sherritt that are or may be, from time to time, party to a Financing Agreement (as defined in the Revolving Bank Facility Agreement);

“Sherritt” means Sherritt International Corporation;

“Sherritt Amalco” means 11722573 Canada Ltd., a wholly-owned subsidiary of Sherritt;

“Sherritt Entities” means, collectively, the Applicants, the Guarantors and each of Sherritt’s other direct and indirect wholly-owed subsidiaries, and, for certainty, shall include Amalgamated Sherritt as the context requires; and

“Tax Act” means the Income Tax Act (Canada) as amended and all regulations thereunder.

1.2	Certain Rules of Interpretation

For the purposes of this Plan:

(a)

Unless otherwise expressly provided herein, any reference in this Plan to an instrument, agreement or an order or an existing document or exhibit filed or to be filed means such instrument, agreement, order, document or exhibit as it may have been or may be amended, modified, restated or supplemented in accordance with its terms;

(b)

The division of this Plan into articles, sections, subsections, clauses and paragraphs is for convenience of reference only, and the descriptive headings of articles and sections are not intended as complete or accurate descriptions of the content thereof, none of which shall affect the construction or interpretation of this Plan;

(c)

The use of words in the singular or plural, or with a particular gender, including a definition, shall not limit the scope or exclude the application of any provision of this Plan to such Person (or Persons) or circumstances as the context otherwise permits;

(d)

The words “includes” and “including” and similar terms of inclusion shall not, unless expressly modified by the words “only” or “solely”, be construed as terms of limitation, but rather shall mean “includes but is not limited to” and “including but not limited to”, so that references to included matters shall be regarded as illustrative without being either characterizing or exhaustive;

(e)

Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends;

(f)

Unless otherwise provided, any reference to a statute or other enactment of parliament, a legislature or other Governmental Entity includes all rules, regulations, policies and blanket orders made thereunder, all amendments to or re-enactments of such statute or other enactment in force from time to time, and, if applicable, any statute or enactment that supplements or supersedes such statute or enactment;

(g)

References to a specific recital, article, section, subsection or clause shall, unless something in the subject matter or context is inconsistent therewith, be construed as references to that specific recital, article, section, subsection or clause of this Plan, whereas the terms “this Plan”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions shall be deemed to refer generally to this Plan and not to any particular recital, article, section, subsection, clause or other portion of this Plan and shall include any amended or restated Plan and any documents supplemental hereto; and

(h)	The word “or” is not exclusive.

1.3	Governing Law

This Plan shall be governed by and construed in accordance with the laws of Ontario and the federal laws of Canada applicable therein. All questions as to the interpretation or application of this Plan and all proceedings taken in connection with this Plan and its provisions shall be subject to the exclusive jurisdiction of the Court.

1.4	Currency

Unless otherwise stated, all references in this Plan to sums of money are expressed in, and all payments provided for herein shall be made in, Canadian Dollars.

1.5	Date for Any Action

If the date on which any action is required to be taken hereunder by a Person is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.6	Time

Time shall be of the essence in this Plan. Unless otherwise specified, all references to time expressed in this Plan and in any document issued in connection with this Plan mean local time in Toronto, Ontario, Canada, and any reference to an event occurring on a Business Day shall mean prior to 5:00 p.m. on such Business Day.

ARTICLE 2

TREATMENT OF AFFECTED PARTIES

2.1	Treatment of Noteholders

(a)	On the Effective Date, in accordance with the times and steps and in the sequence set forth in Section 4.2, and subject to the treatment of fractional interests in accordance with Section 4.4:

(i)	each Noteholder that is an Early Consenting Noteholder shall receive:

(A)

New Second Lien Notes in a principal amount equal to (1) the principal amount of Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (2) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date; and

(B)	its Noteholder Early Consent Cash Consideration; and

(ii)	each Noteholder that is not an Early Consenting Noteholder shall receive:

(A)

New Second Lien Notes in a principal amount equal to (1) the principal amount of Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (2) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date, in each case, all of which shall, and shall be deemed to, be received in exchange for each such Noteholder’s Existing Notes and in full and final settlement of its Existing Noteholder Claims.

(b)

On the Effective Date, the Existing Noteholder Claims shall, and shall be deemed to, have been irrevocably and finally extinguished; each Noteholder shall have no further right, title or interest in or to its Existing Notes or Existing Noteholder Claims; and the Existing Notes, the Existing Notes Indenture and any and all other Existing Note Documents shall be, and shall be deemed to be, cancelled and terminated, all pursuant to this Plan.

(c)	The reasonable and documented outstanding fees, expenses and disbursements of the Existing Indenture Trustee shall be paid by Amalgamated Sherritt pursuant to the Existing Notes Indenture.

(d)

All references to the principal amount of the Existing Notes or the Existing Noteholder Claims contained in this Plan shall refer to the principal amount of such Existing Notes or the Existing Noteholder Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

2.2	Treatment of CFA Lenders

(a)	On the Effective Date, in accordance with the times and steps and in the sequence set forth in Section 4.2, in respect of each Ambatovy Interests Electing CFA Lender:

(i)

each such CFA Lender shall receive its CFA Lender Pro Rata Share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt, all of which shall, and shall be deemed to, be received in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims;

(ii)

each such CFA Lender’s CFA Loan(s) and CFA Lender Claims shall, and shall be deemed to, have been irrevocably and finally extinguished, and such CFA Lender shall have no further right, title or interest in or to its CFA Loan(s) or CFA Lender Claims; and

(iii)

the CFA Loan Agreement(s) and any and all other CFA Loan Documents (or parts thereof) relating to such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, cancelled and terminated, and any and all security interests granted by Sherritt and/or the CFA Guarantor in respect of such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, released, discharged and extinguished,

all pursuant to this Plan.

(b)	On the Effective Date, in accordance with the times and steps and in the sequence set forth in Section 4.2, in respect of each Amended CFA Loan Electing CFA Lender:

(i)

each such CFA Lender shall receive an Amended CFA Loan in a principal amount equal to the principal amount of its CFA Loan outstanding as at the Effective Date, plus all accrued interest in respect thereof that has not been paid or capitalized as principal up to but excluding the Effective Date, in exchange for its CFA Loan(s) and in full and final settlement of its CFA Lender Claims;

(ii)

each such CFA Lender’s CFA Loan(s) and CFA Lender Claims shall, and shall be deemed to, have been irrevocably and finally extinguished, and such CFA Lender shall have no further right, title or interest in or to its CFA Loan(s) or CFA Lender Claims; and

(iii)

the CFA Loan Agreement(s) and all other CFA Loan Documents relating to such CFA Lender’s CFA Loan(s) shall be deemed to be amended pursuant to this Plan in order to reflect the CFA Loan Amended Terms and shall govern the Amended CFA Loans; any and all security interests granted by Sherritt in respect of such CFA Lender’s CFA Loan(s) shall be, and shall be deemed to be, released, discharged and extinguished; and any and all security interests granted by the CFA Guarantor in respect of such CFA Lender’s CFA Loan(s) shall be deemed to have been granted in respect of such CFA Lender’s Amended CFA Loan(s), all pursuant to this Plan.

(c)

All references to the principal amount of the CFA Loans or the CFA Lender Claims contained in this Plan shall refer to the principal amount of such CFA Loans or the CFA Lender Claims excluding any make-whole premiums, redemption premiums or other similar premiums.

2.3	Alternative CFA Lender Transaction

(a)

Notwithstanding Section 2.2, the Applicants shall have the right, on or prior to the Effective Date, to implement (i) the exchange of the CFA Loans for (A) the Ambatovy Shares and the Ambatovy Debt or (B) Amended CFA Loans on a contractual basis with the CFA Lenders outside of this Plan, or (ii) such other transaction in respect of the CFA Loans that may be acceptable to the Applicants, the CFA Guarantor and the CFA Lenders and that is not materially inconsistent with the effect of the exchange of the CFA Loans for (A) the Ambatovy Shares and the Ambatovy Debt or (B) Amended CFA Loans either pursuant to the Plan or on a contractual basis with the CFA Lenders outside of this Plan (in each case, an “Alternative CFA Lender Transaction”).

(b)

The Applicants shall be entitled to make such amendments to this Plan as are necessary or desirable to reflect the implementation of an Alternative CFA Lender Transaction at the discretion of the Applicants.

ARTICLE 3 ISSUANCES, DISTRIBUTIONS AND PAYMENTS

3.1	Delivery of Noteholder Early Consent Cash Consideration

The payment by Amalgamated Sherritt on the Effective Date of Noteholder Early Consent Cash Consideration shall be effected through the delivery of cash in the aggregate amount of the Noteholder Early Consent Cash Consideration payable to the Early Consenting Noteholders by Amalgamated Sherritt to CDS for distribution to the Early Consenting Noteholders as of the Effective Date in accordance with CDS’s customary practices.

3.2	Delivery of New Second Lien Notes

The delivery of the New Second Lien Notes to be issued to the Noteholders pursuant to this Plan shall be made by way of issuance by Amalgamated Sherritt on the Effective Date of a global note issued in the name of CDS (or its nominee) in respect of the Noteholders. CDS and the applicable Intermediaries shall then make delivery of the New Second Lien Notes to the ultimate beneficial recipients thereof entitled to receive the New Second Lien Notes pursuant to this Plan pursuant to standing instructions and customary practices of CDS and such Intermediaries.

3.3	Delivery of Ambatovy Shares and Ambatovy Debt

The delivery of the Ambatovy Shares and Ambatovy Debt to the CFA Lenders pursuant to this Plan shall be made on or as soon as practicable after the Effective Date.

3.4	No Liability in respect of Deliveries

(a)

None of the Applicants, nor their respective directors, officers, agents or advisors, shall have any liability or obligation in respect of any deliveries, directly or indirectly, from, as applicable, (i) the Existing Indenture Trustee, (ii) the New Indenture Trustee, (iii) CDS or (iv) the Intermediaries, in each case to the ultimate beneficial recipients of any consideration payable or deliverable by the Applicants pursuant to this Plan.

(b)

The Indenture Trustees shall not incur, and each is hereby released from, any liability as a result of carrying out any provisions of this Plan and any actions related or incidental thereto, save and except for any gross negligence or wilful misconduct on its part (as determined by a final, non-appealable judgment of a court of competent jurisdiction). On the Effective Date after the completion of the transactions set forth in Section 4.2, all duties and responsibilities of the Existing Indenture Trustee arising under or related to the Existing Notes shall be discharged except to the extent required in order to effectuate this Plan.

3.5	Surrender and Cancellation of Existing Notes

On the Effective Date, CDS (or its nominee) (as registered holder of the Existing Notes on behalf of the Noteholders) and each other Person who holds Existing Notes in registered form on the Effective Date shall surrender, or cause the surrender of, the certificate(s) representing the Existing Notes to the Existing Indenture Trustee for cancellation in exchange for the consideration payable to Noteholders pursuant to Section 2.1. For certainty, notwithstanding whether or not the foregoing is complied with, the Existing Notes shall be deemed to be cancelled pursuant to this Plan in accordance with the steps set forth in Section 4.2.

3.6	Application of Plan Distributions

All amounts paid or payable hereunder on account of the Debtholder Claims (including, for greater certainty, any securities received hereunder) shall be applied (i) first, in respect of the accrued but unpaid interest on such Obligations, and (ii) second, in respect of the principal amount of the Obligations to which such Debtholder Claims relate.

3.7	Withholding Rights

The Applicants and the CFA Guarantor shall be entitled to deduct and withhold from any consideration or other amount deliverable or otherwise payable to any Person hereunder such amounts as the Applicants or the CFA Guarantor, as applicable, may be required to deduct or withhold with respect to such payment under the Income Tax Act (Canada), or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended, provided that any such right to deduct or withhold shall not otherwise change or modify the Applicants’ or the CFA Guarantor’s, as applicable, obligations in respect of withholding taxes under the terms of the Existing Notes Indenture, the CFA Loan Agreements and any and all other Debt Documents. To the extent that amounts are so deducted or withheld, such deducted or withheld amounts shall be treated for all purposes hereof as having been paid to the relevant Person in respect of which such deduction and withholding was made, provided that such deducted or withheld amounts are actually remitted to the appropriate Governmental Entity.

ARTICLE 4

IMPLEMENTATION

4.1	Corporate Authorizations

The adoption, execution, delivery, implementation and consummation of all matters contemplated under this Plan involving corporate action of any of the Applicants will occur and be effective as of the Effective Date (or such other date as the Applicants may agree, acting reasonably), and will be authorized and approved under this Plan and by the Court, where appropriate, as part of the Final Order, in all respects and for all purposes without any requirement of further action by shareholders, directors or officers of the Applicants. All necessary approvals to take actions shall be deemed to have been obtained from the directors or the shareholders of the Applicants, as applicable.

4.2	Effective Date Transactions

Commencing at the Effective Time, the following events or transactions will occur, or be deemed to have occurred and be taken and effected, in the following order in five minute increments (unless otherwise indicated) and at the times set out in this Section 4.2 (or in such other manner or order or at such other time or times as the Applicants may agree, acting reasonably), without any further act or formality required on the part of any Person, except as may be expressly provided herein:

(a)	Sherritt and Sherritt Amalco shall be, and shall be deemed to be, amalgamated and continued as one corporation (“Amalgamated Sherritt”) under the CBCA in accordance with the following:

(i)	Name. The name of Amalgamated Sherritt shall be “Sherritt International Corporation”;

(ii)

Registered Office. The registered office of Amalgamated Sherritt shall be located in the City of Toronto in the Province of Ontario. The address of the registered office of Amalgamated Sherritt shall be 22 Adelaide Street West, Suite 4220, Bay Adelaide Centre, East Tower, Toronto ON M5H 4E3, Canada;

(iii)	Restrictions on Business. There shall be no restrictions on the business that Amalgamated Sherritt may carry on;

(iv)	Articles. The articles of Sherritt, as in effect immediately prior to the Amalgamation, shall be deemed to be the articles of Amalgamated Sherritt;

(v)

Directors. Amalgamated Sherritt shall have a minimum of 3 directors and a maximum of 15 directors, until changed in accordance with the CBCA. Until changed by shareholders of Amalgamated Sherritt, or by the directors of Amalgamated Sherritt in accordance with the CBCA, the directors of Sherritt, as in effect immediately prior to the Amalgamation, shall be deemed to be the directors of Amalgamated Sherritt;

(vi)

Shares. All shares of Sherritt Amalco shall be cancelled without any repayment of capital in respect thereof; no shares will be issued by Amalgamated Sherritt in connection with the Amalgamation and all shares of Sherritt prior to the Amalgamation shall be unaffected and shall continue as shares of Amalgamated Sherritt;

(vii)

Stated Capital. The stated capital account in respect of the common shares of Amalgamated Sherritt will be equal to the stated capital account in respect of the common shares of Sherritt immediately prior to the Amalgamation;

(viii)	By-laws. The by-laws of Sherritt, as in effect immediately prior to the Amalgamation, shall be deemed to be the by-laws of Amalgamated Sherritt;

(ix)	Effect of Amalgamation. The provisions of subsection 186(a) to (g) of the CBCA shall apply to the Amalgamation with the result that:

(A)	the amalgamation of the amalgamating corporations and their continuance as one corporation becomes effective;

(B)	the property of each amalgamating corporation continues to be the property of Amalgamated Sherritt;

(C)	Amalgamated Sherritt continues to be liable for the obligations of each amalgamating corporation;

(D)	an existing cause of action, claim or liability to prosecution is unaffected;

(E)	a civil, criminal or administrative action or proceeding pending by or against an amalgamating corporation may be continued to be prosecuted by or against Amalgamated Sherritt;

(F)	a conviction against, or ruling, order or judgment in favour of or against, an amalgamating corporation may be enforced by or against Amalgamated Sherritt; and

(G)

the Articles of Arrangement are deemed to be the articles of incorporation of Amalgamated Sherritt and the Certificate of Arrangement is deemed to be the certificate of incorporation of Amalgamated Sherritt.

(b)	The following shall occur concurrently:

(i)	Amalgamated Sherritt, the New Notes Guarantors and the New Indenture Trustee shall enter into the New Notes Indenture and the other New Note Documents;

(ii)	in exchange for the Existing Notes, and in full and final settlement of the Existing Noteholder Claims, Amalgamated Sherritt shall issue and/or pay, as applicable:

(A)	to each Noteholder that is an Early Consenting Noteholder:

(1)

New Second Lien Notes in an aggregate principal amount equal to (I) the aggregate principal amount of the Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (II) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date; and

(2)	its Noteholder Early Consent Cash Consideration; and

(B)

to each Noteholder that is not an Early Consenting Noteholder, New Second Lien Notes in an aggregate principal amount equal to (I) the aggregate principal amount of the Existing Notes held by such Noteholder as at the Effective Date multiplied by the Notes Exchange Ratio, plus (II) the aggregate amount of all accrued and unpaid interest outstanding in respect of its Existing Notes (calculated at the contractual non-default rate) up to but not including the Effective Date;

(iii)

the Existing Noteholder Claims shall, and shall be deemed to be, irrevocably and finally extinguished and the Noteholders shall have no further right, title or interest in or to the Existing Notes or their respective Existing Noteholder Claims; and

(iv)

the Existing Notes, the Existing Notes Indenture and any and all other Existing Note Documents shall be irrevocably cancelled and terminated, provided that the Existing Notes Indenture shall remain in effect solely to allow the Existing Indenture Trustee to make the distributions set forth in this Plan.

(c)	The following shall occur in sequence:

(i)

the CFA Guarantor shall declare a dividend or repayment of capital in the aggregate amount of the Obligations under the CFA Loans, payable to Amalgamated Sherritt which shall be satisfied through the issuance of a demand promissory note of the CFA Guarantor (the “CFA Note”) to Amalgamated Sherritt; and

(ii)

the CFA Guarantor shall satisfy the CFA Note through the assumption of all of Amalgamated Sherritt’s Obligations under the CFA Loans, the CFA Loan Agreements and all other CFA Loan Documents, and (A) Amalgamated Sherritt shall be, and shall be deemed to be, fully, finally and irrevocably released and discharged from all Obligations in respect of the CFA Loans, the CFA Loan Agreements and all other CFA Loan Documents; any and all security interests granted by Sherritt in respect of the CFA Loans shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan; and all CFA Lender Claims as against Amalgamated Sherritt shall, and shall be deemed to be, irrevocably and finally extinguished, and (B) the CFA Note shall be, and shall be deemed to be, fully repaid and satisfied, and Amalgamated Sherritt shall deliver the CFA Note back to the CFA Guarantor as consideration for the assumption of the Obligations under the CFA Loans, the CFA Loan Agreements and all other CFA Loan Documents.

(d)	The following shall occur concurrently with respect to each Ambatovy Interests Electing CFA Lender:

(i)

the CFA Guarantor shall transfer, or cause to be transferred, to each Ambatovy Interests Electing CFA Lender its CFA Lender Pro Rata Share of the AMSA Shares, the DMSA Shares and the Ambatovy Debt in consideration for an aggregate amount equal to the amount of the Obligations outstanding under the CFA Loan(s) owing to each such Ambatovy Interests Electing CFA Lender, which amount shall be satisfied through the full and final set-off, settlement, repayment and exchange of each such Ambatovy Interests Electing CFA Lender’s CFA Loans and CFA Lender Claims;

(ii)

the CFA Guarantor shall be, and shall be deemed to be, fully, finally and irrevocably released and discharged from all Obligations in respect of each such Ambatovy Interests Electing CFA Lender’s CFA Loans and the CFA Loan Agreements and all other CFA Loan Documents relating to each such Ambatovy Interests Electing CFA Lender’s CFA Loans; each such Ambatovy Interests Electing CFA Lender’s CFA Loans and CFA Lender Claims shall, and shall be deemed to be, irrevocably and finally extinguished; any and all security interests granted by the CFA Guarantor in respect of each such Ambatovy Interests Electing CFA Lender’s CFA Loans shall be, and shall be deemed to be, released, discharged and extinguished pursuant to this Plan; and each such Ambatovy Interests Electing CFA Lender shall have no further right, title or interest in or to its CFA Loans or CFA Lender Claims; and

(iii)	the CFA Loan Agreements and all other CFA Loan Documents (or parts thereof) relating to each such Ambatovy Interests Electing CFA Lender’s CFA Loan(s) shall be irrevocably cancelled and terminated.

(e)	Concurrently with the steps set forth in subsection 4.2(d) above, the following shall occur concurrently with respect to each Amended CFA Loans Electing CFA Lender:

(i)

each Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall be exchanged for Amended CFA Loan(s) in a principal amount equal to the principal amount of its CFA Loan(s) outstanding as at the Effective Date, plus all accrued interest in respect thereof that has not been paid or capitalized as principal up to but excluding the Effective Date, in full and final set-off, settlement, repayment and exchange of each such Amended CFA Loans Electing CFA Lender’s CFA Loans and CFA Lender Claims;

(ii)	each such Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall, and shall be deemed to be, irrevocably and finally extinguished, and each such Amended CFA Loans Electing CFA Lender shall have no further right, title or interest in or to its CFA Loans; and

(iii)

the CFA Loan Agreements and all other CFA Loan Documents relating to such Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall be deemed to be amended pursuant to this Plan in order reflect the CFA Loan Amended Terms and shall govern the Amended CFA Loans, and any and all security interests granted by the CFA Guarantor in respect of each such Amended CFA Loans Electing CFA Lender’s CFA Loan(s) shall be deemed to have been granted by the CFA Guarantor in respect of each such Amended CFA Loans Electing CFA Lender’s Amended CFA Loan(s).

(f)	The releases referred to in Section 5.1 shall become effective.

4.3	Other Implementation Steps

The Applicants and the other Sherritt Entities may undertake, at their sole discretion, any other corporate steps or transactions necessary or desirable to implement this Plan on the terms set out herein (as may be amended pursuant to the terms hereof) in any manner and on such date(s) and/or time(s) determined by the Applicants in their sole discretion.

4.4	Fractional Interests

(a)

The New Second Lien Notes issued pursuant to this Plan shall be issued in minimum increments of $1,000, and the amount of New Second Lien Notes that each Noteholder shall be entitled to under this Plan shall in each case be rounded down to the nearest multiple of $1,000 without compensation therefor.

(b)

All payments made in cash pursuant to this Plan shall be made in minimum increments of $0.01, and the amount of any payments to which a Person may be entitled to under this Plan shall be rounded down to the nearest multiple of $0.01.

4.5	Calculations

All calculations made by the Applicants pursuant to this Plan shall be conclusive, final and binding on all Persons affected by this Plan.

ARTICLE 5

RELEASES

5.1	Release of Released Parties

At the applicable time pursuant to Section 4.2, each of the Released Parties shall be released and discharged from all present and future actions, causes of action, damages, judgments, executions, obligations, liabilities and Claims of any kind or nature whatsoever arising on or prior to the Effective Date in connection with the Existing Notes, the Existing Note Documents, the CFA Loans, the CFA Loan Documents, any and all Ambatovy Shares and Ambatovy Debt transferred pursuant to this Plan, the Arrangement, the Arrangement Agreement, this Plan, the CBCA

Proceedings and any other proceedings commenced with respect to or in connection with this Plan, the transactions contemplated hereunder, and any other actions or matters related directly or indirectly to the foregoing, provided that nothing in this paragraph shall release or discharge (i) any of the Released Parties from or in respect of their respective obligations under this Plan or any Order or document ancillary thereto (including, for greater certainty, to the extent applicable, any of the CFA Guarantor’s obligations under any Amended CFA Loan(s) issued pursuant to this Plan to any Amended CFA Loan Electing CFA Lender(s)), or (ii) any Released Party from liabilities or claims attributable to such Released Party’s fraud, gross negligence or wilful misconduct, as determined by the final, non-appealable judgment of a court of competent jurisdiction.

5.2	Injunctions

All Persons are permanently and forever barred, estopped, stayed and enjoined, on and after the Effective Date, with respect to any and all Released Claims, from (i) commencing, conducting or continuing in any manner, directly or indirectly, any action, suits, demands or other proceedings of any nature or kind whatsoever of any Person against the Released Parties, as applicable; (ii) enforcing, levying, attaching, collecting or otherwise recovering or enforcing by any manner or means, directly or indirectly, any judgment, award, decree or order against the Released Parties; (iii) creating, perfecting, asserting or otherwise enforcing, directly or indirectly, any lien or encumbrance of any kind against the Released Parties or their property; or (iv) taking any actions to interfere with the implementation or consummation of this Plan or the transactions contemplated hereunder; provided, however, that the foregoing shall not apply to the enforcement of any obligations under this Plan or any document, instrument or agreement executed to implement this Plan.

ARTICLE 6

CONDITIONS PRECEDENT AND IMPLEMENTATION

6.1	Conditions to Plan Implementation

The implementation of this Plan shall be conditional upon the fulfillment, satisfaction or waiver (to the extent permitted by Section 6.2) of the following conditions:

(a)	the Arrangement Agreement shall be in full force and effect and shall have not been terminated by the Applicants;

(b)

this Plan and the transactions contemplated hereby shall be consistent with the terms of the transactions described in the Circular in all material respects, subject to any amendments to this Plan permitted by the terms hereof or as otherwise permitted by the Court;

(c)	this Plan shall have been approved by the requisite majorities of affected stakeholders as and to the extent required in the Interim Order or as otherwise ordered by the Court;

(d)

this Plan shall have been approved by the Court pursuant to the Final Order, the implementation, operation or effect of which shall not have been stayed, varied in a manner not acceptable to the Applicants, vacated or subject to pending appeal;

(e)

all material filings required under applicable Laws in connection with the Arrangement shall have been made and any material regulatory or third party consents or approvals that are required in connection with the Arrangement shall have been obtained and, in the case of waiting or suspensory periods, such waiting or suspensory periods shall have expired or been terminated;

(f)

there shall not be in effect any preliminary or final decision, order or decree by a Governmental Entity, no application shall have been made to any Governmental Entity, and no action or investigation shall have been announced, threatened in writing or commenced by any Governmental Entity, in consequence of or in connection with the Arrangement that restrains, prohibits or materially impedes (or if granted would reasonably be expected to restrain, prohibit or materially impede) the Arrangement, or requires or proposes to require a material variation to the Arrangement that is not acceptable to the Applicants;

(g)	no Law shall have been passed and become effective, the effect of which makes the consummation of this Plan illegal;

(h)	the terms of the Revolving Bank Facility shall be amended, prior to or concurrently with the implementation of this Plan, to reflect the Revolving Bank Facility Amendments; and

(i)

the Applicants shall have completed all necessary corporate actions and proceedings as they deem necessary or advisable, in their reasonable discretion, in connection with the Arrangement and this Plan.

6.2	Waiver of Conditions

The Applicants may at any time and from time to time waive the fulfillment or satisfaction, in whole or in part, of the conditions set out herein, provided however that the condition set out in Section 6.1(d) cannot be waived.

6.3	Effectiveness

This Plan will become effective in the sequence described in Section 4.2 on the filing of the Articles of Arrangement and the issuance of the Certificate of Arrangement, and shall, from and after the Effective Time, be binding on and enure to the benefit of the Applicants and the other Sherritt Entities, the Debtholders, the Indenture Trustees, the Released Parties and all other Persons named or referred to in, or subject to, this Plan and their respective successors and assigns and their respective heirs, executors, administrators and other legal representatives, successors and assigns. The Articles of Arrangement shall be filed and the Certificate of Arrangement shall be issued in each case with respect to the Arrangement in its entirety. The Certificate of Arrangement shall be conclusive evidence that the Arrangement has become effective and that each of the provisions in Section 4.2 has become effective in the sequence set forth therein. No portion of this Plan shall take effect with respect to any party or Person until the Effective Time.

6.4	Revolving Bank Facility Obligations Unaffected

Notwithstanding any other provision of this Plan, (i) nothing herein shall affect the Revolving Bank Facility Obligations, and (ii) all rights, interests, claims and entitlements of the Revolving Bank Facility Administrative Agent and the Revolving Bank Facility Lenders under and in respect of the Revolving Bank Facility Agreement, the other Financing Agreements (as defined in the Revolving Bank Facility Agreement), and all other Revolving Bank Facility Obligations and related agreements shall remain unaffected in all respects by this Plan (including all transactions, releases, injunctions, waivers and deeming provisions contemplated herein). Without limiting the foregoing, the provisions of Article 5 and Sections 6.3, 7.1, 7.2 and 7.4 shall not apply to the Revolving Bank Facility Administrative Agent, the Revolving Bank Facility Lenders or the Revolving Bank Facility Obligations, and the term Persons, as used therein, shall exclude the Revolving Bank Facility Administrative Agent and the Revolving Bank Facility Lenders in respect of the Revolving Bank Facility Obligations.

ARTICLE 7

GENERAL

7.1	Deemed Consents, Waivers and Agreements

At the Effective Time:

(a)	each Debtholder shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety;

(b)

each Sherritt Entity and Debtholder shall be deemed to have executed and delivered to the other parties all consents, releases, assignments and waivers, statutory or otherwise, required to implement and carry out this Plan in its entirety; and

(c)

all consents, releases, assignments and waivers, statutory or otherwise, required from any Person to implement and carry out this Plan in its entirety shall be deemed to have been executed and delivered to the Applicants.

7.2	Waiver of Defaults

From and after the Effective Time, all Persons named or referred to in, or subject to, this Plan shall be deemed to have consented and agreed to all of the provisions of this Plan in its entirety. Without limiting the foregoing, from and after the Effective Time, all Persons shall be deemed to have:

(a)

waived any and all defaults or events of default, third-party change of control rights or any non-compliance with any covenant, warranty, representation, term, provision, condition or obligation, expressed or implied, in any contract, instrument, credit document, lease, licence, guarantee, agreement for sale or other agreement, written or oral, in each case relating to, arising out of, or in connection with, the Debt, the Debt Documents, the Arrangement, the Arrangement Agreement, this Plan, the transactions contemplated hereunder, the CBCA Proceedings and any other proceedings commenced with respect to or in connection with this Plan and any and all amendments or supplements thereto. Any and all notices of default and demands for payment or any step or proceeding taken or commenced in connection with any of the foregoing shall be deemed to have been rescinded and of no further force or effect, provided that nothing shall be deemed to excuse the Applicants or the other Sherritt Entities, as applicable, and their respective successors and assigns from performing their obligations under this Plan or any contract or agreement entered into pursuant to, in connection with, or contemplated by, this Plan; and

(b)

agreed that if there is any conflict between the provisions of any agreement or other arrangement, written or oral, existing between such Person and any of the Applicants prior to the Effective Date and the provisions of this Plan, then the provisions of this Plan take precedence and priority and the provisions of such agreement or other arrangement are deemed to be amended accordingly, provided, however, that notwithstanding any other provision of this Plan, nothing herein shall affect the obligations of any of the Applicants to any employee thereof in their capacity as such, including any contract of employment between any Person and any of the Applicants.

7.3	Compliance with Deadlines

The Applicants have the right to waive strict compliance with the Early Consent Deadline, and the right to waive strict compliance with any election or other deadlines pursuant to this Plan, and shall be entitled to waive any deficiencies with respect to any forms or other documentation submitted pursuant to this Plan.

7.4	Paramountcy

From and after the Effective Date, any conflict between this Plan and the covenants, warranties, representations, terms, conditions, provisions or obligations, expressed or implied, of any contract, mortgage, security agreement, indenture, trust indenture, loan agreement, commitment letter, by-laws or other agreement, written or oral, and any and all amendments or supplements thereto existing between one or more of the Debtholders and any one or more of the Applicants and/or the Guarantors with respect to the Debt Documents as at the Effective Date shall be deemed to be governed by the terms, conditions and provisions of this Plan and the Final Order, which shall take precedence and priority.

7.5	Deeming Provisions

In this Plan, the deeming provisions are not rebuttable and are conclusive and irrevocable.

7.6	Modification of Plan

(a)

The Applicants reserve the right to amend, restate, modify and/or supplement this Plan at any time and from time to time, provided that (except as provided in subsection (d) below) any such amendment, restatement, modification or supplement must be contained in a written document that is (i) filed with the Court and, if made following the Debtholders’ Meeting, approved by the Court, and (ii) communicated to the Debtholders in the manner required by the Court (if so required).

(b)

Any amendment, restatement, modification or supplement to this Plan may be proposed by the Applicants at any time prior to or at the Debtholders’ Meeting, with or without any prior notice or communication (other than as may be required under the Interim Order), and if so proposed and accepted at the Debtholders’ Meeting, shall become part of this Plan for all purposes.

(c)

Any amendment, restatement, modification or supplement to this Plan may be made by the Applicants, at any time and from time to time, without requiring further approval at Debtholders’ Meeting or the filing with, or approval of, the Court, in order to reflect the Alternative CFA Lender Transaction, if such Alternative CFA Lender Transaction is agreed to by the Applicants and the applicable CFA Lender(s), as set out in Section 2.3.

(d)

Any amendment, restatement, modification or supplement to this Plan may be made following the Debtholders’ Meeting by the Applicants, without requiring filing with, or approval of, the Court, provided that it concerns a matter which is of an administrative nature and is required to better give effect to the implementation of this Plan and is not materially adverse to the financial or economic interests of any of the Debtholders.

7.7	Notices

Any notice or other communication to be delivered hereunder must be in writing and refer to this Plan and may, as hereinafter provided, be made or given by personal delivery, prepaid mail or email addressed to the respective parties as follows:

(a)	if to the Applicants, at:

Sherritt International Corporation

c/o Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario

M5H 2S7

Attention:         Robert J. Chadwick and Caroline Descours

Email:               rchadwick@goodmans.ca

                          cdescours@goodmans.ca

(b)	if to the Noteholders, to the address for the Existing Indenture Trustee on behalf of the Noteholders;

(c)	if to a CFA Lender, to the address for such CFA Lender as shown on Sherritt’s books and records,

or to such other address as any party above may from time to time notify the others in accordance with this Section 7.7. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by email and any notice or other communication given or made by prepaid mail within the five (5) Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. Any such notices and communications so given or made, in the case of notice by way of personal delivery or email, shall be deemed to have been given or made and to have been received on the day of delivery or of emailing, as applicable, if received on a Business Day before 5:00 p.m. (local time), or on the next following Business Day if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day. Otherwise, such communication shall be deemed to have been given and made and to have been received on the fifth Business Day following the date on which such notice or other communication is mailed. The unintentional failure by the Applicants to give a notice contemplated hereunder to any particular Debtholder shall not invalidate this Plan or any action taken by any Person pursuant to this Plan.

7.8	Further Assurances

Notwithstanding that the transactions and events set out herein will occur and be deemed to occur in the order set out in this Plan without any further act or formality, each of the Persons named or referred to in, affected by or subject to, this Plan will make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of this Plan and to give effect to the transactions contemplated herein. For greater certainty, and without limiting any other provision of this Plan, each of the CFA Lenders, and any of their respective successors or assigns, shall take such steps, execute and submit such documents and complete such filings as necessary or desirable to effectuate the transactions contemplated hereby.

APPENDIX D

ARRANGEMENT AGREEMENT

SEE ATTACHED

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT is made as of the 25th day of February, 2020 (the “Agreement”).

BETWEEN:

SHERRITT INTERNATIONAL CORPORATION, a corporation existing under the laws of Canada (“Sherritt”)

– and –

11722573 CANADA LTD., a corporation incorporated under the laws of Canada (“Sherritt Amalco”)

RECITALS:

A. Sherritt and Sherritt Amalco intend to apply to the Ontario Superior Court of Justice (Commercial List) (the “Court”) for an order approving the arrangement (the “Arrangement”), pursuant to Section 192 of the Canada Business Corporations Act (the “CBCA”), as set forth in the plan of arrangement (as may be amended, modified and/or supplemented, the “Plan of Arrangement”) a copy of which is attached hereto as Schedule “A”; and

B. Sherritt and Sherritt Amalco (collectively, the “Parties”) wish to enter into this Agreement to formalize certain matters relating to the foregoing and other matters relating to the Plan of Arrangement;

NOW THEREFORE THIS AGREEMENT WITNESSES THAT, in consideration of the premises and the covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties covenant and agree as follows:

Article 1

INTERPRETATION

1.01	Definitions

All capitalized terms not defined in this Agreement shall have the meaning ascribed to them in the Plan of Arrangement.

1.02	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections and schedules and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.03	Article References

Unless reference is specifically made to some other document or instrument, all references herein to articles, sections and schedules are to articles, sections and schedules of this Agreement.

1.04	Incorporation of Schedules

The following schedules are incorporated into and form an integral part of this Agreement:

Schedule A – Plan of Arrangement

1.05	Extended Meanings

Unless the context otherwise requires, words importing the singular number shall include the plural and vice versa; words importing any gender shall include all genders; and words importing persons shall include individuals, partnerships, associations, bodies corporate, trusts, unincorporated organizations, governments, regulatory authorities, and other entities.

1.06	Date for any Action

In the event that any date on which any action required to be taken hereunder by any of the Parties hereto is not a Business Day in the place where the action is required to be taken, such action shall be required to be taken on the next succeeding day which is a Business Day in such place.

1.07	Entire Agreement

This Agreement, together with the schedules attached hereto, constitutes the entire agreement among the Parties pertaining to the subject matter hereof and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, among the Parties with respect to the subject matter hereof.

1.08	Governing Law

This Agreement will be governed by, interpreted and enforced in accordance with the laws of the province of Ontario and the federal laws of Canada. All questions as to the interpretation or application of this Agreement and all proceedings taken in connection with this Agreement and its provisions shall be subject to the exclusive jurisdiction of the Court.

Article 2

THE ARRANGEMENT

2.01	Arrangement

Sherritt and Sherritt Amalco shall apply to the Court pursuant to Section 192 of the CBCA for an order approving the Arrangement and in connection with such application shall:

(a)	proceed with and diligently prosecute an application for the Final Order; and

(b)

subject to obtaining the approvals contemplated in the Plan of Arrangement and such other conditions precedent to the implementation of the Arrangement (as set out herein and in the Plan of Arrangement), take steps necessary to submit the Arrangement to the Court and apply for the Final Order.

Subject to the fulfillment or waiver of the conditions set forth herein (including, for certainty, the Plan of Arrangement), the Parties shall deliver to the CBCA Director, immediately following fulfillment or waiver, as applicable, of such conditions, articles of arrangement and such other documents as may be required to give effect to the Arrangement.

Article 3

COVENANTS

3.01	General Covenants

Each Party covenants with the other Party that it will:

(a)

make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them to carry out the full intent and meaning of the Plan of Arrangement and to give effect to the transactions contemplated therein, both prior to and following the Effective Date;

(b)	use all reasonable efforts to cause each of the conditions precedent set forth in Section 5.01 hereof which are within its control to be satisfied on or before the Effective Date; and

(c)	not take any action that would be knowingly contrary with the transactions contemplated by this Agreement and the Plan of Arrangement.

3.02	Additional Covenants of the Parties

Each Party further covenants and agrees that it will, as applicable:

(a)	submit the Arrangement to the Court and apply for the Final Order;

(b)

perform the obligations and take the actions required to be performed by it under this Agreement and the Plan of Arrangement, and do all such other acts and things as may be necessary, or within the reasonable discretion of such Party desirable, and within its power and control in order to carry out and give effect to the transactions contemplated by this Agreement and the Plan of Arrangement, including (without limitation) using commercially reasonable efforts to:

(i)	effect the issuances, deliveries and payments set forth in Sections 3.1 to 3.3 of the Plan of Arrangement;

(ii)	carry out the Effective Date transactions set forth in Section 4.2 of the Plan of Arrangement;

(iii)	obtain the approvals provided for in the Interim Order;

(iv)	obtain the Final Order; and

(v)	obtain such other material consents, approvals and/or waivers as are necessary for the implementation of the Arrangement;

(c)

upon issuance of the Final Order and subject to the conditions precedent in Article 5 hereof and Section 6.1 of the Plan of Arrangement, proceed to file the Articles of Arrangement, the Final Order and all related documents with the CBCA Director in accordance with the CBCA; and

(d)	file such materials, together with other disclosure materials required to be filed in accordance with applicable corporate and securities laws, in a timely and expeditious manner.

Article 4

REPRESENTATIONS AND WARRANTIES

4.01	Representations and Warranties of the Parties

Each Party represents and warrants to the other Party as follows, and acknowledges that the other Party is relying upon such representations and warranties:

(a)

such Party is an entity duly formed and validly existing under the laws of the jurisdiction of its organization and has the power and capacity to enter into this Agreement, and to perform its obligations hereunder;

(b)

the execution and delivery of this Agreement and all documents to be delivered pursuant hereto and the completion of the transactions contemplated hereby do not and will not, to the best of the knowledge of such Party who have been involved in the discussions concerning the Plan of Arrangement:

(i)	result in any violation of the provisions of the articles or by-laws or similar organizational documents of such Party; and

(ii)

violate or conflict with any judgment, order, statute, law, ordinance, rule or regulation applicable to such Party or any of its properties or assets, except, in the case for violations or conflicts that, individually or in the aggregate, would not reasonably be expected to have a material adverse effect on such Party’s ability to execute and deliver this Agreement and to consummate the transactions contemplated hereby; and

(c)

the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly approved by the board of directors or applicable governance committee of such Party and this Agreement constitutes a valid and binding obligation of such Party enforceable against it in accordance with its terms.

Article 5

CONDITIONS PRECEDENT

5.01	Mutual Conditions Precedent

The respective obligations of the Parties to complete the transactions contemplated by this Agreement shall be subject to the fulfilment or satisfaction, on or before the Effective Date, of each of the following conditions, any of which (that are in favour of the Parties) may be waived collectively by them without prejudice to their right to rely on any other condition:

(a)	the conditions precedent set out in Article 6.1 of the Plan of Arrangement shall have been fulfilled, satisfied or waived pursuant to the terms of the Plan of Arrangement; and

(b)	the Parties shall have taken all necessary corporate actions and proceedings in connection with, and in order to give effect to, the Plan of Arrangement.

Article 6

NOTICES

6.01	Notices

Any notices or communication to be made or given hereunder shall be in writing (including by e-mail) and be made or given by the person making or giving it or by any agent of such person authorized for that purpose by personal delivery, by prepaid courier delivery or by e-mail addressed to the respective Parties as follows:

If to Sherritt or Sherritt Amalco:

Sherritt International Corporation

22 Adelaide Street West, Suite 4220

Toronto, Ontario M5H 4E3

Canada

Attention: David Pathe / Ward Sellers

E-mail:     david.pathe@sherritt.com / ward.sellers@sherritt.com

with a copy to:

Goodmans LLP

333 Bay Street, Suite 3400

Toronto, Ontario M5H 2S7

Canada

Attention: Robert J. Chadwick / Caroline Descours

E-mail:     rchadwick@goodmans.ca / cdescours@goodmans.ca

or to such other address as any Party may from time to time notify the others in accordance with this Section 6.01. In the event of any strike, lock-out or other event which interrupts postal service in any part of Canada, all notices and communications during such interruption may only be given or made by personal delivery or by e-mail and any notice or other communication given or made by prepaid mail within the five Business Day period immediately preceding the commencement of such interruption, unless actually received, shall be deemed not to have been given or made. All such notices and communications so given or made shall be deemed to have been received, in the case of notice by e-mail or by personal delivery prior to 5:00 p.m. (local time) on a Business Day, when received or if received after 5:00 p.m. (local time) on a Business Day or at any time on a non-Business Day, on the next following Business Day and, in the case of notice mailed as aforesaid, on the fifth Business Day following the date on which such notice or other communication is mailed.

Article 7

AMENDMENT

7.01	Amendments

This Agreement may, at any time and from time to time, but not later than the Effective Date, be amended in any respect whatsoever by written agreement of the Parties hereto without, subject to applicable law, further notice to or authorization on the part of their respective securityholders.

7.02	Termination

This Agreement shall be terminated if an agreement to terminate it is executed and delivered by all Parties or may be terminated by any Party on written notice to the other Party upon any termination of the CBCA Proceedings.

Article 8

GENERAL

8.01	Binding Effect

This Agreement shall be binding upon and enure to the benefit of the Parties hereto and their respective successors and permitted assigns. This Agreement shall be solely for the benefit of the Parties hereto and no other Person shall be a third party beneficiary hereof.

8.02	No Assignment

No Party may assign its rights or obligations under this Agreement without the consent of the other Party.

8.03	Equitable Remedies

All covenants herein shall be qualified as to applicable bankruptcy and other laws affecting the enforcement of creditors’ rights generally and to the effect that specific performance, being an equitable remedy, may only be ordered at the discretion of the Court.

8.04	Severability

If any one or more of the provisions or parts thereof contained in this Agreement should be or become invalid, illegal or unenforceable in any respect in any jurisdiction, the remaining provisions or parts thereof contained herein shall be and shall be conclusively deemed to be, as to such jurisdiction, severable therefrom and:

(a)	the validity, legality or enforceability of such remaining provisions or parts thereof shall not in any way be affected or impaired by the severance of the provisions or parts thereof severed; and

(b)

the invalidity, illegality or unenforceability of any provision or part thereof contained in this Agreement in any jurisdiction shall not affect or impair such provision or part thereof or any other provisions of this Agreement in any other jurisdiction.

8.05	Time of Essence

Time shall be of the essence in respect of this Agreement.

8.06	Execution in Counterparts

This Agreement may be executed in any number of counterparts, each of which is and is hereby conclusively deemed to be an original and which counterparts collectively are to be conclusively deemed one instrument. A counterpart may be delivered by e-mail or other electronic means, which shall be as effective as hand delivery of the original executed counterpart.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK.]

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first written above.

SHERRITT INTERNATIONAL CORPORATION

Per:	(signed) “Andrew Snowden”
Name: Andrew Snowden
Title: Senior Vice President & Chief Financial Officer

11722573 CANADA LTD.

Per:	(signed) “Ward Sellers”
Name: Ward Sellers
Title: Director & Secretary

[Signature Page to Arrangement Agreement]

SCHEDULE A

PLAN OF ARRANGEMENT

[See Appendix C]

APPENDIX E

NOTICE OF APPLICATION

SEE ATTACHED

E-1

Court File No.: CV-20 - 636938-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED, AND RULE 14.05(2) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF SHERRITT INTERNATIONAL CORPORATION AND 11722573 CANADA LTD., AND INVOLVING SHERRITT INTERNATIONAL OIL AND GAS LIMITED, SHERRITT INTERNATIONAL(BAHAMAS) INC., SHERRITT POWER(BAHAMAS) INC., SHERRITT INTERNATIONAL (CUBA) OIL AND GAS LIMITED, SHERRITT UTILITIES INC., CANADA NORTHWEST OILS (EUROPE) B.V., CNWL OIL (ESPANA) S.A., AND MADAGASCAR MINERAL INVESTMENTS LTD.

SHERRITT INTERNATIONAL CORPORATION AND 11722573 CANADA LTD.

Applicants

NOTICE OF APPLICATION

TO THE RESPONDENTS:

A LEGAL PROCEEDING HAS BEEN COMMENCED by the Applicants. The claim made by the Applicants appears on the following page.

THIS APPLICATION will come on for a hearing before a Judge presiding over the Commercial List on April 16, 2020 at 10:00 a.m. (Toronto time) or such other date to be set by the Court, at 330 University Avenue, Toronto, Ontario.

IF YOU WISH TO OPPOSE THIS APPLICATION, to receive notice of any step in the application or to be served with any documents in the application, you or an Ontario lawyer acting for you must forthwith prepare a notice of appearance in Form 38A prescribed by the Rules of Civil Procedure, serve it on the Applicants’ lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in this court office, and you or your lawyer must appear at the hearing.

IF YOU WISH TO PRESENT AFFIDAVIT OR OTHER DOCUMENTARY EVIDENCE TO THE COURT OR TO EXAMINE OR CROSS-EXAMINE WITNESSES ON THE APPLICATION, you or your lawyer must, in addition to serving your notice of appearance, serve a copy of the evidence on the Applicants’ lawyer or, where the Applicants do not have a lawyer, serve it on the Applicants, and file it, with proof of service, in the court office where the application is to be heard as soon as possible, but not later than 2 p.m. on the day before the hearing.

IF YOU FAIL TO APPEAR AT THE HEARING, JUDGMENT MAY BE GIVEN IN YOUR ABSENCE AND WITHOUT FURTHER NOTICE TO YOU. IF YOU WISH TO OPPOSE THIS APPLICATION BUT ARE UNABLE TO PAY LEGAL FEES, LEGAL AID MAY BE AVAILABLE TO YOU BY CONTACTING A LOCAL LEGAL AID OFFICE.

Date February 26, 2020	Issued by	/s/ Alexandra Medeiros Cardoso
Alexandra Medeiros Cardoso
Registrar, Superior Court of Justice
Local registrar

	Address of	330 University Avenue, 9th Floor
	court office	Toronto, Ontario M5G 1R7

TO:	COMPUTERSHARE TRUST COMPANY OF CANADA, as Indenture Trustee
100 University Avenue
11th Floor, North Tower
Toronto, ON M5J 2Y1

TO:	SUMITOMO CORPORATION
2-3-2, Otemachi, Chiyoda-Ku
Tokyo, 100-8601
Japan

TO:	SUMMIT AMBATOVY MINERAL RESOURCES INVESTMENT B.V.
2-3-2, Otemachi, Chiyoda-Ku
Tokyo, 100-8601
Japan

TO:	THE EXPORT-IMPORT BANK OF KOREA
16-1, Yeouido-dong, Yeongdeungpo-gu,
Seoul 150-996,
Korea

TO:	KOREA RESOURCES CORPORATION
199 Hyeoksin-ro
Wonju-si, Gangwon-do
Republic of Korea 26464

TO:	THE DIRECTOR UNDER THE CANADA BUSINESS
CORPORATIONS ACT
Compliance & Policy Directorate
Corporations Canada, Industry Canada
9th Floor, Jean Edmonds Tower South
365 Laurier Avenue West
Ottawa, ON K1A 0C8

APPLICATION

1.	THE APPLICANTS MAKE AN APPLICATION FOR:

a)

an interim Order (the “Interim Order”) for advice and directions pursuant to section 192(4) of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) with respect to a proposed arrangement (the “Arrangement”) of Sherritt International Corporation (“Sherritt”) and 11722573 Canada Ltd. (“Sherritt Amalco” and, together with Sherritt, the “Applicants”) pursuant to a Plan of Arrangement (the “CBCA Plan”), including authorizing the Applicants to conduct a meeting of (i) Debtholders to, among other things, consider and vote on the CBCA Plan, and (ii) a meeting of Shareholders to, among other things, consider and vote on a reduction of Sherritt’s stated capital, and providing certain ancillary relief;[1]

b)	an Order approving the Arrangement pursuant to sections 192(3) and 192(4) of the CBCA; and

c)	such further and other relief as this Court may deem just.

2.	THE GROUNDS FOR THE APPLICATION ARE:

a)	the Applicants are corporations governed by the CBCA;

b)	it is expected that, in connection with the Arrangement, Sherritt and Sherritt Amalco will amalgamate;

[1]	Capitalized terms not otherwise defined herein have the meanings given to them in the Snowden Affidavit (as defined below).

c)	the Applicants wish to effect fundamental changes in the nature of an arrangement under the provisions of the CBCA;

d)	it is not practicable for the Applicants to effect the Arrangement under any other provision of the CBCA;

e)	the Application has been put forward in good faith and is in the best interests of the Applicants and the stakeholders of the Applicants;

f)	the Arrangement is procedurally and substantively fair and reasonable to all affected parties;

g)

the Applicants intend to rely upon the prospectus and registration exemptions found in section 2.11 of National Instrument 45-106 Prospectus Exemptions and section 3(a)(10) of the United States Securities Act, 1933 with respect to the new second lien notes to be issued by Sherritt pursuant to the Arrangement. If made, the final Order approving the Arrangement (the “Final Order”) will constitute the basis for these exemptions;

h)	this Notice of Application will be sent to all of those listed in this Notice of Application;

i)	all statutory requirements under the CBCA have been or will have been satisfied by the hearing of the within Application;

j)

certain of the Debtholders of the Applicants are resident outside of Ontario and will be served pursuant to the terms of the Interim Order or any other order for advice and directions granted by this Court;

k)	rules 1.04, 1.05, 3.02, 14.05, 16, 17.02, 37, 38 and 39 of the Rules of Civil Procedure;

1)	section 192 of the CBCA; and

m)	such further and other grounds as counsel may advise and this Court may permit.

3.	THE FOLLOWING DOCUMENTARY EVIDENCE will be used at the hearing of the Application:

a)	such interim Order as may be granted by this Court;

b)	the affidavit of Andrew Snowden sworn February 25, 2020, and the exhibits thereto (the “Snowden Affidavit”);

c)	any further affidavit to be sworn on behalf of the Applicants, with exhibits thereto, in connection with the Application for the Final Order; and

d)	such further and other material as counsel may advise and this Court may permit.

February 26, 2020	GOODMANS LLP
Barristers & Solicitors
333 Bay Street, Suite 3400
Toronto, Canada M5H 2S7

Robert J. Chadwick LSO#: 35165K
rchadwick@goodmans.ca

Caroline Descours LSO#: 58251A
cdescours@goodmans.ca

Andrew Harmes LSO#: 73221A
aharmes@goodmans.ca

Tel: (416) 979-2211
Fax: (416) 979-1234

Lawyers for the Applicants

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Court File No.: CV-20-636938-00CL

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF SHERRITT INTERNATIONAL CORPORATION AND SHERRITT 11722573 CANADA LTD.

Applicants

ONTARIO SUPERIOR COURT OF JUSTICE- COMMERCIAL LIST Proceeding commenced at Toronto

NOTICE OF APPLICATION

GOODMANS LLP Barristers & Solicitors 333 Bay Street, Suite 3400 Toronto, Canada M5H 2S7

Robert J. Chadwick LSO#: 35165K rchadwick@goodmans.ca

Caroline Descours LSO#: 58251A cdescours@goodmans.ca

Andrew Harmes LSO#: 73221A aharmes@goodmans.ca

Tel: (416) 979-2211 Fax: (416) 979-1234

6962095	Lawyers for the Applicants

APPENDIX F

INTERIM ORDER

SEE ATTACHED

F-1

Court File No. CV-20-636938-00CL

ONTARIO

SUPERIOR COURT OF JUSTICE

COMMERCIAL LIST

THE HONOURABLE MADAM	)	WEDNESDAY, THE 26TH
JUSTICE CONWAY	)	DAY OF FEBRUARY, 2020
)

IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF SHERRITT INTERNATIONAL CORPORATION AND 11722573 CANADA LTD., AND INVOLVING SHERRITT INTERNATIONAL OIL AND GAS LIMITED, SHERRITT INTERNATIONAL (BAHAMAS) INC., SHERRITT POWER (BAHAMAS) INC., SHERRITT INTERNATIONAL (CUBA) OIL AND GAS LIMITED, SHERRITT UTILITIES INC., CANADA NORTHWEST OILS (EUROPE) B.V., CNWL OIL (ESPANA) S.A., AND MADAGASCAR MINERAL INVESTMENTS LTD.

INTERIM ORDER

THIS MOTION made by Sherritt International Corporation (“Sherritt” or the “Company”) and 11722573 Canada Ltd. (together with Sherritt, the “Applicants”) for an interim order for advice and directions pursuant to Section 192 of the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended (the “CBCA”) was heard this day at 330 University Avenue, Toronto, Ontario.

ON READING the Notice of Motion, the Notice of Application, the affidavit of Andrew Snowden sworn February 25, 2020 (the “Snowden Affidavit”), including the plan of arrangement (the “Plan of Arrangement”) substantially in the form attached as Appendix “C” to the Company’s draft management information circular (the “Information Circular”) which is attached as Exhibit “A" to the Snowden Affidavit, and on hearing the submissions of counsel for the Applicants, and on being advised that the Director appointed under the CBCA (the “Director”) does not consider it necessary to appear.

Definitions

1. THIS COURT ORDERS that capitalized terms used and not specifically defined herein shall have the meanings ascribed to them in the Information Circular or the Plan of Arrangement, as applicable.

Service

2. THIS COURT ORDERS that the requirement for service of the Notice of Motion is hereby dispensed with and that this Motion is properly returnable today.

The Meetings

3. THIS COURT ORDERS that the Applicants are permitted to call, hold and conduct a separate meeting for each of (i) the Debtholders and (ii) the Shareholders, in each case to be held at the offices of Goodmans LLP, 333 Bay Street, Suite 3400, Toronto, Ontario, as follows:

a)

the meeting of the Debtholders as of the Record Date (as defined below) (the “Debtholders’ Meeting”) shall be held at 10:00 a.m. (Toronto time) on April 9, 2020, or such later date as may be determined by the Applicants, in order for the Debtholders to consider and, if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation, the Arrangement and the Plan of Arrangement (the “Debtholders’ Arrangement Resolution”); and

2

b)

the meeting of the Shareholders as of the Record Date (the “Shareholders’ Meeting”, and together with the Debtholders’ Meeting, the “Meetings”) shall be held at 10:30 a.m. (Toronto time) on April 9, 2020, or such later date as may be determined by the Applicants, in order for the Shareholders to consider and, if determined advisable, pass a resolution authorizing, adopting and approving, with or without variation the Stated Capital Reduction (the “Stated Capital Reduction Resolution”, and together with the Debtholders’ Arrangement Resolution, the “Resolutions”).

4. THIS COURT ORDERS that the Meetings shall be called, held and conducted in accordance with the CBCA, the rulings and directions of the Chair, this Interim Order and the applicable notices of the Meetings which accompany the Information Circular (the “Notices of Meetings”), subject to what may be provided hereafter (including, without limitation, paragraph 9 of this Interim Order) and subject to further order of this Court.

5. THIS COURT ORDERS that the record date (the “Record Date”) for determination of Debtholders and Shareholders entitled to notice of, and to vote at, the Meetings, shall be 5:00 p.m. (Toronto time) on the date that is set forth in the Applicants’ notice of record date published in The Globe and Mail, The National Post or other similar newspaper (the “Record Date Notice”), which Record Date shall be at least seven days following publication by (or on behalf of) the Applicants of the Record Date Notice.

6. THIS COURT ORDERS that the only persons entitled to attend or speak at the Debtholders’ Meeting shall be:

3

a)	the Debtholders as of the Record Date, or their respective proxyholders, and their respective legal counsel;

b)	the officers, directors, auditors and advisors of the Applicants;

c)	the Existing Indenture Trustee and its legal counsel;

d)	the Director; and

e)	other persons who may receive the permission of the Chair of the Debtholders’ Meeting.

7. THIS COURT ORDERS that the only persons entitled to attend or speak at the Shareholders’ Meeting shall be:

a)	the Shareholders as of the Record Date, or their respective proxyholders, and their respective legal counsel;

b)	the officers, directors, auditors and advisors of the Applicants;

c)	the Director; and

d)	other persons who may receive the permission of the Chair of the Shareholders’ Meeting.

8. THIS COURT ORDERS that the Applicants may transact such other business at the Meetings as is contemplated in the Information Circular, or as may otherwise be properly brought before the Meetings.

4

Chair and Quorum

9. THIS COURT ORDERS that the Chair of each of the Meetings shall be determined by the Applicants and that quorum at each of the Debtholders’ Meeting and the Shareholders’ Meeting shall be satisfied if two or more persons entitled to vote at such Debtholders’ Meeting or Shareholders’ Meeting, respectively, are present, in person or represented by proxy, at the outset of such Debtholders’ Meeting or Shareholders’ Meeting, respectively.

Amendments to the Arrangement and Plan of Arrangement

10. THIS COURT ORDERS that the Applicants are authorized to make, subject to the terms of paragraph 11 below and the Plan of Arrangement, such amendments, modifications and/or supplements to the Arrangement and the Plan of Arrangement as they may determine without any additional notice to the Debtholders, or others entitled to receive notice under paragraph 15 hereof, and the Arrangement and Plan of Arrangement, as so amended, modified and/or supplemented shall be the Arrangement and Plan of Arrangement to be submitted to the Debtholders at the Debtholders’ Meeting and shall be the subject of the Debtholders’ Arrangement Resolution. Amendments, modifications and/or supplements to the Arrangement and Plan of Arrangement may be made following the Debtholders’ Meeting, but shall be subject to the terms of the Plan of Arrangement and, if appropriate, further direction by this Court at the hearing for the final order approving the Arrangement (the “Final Order”).

11. THIS COURT ORDERS that, if any amendments, modifications and/or supplements to the Arrangement or Plan of Arrangement prior to the Debtholders’ Meeting as referred to in paragraph 10 above, would, if disclosed, reasonably be expected to affect a Debtholder’s decision to vote for or against the Debtholders’ Arrangement Resolution, notice of such amendment,

5

modification and/or supplement shall be distributed prior to the Debtholders’ Meeting by press release, newspaper advertisement, prepaid ordinary mail, e-mail or by the method most reasonably practicable in the circumstances, as the Applicants may determine, and that the Applicants shall provide notice of such amendment, modification and/or supplement to the Existing Indenture Trustee by the method most reasonably practicable in the circumstances as the Applicants may determine.

Amendments to the Information Circular

12. THIS COURT ORDERS that the Applicants are authorized to make such amendments, revisions and/or supplements to the draft Information Circular as they may determine and the Information Circular, as so amended, revised and/or supplemented, shall be the Information Circular to be distributed in accordance with paragraphs 15 and 21 hereof.

Adjournments and Postponements

13. THIS COURT ORDERS that the Applicants are authorized, if they deem advisable, to adjourn or postpone one or both of the Meetings on one or more occasions, without the necessity of first convening such Meetings or first obtaining any vote of the Debtholders or Shareholders, as applicable, respecting the adjournment or postponement, and notice of any such adjournment or postponement shall be given by such method as the Applicants may determine is appropriate in the circumstances. This provision shall not limit the authority of the Chair in respect of adjournments or postponements of the Meetings.

14. THIS COURT ORDERS that any adjournment or postponement of one or both of the Meetings shall not have the effect of modifying the Record Date for persons entitled to receive

6

notice of or vote at such Meetings. At any subsequent reconvening of an adjourned or postponed Meeting, all proxies will be voted in the same manner as the proxies would have been voted at the original convened Meeting, except for any proxies that have been effectively revoked or withdrawn prior to the subsequent reconvening of such adjourned or postponed Meeting.

Notice of Debtholders’ Meeting and Debtholder Solicitation Process

15. THIS COURT ORDERS that, to effect notice of the Debtholders’ Meeting, the Applicants shall send the Information Circular (including the applicable Notice of Meeting, the Notice of Application and this Interim Order), as well as:

a)

for Noteholders, a Noteholder voting information and election form (including any electronic version thereof for use by its Intermediary (as defined below)) (the “Noteholder VIEF”) (collectively with the Information Circular, and together with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order, the “Noteholder Meeting Package”), which Noteholder VIEF shall provide instructions for how a beneficial Noteholder can instruct its Intermediary as to how to vote its Existing Notes at the Debtholders’ Meeting (the “Noteholder Instructions”); and

b)

for CFA Lenders, a CFA Lender proxy, voting and election form (the “CFA Lender Voting and Election Form”) (collectively with the Information Circular, and together with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the Willis of this Interim Order, the “CFA Lender Meeting Package”, and together with the

7

Noteholder Meeting Package, the “Debtholder Meeting Packages”), which CFA Lender Voting and Election Form shall provide instructions for how a CFA Lender can instruct Sherritt (or its agents) as to how it wishes to vote its CFA Loans at the Debtholders’ Meeting and the CFA Lender Election (as defined below) it wishes to make (the “CFA Lender Instructions”), in each case to Kingsdale Advisors (the “Proxy, Information and Exchange Agent”) for distribution, as applicable, in accordance with this Interim Order. For the avoidance of doubt, all Debtholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

16. THIS COURT ORDERS that, as soon as practicable after the Record Date, the Existing Indenture Trustee shall request, and promptly upon receipt shall provide, or cause to be provided, to the Applicants and the Proxy, Information and Exchange Agent a list (or lists) showing the names and addresses of all persons who are participants (each, an “Intermediary”) holding Existing Notes in the clearing, settlement and depository system operated by CDS (“CDSX”) and the principal amount of Existing Notes held by each Intermediary as of the Record Date (the “Intermediaries Lists”).

17. THIS COURT ORDERS that, upon receipt by the Proxy, Information and Exchange Agent of the Intermediaries Lists, the Proxy, Information and Exchange Agent shall send a Noteholder Meeting Package to CDS, whose nominee, CDS & Co., is the sole registered Noteholder of the Existing Notes, and shall, through the facilities of CDS, Broadridge Investor Communication Solutions, Canada, a subsidiary of Broadridge Financial Solutions, Inc. (“Broadridge”), and any other applicable proxy mailing service providers, provide, or cause to be

8

provided, in a timely manner and in accordance with customary practices, one Noteholder Meeting Package to each beneficial Noteholder that has an account (directly or indirectly through an agent or custodian) with the Intermediaries.

18. THIS COURT ORDERS that concurrently with the mailing of the Noteholder Meeting Packages as contemplated in paragraph 17 above, CDS shall, in accordance with its customary procedures, cause to be delivered through the Intermediaries to each beneficial Noteholder information pertaining to an electronic version of the Noteholder VIEF through a CDS bulletin and establish a voluntary corporate action pursuant to CDSX or any other similar program which provides each beneficial Noteholder with the opportunity to submit its Noteholder Instructions.

19. THIS COURT ORDERS that each Intermediary shall take any and all reasonable action required to assist any beneficial Noteholder which has an account (directly or through an agent or custodian) with such Intermediary in returning to the Intermediary its Noteholder Instructions or such other documentation (or electronic instructions) as the Intermediary may customarily request from a beneficial Noteholder for purposes of enabling it to vote at the Debtholders’ Meeting and to deliver its Noteholder Instructions.

20. THIS COURT ORDERS that, as soon as practicable after receipt of the Debtholder Meeting Packages pursuant to paragraph 15 above, the Proxy, Information and Exchange Agent, or the Applicants, shall send, or cause to be sent, by pre-paid ordinary or first-class mail, recognized courier service, e-mail or such other means as the Applicants may determine are reasonable in the circumstances, as follows:

a)	a Noteholder Meeting Package to the Existing Indenture Trustee; and

9

b)

a CFA Lender Meeting Package to each CFA Lender at the address or other contact information in the books and records of the Company for the CFA Lenders, and Sherritt shall post electronic copies of the Noteholder Meeting Package on its website, all in accordance with this Interim Order.

Notice of Shareholders’ Meeting and Proxy Solicitation Process

21. THIS COURT ORDERS that, in order to effect notice of the Shareholders’ Meeting, the Applicants shall send the Information Circular (including the applicable Notice of Meeting, the Notice of Application and this Interim Order) and the form of proxy, along with such amendments or additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order (collectively, the “Shareholder Meeting Packages”), to:

a)

the registered Shareholders at the close of business on the Record Date, at least twenty-one (21) days prior to the date of the Shareholders’ Meeting, excluding the date of sending and the date of the Shareholders’ Meeting, by one or more of the following methods:

i)

by pre-paid ordinary or first-class mail to the addresses of the Shareholders as they appear on the books and records of Sherritt, or its registrar and transfer agent, AST Trust Company (Canada) (the “Transfer Agent”), at the close of business on the Record Date and if no valid address is shown therein, then the last address of the person known to the Corporate Secretary of Sherritt;

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ii)	by delivery, in person or by recognized courier service or inter-office mail, to the address specified in (i) above; or

iii)

by facsimile or electronic transmission to any Shareholder, who is identified to the satisfaction of Sherritt, who requests such transmission in writing and, if required by Sherritt, who is prepared to pay the charges for such transmission;

b)

the non-registered beneficial Shareholders by providing sufficient copies of the Shareholder Meeting Packages to Intermediaries (or their agents) in a timely manner, in accordance with National Instrument 54-101 of the Canadian Securities Administrators; and

c)

the respective directors and auditors of the Applicants, and to the Director, by delivery in person, by recognized courier service, by pre-paid ordinary mail, first-class mail, facsimile or electronic transmission, at least twenty-one (21) days prior to the date of the Shareholders’ Meeting, and, for the avoidance of doubt, all Shareholder Meeting Packages and all other communications or documents to be sent pursuant to this Interim Order shall be distributed by or on behalf of the Applicants.

22. THIS COURT ORDERS that accidental failure or omission by the Applicants, the Proxy, Information and Exchange Agent, CDS, Broadridge, any other applicable proxy mailing service providers, the Intermediaries, the Existing Indenture Trustee or any other person referenced in this Interim Order to give notice of the Meetings or to distribute the Debtholder Meeting Packages or

11

the Shareholder Meeting Packages to any person entitled by this Interim Order to receive notice or the applicable package, or any failure or omission to give such notice or deliver such package as a result of events beyond the reasonable control of the Applicants, or the non-receipt of such notice or non-delivery of such package shall not constitute a breach of this Interim Order nor shall it invalidate any resolution passed or proceedings taken at each of the Meetings. If any such failure or omission is brought to the attention of the Proxy, Information and Exchange Agent or the Applicants, the Proxy, Information and Exchange Agent and the Applicants shall use their reasonable best efforts to rectify it by the method and in the time most reasonably practicable in the circumstances.

23. THIS COURT ORDERS that in the event of a postal strike, lockout or event that prevents, delays, or otherwise interrupts mailing or delivery of the Debtholder Meeting Packages pursuant to paragraphs 15 to 20 of this Interim Order or the distribution of the Shareholder Meeting Packages pursuant to paragraph 21 of this Interim Order, the issuance of a press release containing the details of the date, time and place of the Meetings, steps that may be taken by Debtholders and Shareholders, as applicable, to deliver or transmit proxies or voting instructions, and advising that the Information Circular will be provided by electronic mail or by courier upon request made by a Debtholder or Shareholder, will be deemed good and sufficient service upon the Debtholders and Shareholders of the Debtholder Meeting Package and Shareholder Meeting Package, as applicable, and shall be deemed to satisfy the requirements of Section 135 of the CBCA.

24. THIS COURT ORDERS that distribution of the Debtholder Meeting Packages pursuant to paragraphs 15 to 20 of this Interim Order and the distribution of the Shareholder Meeting Packages pursuant to paragraph 21 of this Interim Order shall constitute notice of the Meetings and the Record Date and good and sufficient service of the within Application upon the persons

12

described in paragraphs 15 to 21 and that those persons are bound by any orders made on the within Application. Further, no other form of service of the Debtholder Meeting Packages or the Shareholder Meeting Packages or any portion thereof need be made, or notice given or other material served in respect of these proceedings, the Meetings and/or the Record Date to such persons or to any other persons (whether pursuant to the CBCA or otherwise), except to the extent required by paragraph 11 above.

Amendments to the Meetings Packages

25. THIS COURT ORDERS that the Applicants are hereby authorized to make such amendments, revisions or supplements to the Debtholder Meeting Packages and/or Shareholder Meeting Packages as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order (“Additional Information”), and that, subject to paragraph 11, notice of such Additional Information may be distributed by press release, CDS bulletins, newspaper advertisement, pre-paid ordinary mail or by such other method most reasonably practicable in the circumstances, as the Applicants may determine.

Noteholder Early Consent Consideration

26. THIS COURT ORDERS that in order for a beneficial Noteholder to be eligible to receive Noteholder Early Consent Consideration pursuant to the Plan of Arrangement, subject to the additional terms and conditions of the Plan of Arrangement:

a)

such beneficial Noteholder must submit to its Intermediary (or Intermediaries) on or prior to the Early Consent Date, or such earlier deadline as the Intermediary may advise, its Noteholder Instructions (and any other documentation or instructions as

13

the Intermediary may customarily request from a beneficial Noteholder for purposes of properly obtaining its voting and election instructions) to permit the Intermediary to duly complete and submit in a timely manner to CDS through CDSX (or such other method as may be accepted by the Proxy, Information and Exchange Agent and the Applicants), the beneficial Noteholder’s Noteholder Instructions by 5:00 p.m. (Toronto time) on the Early Consent Date (the “Early Consent Deadline”), and such Noteholder Instructions (and any other documentation or instructions as the Intermediary requests) must all instruct a vote in favour of the Debtholders’ Arrangement Resolution;

b)	such beneficial Noteholder must not have withdrawn or changed its vote in favour of the Debtholders’ Arrangement Resolution prior to the Effective Date; and

c)

the Intermediary must take such steps and/or actions as are necessary or required to complete and submit the beneficial Noteholder’s Noteholder Instructions as provided to the Intermediary in accordance with subparagraph (a) to CDS through CDSX (or such other method as may be accepted by the Proxy, Information and Exchange Agent and the Applicants) prior to the Early Consent Deadline, and each such Intermediary shall verify the holdings of the Existing Notes as at the Early Consent Date of the beneficial Noteholders that submit their Noteholder Instructions in accordance with this paragraph 26 and shall submit such beneficial Noteholders’ Noteholder Instructions to CDS through CDSX (or such other method as may be accepted by the Proxy, Information and Exchange Agent and the Applicants) by the Early Consent Deadline.

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CFA Lender Elections

27. THIS COURT ORDERS that each CFA Lender shall be required to indicate as part of its CFA Lender Instructions whether such CFA Lender wishes to make an Ambatovy Interests Exchange Election or an Amended CFA Loan Election (each a “CFA Lender Election”), which CFA Lender Instructions must be submitted to the Proxy, Information and Exchange Agent by the Voting Deadline pursuant to paragraph 29. If a CFA Lender does not make a CFA Lender Election as set out in the CFA Lender Voting and Election Form and pursuant to the terms of this Interim Order, such CFA Lender shall be deemed to have made an Amended CFA Loan Election and to be an Amended CFA Loan Electing CFA Lender under the Plan of Arrangement.

Voting by VIEFs, Voting Forms and Proxies

28. THIS COURT ORDERS that the Applicants are authorized to use the forms of proxy, voting forms and/or voting information and election forms, including the Noteholder VIEF and the CFA Lender Voting and Election Faun, along with such amendments and additional documents as the Applicants may determine are necessary or desirable and not inconsistent with the terms of this Interim Order (including any electronic versions thereof). The Applicants are authorized, at their expense, to solicit proxies, directly or through their officers, directors or employees, and through the Proxy, Information and Exchange Agent, National Bank Financial Inc., Broadridge and such other agents or representatives or soliciting dealers as the Applicants may retain for that purpose, and by mail or such other forms of personal or electronic communication as they may determine.

15

29. THIS COURT ORDERS that if not otherwise cast in accordance with paragraph 26 above, in order to cast a vote at the Debtholders’ Meeting:

a)

beneficial Noteholders must submit to their respective Intermediary at or prior to 5:00 p.m. (Toronto time) on April 7, 2020, or such later date as may be agreed by the Applicants in the event that the applicable Meeting is postponed or adjourned (the “Voting Deadline”), or such earlier deadline as the Intermediary may advise the applicable beneficial Noteholder, its duly completed voting information and election form (or such other documentation or instructions as the Intermediary may customarily request from such beneficial Noteholder for purposes of properly obtaining their voting instructions); and

b)

CFA Lenders must submit to the Proxy, Information and Exchange Agent at or prior to the Voting Deadline, its duly completed proxy, voting and election form (or such other documentation as the Proxy, Information and Exchange Agent may customarily request for purposes of properly obtaining their voting instructions).

30. THIS COURT ORDERS that each Intermediary shall verify the holdings of Existing Notes of the beneficial Noteholders that submit their Noteholder Instructions to such Intermediary pursuant to paragraph 29 above, and shall submit such beneficial Noteholders’ instructions to CDS through CDSX (or such other method as may be accepted by the Proxy, Information and Exchange Agent and the Applicants) as soon as practicable following receipt of such beneficial Noteholders’ Noteholder Instructions.

31. THIS COURT ORDERS that any beneficial Noteholder or CFA Lender that wishes to attend the Debtholders’ Meeting in person or appoint another person as proxy (other than as

16

contemplated by the Noteholder VIEF or the CFA Lender Voting and Election Form, as applicable) (each, an “In-Person Debtholder”) shall be required to contact the Proxy, Information and Exchange Agent and shall be required to complete separate documentation in accordance with the instructions provided by the Proxy, Information and Exchange Agent for purposes thereof.

32. THIS COURT ORDERS that in order to cast its vote at the Shareholders’ Meeting, the Shareholders must submit, or cause to be submitted, to the Transfer Agent by the Voting Deadline, their duly completed proxies in accordance with the instructions contained therein. The Transfer Agent shall provide the proxies received from Shareholders together with a summary thereof to the Proxy, Information and Exchange Agent as soon as practicable following the Voting Deadline.

33. THIS COURT ORDERS that Noteholders shall be entitled to revoke their Noteholder Instructions as follows:

a)

if revoking Noteholder Instructions instructing a vote in favour of the Debtholders’ Arrangement Resolution which was submitted prior to the Early Consent Deadline, then a revocation will be deemed to be made upon such beneficial Noteholder providing amended instructions to such beneficial Noteholder’s Intermediary at any time on or prior to the Early Consent Date, provided such Intermediary has then delivered such amended instructions to CDS in accordance with the process described in paragraph 26 prior to the Early Consent Deadline. For greater certainty, if a Noteholder’s vote in favour of the Debtholders’ Arrangement Resolution is submitted on or prior to the Early Consent Date, such Noteholder may not subsequently revoke such vote after the Early Consent Deadline has passed; and

17

b)

if revoking any other Noteholder Instructions, a revocation will be deemed to be made upon (i) in respect of a change in vote by a beneficial Noteholder, such beneficial Noteholder providing new instructions to its Intermediary at any time up to the Voting Deadline, which the Intermediary must then deliver to CDS in accordance with the process described in paragraph 30 prior to the Voting Deadline (or as soon as reasonably practicable thereafter); (ii) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a beneficial Noteholder, the Intermediary of such beneficial Noteholder providing a written statement indicating that such beneficial Noteholder wishes to have its voting instructions revoked, which written statement must be received by the Proxy, Information and Exchange Agent at any time up to the commencement of the applicable Meeting and which withdrawal shall be forwarded to the Applicants upon receipt; and (iii) in any other manner permitted by the Applicants, acting reasonably.

34. THIS COURT ORDERS that CFA Lenders shall be entitled to revoke their CFA Lender Instructions and a revocation of the vote will be deemed to be made upon (a) in respect of a change in vote by a CFA Lender, such CFA Lender providing new instructions to the Proxy, Information and Exchange Agent at any time up to the Voting Deadline (or as soon as reasonably practicable thereafter); (b) in respect of a withdrawal of a vote (meaning a switch to no vote made and no action taken) by a CFA Lender, such CFA Lender providing a written statement indicating that it wishes to have its CFA Lender Instructions revoked, which written statement must be received by the Proxy, Information and Exchange Agent at any time up to the commencement of the applicable

18

Meeting and which withdrawal shall be forwarded to the Applicants upon receipt; and (c) in any other manner permitted by the Applicants, acting reasonably.

35. THIS COURT ORDERS that registered Shareholders shall be entitled to revoke their proxies (i) in accordance with subsection 148(4) of the CBCA, or (ii) in any other manner permitted by law.

36. THIS COURT ORDERS that, notwithstanding paragraphs 27 and 32, the Applicants shall have the discretion to accept for voting purposes any duly completed proxy, voting form and/or voting information and election form, as applicable, submitted following the Voting Deadline but prior to the commencement of the applicable Meeting, and the Applicants are hereby authorized to use reasonable discretion as to the adequacy of compliance with respect to the manner in which any proxy, voting form and/or voting information and election form is completed and executed, or electronically submitted, and may waive strict compliance with the deadlines imposed in connection with the deposit or revocation of proxies, voting and/or election instructions, as applicable, if the Applicants deem it advisable to do so.

37. THIS COURT ORDERS that paragraphs 26 to 36 hereof, and the instructions contained in the proxies, voting forms or voting information and election forms, as applicable, shall govern the submission of the applicable proxy, voting form or voting information and election form.

Voting

38. THIS COURT ORDERS that the only persons entitled to vote in person or by proxy (i) on the Debtholders’ Arrangement Resolution, or such other business as may be properly brought before the Debtholders’ Meeting, shall be those Debtholders as at the Record Date, provided that

19

beneficial Noteholders shall be deemed to transfer their rights to vote on the Debtholders’ Arrangement Resolution, attend the Debtholders’ Meeting and make the Noteholder Instructions associated with their Existing Notes upon any transfer of beneficial ownership of such Existing Notes to any transferee of such Existing Notes on or prior to the Voting Deadline or such earlier date as its Intermediary may advise, and (ii) on the Stated Capital Reduction Resolution, or such other business as may be properly brought before the Shareholders’ Meeting, shall be the Shareholders as at the Record Date. Subject to paragraph 36, illegible votes, spoiled votes, defective votes and abstentions in respect of any ballot(s) conducted at the applicable Meeting shall be deemed to be votes not cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the applicable Resolution.

39. THIS COURT ORDERS that votes shall be taken at the Debtholders’ Meeting in respect of the Debtholders’ Arrangement Resolution and any other items of business affecting the Applicants properly brought before such Meeting on the basis of one vote per $1,000 of principal amount of Existing Notes and/or CFA Loans held by the applicable Debtholder as at the Record Date.

40. THIS COURT ORDERS that for the purposes of determining the principal amount of CFA Loans entitled to vote at the Debtholders’ Meeting, the CFA Loans shall be converted to Canadian dollars based on the Bank of Canada daily U.S. dollar to Canadian dollar exchange rate in effect on the Record Date.

41. THIS COURT ORDERS that votes shall be taken at the Shareholders’ Meeting in respect of the Stated Capital Reduction Resolution and in respect of matters properly brought before the

20

Shareholders’ Meeting on the basis of one vote per Common Share outstanding as at the Record Date.

42. THIS COURT ORDERS that in order for the Plan of Arrangement to be considered to have been approved at the Debtholders’ Meeting, subject to further Order of this Court, the Debtholders’ Arrangement Resolution must be passed, with or without variation, at the Debtholders’ Meeting by an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Debtholders’ Arrangement Resolution at the Debtholders’ Meeting in person or by proxy by the Debtholders. The vote set out above shall be sufficient to authorize the Applicants, the Proxy, Information and Exchange Agent and the Existing Indenture Trustee to do all such acts and things as may be necessary or desirable to give effect to the Arrangement and the Plan of Arrangement on a basis consistent with what is provided for in the Information Circular, as it may be amended, revised and/or supplemented pursuant to the terms of this Interim Order or further Order of the Court, without the necessity of any further approval by the Debtholders, subject only to final approval of the Arrangement by this Court and the satisfaction or waiver of the conditions to the Plan of Arrangement pursuant to its terms.

43. THIS COURT ORDERS that in order for the Stated Capital Reduction Resolution to be considered to have been approved at the Shareholders’ Meeting, subject to further Order of this Court, the Stated Capital Reduction Resolution must be passed, with or without variation, at the Shareholders’ Meeting by an affirmative vote of at least two-thirds (66 2⁄3%) of the votes cast in respect of the Stated Capital Reduction Resolution at the Shareholders’ Meeting in person or by proxy by the Shareholders.

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Hearing of Application for Approval of the Arrangement

44. THIS COURT ORDERS that following the Debtholders’ Meeting, the Applicants may apply to this Court for final approval of the Arrangement (the “Final Order Application”). For certainty, the Applicants shall not be required to hold the Shareholders’ Meeting in order to seek final approval of the Arrangement at the Final Order Application.

45. THIS COURT ORDERS that, promptly following the granting of this Interim Order, the Applicants shall issue a press release concerning the granting of the Interim Order and the anticipated Final Order Application.

46. THIS COURT ORDERS that (i) the distribution of the Notice of Application and the Interim Order in the Information Circular, when sent in accordance with paragraphs 15 to 20, and (ii) the additional actions described in paragraph 45 above, shall constitute good and sufficient service of the Notice of Application, this Interim Order and the Final Order Application on all interested persons and no other form of service need be effected and no other material need be served unless a Notice of Appearance is served in accordance with paragraph 47 below.

47. THIS COURT ORDERS that any Notice of Appearance served in response to the Notice of Application shall be served on the solicitors for the Applicants as soon as reasonably practicable, and, in any event, no less than four (4) days before the hearing of the Final Order Application at the following addresses:

22

Goodmans LLP

Bay Adelaide Centre

333 Bay Street, Suite 3400

Toronto, ON M5H 2S7

Attention: Robert J. Chadwick and Caroline Descours

Email:       rchadwick@goodmans.ca / cdescours@goodmans.ca

48. THIS COURT ORDERS that, subject to further order of this Court, the only persons entitled to appear and be heard at the hearing of the within application shall be:

i)	the Applicants;

ii)	the Director;

iii)	the Debtholders;

iv)	the Existing Indenture Trustee;

v)	any person who has filed a Notice of Appearance herein in accordance with the Notice of Application, this Interim Order and the Rules of Civil Procedure; and

vi)	their respective legal counsel.

49. THIS COURT ORDERS that any materials to be filed by the Applicants in support of the Final Order Application may be filed up to one day prior to the hearing of the Final Order Application without further order of this Court.

50. THIS COURT ORDERS that in the event the Final Order Application does not proceed on the date set forth in the Notice of Application, and is adjourned, only those persons on the service list in this proceeding or who served and filed a Notice of Appearance in accordance with paragraph 47 shall be entitled to be given notice of the adjourned date.

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Stay of Proceedings

51. THIS COURT ORDERS that, from 12:01 a.m. (Toronto time) on the date of this Interim Order, until and including the earlier of the Effective Date and the date these CBCA proceedings are terminated, no right, remedy or proceeding, including, without limitation, any right to terminate, demand, accelerate, set off, amend, declare in default or take any other action under or in connection with any loan, note, commitment, contract or other agreement, at law or under contract, may be exercised, commenced or proceeded with against or in respect of any of the Sherritt Entities, or any of the present or future property, assets, rights or undertakings of the Sherritt Entities, of any nature in any location, whether held directly or indirectly by the Sherritt Entities by:

a)

any of the Noteholders or the Existing Indenture Trustee (or similar person in respect of the Existing Notes) in respect of any default or event of default under the Existing Notes, the Existing Notes Indenture or any other Existing Note Documents (including, without limitation, the non-payment of interest and/or any other amounts due and payable in respect of the Notes);

b)

any of the CFA Lenders in respect of any default or event of default under the CFA Loans, the CFA Loan Agreements or any other CFA Loan Documents (including, without limitation, the non-payment of interest and/or any other amounts due and payable in respect of the CFA Loans); or

c)	any other person party to or a beneficiary of any other loan, note, commitment, contract or other agreement with one or more of the Sherritt Entities, by reason or as a result of:

24

i)	any of the Applicants having made an application to this Court pursuant to Section 192 of the CBCA;

ii)	any of the Applicants or the Guarantors being a party to or involved in this proceeding, any ancillary proceedings or the Arrangement;

iii)	the provisions of this Interim Order or any other order in these proceedings or any ancillary proceedings;

iv)	the Arrangement or any of the steps, transactions or proceedings contemplated thereby or relating thereto, however or whenever taken; or

v)

any default or cross-default arising under any agreement to which any Sherritt Entity is a party as a result of any default or event of default under the Existing Note Documents, the CFA Loan Documents or any other circumstance listed above, in each case except with the prior written consent of the Applicants or leave of this Court, provided that this paragraph 51 shall not apply to the Revolving Bank Facility Lenders or the Revolving Bank Facility Administrative Agent.

Stay Comeback Hearing

52. THIS COURT ORDERS that any interested party that wishes to amend or vary paragraph 51 of this Interim Order shall be entitled to bring a motion before this Court on seven business days’ notice to the Applicants and any other party or parties likely to be affected by the order to be sought by such interested party.

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Existing Indenture Trustee

53. THIS COURT ORDERS that the Existing Indenture Trustee is authorized and directed to take all such actions as set out in this Interim Order and the Existing Indenture Trustee shall incur no liability as a result of carrying out the provisions of this Interim Order and the taking of all actions incidental hereto, save and except for any gross negligence or wilful misconduct on its part.

Variance

54. THIS COURT ORDERS that the Applicants shall be entitled to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

Precedence

55. THIS COURT ORDERS that, to the extent of any inconsistency or discrepancy between this Interim Order and the terms of any instrument creating, governing or collateral to the Existing Notes or the CFA Loans, the Information Circular, the provisions of the CBCA or any of the articles or by-laws of the Applicants, this Interim Order shall govern.

E-Service Protocol

56. THIS COURT ORDERS that the E-Service Guide of the Commercial List (the “Guide”) is approved and adopted by reference herein and, in this proceeding, the service of documents made in accordance with the Guide (which can be found on the Commercial List website at http://www.ontariocourts.ca/scj/practice/practice-directions/toronto/eservice-commercial/) shall be valid and effective service. Subject to Rule 17.05, this Interim Order shall constitute an order

26

for substituted service pursuant to Rule 16.04 of the Rules of Civil Procedure. Subject to Rule 3.01(d) of the Rules of Civil Procedure and paragraph 13 of the Guide, service of documents in accordance with the Guide will be effective on transmission.

57. THIS COURT ORDERS that if the service or distribution of documents in accordance with the Guide is not practicable, the Applicants are at liberty to serve or distribute this Interim Order, any other materials and orders in these proceedings, any notices or other correspondence, by forwarding true copies thereof by prepaid ordinary mail, courier, personal delivery or facsimile transmission to interested parties at their respective addresses as last shown on the records of the Applicants and that any such service or distribution by courier, personal delivery or facsimile transmission shall be deemed to be received on the next business day following the date of forwarding thereof, or if sent by ordinary mail, on the third business day after mailing.

58. THIS COURT ORDERS that the Applicants and their respective counsel are at liberty to serve or distribute this Interim Order, any other materials and orders as may be reasonably required in these proceedings, including any notices, or other correspondence, by forwarding true copies thereof by electronic message to interested parties and their advisors, as applicable. For greater certainty, any such distribution or service shall be deemed to be in satisfaction of a legal or juridical obligation, and notice requirements within the meaning of clause 3(c) of the Electronic Commerce Protection Regulations, Reg. 81000-2-175 (SORJDORS).

Foreign Proceeding

59. THIS COURT ORDERS that the Applicants or either of them are hereby authorized and empowered, but not required, to act as the foreign representative (the “Foreign Representative”)

27

in respect of the within proceedings for the purpose of having these proceedings recognized and approved in a jurisdiction outside of Canada.

60. THIS COURT ORDERS that the Foreign Representative is hereby authorized to apply for foreign recognition and approval of these proceedings, as necessary, in any jurisdiction outside of Canada.

Extra-Territorial Assistance

61. THIS COURT seeks and requests the aid and recognition of any court or any judicial, regulatory or administrative body in any province of Canada and any judicial, regulatory or administrative tribunal or other court constituted pursuant to the Parliament of Canada or the legislature of any province and any court or any judicial, regulatory or administrative body any other country to act in aid of and to assist this Court in carrying out the terms of this Interim Order.

/s/ Justice Conway

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IN THE MATTER OF AN APPLICATION UNDER SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, C. C-44, AS AMENDED, AND RULES 14.05(2) AND 14.05(3) OF THE RULES OF CIVIL PROCEDURE	Court File No. CV-20-636938-00CL

AND IN THE MATTER OF A PROPOSED ARRANGEMENT OF SHERRITT INTERNATIONAL CORPORATION AND 11722573 CANADA LTD.

ONTARIO SUPERIOR COURT OF JUSTICE- COMMERCIAL LIST Proceeding commenced at Toronto

INTERIM ORDER

GOODMANS LLP Barristers & Solicitors 333 Bay Street, Suite 3400 Toronto, Canada M5H 2S7

Robert J. Chadwick LSO#: 35165K rchadwick@goodmans.ca

Caroline Descours LSO#: 58251A cdescours@goodmans.ca

Andrew Harmes LSO#: 73221A aharmes@goodmans.ca

Tel: (416) 979-2211 Fax: (416) 979-1234

7033547	Lawyers for the Applicants

APPENDIX G

PARADIGM CAPITAL OPINIONS

SEE ATTACHED

G-1

February 25, 2020

Board of Directors

Sherritt International Corporation

22 Adelaide Street West, Suite 4220

Toronto, Ontario

M5H 4E3

To the Board of Directors:

Paradigm Capital Inc. (“Paradigm Capital”, “we” or “us”) understands that Sherritt International Corporation (“Sherritt” or the “Company”) and certain subsidiaries intend to pursue a recapitalization transaction to be implemented by way of a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”).

Paradigm Capital understands that the Arrangement provides for, among other things, the following terms:

Notes Terms

•

The Company’s currently outstanding unsecured notes with an aggregate principal amount of $588 million and maturity dates of November 15, 2021, September 24, 2023, and October 11, 2025 (the “Existing Notes”, and the holders of the Existing Notes the “Noteholders”) will be exchanged for new second lien notes of Sherritt in an aggregate principal amount equal to (i) 50% of the aggregate principal amount of the Existing Notes, plus (ii) the amount of accrued and unpaid interest owing to the Noteholders up to the implementation of the Arrangement (the “Effective Date”), with a maturity date of April 30, 2027 (the “New Second Lien Notes”);

•	The New Second Lien Notes will have an interest rate of 8.500% per annum, which will be payable semi-annually in arrears on April 30 and October 30 of each year, commencing on October 30, 2020;

•

The New Second Lien Notes will be secured by the material personal property and assets of the Company and each of the new note guarantors pursuant to collateral documents in substantially the same form as those provided in favour of the agent for the benefit of itself and the lenders under the Company’s revolving bank facility (the “Revolving Facility”); and

•

Noteholders that vote in favour of the Arrangement by 5:00 pm on the early consent date of March 27, 2020, as such deadline may be extended by Sherritt, will be entitled to receive a cash payment in an amount equal to 3% of the principal amount of Existing Notes voted in favour of the Arrangement by the early consent deadline as additional consideration in exchange for their Existing Notes.

CFA Loans Terms

•

The holders of the partner loans relating to the Ambatovy joint venture project (the “CFA Loans”) (the “CFA Lenders”, and together with the Noteholders, the “Debtholders”) shall be entitled to elect to receive on the Effective Date either:

a)	Such CFA Lender’s pro rata share of the Company’s interests in the Ambatovy joint venture, including its 12% ownership stake and its pro rata share of the subordinated loans; or

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

b)

Amended CFA Loans (the “Amended CFA Loans”) in a principal amount equal to the amounts outstanding under such CFA Lender’s existing CFA Loans, which Amended CFA Loans will be obligations solely of Madagascar Mineral Investments Ltd. and have no recourse to Sherritt, and where such CFA Lender shall have the right to exchange its Amended CFA Loan for a pro rata share of the Company’s interests in the Ambatovy joint venture in the 12-month period following the Effective Date.

•	If a CFA Lender does not make an election as described above, such CFA Lender shall be deemed to have elected to receive an Amended CFA Loan in exchange for its existing CFA Loan.

Other Terms

•

The lenders of the Revolving Facility have entered into an agreement to (i) waive certain potential events of default resulting from the Arrangement, and (ii) amend the Revolving Facility to allow for the implementation of the Arrangement; and

•	The Company will reduce the stated capital account of its common shares to $575 million (the “Stated Capital Reduction”).

Paradigm Capital understands that in order for the Arrangement to be approved, the Debtholders’ Arrangement resolution must be approved by the affirmative vote of at least 66 2/3% of the votes cast by the Debtholders present in person or by proxy at the Debtholders’ meeting. The Stated Capital Reduction must be approved by the affirmative vote of at least 66 2/3% of the votes cast by the holders of the Company’s common shares (the “Shareholders”) present in person or by proxy at the Shareholders’ meeting.

Paradigm Capital further understands that: (i) the Arrangement will be subject to the requisite approval by the Ontario Superior Court of Justice (the “Court”); and (ii) the material terms of the Arrangement are described in the Arrangement and will be described in an information circular of the Company (the “Circular”), which will be mailed to, among others, Debtholders and Shareholders.

Unless otherwise noted, all dollar values stated in these Opinions are denominated in Canadian dollars.

Engagement of Paradigm Capital

Pursuant to an engagement letter (the “Engagement Agreement”) dated September 4, 2019, Paradigm Capital was formally engaged as an independent financial advisor to the Company and its Board in connection with the Arrangement, and to prepare and deliver to the Board opinions in accordance with the applicable legal and regulatory requirements for the Arrangement including, without limitation, as contemplated under Section 192 of the CBCA. Paradigm Capital was asked by the Company to provide to the Board: (i) an opinion (the “CBCA Opinion”) as to whether the Noteholders and the CFA Lenders, respectively, would be in a better position, from a financial point of view, under the Arrangement, than if the Company were liquidated; and an opinion (the “Fairness Opinion” and, together with the CBCA Opinion, the “Opinions”) as to the fairness of the Arrangement, from a financial point of view, to the Company.

The Engagement Agreement provides for a fixed flat fee for providing the Opinions and Paradigm Capital is not entitled to any additional fees related to the completion of the Arrangement. In addition, Paradigm Capital is to be reimbursed for its reasonable out-of-pocket expenses, including fees paid to its legal counsel in respect of advice rendered to Paradigm Capital in carrying out its obligations under the Engagement Agreement, and is to be indemnified by the Company in respect of certain liabilities that might arise out of Paradigm Capital’s engagement.

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Paradigm Capital acknowledges and consents that the Opinions and the descriptions of the services rendered by Paradigm Capital under the Engagement Agreement may be filed with the Court as part of an affidavit and with securities commissions or similar regulatory authorities and will be disclosed (or summarized in a form acceptable to Paradigm Capital, acting reasonably) in press releases, information circulars and publicly filed documents by the Company. Additionally, for greater certainty, Paradigm Capital consents to the complete text of the Opinions being included as part of the affidavit and information circular filed with any court, securities commission, stock exchange or other regulatory authority in connection with the Arrangement.

Paradigm Capital has not provided an opinion as to any matter not specifically addressed in the Opinions. In particular, Paradigm Capital has not provided: (i) an opinion as to the relative fairness of the Arrangement among or between the Noteholders or the CFA Lenders; (ii) an opinion as to the fairness of the Arrangement, from a financial point of view, to the Shareholders and/or the holders of any other securities of, or claims against, the Company (including, without limitation, holders of options, restricted share units, deferred share units, warrants, equity claims and similar instruments or claims); (iii) an opinion as to the manner in which the classes of securities holders were constructed; (iv) an opinion as to the fairness of the process underlying the Arrangement; (v) an opinion as to the fairness of the Arrangement, from a financial point of view, to the Noteholders and/or CFA Lenders; (vi) a formal valuation or appraisal of the Company or any of its securities or assets or the securities or assets of the Company’s associates or affiliates (nor have we been provided with any such valuation); (vii) an opinion concerning the future trading price of any of the securities of the Company; (viii) an opinion as to the ability of the Company after the implementation of the Arrangement to repay or refinance the principal amount of its indebtedness; (ix) a recommendation to any Noteholders or CFA Lenders as to whether or not the Existing Notes or CFA Loans should be held, or sold or to use the voting rights provided in respect of the Arrangement to vote for or against the Arrangement or to vote for or against certain steps necessary to implement the Arrangement; or (x) an opinion of the merits of entering into the Arrangement or any alternative business strategy; and the Opinions should not be construed as such. The Opinions are not intended to be and do not constitute a recommendation to the Board as to whether it should approve the Arrangement.

Paradigm Capital also notes that the Company acknowledges that there are feasible alternatives to this Arrangement, and that there has been no process to solicit the support of the Noteholders, nor any record or measure of their support.

Credentials and Independence of Paradigm Capital

Paradigm Capital is an independent Canadian investment banking firm with a sales, trading, research and corporate finance focus, providing services for institutional investors and corporations. Paradigm Capital was founded in 1999 and is a member of the Toronto Stock Exchange, the TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada (“IIROC”). Paradigm Capital has extensive advisory, valuation, merger & acquisition and corporate governance experience.

The Opinions expressed herein represent those of Paradigm Capital and the form and content hereof has been approved for release by a committee of directors and other professionals of Paradigm Capital, each of whom is experienced in mergers, acquisitions, business combinations, divestitures, valuation and fairness opinion matters.

Except as described below, none of Paradigm Capital, its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company. Paradigm Capital is not an advisor to any person or company other than to the Company with respect to the Arrangement.

Paradigm Capital is currently engaged as an advisor for the Company on a strategic assignment unrelated to the Arrangement. Paradigm Capital, the Company and the Board agree that the

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aforementioned strategic advisory engagement does not affect Paradigm Capital’s independence or its ability to provide the Opinions.

Paradigm Capital acknowledges that John Warwick, a former investment banker at Paradigm Capital and a current special advisor to and shareholder of Paradigm Capital, is currently a member of the Board. Paradigm Capital, the Board, and the Company agree that this relationship does not affect Paradigm Capital’s independence or its ability to provide the Opinions.

Paradigm Capital may, in the ordinary course of its business, provide financial advisory or investment banking services to Sherritt from time to time. Additionally, in the ordinary course of its business, Paradigm Capital may actively trade common shares and other securities of Sherritt for its own account and for its client accounts, and, accordingly, may at any time hold a long or short position in such securities. As an investment dealer, Paradigm Capital conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Sherritt or the Arrangement, when disclosed.

Scope of the Review

In connection with the Arrangement, Paradigm Capital has reviewed and relied upon and in some cases carried out, among other things, the following:

a)	Drafts of the plan of arrangement;

b)	Drafts of the description of the New Second Lien Notes;

c)	Sherritt’s annual information forms for the years ended December 31, 2018 and December 31, 2017;

d)	Sherritt’s audited annual consolidated financial statements and management’s discussion and analysis for the years ended December 31, 2018 and 2017;

e)

Sherritt’s quarterly consolidated financial statements and management’s discussion and analysis for the quarters ended September 30, 2019, June 30, 2019, and March 31, 2019; and draft internal balance sheet figures as of December 31, 2019 provided by the management of Sherritt;

f)	Press releases and material change reports issued by Sherritt during the 12-month period ended February 24, 2020;

g)	Carry finance agreements dated March 26, 2008, and subsequent amended and restated agreements;

h)	Indenture for the Existing Notes dated November 2, 2011, and subsequent supplemental indentures;

i)	Various independent and institutional equity research reports on Sherritt and other publicly traded peer companies;

j)	Credit rating reports on Sherritt;

k)	Liquidation analysis provided by management of Sherritt;

l)	Internal financial forecasts provided by management of Sherritt;

m)	Precedent transaction disclosure;

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n)	Comparable company disclosure;

o)	Certain internal financial information and other non-public documents requested by Paradigm Capital and provided by management of Sherritt;

p)	Drafts of the press release for the announcement of the proposed Arrangement;

q)	Drafts of the Circular;

r)	Drafts of the affidavit of Andrew Snowden with respect to the Arrangement;

s)	Discussions with the Company’s management team, Goodmans LLP, the Company’s legal counsel, and National Bank Financial, Inc.; and

t)	The certificate of representation (the “Certificate”) signed by the CEO and CFO of Sherritt dated February 25, 2020.

Paradigm Capital has not, to the best of its knowledge, been denied access by Sherritt to any information requested. Paradigm Capital did not meet with the auditors of Sherritt and has assumed the accuracy and fair presentation of the audited consolidated financial statements of Sherritt and the reports of the auditors thereon.

Assumptions and Limitations

Paradigm Capital has relied upon, without independent verification, all financial and other information that was obtained by us from public sources or that was provided to us by Sherritt and its affiliates, associates, advisors or otherwise. We have assumed that this information was complete and accurate as of the date thereof, and no necessary or material facts were omitted that may make the information misleading. In accordance with the terms of our engagement, but subject to the exercise of our professional judgment, we have not conducted any independent investigation to verify the completeness or accuracy of such information. The Opinions are conditional upon such completeness and accuracy.

Paradigm Capital has also assumed that (i) all the draft documents referred to under “Scope of Review” above are accurate versions, in all material respects, of the final form of such documents; and (ii) the draft documents referred to under “Scope of Review” describe all material terms of agreements that relate to the Arrangement that are to be drafted subsequently.

With respect to the financial forecasts and budgets provided to us and used in our analysis, we have assumed that they have been prepared using the best currently available estimates and reasonable judgments of management of Sherritt as to the matters covered thereby.

The Chief Executive Officer and the Chief Financial Officer of Sherritt have represented to us in the Certificate, among other things, that (i) the information provided to Paradigm Capital, directly or indirectly, orally or in writing, by the Company or any of its subsidiaries, Goodmans LLP, and National Bank Financial, Inc. for purposes of the Engagement Letter, including in relation to the preparation of the Opinions (the “Information”), was, at the date the information was provided to Paradigm Capital, fairly and reasonably presented and complete, true and correct in all material respects, and did not, and does not, contain any untrue statement of a material fact in respect of the Company and its subsidiaries, associates, or affiliates or their respective securities or omit to state a material fact in respect of the Company and its subsidiaries, associates or affiliates or their respective securities necessary to make the information not misleading in light of the circumstances under which the Information was made or provided; (ii) any analyses, business plans, forecasts, projections, estimates and budgets provided to

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Paradigm Capital, including without limitation management’s liquidation analysis of the Company’s assets (“Management’s Liquidation Analysis”) were prepared using the assumptions identified therein and were reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company and its subsidiaries, associates and affiliates as to the matters covered thereby and such analyses, business plans, forecasts, projections, estimates and budgets reasonably represent the views of management of the Company and its financial prospects and forecasted performance of the Company and its subsidiaries, associates and affiliates (and in the case of Management’s Liquidation Analysis, reasonably represent the views of management’s expected recoveries in a liquidation) and are consistent with historical operating experience and accounting policies and procedures applied by the Company; (iii) since the dates on which the Information was provided to Paradigm Capital, there have not been any material changes or new material facts, financial or otherwise, relating to the business or affairs of the Company or any of its subsidiaries, associates or affiliates or any change in any material fact or in any material element of any of the information or new material fact, which is of a nature as to render any portion of the information untrue or misleading in any material respect, except for changes that have been updated by more current Information provided in writing to Paradigm Capital; (iv) there are no independent appraisals or valuations or material non-independent appraisals or valuations available to the Company relating to the Company or any of its subsidiaries, associates or affiliates or any of their respective material assets or liabilities which have been prepared as of a date within the two years preceding the date hereof and which have not been provided in writing to Paradigm Capital; (v) since the dates on which the Information was provided to Paradigm Capital, no material transaction has been entered into by the Company or any of its subsidiaries, associates or affiliates; (vi) other than as disclosed in the Information, to the best of their knowledge, information and belief after reasonable inquiry, the Company does not have any material contingent liabilities and there are no actions, suits, proceedings or inquiries pending or threatened in writing against or affecting the Company or any of its subsidiaries, associates or affiliates at law or in equity or before or by any federal, provincial, municipal or other governmental department, commission, bureau, board agency or instrumentality which may in any way materially adversely affect the Company and its subsidiaries, associates or affiliates taken as a whole; (vii) there are no agreements, undertakings, commitments or understandings (written or oral, formal or informal) relating to the Arrangement, except as have been disclosed in writing to Paradigm Capital; and (viii) the contents of the disclosure documents prepared in connection with the Arrangement will be true and correct in all material respects and do not contain any misrepresentation (as such term is defined in the Securities Act (Ontario)) and such disclosure documents will comply with applicable laws in all material respects.

The Opinions are based on the securities markets, economic, financial and general business conditions prevailing as of the date of the Opinions and the conditions and prospects, financial and otherwise, of Sherritt as they were reflected in the information reviewed by us. In its analysis and in preparing the Opinions, Paradigm Capital has made a number of assumptions with respect to commodity prices, industry performance, general business and economic conditions, and other matters, many of which are beyond the control of Paradigm Capital, Sherritt and any other party involved in the Arrangement.

Paradigm Capital has also assumed that: (i) the final terms of the Arrangement will be fully complied with and will be substantially the same as those described by Sherritt’s senior officers to Paradigm Capital and those contained in the Draft Plan of Arrangement provided to Paradigm Capital; (iii the Circular will contain true, full and plain disclosure of the Arrangement; and (iii) all material governmental, regulatory or other required consents and approvals necessary for the consummation of the Arrangement will be obtained without any material adverse effect on Sherritt.

The Opinions are given as of the date hereof and Paradigm Capital disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting these Opinions which may come or be brought to Paradigm Capital’s attention after such date. The Opinions are limited to Paradigm Capital’s understanding of the Arrangement as of the date hereof and Paradigm Capital assumes no

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obligation to update this Opinion to take into account any changes regarding the Arrangement after such date. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting an Opinion after the date hereof, Paradigm Capital reserves the right to change, modify or withdraw the Opinion.

The Opinions have been provided solely for the use of the Board and, other than as contemplated herein, may not be used or relied upon by any other person without the express written consent of Paradigm Capital. Except for the inclusion of the Opinions in their entirety and a summary thereof (in a form acceptable to us) in the Circular, the Company’s press release announcing the Arrangement, and the court materials filed by the Company in connection with the Arrangement, the Opinions are not to be reproduced, disseminated, quoted from or referred to (in whole or in part) without our prior written consent.

Paradigm Capital is not a legal, tax, or accounting expert and expresses no opinion concerning any legal, tax, or accounting matters concerning the Arrangement or the sufficiency of the Opinion for the Board’s purposes.

Sherritt Overview

Sherritt (TSX:S) is principally focused on the production and sale of commodities, and power generation, with operations located primarily in Canada, Cuba, Bahamas, Madagascar, and Spain. Its core businesses include: the mining and refining of lateritic nickel and cobalt in Canada, Cuba, and Madagascar; the exploration and production of oil and gas in Cuba; and the operation of energy production facilities in Cuba. In addition, Sherritt has a wholly-owned fertilizer business and sulphuric acid, utilities, and fertilizer storage facilities in Fort Saskatchewan, Alberta. The Company also has a technology group that provides technical support to Sherritt’s operating divisions and evaluates and develops process technologies for natural resource-based industries. Sherritt was incorporated in 1995 and is headquartered in Toronto, Ontario. The Company’s head office is located at 22 Adelaide Street West, Suite 4220, Toronto, Ontario, M5H 4E3.

Fairness Methodology

The Opinions have been prepared based on techniques that Paradigm Capital considers appropriate in the circumstances, after considering all relevant facts and taking into account Paradigm Capital’s assumptions, in order to form its Opinions.

CBCA Opinion Terms of Reference

Innovation, Science and Economic Development Canada’s Policy Statement 15.1 – “Policy Concerning Arrangements Under Section 192 of the CBCA” dated January 4th, 2011 provides certain guidelines regarding opinions to be obtained from a financial advisor where a corporation seeks to implement a plan of arrangement pursuant to Section 192 of the CBCA. In that context, the Company has asked Paradigm Capital to provide the CBCA Opinion.

CBCA Opinion Considerations

For the purposes of the CBCA Opinion, Paradigm Capital considered that the Noteholders would be in a better financial position under the Arrangement than if the Company were liquidated, if the estimated aggregate value of the consideration made available to the Noteholders pursuant to the Arrangement exceeds or equals the estimated value of the consideration the Noteholders would receive in a liquidation. Paradigm Capital also considered that the CFA Lenders would be in a better financial position under the Arrangement than if the Company were liquidated, if the estimated aggregate value of the consideration

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made available to CFA Lenders pursuant to the Arrangement exceeds or equals the estimated value of the consideration the CFA Lenders would receive in a liquidation.

In preparing the CBCA Opinion, Paradigm Capital reviewed and performed the following analyses:

•	Paradigm Capital reviewed and analyzed the Company’s management’s estimated ranges of recoveries for the various assets of Sherritt in a liquidation process;

•

In considering fairness of the Arrangement to the Noteholders, as compared to a Company liquidation, Paradigm Capital compared the terms of the New Second Lien Notes to similar bonds issued by similar profile companies in order to determine the estimated value of the New Second Lien Notes; and

•

In considering fairness of the Arrangement to the CFA Lenders and the Noteholders, as compared to a Company liquidation, Paradigm Capital considered the value of the Company’s interests in the Ambatovy joint venture project in a liquidation process, and any claim on residual value at Sherritt.

In preparing the CBCA Opinion, Paradigm Capital has also considered, among other things, the following matters:

•	In a liquidation process, prospective buyers will be aware that the seller is compelled to sell its assets. This may have a negative impact on the value realized;

•	A liquidation process is likely to have a negative impact on the value of the Company’s business as customers, suppliers, creditors and employees react to protect or enhance their interests;

•

A liquidation process would give rise to significant incremental costs, including senior secured debtor in possession financing, and additional legal and financial advisory costs to implement the liquidation process and address the associated legal proceedings. These costs would reduce the Company’s value or would be recovered out of sale proceeds that would otherwise be available to the Noteholders and CFA Lenders;

•

The complex ownership and operating structures of the Company’s Cuban operations, and the fact that the Cuban Government is both customer and partner in many of the operations, are factors that would likely significantly reduce the field of prospective bidders and constrain the bidding of participants in a liquidation process;

•

The potential to recover approximately US$159.6 million of current receivables from the Cuban Government would be significantly impaired in a liquidation compared to the potential recovery under the payment plan outlined in the current receivables agreement; and

•

In a liquidation process it is difficult to predict what stipulations or approvals would be required by the Cuban government for such process and what their impact would be on the ability to generate sale proceeds for distribution to stakeholders.

CBCA Opinion Conclusion

Based upon and subject to the foregoing, Paradigm Capital is of the opinion that, as of the date hereof, the Noteholders and the CFA Lenders, respectively, would be in a better position, from a financial point of view, under the Arrangement than if the Company was liquidated.

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Fairness Opinion Considerations

In preparing the Fairness Opinion, Paradigm Capital considered that the Arrangement would be fair, from a financial point of view, to the Company, if the Arrangement:

•	provides the Company with an improved capital structure, by reducing the total amount of debt outstanding and the interest expense cost associated with that debt; and

•

reduces the risk that the Company’s cash flow from operations and available liquidity would be insufficient to provide adequate funds to finance the operating and capital expenditures necessary to execute its operating strategy and repay its debt as it comes due.

In arriving at the Fairness Opinion, Paradigm Capital considered, among other things, the following matters:

•	The Arrangement would result in a reduction of debt by approximately $414 million, substantially reducing the Company’s outstanding debt;

•	The Arrangement would substantially reduce the Company’s annual interest payments by approximately $19 million;

•

The Arrangement would not affect any of the Company’s contractual relationships with its trade vendors or any amounts owing to them; hence, would not result in any disruption to the Company’s ongoing operations;

•	The Arrangement would materially improve the Company’s ability to generate cash flow, ability to manage periods of weaker commodity prices, and financial flexibility;

•	The Company may forfeit its interests in the Ambatovy joint venture project to provide the consideration for the CFA Lenders under the Arrangement; and

•	The Company has the opportunity, at this time, to effect the Arrangement with the approval of the Noteholders and the CFA Lenders in accordance with applicable law.

Fairness Opinion Conclusion

Based upon and subject to the foregoing, Paradigm Capital is of the Opinion that the Arrangement is fair, from a financial point of view, to the Company.

Yours very truly,

(signed) Paradigm Capital Inc.

PARADIGM CAPITAL INC.

95 Wellington Street West, Suite 2101, Toronto, Ontario M5J 2N7 | Telephone (416) 361-9892

APPENDIX H

DESCRIPTION OF NOTES

SEE ATTACHED

DESCRIPTION OF NOTES

This description of Notes is intended to be a useful overview of the material provisions of the Notes and the Indenture. Since this is only a summary, it does not contain all of the details that will be found in the full text of, and is qualified in its entirety by the provisions of, the Notes and the Indenture, which will contain a complete description of the obligations of the Corporation and the Guarantors and your rights. Copies of the Indenture in substantially final form will be made available for review under the Corporation’s profile on SEDAR at www.sedar.com. The Corporation will issue a press release once the Indenture has been posted for viewing. Following the Issue Date, you may request copies of the Notes and the Indenture at our address at Bay Adelaide Centre, East Tower, 22 Adelaide Street West, Suite 4220, Toronto, Ontario, Canada M5H 4E3.

You will find the definitions of capitalized terms used in this description under the heading “—Certain Definitions.” For purposes of this description, references to “the Corporation,” “we,” “our” and “us” refer only to Sherritt International Corporation and not to its Subsidiaries. Certain defined terms used in this description but not defined herein have the meanings assigned to them in the Indenture. References to “$” are to Canadian dollars. The Notes will be denominated in Canadian dollars, and all payments on the Notes will be made in Canadian dollars.

The Indenture will be subject to the provisions of the U.S. Trust Indenture Act of 1939, as amended (the “U.S. Trust Indenture Act”) and the terms of the Notes and the Indenture will include, or be deemed to include, those required by the U.S. Trust Indenture Act. The Indenture will be qualified under the U.S. Trust Indenture Act pursuant to an application on Form T-3 to be filed with the U.S. Securities and Exchange Commission by the Corporation and the Guarantors. The Indenture Trustee will be qualified under the U.S. Trust Indenture Act pursuant to an application on Form T-6 included in the application on Form T-3.

The Holder of a Note will be treated as such Note’s owner for all purposes. Only Holders will have rights under the Indenture.

General

The Notes will:

•	be senior secured obligations of the Corporation;

•

be initially issued in an aggregate principal amount equal to (i) approximately $294 million plus (ii) the amount of all accrued and unpaid interest on the Existing Notes (as defined in the Circular) up to but not including the Issue Date;

•	be unconditionally guaranteed on a senior secured basis by each of the Corporation’s Wholly-Owned Restricted Subsidiaries that are not Immaterial Subsidiaries. See “—Note Guarantees”;

•	mature on April 30, 2027;

•	be issued in denominations of $1,000 and integral multiples of $1,000 in excess thereof; and

•	be represented by one or more registered Notes in global form, but in certain circumstances may be represented by Notes in certificated form.

Interest on the Notes will:

•	accrue at a rate of 8.50% per annum, payable in cash;

•	accrue from the date of original issuance or, if interest has already been paid, from the most recent interest payment date;

•

be payable in cash semi-annually in arrears on April 30 and October 30 of each year, commencing with October 30, 2020 with respect to the period from and including the issue date to, but excluding October 30, 2020;

•	be payable to the Holders of record at the close of business on the 15th day immediately preceding the related interest payment dates; and

•	be computed on the basis of a 365-day or 366-day year, as applicable.

For purposes of the Interest Act (Canada), the yearly rate of interest to which interest calculated under a Note for any period in any calendar year (the “Calculation Period”) is equivalent to the rate payable under the Note in respect of the Calculation Period multiplied by a fraction the numerator of which is the actual number of days in such calendar year and the denominator of which is the actual number of days in the Calculation Period. The principle of deemed reinvestment of interest does not apply to any interest calculation under the Notes or Indenture. The rates of interest stipulated in the Notes and the Indenture are intended to be nominal rates and not effective rates or yields.

Ranking

The Notes will:

•	be senior secured obligations of the Corporation;

•	be secured by second-ranking Liens (ranking only behind the Liens securing the Credit Facility), subject to Permitted Liens, on the Collateral of the Corporation;

•

rank senior in right of payment to any Subordinated Obligations of the Corporation and rank equally in right of payment to all Indebtedness of the Corporation that is not expressly subordinated in right of payment to the Notes;

•

be effectively subordinated to any existing and future Indebtedness of the Corporation (including Indebtedness under the Credit Facility) that is secured by Liens on assets that do not constitute Collateral, or by Liens on the Collateral that rank senior in priority to the Liens on such Collateral securing the Notes, to the extent of the value of the assets securing such Indebtedness;

•

be effectively senior to the Corporation’s existing and future unsecured Indebtedness to the extent of the value of the Collateral (after giving effect to any Lien on the Collateral that secures the Credit Facility on a first-priority basis); and

•

be structurally subordinated to all liabilities of any Subsidiary of the Corporation that is not a Guarantor, including the liabilities of the Unrestricted Subsidiaries and the Non-Guarantors, and the liabilities of any Joint Venture in which the Corporation has an interest.

Each Note Guarantee of a Guarantor will:

•

be a senior secured obligation of such Guarantor other than in the case of the Spanish Guarantor which will not grant Liens on its Property in favour of the Collateral Agent unless and until it grants Liens over its Property to the Senior Agent on behalf of the Senior Lenders;

•

be secured by second-ranking Liens (ranking only behind the Liens securing the Credit Facility), subject to Permitted Liens, on the Collateral of such Guarantor, other than in the case of the Spanish Guarantor which will not grant Liens on its Property in favour of the Collateral Agent unless and until it grants Liens over its Property to the Senior Agent on behalf of the Senior Lenders;

•

rank senior in right of payment to any Guarantor Subordinated Obligations of such Guarantor and rank equally in right of payment with all existing and future Indebtedness of such Guarantor that is not expressly subordinated in right of payment to such Guarantor’s Note Guarantee;

•

be effectively subordinated to any existing and future Indebtedness of such Guarantor (including Indebtedness under the Credit Facility) that is secured by Liens on assets that do not constitute Collateral, or by Liens on the Collateral that rank senior in priority to the Liens on such Collateral securing such Guarantor’s Note Guarantee, to the extent of the value of the assets securing such Indebtedness; and

•

except in the case of the Spanish Guarantor, be effectively senior to all of such Guarantor’s existing and future unsecured Indebtedness to the extent of the value of the Collateral (after giving effect to any Lien on the Collateral that secures the Credit Facility on a first-priority basis).

Note Guarantees

The obligations of the Corporation under the Indenture and the Notes will be fully and unconditionally guaranteed, jointly and severally, on a senior basis by each of the Corporation’s current and future Wholly-Owned Restricted Subsidiaries that are not Immaterial Subsidiaries (to the extent permitted by local law in the case of subsidiaries organized in jurisdictions other than Canada and the United States). The Senior Agent and the Senior Lenders have provided financing to the MOA Joint Venture and as a result will also have the benefit of guarantees from each of the non-wholly owned entities forming part of the MOA Joint Venture and NPMMI, which entities will not guarantee the Notes. NPMMI is a wholly owned entity, undertaking marketing activities in respect of the Corporation’s nickel operations and certain of its Joint Ventures. MMI is a wholly owned single purpose entity holding the Corporation’s remaining interests (if any) in the Ambatovy Joint Venture following the implementation of the Plan (as defined in this Circular). MMI will not guarantee the Credit Facility or the Notes. Both MMI and NPMMI will be designated as Unrestricted Subsidiaries under the Indenture.

See “—Certain Covenants—Future Guarantors.”

The Indenture will provide that each Note Guarantee by a Guarantor will be automatically and unconditionally released and discharged upon:

(a)

any sale, assignment, transfer, conveyance, exchange or other disposition (by merger, amalgamation, arrangement, consolidation, winding up or otherwise) of (i) all or substantially all of the assets of such Guarantor or (ii) the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary of the Corporation, which sale, assignment, transfer, conveyance, exchange or other disposition in each case does not violate the provisions of the Indenture described under “—Repurchase at the Option of Holders—Asset Disposition” and “—Certain Covenants—Merger and Consolidation” (it being understood that only such portion of the Net Available Cash as is required to be applied on or before the date of such release in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time);

(b)	the proper designation of any Guarantor as an Unrestricted Subsidiary; or

(c)

the Corporation’s exercise of its legal defeasance option or covenant defeasance option as described under “—Defeasance” or the discharge of the Corporation’s obligations under the Indenture in accordance with the terms of the Indenture.

The Indenture will provide that a Note Guarantee by a Guarantor may, at the option of the Corporation, be unconditionally released and discharged upon (i) such Guarantor becoming an Immaterial Subsidiary or (ii) such Guarantor being released from its obligations under the Credit Facility, except where such release results from the repayment and termination of the Credit Facility.

The Corporation shall be required to deliver to the Indenture Trustee an Officer’s Certificate and Opinion of Counsel each stating that all conditions precedent provided for in the Indenture relating to such transaction and/or release have been satisfied.

Security for the Notes

General

The obligations of the Corporation and the Guarantors (except in the case of the Spanish Guarantor, for so long as the Spanish Guarantor’s obligations are not secured by First Ranking Liens in favour of the Senior Agent, on behalf of the Senior Lenders under the Credit Facility) under the Indenture, the Notes, the Note Guarantees, and the Collateral Documents will be secured by a Second Ranking Lien on the Collateral pursuant to the Collateral Documents. The Collateral will consist of substantially all personal property and assets of the Corporation and the Guarantors (other than the Spanish Guarantor), subject to certain customary exclusions consistent with those contained in the security documents granted in favour of the Senior Agent under the Credit Facility, and will be charged pursuant to Collateral Documents in substantially the same form as those provided in favour of the Senior Agent under the Credit Facility.

The Liens securing the Notes and the Note Guarantees (other than the Note Guarantee of the Spanish Guarantor) will be junior in priority to any Lien in the Collateral granted at any time to secure the Credit Facility. The Senior Agent and the Senior Lenders under the Credit Facility secured by such prior ranking Liens may have rights and remedies with respect to the Collateral that, if exercised, could adversely affect the value of the Collateral or the ability of the Collateral Agent to realize or foreclose on the Collateral on behalf of the Holders of the Notes. In addition, the Senior Agent and the Senior Lenders have provided financing to, and have obtained guarantees from the non-wholly owned entities forming part of the MOA Joint Venture and NPMMI, and as a result will have Liens on certain assets of such Joint Ventures and NPMMI (consisting primarily of cash and accounts), which assets will not form part of the Collateral.

The Corporation and the Guarantors will be able to incur additional Indebtedness in the future which could be secured by Liens on the Collateral, including Additional Notes. The amount of such additional Indebtedness will be limited by the covenants described under “— Certain Covenants — Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “— Certain Covenants — Limitation on Liens”.

Collateral Agent

Pursuant to the Collateral Documents, the Collateral Agent appointed by the Corporation will act as collateral agent for the benefit of the Holders of the Notes.

The Collateral Agent will hold (directly or through co-agents or sub-agents), and will be entitled to enforce, all Second Ranking Liens on the Collateral created by the Collateral Documents.

Except as provided in the Intercreditor Agreement, the Collateral Agent will not commence any exercise of remedies or any foreclosure actions or otherwise take any actions or proceedings against any of the Collateral.

Intercreditor Agreement

On or prior to the Issue Date, the Collateral Agent, the Senior Agent on behalf of the Senior Lenders, the Corporation and the Guarantors will enter into the Intercreditor Agreement, which may be amended from time to time in accordance with the terms thereof. The Intercreditor Agreement will provide that, while any amount under the Credit Facility remains outstanding, the Senior Lenders will, during the Standstill Period (as defined and described below) control, subject to certain limited exceptions in the Intercreditor Agreement, the exercise of all remedies and other enforcement actions related to the Collateral. In such circumstances, subject to certain limited exceptions in the Intercreditor Agreement to preserve and protect the Second Ranking Liens and the right to make claims associated therewith, none of the Collateral Agent, the Indenture Trustee or the Holders of the Notes will be able to take actions to exercise remedies to enforce the security interests related to the Collateral, force a sale of the Collateral, or otherwise exercise remedies normally available to secured creditors without the concurrence of the Senior Lenders.

Liens securing all obligations owing to the Senior Lenders and the Senior Agent will at all times be senior and prior in all respects to liens securing the Notes obligations, and liens securing the Notes obligations will at all times be junior and subordinate in all respects to liens securing all obligations owing to the Senior Lenders and the Senior

Agent, provided that the principal amount of such obligations owing to the Senior Lenders and the Senior Agent which have such priority shall be limited to the greater of (a) $70 million and (b) a principal amount equal to the then-effective Borrowing Base (as defined in the Credit Facility from time to time) plus (ii) the amount of any shortfall resulting from outstanding advances that may exceed the Borrowing Base as a result of any recalculation of the Borrowing Base in the intervening period plus (iii) $10 million plus (iv) all obligations of the Corporation and the Guarantors outstanding under any hedging agreement or cash management agreement with any Senior Lender (the “First Lien Cap”). Notwithstanding the foregoing, the Senior Agent on behalf of the Senior Lenders shall retain a subordinate lien ranking in priority behind the Notes in respect of any advanced amounts in excess of the First Lien Cap (the “Excess Amount”).

The Indenture Trustee and Collateral Agent on behalf of the Holders of the Notes will not be entitled to take any enforcement action (including commencing insolvency proceedings) or otherwise exercise control or rights and remedies (subject to certain customary unrestricted actions including demand, acceleration and filing of proofs of claim) with respect to the Corporation or any Guarantor, or the Collateral, until the passage of a standstill period of 180 days from the first date on which the Senior Agent, on behalf of the Senior Lenders, has received from the Collateral Agent written notice of its intention to take any such enforcement action or exercise such rights and remedies (the “Standstill Period”), which notice may only be delivered following the occurrence of and during the continuance of an Event of Default under the Notes (a “Notes Default’) and thereafter following the expiry of the Standstill Period for so long as (i) the Senior Agent, on behalf of the Senior Lenders, is diligently pursuing an enforcement action or otherwise exercising control or rights and remedies with respect to a material portion of the collateral or is stayed or otherwise precluded from taking such enforcement action or exercising such control or rights and remedies, or (ii) the Corporation or any Guarantor is then subject to insolvency proceedings. In addition to the foregoing, if the Credit Facility is no longer outstanding, then upon the occurrence of and during the continuance of an Event of Default, the Collateral Agent will have the right to exercise remedies with respect to the Collateral.

When the Collateral Agent has control of enforcement, under the terms of the Indenture and the Collateral Documents, the Indenture Trustee will provide instructions to the Collateral Agent (at the direction of Holders of a majority in principal amount of the outstanding Notes (see “Events of Default” below)) for the determination of the circumstances and manner in which to dispose of the Collateral, including, but not limited to, the determination of whether to force a sale or foreclose on such Collateral following an Event of Default. Notwithstanding the foregoing sentence, any action taken or not taken without the vote of any Holder of outstanding Notes will nevertheless be binding on such Holder if approved by Holders of a majority in principal amount of the outstanding Notes. If the Collateral Agent has asked the holders of the Notes for instruction and the holders have not yet responded to such request, the Collateral Agent will be authorized, but not required, to take, and will not in any event have any liability for taking, delaying in taking or failing to take, such actions with regard to an Event of Default or event which the Collateral Agent, in good faith, reasonably believes to be required to promote and protect the interests of the Holders of the Notes and to preserve the value of the Collateral; provided that, once instructions with respect to such request have been received by the Collateral Agent from the requisite majority of the Holders of the outstanding Notes, the actions of the Collateral Agent will be governed thereby and the Collateral Agent will not take any further action which would be contrary thereto.

At any time that any Credit Facility remains outstanding, the right of the Collateral Agent to repossess and dispose of the Collateral upon the occurrence of an Event of Default under the Indenture:

(a)	will be subject to the provisions of the Intercreditor Agreement;

(b)	in the case of Collateral that is subject to Permitted Liens, will be subject to the terms of agreements governing those Permitted Liens; and

(c)

is likely to be significantly impaired by applicable Bankruptcy Law if a bankruptcy or insolvency proceeding were to be commenced by or against the Corporation or any of its Subsidiaries prior to the Collateral Agent having repossessed and disposed of the Collateral.

Pursuant to the Intercreditor Agreement, the proceeds realized from the Collateral (whether realized pursuant to any insolvency proceeding or otherwise, and including distributions in respect of secured claims in an insolvency proceeding) will, as between the Indenture Trustee, the Collateral Agent and the Holders of the Notes on the one hand, and the Senior Agent and the Senior Lenders on the other hand, be applied as follows:

(a)	first, to amounts owing to the Senior Agent and the Senior Lenders for their fees, costs, and expenses in accordance with the terms of the applicable documents;

(b)

second, to amounts owing to the Senior Lenders in accordance with the terms of the Credit Facility, and other Liens on the Collateral ranking prior to the Second Ranking Liens, until they are paid in full, subject to the First Lien Cap;

(c)

third, to amounts owing to the Collateral Agent and the Indenture Trustee (in its respective capacities as such) for its fees, costs and expenses in accordance with the terms of the applicable documents;

(d)	fourth, rateably to amounts owing to the Holders of the Notes (in accordance with the terms of the Indenture);

(e)	fifth, on account of any Excess Amount owing to the Senior Lenders in accordance with the terms of the Credit Facility until they are paid in full; and

(f)	sixth, to the Corporation, the Guarantors and/or other Persons entitled thereto pursuant to applicable law.

The Collateral has not been appraised in connection with the transactions described in this Circular, and the Fair Market Value of the Collateral is subject to fluctuations based on factors that include, among others, the ability of the Corporation to implement its business strategies and similar factors. In the event of a foreclosure, liquidation, bankruptcy, or similar proceeding, there is no assurance that the Collateral will be sufficient to pay the Corporation’s obligations under the Notes. In addition, the fact that the Senior Lenders under the Credit Facility will receive proceeds from enforcement of the Collateral before Holders of the Notes and that other Persons may have prior Liens on Property subject to Permitted Liens could have a material adverse effect on the amount that would be realized upon a liquidation of the Collateral. Accordingly, there can be no assurance that the Collateral granted as security for the Notes and the Note Guarantees pursuant to the Indenture and the Collateral Documents following an Event of Default would be sufficient to satisfy, or would not be substantially less than, amounts due under the Notes.

Information regarding Collateral

The Corporation will furnish to the Collateral Agent, with respect to the Corporation or any Guarantor, promptly (and in any event within 30 days of such change) written notice of (i) any change of name, or the adoption of a French or combined English/French or French/English form of name, of such Person, (ii) any change in the jurisdiction where (A) such Person is incorporated, formed or continuing or is located (within the meaning of Section 7(3) of the PPSA) or (B) where the registered office, chief executive office or principal place of business such Person is located, or (iii) changes to the locations where such Person maintains its records, and of full particulars of such new location.

Release of Liens

The Collateral Documents and the Indenture will provide that the Second Ranking Liens securing any Note Guarantees of any Guarantor will be released automatically when such Note Guarantees are released in accordance with the terms of the Indenture. In addition, the Second Ranking Liens securing the Notes and the Note Guarantees will be released automatically:

(a)	upon defeasance of the Indenture as set forth under “— Defeasance”;

(b)	upon payment in full of principal, interest and all other obligations (other than contingent indemnity obligations) on the Notes;

(c)

with the consent of the requisite holders of the Notes in accordance with the provisions under “Amendments and Waivers”, including, without limitation, consents obtained in connection with an offer for, or purchase of, the Notes;

(d)

in connection with any disposition of Collateral to any Person other than the Corporation or any of the Guarantors (but excluding any transaction subject to the covenant described under “¬Certain Covenants — Merger and Consolidation” if the recipient is required to become the obligor on the Notes or a Guarantor) that is permitted by the Indenture (with respect to the Lien on such Collateral);

(e)	upon the release by the Senior Agent of the Liens granted in its favour by the Corporation or any Guarantor, other than in connection with a repayment and termination of the Credit Facility;

(f)

upon the sale or disposition of any Collateral pursuant to the exercise of any rights and remedies by the Senior Agent, on behalf of the Senior Lenders, with respect to any Collateral securing the Credit Facility or the commencement or prosecution of enforcement by the holders of first lien Indebtedness of any of the rights and remedies under any security document securing first lien Indebtedness or applicable law, including, without limitation, the exercise of any rights of set-off or recoupment; and

(g)

upon the sale or disposition of Collateral pursuant to the exercise of any rights and remedies by the Collateral Agent with respect to the Collateral securing the Notes in accordance with the terms of the Intercreditor Agreement.

Notwithstanding anything to the contrary, no sale, transfer, lease or other disposal of Collateral by any Person to the Corporation or any Guarantor shall result in the release of the Lien on such Collateral.

Additional Collateral, Acquisition of Property, Further Assurances

The Indenture and the Collateral Documents will require that the Corporation grant to the Collateral Agent for its benefit and for the benefit of the Holders of the Notes duly created, enforceable, and perfected Second Ranking Liens on all Collateral acquired after the Issue Date, to the same extent and upon the same terms as the Liens granted in favour of the Senior Agent on behalf of the Senior Lenders under the Credit Facility. In addition, any future Subsidiaries required to become Guarantors (as set forth under “Certain Covenants - Future Guarantors”) will be required to similarly grant Second Ranking Liens on their Property to the Collateral Agent for the benefit of the Holders of the Notes.

The Corporation will, and will cause each of the Guarantors, if any, to, do or cause to be done all acts and things that may be reasonably requested by the Collateral Agent to assure and confirm that the Collateral Agent holds, for the benefit of the Holders of the Notes, duly created, enforceable, and perfected Liens upon the Collateral.

Perfection and Non Perfection of Security in Collateral

To the extent that the Liens in favour of the Collateral Agent in any Collateral are not perfected, the Collateral Agent’s rights may only be equal to the rights of the general unsecured creditors of the Corporation and the Guarantors in the event of a bankruptcy or insolvency. Outside of bankruptcy or insolvency, Liens of certain Lien holders, such as holders of certain statutory or possessory Liens, judgment creditors, or any creditors who obtain a perfected Lien in any items of Collateral in which the Collateral Agent’s Liens are unperfected or in which such unperfected Liens or the perfected Liens under applicable law have priority over the Collateral Agent’s Lien, may take priority over the Collateral Agent’s interest in the Collateral.

Accordingly, there can be no assurance that the Property in which the Collateral Agent’s Liens are unperfected or perfected but not having the intended priority will be available upon the occurrence of an Event of Default to satisfy the obligations under the Notes.

Bankruptcy and Insolvency Limitations

In addition to the limitations described elsewhere herein, the rights of the Indenture Trustee and the Collateral Agent to enforce remedies are likely to be significantly impaired by the restructuring provisions of applicable Canadian federal bankruptcy, insolvency, and other restructuring legislation in the event the benefit of such legislation is sought with respect to the Corporation or any Guarantor. For example, both the Bankruptcy and Insolvency Act (Canada) (the “BIA”) and the Companies’ Creditors Arrangement Act (Canada) (the “CCAA”) contain provisions enabling an insolvent Person to obtain a stay of proceedings against its creditors and others to prepare and file a proposal or plan of arrangement for consideration by all or some of its creditors to be voted on by the various classes of its creditors affected thereby. Such a restructuring proposal, if accepted by the requisite majorities of each affected class of creditors and if approved by the relevant court, would be binding on creditors within any such class who may not otherwise be willing to accept it. Moreover, this legislation permits the insolvent debtor to retain possession and administration of its property, subject to court oversight, even though it may be in default under the applicable debt instrument.

The powers of the court under the BIA and the CCAA have been exercised broadly to protect a restructuring entity from actions taken by creditors and other parties. Accordingly, the Corporation cannot predict whether payments under the Notes would be made following commencement of or during such proceeding, whether or when the Indenture Trustee or the Collateral Agent could exercise their rights under the Indenture and the applicable Collateral Documents, respectively, or whether and to what extent holders of the Notes would be compensated for any delays in payment, if any, of principal, interest and costs, including the fees and disbursements of the Collateral Agent.

Some of the Guarantors are formed in jurisdictions other than Canada and some of the Collateral may be located in jurisdictions outside of Canada. The rights of the Indenture Trustee and the Collateral Agent to enforce remedies may be further affected by the provisions of applicable restructuring, bankruptcy, insolvency and similar legislation in such jurisdictions.

Payments on the Notes; Paying Agent and Registrar

The Corporation will pay, or cause to be paid, the principal of, premium, if any, and interest on the Notes at the office or agency designated by the Corporation. The Corporation has initially designated the Indenture Trustee to act as its paying agent (the “Paying Agent”) and registrar (the “Registrar”) at its corporate trust office. The Corporation may, however, change the Paying Agent or Registrar without prior notice to the Holders, and the Corporation or any of its Restricted Subsidiaries may act as Paying Agent or Registrar.

The Corporation will pay principal of, premium, if any, and interest on, Notes in global form registered in the name of or held by CDS or its nominee in immediately available funds to CDS or its nominee, as the case may be, as the registered Holder of such global Note.

Payment of Additional Amounts

All amounts paid or credited by the Corporation under or with respect to the Notes will be made net of any withholding or deduction for or on account of any present or future Taxes imposed or levied by or on behalf of the government of Canada, any province or territory of Canada or any political subdivision or any authority or agency therein or thereof having power to tax, or any jurisdiction in which the Corporation is organized, resident, or doing business for tax purposes, or from or through which the Corporation (or its agents) makes any payment on the Notes, or any taxing authority thereof, and the Corporation will not be required to pay any additional amounts to Holders in respect of any Taxes to the extent that such Taxes at any time become payable.

All payments made by or on behalf of any Guarantor (each such payor, a “Payor”) under or with respect to any Note Guarantee will be made free and clear of and without withholding or deduction for or on account of, any present or future Taxes, imposed or levied by or on behalf of any jurisdiction in which such Guarantor is organized, carrying on business in for tax purposes, or is resident for tax purposes or any jurisdiction from or through which payment is made (including the jurisdiction of any paying agent) (each, a “Relevant Taxing Jurisdiction”), unless such Payor is required to withhold or deduct Taxes by law or by the interpretation or administration thereof. If any Payor is so required to withhold or deduct any amount for or on account of Taxes imposed by a Relevant Taxing

Jurisdiction from any payment made under or with respect to any Note Guarantee, such Payor will be required to pay such additional amounts (“Additional Amounts”) as may be necessary so that the net amount received by a Holder or beneficial owner of Notes (including Additional Amounts) after such withholding or deduction will not be less than the amount such Holder or beneficial owner of Notes would have received if such Taxes had not been withheld or deducted; provided that no Additional Amounts will be payable with respect to any Taxes payable by virtue of:

(a) the applicable Payor not dealing at arm’s length (within the meaning of the Tax Act) with such Holder or beneficial owner at the time of the payment;

(b) such Holder or beneficial owner being either (i) a “specified non-resident shareholder” of the Corporation or a relevant Guarantor or (ii) a non-resident person who does not deal at arm’s length with a specified shareholder of the Corporation or a Guarantor, in each case for purposes of subsection 18(5) of the Tax Act;

(c) any connection between such Holder or beneficial owner of Notes and the Relevant Taxing Jurisdiction other than a connection resulting from the mere acquisition, ownership, holding or disposition of, or the enforcement of rights under or the receipt of payments in respect of, any Notes or Note Guarantees or beneficial interests therein;

(d) such Holder or beneficial owner failing to duly and timely comply (where such Holder or beneficial owner is legally eligible to do so) with a timely request of the Corporation to comply with information, documentation, certification or other evidentiary requirements concerning such Holder’s or beneficial owner’s nationality, residence, entitlement to treaty benefits, identity or connection with the Relevant Taxing Jurisdiction, if and to the extent that due and timely compliance with such request would have resulted in the reduction or elimination of any Taxes as to which Additional Amounts would have otherwise been payable to such Holder or beneficial owner of Notes but for this clause (d), and provided that the Corporation provides written notice of such requirement to the applicable Holder or beneficial owner at least 30 days prior to the date of the payment in respect of which Additional Amounts would be payable;

(e) such Holder or beneficial owner being a fiduciary, a partnership or not the beneficial owner of any payment on a Note, if and to the extent that, as a result of an applicable tax treaty, no Additional Amounts would have been payable had the beneficiary, partner or beneficial owner owned the Note directly (but only if there is no material cost or expense associated with transferring such Note to such beneficiary, partner or beneficial owner and no restriction on such transfer that is outside the control of such beneficiary, partner or beneficial owner);

(f) such Tax being an estate inheritance, gift, sales, transfer or personal property Tax or any similar Tax with respect to a Note; or

(g) any combination of the foregoing clauses (a) to (f).

(Any Taxes, other than Taxes described in the foregoing clauses (a) to (g), are referred to herein as “Indemnified Taxes”.)

The applicable Payor will make any required withholding or deduction and remit the full amount deducted or withheld to the Relevant Taxing Jurisdiction in accordance with applicable law. Upon request, the Corporation will provide the Indenture Trustee with official receipts or other documentation evidencing the payment of the Taxes with respect to which Additional Amounts are paid. Each Guarantor will indemnify and hold harmless each Holder and beneficial owner for the amount of (A) any Indemnified Taxes not withheld or deducted by such Guarantor and levied or imposed and paid by such Holder or beneficial owner as a result of payments made under or with respect to the Guarantees, (B) any liability (including penalties, interest and expenses) arising therefrom or with respect thereto, and (C) any Indemnified Taxes imposed with respect to any reimbursement under clauses (a) or (b) above.

If a Payor is or will become obligated to pay Additional Amounts under or with respect to any payment made on a Note Guarantee, then at least 30 days prior to the date of such payment (or, if such obligation to pay Additional Amounts arises shortly before or after the 30th day prior to such date, promptly after the date that the obligation to pay Additional Amounts arises), such Payor will deliver to the Indenture Trustee an Officer’s Certificate stating the fact that Additional Amounts will be payable and the amount so payable and such other information necessary to enable the Paying Agent to pay such Additional Amounts to Holders on the relevant payment date.

Whenever in the Indenture there is mentioned in any context:

(1)	the payment of principal;

(2)	redemption prices or purchase prices in connection with a redemption or purchase of Notes;

(3)	interest; or

(4)	any other amount payable on or with respect to any of the Notes or any Note Guarantee;

such reference shall be deemed to include payment of Additional Amounts as described under this heading to the extent that, in such context, Additional Amounts are, were or would be payable in respect thereof.

The obligations described under this heading will survive any termination, defeasance or discharge of the Indenture and any transfer by an applicable Holder or beneficial owner of its Notes to another applicable Holder or beneficial owner, and will apply, mutatis mutandis, to any jurisdiction in which any successor to the Corporation or any Guarantor is incorporated, engaged in business for tax purposes or resident for tax purposes, or any jurisdiction from or through which such successor makes any payment on a Note Guarantee and, in each case, any department or political subdivision thereof or therein.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and such other documents as may be reasonably requested by it documenting the identity and/or signatures of the transferor and the transferee. No service charge will be imposed by the Corporation, the Indenture Trustee or the Registrar for any registration of transfer or exchange of Notes, but the Corporation may require a Holder to pay a sum sufficient to cover any transfer tax or other governmental taxes and fees required by law or permitted by the Indenture except to the extent any such tax or fee is to be reimbursed by the Corporation or Guarantor as an Indemnified Tax. The Corporation is not required to transfer or exchange any Note selected for redemption. Also, the Corporation is not required to transfer or exchange any Note for a period of 15 days before the day of mailing of a notice of redemption of Notes to be redeemed.

The registered Holder of a Note will be treated as the owner of it for all purposes.

Optional Redemption

At any time, the Corporation may redeem the Notes, in whole or in part, on one or more occasions, not less than 30 nor more than 60 days’ notice, at the following redemption prices:

(1)

at any time prior to April 30, 2026 at a redemption price equal to 103% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest of the Notes, if any, to (but excluding) the applicable date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date); and

(2)

at any time from and after April 30, 2026 at a redemption price equal to 100% of the principal amount of the Notes so redeemed, plus accrued and unpaid interest of the Notes, if any, to (but excluding) the applicable date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to such redemption date);

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes will be subject to redemption by the Corporation.

In the case of any partial redemption, selection of the Notes for redemption will be made in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed but are in global form, then by lot or otherwise in accordance with the procedures of CDS or, if the Notes are not listed and not in global form on a pro rata basis, by lot or by such other method as the Indenture Trustee in its sole discretion will deem to be fair and appropriate, although no Note of $1,000 in original principal amount or less will be redeemed in part. If any Note is to be redeemed in part only, the notice of redemption relating to such Note will state the portion of the principal amount thereof to be redeemed. A new Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the Holder thereof upon cancellation of the original Note.

Any redemption notice may, at the Corporation’s discretion, be subject to one or more conditions precedent, including completion of an Equity Offering or other corporate transaction.

Mandatory Redemption from Excess Cash Flow

Commencing with the two fiscal quarter period ending June 30, 2021:

(1)

solely to the extent that the Corporation has the Minimum Liquidity Amount both before and after making such payment, on the first interest payment date falling after the end of the fiscal quarter ending on June 30 in each fiscal year (the first such interest payment date being, October 30, 2021), the Corporation shall redeem the Notes on a pro rata basis in accordance with the redemption provisions under the Indenture in the maximum aggregate principal amount of Notes that may be redeemed, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption, from an amount equal to: (x) 50% of the Excess Cash Flow in respect of the immediately preceding two fiscal quarter period less (y) the aggregate amount of all voluntary permanent prepayments of Notes and mandatory permanent prepayments of Notes (other than any mandatory permanent prepayments made pursuant to the covenant under the heading“—Mandatory Redemptions from Excess Cash Flow”) that were made during such immediately preceding two fiscal quarter period (the result of (x) less (y) being the “Q2 ECF Payment Amount”); provided, that if (a)(1) the result of such subtraction is not a positive number and (2) the amount of Excess Cash Flow for such period is greater than zero, any negative amount resulting from such subtraction (the “Q2 Excess Prepayment Carry Over Amount”) may be carried over to the subsequent two fiscal quarter period only and used as a deduction in the calculation of the Q4 ECF Payment Amount referred to in clause (2) below, or (b)(1) the result of such subtraction is not a positive number and (2) the amount of Excess Cash Flow for such period is zero or less, the aggregate amount of all voluntary permanent prepayments of Notes and mandatory permanent prepayments of Notes (other than any mandatory permanent prepayments made pursuant to the covenant under the heading“—Mandatory Redemptions from Excess Cash Flow”) made during such period (the “Q2 Negative Prepayment Carry Over Amount”) may be carried over for the subsequent two quarter period only and used as a deduction in the calculation of the Q4 ECF Payment Amount referred to in clause (2) below (and with either the Q2 Negative Prepayment Carry Over Amount or the Q2 Excess Prepayment Carry Over Amount being expressed as a positive number and referred to as the “Q2 Prepayment Carry Over Amount”); provided that, if the Q2 ECF Payment Amount is a positive number but is less than $5 million, such Q2 ECF Payment Amount shall be paid together with the Q4 ECF Payment Amount referred to in clause (2) below; and

(2)

solely to the extent that the Corporation has the Minimum Liquidity Amount both before and after making such payment, on the first interest payment date falling after the end of the fiscal quarter ending on December 31 in each fiscal year (the first such interest payment date being April 30, 2022), the Corporation shall redeem Notes on a pro rata basis in accordance with the redemption provisions under the Indenture in the maximum aggregate principal amount of Notes that may be redeemed, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of redemption, from an amount equal to the sum of (i)(x) 50% of the Excess Cash Flow in respect of the immediately preceding two fiscal quarter period less (y) the sum of the voluntary permanent prepayments of Notes and mandatory permanent prepayments of Notes (other than any mandatory permanent prepayments made pursuant to the covenant under the heading“—Mandatory Redemptions from Excess Cash Flow”) that were made during such immediately preceding two fiscal quarter period plus the Q2

Prepayment Carry Over Amount, if any, for the two fiscal quarter period ending on June 30 in such fiscal year (the result of (x) less (y) being the “Q4 ECF Payment Amount”); provided, however, if the result of such subtraction is not a positive number, such amount shall be deemed to be zero for purposes of this clause (2)(i) plus (ii) the preceding Q2 ECF Payment Amount (to the extent such Q2 ECF Payment Amount was a positive number less than $5 million and not required to be paid pursuant to clause (1) above).

In addition, under certain circumstances, the Corporation may be required to offer to purchase the Notes as described under the heading “—Repurchase at the Option of Holders.”

Open Market Purchases

The Corporation may acquire Notes by means other than a redemption, whether by tender offer, open market purchases, negotiated transactions or otherwise, in accordance with applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation, so long as such acquisition does not otherwise violate the terms of the Indenture.

Repurchase at the Option of Holders

Change of Control

If a Change of Control occurs, unless the Corporation has given notice to redeem all of the outstanding Notes as described under “—Optional Redemption,” the Corporation will, within 30 days following such Change of Control, make an offer to purchase all of the outstanding Notes (a “Change of Control Offer”) at a purchase price in cash equal to 101% of the principal amount of such outstanding Notes plus accrued and unpaid interest, if any, to (but excluding) the date of purchase (the “Change of Control Payment”) (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date falling on or prior to the date of purchase).

The Corporation will mail a notice of such Change of Control Offer to each Holder or otherwise give notice in accordance with the applicable procedures of CDS, with a copy to the Indenture Trustee, stating:

(1)

that a Change of Control Offer is being made and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for purchase by the Corporation at a purchase price in cash equal to 101% of the principal amount of such Notes plus accrued and unpaid interest, if any, to the date of purchase (subject to the right of Holders of record on a record date to receive interest on an interest payment date);

(2)	the purchase date (which shall be no earlier than 30 days nor later than 60 days from the date such notice is mailed) (the “Change of Control Payment Date”); and

(3)	the procedures determined by the Corporation, consistent with the Indenture, that a Holder must follow in order to have its Notes repurchased.

On the Change of Control Payment Date, the Corporation will, to the extent lawful:

(1)	accept for payment all Notes or portions of Notes (of $1,000 or integral multiples of $1,000 in excess thereof) validly tendered and not validly withdrawn pursuant to the Change of Control Offer;

(2)	deposit with the Paying Agent an amount equal to the Change of Control Payment in respect of all Notes or portions of Notes so accepted for payment; and

(3)

deliver or cause to be delivered to the Indenture Trustee for cancellation the Notes so accepted for payment together with an Officer’s Certificate to the Indenture Trustee stating the aggregate principal amount of Notes or portions of Notes being purchased by the Corporation in accordance with the terms of this covenant.

The Paying Agent will promptly pay to each Holder of Notes so accepted for payment the Change of Control Payment for such Notes, and the Indenture Trustee, upon receipt of an authentication order from the Corporation will promptly authenticate and mail (or cause to be transferred by book entry) to each such Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any; provided that each such new Note will be in a principal amount of $1,000 or integral multiples of $1,000 in excess thereof.

If the Change of Control Payment Date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid on the relevant interest payment date to the Person in whose name the Note is registered at the close of business on such record date, and no additional interest will be payable to Holders whose Notes are tendered pursuant to the Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, and conditioned upon the occurrence of such Change of Control, if a definitive agreement is in place for the Change of Control at the time of making the Change of Control Offer.

The Change of Control provisions described above will be applicable whether or not any other provisions of the Indenture are applicable. Except as described above with respect to a Change of Control, the Indenture will not contain provisions that permit the Holders to require that the Corporation repurchase or redeem the Notes in the event of a takeover, recapitalization or similar transaction.

The Corporation’s Credit Facility contains, and future agreements may contain, prohibitions of certain events, including events that would constitute a Change of Control or an Asset Disposition, or repurchases of the Notes upon a Change of Control or Asset Disposition, or events of default relating thereto. The exercise by the Holders of their right to require the Corporation to repurchase the Notes upon a Change of Control or an Asset Disposition could cause a default under these other agreements, even if the Change of Control or Asset Disposition itself does not, due to the prohibition under these other agreements of such repurchases or the financial effect of such repurchases on the Corporation. In such circumstances, the Corporation could seek the consent of their other lenders to such consequences of a purchase of Notes or could attempt to refinance such other borrowings. If the Corporation does not obtain a consent or repay those borrowings, any failure by the Corporation to purchase tendered notes would constitute an Event of Default under the Indenture which could, in turn, constitute a default under the other Indebtedness. Finally, the Corporation’s ability to pay cash to the Holders upon a repurchase may be limited by the Corporation’s then existing financial resources.

The Corporation will not be required to make a Change of Control Offer upon a Change of Control if a third party makes an offer to purchase all of the outstanding Notes in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer, and such third party purchases all Notes validly tendered and not validly withdrawn pursuant to such offer to purchase.

The Corporation will comply with all applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation and any other securities laws or regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of the Indenture, the Corporation will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations described in the Indenture by virtue of the conflict.

The definition of “Change of Control” includes a disposition of all or substantially all of the property and assets of the Corporation and its Restricted Subsidiaries, taken as a whole, to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the property or assets of the Corporation and its Restricted Subsidiaries, taken as a whole. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder may require the Corporation to make a Change of Control Offer. Certain provisions under the Indenture relating to the Corporation’s obligation to make a Change of Control Offer may be waived or modified with the written consent of the Holders of a majority in principal amount of the Notes.

Stub Redemption

In the event that Holders of not less than 90% of the aggregate principal amount of the outstanding Notes accept a Change of Control Offer and the Corporation purchases all of the Notes held by such Holders, within 90 days of such purchase, the Corporation will have the right, upon not less than 30 days’ nor more than 60 days’ prior notice, to redeem all of the Notes that remain outstanding following such purchase at a redemption price equal to the Change of Control Payment plus, to the extent not included in the Change of Control Payment, accrued and unpaid interest on the Notes to (but excluding) the date of redemption (subject to the right of Holders of record on the relevant record date to receive interest due on an interest payment date that is on or prior to the redemption date).

Asset Disposition

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, consummate any Asset Disposition unless:

(1)

the Corporation or such Restricted Subsidiary, as the case may be, receives consideration at least equal to the Fair Market Value (such Fair Market Value to be determined on the date of contractually agreeing to such Asset Disposition) of the shares and assets subject to such Asset Disposition; and

(2)	at least 75% of the consideration from such Asset Disposition received by the Corporation or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents.

For the purposes of clause (2) above and for no other purpose, the following will be deemed to be cash:

(a)

any liabilities (as shown on the Corporation’s or such Restricted Subsidiary’s most recent balance sheet) of the Corporation or any of its Restricted Subsidiaries (other than Subordinated Obligations or Guarantor Subordinated Obligations) that are assumed by the transferee of any such assets or from which the Corporation and all such Restricted Subsidiaries have been otherwise validly released by all creditors in writing;

(b)

any Designated Non-Cash Consideration received by the Corporation or any of its Restricted Subsidiaries in such Asset Disposition having an aggregate Fair Market Value, taken together with all other Designated Non-Cash Consideration received pursuant to this clause (2) that is at that time outstanding, not to exceed $20 million at the time of the receipt of such Designated Non-Cash Consideration (with the Fair Market Value of each item of Designated Non-Cash Consideration being measured at the time received and without giving effect to subsequent changes in value);

(c)

any securities, notes or other obligations received by the Corporation or any of its Restricted Subsidiaries from the transferee that are converted by the Corporation or such Restricted Subsidiary into cash or Cash Equivalents (to the extent of the cash or Cash Equivalents received) within 180 days following the closing of such Asset Disposition; and

(d)	any Additional Assets.

Within 360 days from the later of the date of such Asset Disposition or the receipt by the Corporation or such Restricted Subsidiary, as the case may be, of Net Available Cash from such Asset Disposition, the Corporation or such Restricted Subsidiary, as the case may be, may apply, at its option, an amount equal to 100% of the Net Available Cash from such Asset Disposition as follows:

(i)

to permanently repay (and if such Secured Indebtedness is revolving, to permanently reduce commitments with respect thereto) Secured Indebtedness under the Credit Facility or Indebtedness of a Non-Guarantor Restricted Subsidiary, in each case other than Indebtedness owed to the Corporation or a Restricted Subsidiary of the Corporation;

(iii)	to invest in Additional Assets or make capital expenditures that are used or useful in a Similar Business; or

(iii)	a combination of reductions and investments permitted by the foregoing clauses (i) and (ii);

provided that pending the final application of any such Net Available Cash in accordance with clause (i), (ii) or (iii) above, the Corporation and its Restricted Subsidiaries may temporarily reduce Indebtedness or otherwise invest such Net Available Cash in any manner not prohibited by the Indenture; provided, further, that in the case of clause (ii), a binding commitment to invest in Additional Assets or to make capital expenditures that are used or useful in a Similar Business shall be treated as a permitted application of the Net Available Cash on the date of such commitment so long as the Corporation or such Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Available Cash will be applied to satisfy such commitment within 135 days of such commitment (an “Acceptable Commitment”), it being understood that if an Acceptable Commitment is later cancelled or terminated for any reason before such Net Available Cash is applied pursuant thereto, then such Net Available Cash shall constitute Excess Proceeds (as defined herein) until such Net Available Cash is applied or invested as provided in this paragraph.

Any Net Available Cash from Asset Dispositions that is not applied or invested as provided in the preceding paragraph will be deemed to constitute “Excess Proceeds”. On the 361st day after an Asset Disposition, or earlier at the Corporation’s option, if the aggregate amount of Excess Proceeds exceeds $15 million, the Corporation will be required to make an offer (“Asset Disposition Offer”) to all Holders to purchase the maximum aggregate principal amount of Notes that may be purchased out of the Excess Proceeds, at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to (but excluding) the date of purchase (subject to the right of Holders of record on a record date to receive interest due on the relevant interest payment date), in accordance with the procedures set forth in the Indenture. The Corporation shall commence an Asset Disposition Offer with respect to Excess Proceeds by mailing (or otherwise communicating in accordance with the procedures of CDS) the notice required pursuant to the terms of the Indenture, with a copy to the Indenture Trustee. To the extent that the aggregate amount of Notes validly tendered and not validly withdrawn pursuant to an Asset Disposition Offer is less than the Excess Proceeds, the Corporation or the applicable Restricted Subsidiary may use any remaining Excess Proceeds for general corporate purposes, subject to other covenants contained in the Indenture. If the aggregate principal amount of Notes surrendered by Holders thereof, collectively, exceeds the amount of Excess Proceeds, the Notes to be repurchased shall be selected in compliance with the requirements of the principal national securities exchange, if any, on which the Notes are listed or, if the Notes are not listed but are in global form, then by lot or otherwise in accordance with the procedures of CDS or, if the Notes are not listed and not in global form on a pro rata basis, by lot or by such other method as the Indenture Trustee in its sole discretion will deem to be fair and appropriate, and the Corporation shall select Notes to be purchased on a pro rata basis on the basis of the aggregate accreted value or principal amount of tendered Notes. Upon completion of such Asset Disposition Offer, regardless of the amount of Excess Proceeds used to purchase Notes pursuant to such Asset Disposition Offer, the amount of Excess Proceeds shall be reset at zero.

The Asset Disposition Offer will remain open for a period of 20 Business Days following its commencement, except to the extent that a longer period is required by applicable law (the “Asset Disposition Offer Period”). No later than five Business Days after the termination of the Asset Disposition Offer Period (the “Asset Disposition Purchase Date”), the Corporation will apply all Excess Proceeds to the purchase of the aggregate principal amount of Notes required to be purchased pursuant to this covenant (the “Asset Disposition Offer Amount”) or, if less than the Asset Disposition Offer Amount of Notes has been so validly tendered and not validly withdrawn, all Notes validly tendered and not validly withdrawn in response to the Asset Disposition Offer.

On or before the Asset Disposition Purchase Date, the Corporation will, to the extent lawful, accept for payment, by lot or on a pro rata basis, as applicable, the Asset Disposition Offer Amount of Notes or portions thereof validly tendered and not validly withdrawn pursuant to the Asset Disposition Offer, or if less than the Asset Disposition Offer Amount has been validly tendered and not validly withdrawn, all Notes so tendered and not withdrawn, in the case of the Notes in integral multiples of $1,000; provided that if, following repurchase of a portion of a Note, the remaining principal amount of such Note outstanding immediately after such repurchase would be less than $1,000, then the portion of such Note so repurchased shall be reduced so that the remaining principal amount of such Note outstanding immediately after such repurchase is $1,000. The Corporation will deliver, or cause to be delivered, to the Indenture Trustee the Notes so accepted and an Officer’s Certificate stating the aggregate principal amount of Notes or portions thereof so accepted and that such Notes or portions thereof were accepted for payment by the Corporation in accordance with the terms of this covenant. The Paying Agent or the Corporation, as the case may be, will promptly, but in no event later than five Business Days after termination of the Asset Disposition Offer Period, mail or deliver to each tendering Holder an amount equal to the purchase price of the Notes so validly tendered and not properly withdrawn by such Holder and accepted by the Corporation for purchase, and, if less than all of the Notes tendered are purchased pursuant to the Asset Disposition Offer, the Corporation will promptly issue a new Note, and the Indenture Trustee, upon delivery of an authentication order from the Corporation, will authenticate and mail or deliver (or cause to be transferred by book-entry) such new Note to such Holder (it being understood that, notwithstanding anything in the Indenture to the contrary, no Opinion of Counsel or Officer’s Certificate will be required for the Indenture Trustee to authenticate and mail or deliver such new Note) in a principal amount equal to any unpurchased portion of the Note surrendered; provided that each such new Note will be in a principal amount of $1,000 or an integral multiple of $1,000 in excess thereof. Any Note not so accepted will be promptly mailed or delivered by the Corporation to the Holder thereof. The Corporation will publicly announce the results of the Asset Disposition Offer on the Asset Disposition Purchase Date.

The Corporation will comply with all applicable securities laws and regulations, including, without limitation, Canadian Securities Legislation and any other securities laws or regulations thereunder to the extent those laws and regulations are applicable in connection with the repurchase of Notes pursuant to an Asset Disposition Offer. To the extent that the provisions of any applicable securities laws or regulations conflict with provisions of the Indenture, the Corporation will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Indenture by virtue of any conflict.

The Corporation’s obligation to make an Asset Disposition Offer following an Asset Disposition that has been consummated may be waived or modified after the occurrence of such Asset Disposition with the written consent of Holders of at least 66 2/3% in principal amount of the Notes then outstanding.

Certain Covenants

Effectiveness of Covenants – Mandatory Redemption

Following the first day that:

(a)	the aggregate outstanding principal amount of the Notes is less than $150 million; and

(b)	no Default or Event of Default has occurred and is continuing under the Indenture,

the Corporation and its Restricted Subsidiaries will not be subject to the covenant summarized under the heading “—Mandatory Redemptions from Excess Cash Flow” (the “Suspended Mandatory Redemption Covenant”).

If at any time thereafter (a) the aggregate outstanding principal amount of the Notes exceeds $150 million thereafter or (b) if a Default or Event of Default occurs and is continuing, then the Suspended Mandatory Redemption Covenant will be immediately reinstated as if such covenant had never been suspended (the “Mandatory Redemption Reinstatement Date”) and be applicable pursuant to the terms of the Indenture, unless and until such time as (a) the aggregate outstanding principal amount of the Notes is subsequently reduced to less than $150 million and (b) no Default or Event of Default has occurred and is continuing (in which event the Suspended Mandatory Redemption Covenant shall no longer be in effect for so long as (a) the aggregate outstanding principal amount of the Notes is less than $150 million and (b) no Default or Event of Default has occurred and is continuing); provided, however, that no Default, Event of Default or breach of any kind shall be deemed to exist under the Indenture, the Notes or the Note Guarantees with respect to the Suspended Mandatory Redemption Covenant based on, and none of the Corporation or any of its Subsidiaries shall bear any liability for, failure to make any mandatory redemption during the Mandatory Redemption Suspension Period (as defined below). The period of time between the date of suspension of the covenants and the Mandatory Redemption Reinstatement Date is referred to as the “Mandatory Redemption Suspension Period.”

If the Mandatory Redemption Suspension Period is in effect for less than the entirety of any two fiscal quarter period, then the amount of mandatory redemptions required to be made in respect of such two fiscal quarter period pursuant to the section entitled “—Mandatory Redemptions from Excess Cash Flow” above, shall in each case be reduced on a proportionate basis by an amount equal to the product of A x (B / C) where (A) is equal to the amount of the Q2 ECF Payment amount or the Q4 ECF Payment Amount, as applicable, that would have otherwise been payable during such period if the Mandatory Redemption Suspension Period was not in effect, (B) is equal to the number of days in such period during which the Mandatory Redemption Suspension Period was in effect and (C) is the total number of days in such two fiscal quarter period.

The Corporation will provide the Indenture Trustee and the Holders with prompt written notice of any suspension of the Suspended Mandatory Redemption Covenant or the subsequent reinstatement of the Suspended Mandatory Redemption Covenant.

Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness); provided, however, that the Corporation and the Guarantors may incur Indebtedness if on the date thereof and after giving effect thereto on a pro forma basis, the Consolidated Coverage Ratio for the Corporation and its Restricted Subsidiaries is at least 2.50 to 1.00.

The first paragraph of this covenant will not prohibit the incurrence of the following Indebtedness:

(1)

Indebtedness of the Corporation or any Restricted Subsidiary incurred under the Credit Facility and the issuance and creation of letters of credit, bankers’ acceptances, performance or surety bonds and other similar instruments thereunder (with any such undrawn instruments and reimbursement obligations relating to any payables that are satisfied within 30 days being deemed not to be Indebtedness, and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof) in an aggregate amount not to exceed the First Lien Debt Cap Amount at any time;

(2)

Indebtedness represented by the Notes (including any Additional Notes issued under the Indenture from time to time) and including any Note Guarantee and any Refinancing Indebtedness incurred to refund, refinance, replace, exchange, renew, repay or extend any of the foregoing, in an aggregate principal amount at any one time outstanding not to exceed an amount equal to (i) $295 million plus (ii) the amount of all accrued and unpaid interest on the Existing Notes (as defined in the Circular) up to but not including the Issue Date;

(3)

Indebtedness of the Corporation and any of its Restricted Subsidiaries in existence on the Issue Date, but excluding Indebtedness described in clauses (1), (2), (4), (5), (7), (9), (10) and (11) of this paragraph);

(4)

Guarantees by (a) the Corporation or Guarantors of Indebtedness permitted to be incurred by the Corporation or a Guarantor in accordance with the provisions of the Indenture; provided that in the event such Indebtedness that is being Guaranteed is a Subordinated Obligation or a Guarantor Subordinated Obligation, then the related Guarantee shall be subordinated in right of payment to the Notes or the Note Guarantee, as the case may be, and (b) Non-Guarantors of Indebtedness incurred by Non-Guarantors in accordance with the provisions of the Indenture;

(5)

Indebtedness of the Corporation owing to and held by any of its Restricted Subsidiaries or Indebtedness of a Restricted Subsidiary of the Corporation owing to and held by the Corporation or any other Restricted Subsidiary of the Corporation; provided, however, that:

(a)	if the Corporation is the obligor on Indebtedness owing to a Non-Guarantor, such Indebtedness is expressly subordinated in right of payment to all Obligations with respect to the Notes;

(b)	if a Guarantor is the obligor on such Indebtedness and a Non-Guarantor is the obligee, such Indebtedness is expressly subordinated in right of payment to the Note Guarantee of such Guarantor; and

(c) (i)

any subsequent issuance or transfer (other than Permitted Liens until the assets subject thereto have been foreclosed upon) of Capital Stock or any other event which results in any such Indebtedness being beneficially held by a Person other than the Corporation or any of its Restricted Subsidiaries; and

(ii)

any sale or other transfer (other than Permitted Liens until the assets subject thereto have been foreclosed upon) of any such Indebtedness to a Person other than the Corporation or any of its Restricted Subsidiaries, shall be deemed, in each case under this clause (5)(c), to constitute an incurrence of such Indebtedness by the Corporation or such Restricted Subsidiary, as the case may be;

(6)

Indebtedness of (x) any Person incurred and outstanding on the date on which such Person became a Restricted Subsidiary of the Corporation or was acquired by, or merged into or amalgamated, arranged or consolidated with, the Corporation or any of its Restricted Subsidiaries or (y) such Persons or the Corporation or any of its Restricted Subsidiaries incurred (A) to provide all or any portion of the funds utilized to consummate the transaction or series of related transactions pursuant to which such Person became a Restricted Subsidiary of the Corporation or was otherwise acquired by, or merged into or amalgamated, arranged or consolidated with the Corporation or any of its Restricted Subsidiaries or (B) otherwise in connection with, or in contemplation of, such acquisition, merger, amalgamation, arrangement or consolidation; provided, however, in each case set forth in clause (x) or (y), that at the time such Person is acquired, merged, amalgamated, arranged or consolidated or such Indebtedness was incurred, either:

(a)

the Corporation would have been able to incur $1.00 of additional Indebtedness pursuant to the first paragraph of this covenant after giving effect to such transaction or series of related transactions and the incurrence of such Indebtedness pursuant to this clause (6); or

(b)

the Consolidated Coverage Ratio of the Corporation and its Restricted Subsidiaries would have been higher than such ratio immediately prior to such acquisition, merger, amalgamation, arrangement or consolidation, after giving effect to such transaction or series of related transactions and the incurrence of such Indebtedness pursuant to this clause (6);

(7)	Indebtedness under Hedging Obligations that are not incurred for speculative purposes;

(8)

Indebtedness (including Capitalized Lease Obligations) of the Corporation or any of its Restricted Subsidiaries incurred to finance the purchase, design, lease, construction, repair, replacement or improvement of any property (real or personal), plant or equipment used or to be used in a Similar Business through the direct or indirect purchase of such property, plant or equipment, provided such Indebtedness is incurred within 365 days of the construction, acquisition or improvement of such property, plant or equipment, and any Indebtedness of the Corporation or any of its Restricted Subsidiaries that serves to refund or refinance any Indebtedness incurred pursuant to this clause (8), in an aggregate outstanding principal amount which, when taken together with the principal amount of all other Indebtedness incurred pursuant to this clause (8) then outstanding, will not exceed the $50 million, at any time outstanding;

(9)

Indebtedness incurred by the Corporation or any of its Restricted Subsidiaries in respect of (a) workers’ compensation claims, health, disability or other employee benefits; (b) self-insurance obligations or property, casualty, liability or other insurance; and (c) statutory, appeal, completion, export, import, customs, revenue, performance, bid, surety, reclamation, remediation and similar bonds and completion guarantees (not for borrowed money) provided in the ordinary course of business;

(10)	Indebtedness arising from agreements of the Corporation or any of its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earn-out or similar obligations, in each case, incurred or assumed in connection with the disposition of any business or assets of the Corporation or any business, assets or Capital Stock of any of its Restricted Subsidiaries, other than Guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or Capital Stock for the purpose of financing such acquisition; provided that:

(a)

the maximum aggregate liability in respect of all such Indebtedness shall at no time exceed the gross proceeds, including non-cash proceeds (the Fair Market Value of such non-cash proceeds being measured at the time received and without giving effect to subsequent changes in value) actually received by the Corporation and its Restricted Subsidiaries in connection with such disposition; and

(b)

such Indebtedness is not reflected as indebtedness on the balance sheet of the Corporation or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (10));

(11)

Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument (except in the case of daylight overdrafts) drawn against insufficient funds in the ordinary course of business; provided, however, that such Indebtedness is extinguished within five Business Days of incurrence;

(12)	Indebtedness in the form of letters of credit, and reimbursement obligations relating to letters of credit that are satisfied within 30 days of being drawn;

(13)

the incurrence or issuance by the Corporation or any of its Restricted Subsidiaries of Refinancing Indebtedness that serves (or will serve) to extend, renew, replace, defease, discharge, retire for value, refund or refinance any Indebtedness incurred as permitted under the first paragraph of this covenant or clauses (2), (3), (6), (19) or (20) of this second paragraph of this covenant or this clause (13), or any Indebtedness issued to so extend, renew, replace, defease, discharge, retire for value, refund or refinance such Indebtedness, including additional Indebtedness incurred to pay premiums (including reasonable, as determined in good faith by Senior Management, tender premiums), defeasance costs, accrued interest and fees and expenses in connection therewith;

(14)	Indebtedness of the Corporation or any of its Restricted Subsidiaries consisting of the financing of insurance premiums incurred in the ordinary course of business;

(15)	Indebtedness of the Corporation or any of its Restricted Subsidiaries consisting of take-or-pay obligations contained in supply arrangements incurred in the ordinary course of business;

(16)	Non-Recourse Debt;

(17)

Indebtedness of the Corporation, to the extent the net proceeds thereof are promptly (a) used to purchase the Notes tendered in connection with a Change of Control Offer or (b) deposited to defease or discharge the Notes as described under “Defeasance” or “Satisfaction and Discharge”;

(18)	Indebtedness of the Corporation or any of its Restricted Subsidiaries in respect of Cash Management Agreements entered into in the ordinary course of business;

(19)

Indebtedness of the Corporation or any of its Restricted Subsidiaries with respect to Guarantees of Indebtedness of Unrestricted Subsidiaries and Joint Ventures, in an aggregate principal amount under this clause (19) at any one time outstanding not to exceed $50 million;

(20)

in addition to the items referred to in clauses (1) through (19) above, Indebtedness of the Corporation and its Restricted Subsidiaries in an aggregate principal amount under this clause (20) at any one time outstanding not to exceed $10 million.

For purposes of determining compliance with, and the outstanding principal amount of any particular Indebtedness incurred pursuant to and in compliance with, this covenant:

(1)

in the event that Indebtedness meets the criteria of more than one of the types of Indebtedness described in the second paragraph of this covenant or can be incurred pursuant to the first paragraph of this covenant, the Corporation, in its sole discretion, will classify such item of Indebtedness on the date of incurrence and may later classify such item of Indebtedness in any manner that complies with the first or second paragraph of this covenant and only be required to include the amount and type of such Indebtedness in the first paragraph or one of such clauses under the second paragraph of this covenant provided that all Indebtedness outstanding under the Credit Facility on the Issue Date will be treated as incurred on the Issue Date under clause (1) of the second paragraph of this covenant;

(2)	Guarantees of, or obligations in respect of letters of credit relating to, Indebtedness that is otherwise included in the determination of a particular amount of Indebtedness shall not be included;

(3)

if obligations in respect of letters of credit are incurred pursuant to the Credit Facility and are being treated as incurred pursuant to clause (1) of the second paragraph above and the letters of credit relate to other Indebtedness, then such other Indebtedness shall not be included;

(4)

the principal amount associated with any Disqualified Stock of the Corporation or any of its Restricted Subsidiaries, or Preferred Stock of a Non-Guarantor, will be equal to the greater of the maximum mandatory redemption or repurchase price (not including, in either case, any redemption or repurchase premium) or the liquidation preference thereof;

(5)

Indebtedness permitted by this covenant need not be permitted solely by reference to one provision permitting such Indebtedness but may be permitted in part by one such provision and in part by one or more other provisions of this covenant permitting such Indebtedness;

(6)

the principal amount of any Indebtedness outstanding in connection with a securitization transaction or series of securitization transactions is the amount of obligations outstanding under the legal documents entered into as part of such transaction that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a purchase relating to such transaction; and

(7)	the amount of Indebtedness issued at a price that is less than the principal amount thereof will be equal to the amount of the liability in respect thereof determined in accordance with IFRS.

Accrual of interest, accrual of dividends, the accretion of accreted value, the amortization of debt discount, the payment of interest in the form of additional Indebtedness, and the payment of dividends in the form of additional shares of Preferred Stock or Disqualified Stock will not be deemed to be an incurrence of Indebtedness for purposes of this covenant. The amount of any Indebtedness outstanding as of any date shall be (i) the accreted value thereof in the case of any Indebtedness issued with original issue discount and (ii) the principal amount or liquidation preference thereof, together with any interest thereon that is more than 30 days past due, in the case of any other Indebtedness.

For purposes of determining compliance with any Canadian dollar-denominated restriction on the incurrence of Indebtedness, the Canadian dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such indebtedness was incurred, in the case of term Indebtedness, or first committed, in the case of revolving credit Indebtedness; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable Canadian dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such Canadian dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such Refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. If at any time an Unrestricted Subsidiary becomes a Restricted Subsidiary of the Corporation, any Indebtedness of such Subsidiary shall be deemed to be incurred by a Restricted Subsidiary of the Corporation as of such date (and, if such Indebtedness is not permitted to be incurred as of such date under this “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant, the Corporation shall be in Default of this covenant).

Notwithstanding any other provision of this covenant, the maximum amount of Indebtedness that the Corporation and its Restricted Subsidiaries may incur pursuant to this covenant shall not be deemed to be exceeded solely as a result of fluctuations in the exchange rate of currencies. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such Refinancing Indebtedness is denominated that is in effect on the date of such refinancing.

Limitation on Restricted Payments

The Corporation will not, and will not permit any of its Restricted Subsidiaries, directly or indirectly, to:

(1)

declare or pay any dividend or make any distribution (whether made in cash, securities or other property) on or in respect of its or any of its Restricted Subsidiaries’ Capital Stock (including any payment in connection with any merger, amalgamation, arrangement or consolidation involving the Corporation or any of its Restricted Subsidiaries) other than:

(a)	dividends or distributions payable solely in Capital Stock of the Corporation (other than Disqualified Stock); and

(b)

dividends or distributions by a Restricted Subsidiary of the Corporation, so long as, in the case of any dividend or distribution payable on or in respect of any Capital Stock of a Restricted Subsidiary of the Corporation that is not a Wholly-Owned Restricted Subsidiary, the Corporation or any of its Restricted Subsidiaries holding such Capital Stock receives at least its pro rata share of such dividend or distribution;

(2)

purchase, redeem, retire or otherwise acquire for value, including in connection with any merger, amalgamation, arrangement or consolidation, any Capital Stock of the Corporation held by Persons other than the Corporation or any of its Restricted Subsidiaries (other than in exchange for Capital Stock of the Corporation (other than Disqualified Stock));

(3)

make any principal payment on, or purchase, repurchase, redeem, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, scheduled sinking fund payment or scheduled maturity, any Subordinated Obligations or Guarantor Subordinated Obligations, other than:

(a)

Indebtedness of the Corporation owing to and held by any Restricted Subsidiary or Indebtedness of a Restricted Subsidiary owing to and held by the Corporation or any Restricted Subsidiary permitted under clause (5) of the second paragraph of the covenant “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b)

the making of any principal payment on, or the purchase, repurchase, redemption, defeasance or other acquisition or retirement of, Subordinated Obligations or Guarantor Subordinated Obligations in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase, redemption, defeasance or other acquisition or retirement; or

(4)	make any Restricted Investment.

(all such payments and other actions referred to in clauses (1) through (4) (other than any exception thereto) shall be referred to as a “Restricted Payment”), unless, at the time of and after giving effect to such Restricted Payment:

(a)	no Default shall have occurred and be continuing (or would result therefrom);

(b)

immediately after giving effect to such transaction on a pro forma basis, the Corporation could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of the “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant; and

(c)

the aggregate amount of such Restricted Payment and all other Restricted Payments declared or made subsequent to the Issue Date (without duplication and excluding Restricted Payments made pursuant to clauses (1), (2), (3), (4), (7), (8), (10), (11), (12) and (13) of the next succeeding paragraph) would not exceed the sum of (without duplication):

(i)

50% of Consolidated Net Income for the period (treated as one accounting period) from January 1, 2020 to the end of the most recent fiscal quarter ending prior to the date of such Restricted Payment for which internal financial statements are available (or, in case such Consolidated Net Income is a deficit, minus 100% of such deficit); plus

(ii)

100% of the aggregate Net Cash Proceeds, or Fair Market Value of assets, received by the Corporation from the issue or sale of its Capital Stock (other than Disqualified Stock) or other capital contributions subsequent to the Issue Date other than Net Cash Proceeds, or Fair Market Value of assets received, by the Corporation from the issue or sale of such Capital Stock to a Restricted Subsidiary of the Corporation or to an employee stock ownership plan, option plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Corporation or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination; plus

(iii)

the amount by which Indebtedness of the Corporation or any of its Restricted Subsidiaries is reduced on the Corporation’s consolidated balance sheet upon the conversion or exchange subsequent to the Issue Date of any Indebtedness of the Corporation or any of its Restricted Subsidiaries (other than any such Indebtedness held by a Restricted Subsidiary of the Corporation) convertible or exchangeable for Capital Stock (other than Disqualified Stock) of the Corporation (less the amount of any cash, or the Fair Market Value of any other property, distributed by the Corporation upon such conversion or exchange); plus

(iv)	an amount equal to:

(x)

100% of the amount received in cash and the Fair Market Value of marketable securities or other property received by the Corporation or any of its Restricted Subsidiaries by means of (A) repurchases or redemptions of Restricted Investments or of Similar Business Investments made in reliance on clause (14) of the definition of “Permitted Investment”, in each case by the Person in which such Restricted Investment or Similar Business Investment was made, (B) proceeds realized upon the sale of Restricted Investments to an unaffiliated purchaser, or (C) payments on and repayments of loans or advances or other transfers of assets (including by way of dividend, distribution and the payment of interest) to the Corporation or any of its Restricted Subsidiaries (other than for reimbursement of tax payments), including dividends, distributions, loan repayment and payments of interest received from Unrestricted Subsidiaries, in each case under this clause (C) to the extent made in respect of a Restricted Investment which amount under this clause (x) was included in the calculation of the amount of Restricted Payments available; provided, however, that no amount will be included under this clause (x) to the extent it is already included in Consolidated Net Income;

(y)

the Fair Market Value of the Investment (excluding any Investment referred to in clause (16) of the definition of “Permitted Investment”) in an Unrestricted Subsidiary that is being redesignated as a Restricted Subsidiary of the Corporation or upon the merger, amalgamation, arrangement or consolidation of such Unrestricted Subsidiary with and into the Corporation or any of its Restricted Subsidiaries (valued in each case as provided in the definition of “Investment”) not to exceed the amount of Investments (excluding any Investment referred to in clause (16) of the definition of “Permitted Investment”) previously made by the Corporation or any of its Restricted Subsidiaries in such Unrestricted Subsidiary, which amount in each case under this clause (y) was included in the calculation of the amount of Restricted Payments available; or

(z)	upon the release of any Guarantee that constituted a Restricted Investment when it was granted, the amount of the Restricted Investment made upon the granting of such Guarantee.

The provisions of the preceding paragraph will not prohibit:

(1)

any Restricted Payment made by exchange for, or out of the proceeds of the substantially concurrent sale of, Capital Stock of the Corporation (other than Disqualified Stock and other than Capital Stock issued or sold to a Subsidiary or an employee stock ownership plan or similar trust to the extent such sale to an employee stock ownership plan or similar trust is financed by loans from or Guaranteed by the Corporation or any of its Restricted Subsidiaries unless such loans have been repaid with cash on or prior to the date of determination); provided, however, that the Net Cash Proceeds from such sale of Capital Stock to the extent used for such Restricted Payment will be excluded from clause (c)(ii) of the preceding paragraph;

(2)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Subordinated Obligations or Guarantor Subordinated Obligations made by exchange for, or out of the proceeds of the substantially concurrent issuance or sale of, Subordinated Obligations or Guarantor Subordinated Obligations, so long as such refinancing Subordinated Obligations or Guarantor Subordinated Obligations are permitted to be incurred pursuant to the covenant described under “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and constitute Refinancing Indebtedness;

(3)

any purchase, repurchase, redemption, defeasance or other acquisition or retirement of Preferred Stock or Disqualified Stock of the Corporation or any of its Restricted Subsidiaries at the Stated Maturity thereof or made by exchange for or out of the proceeds of the substantially concurrent issuance or sale of Preferred Stock or Disqualified Stock of the Corporation or a Restricted Subsidiary, as the case may be, so long as such refinancing Preferred Stock or Disqualified Stock is permitted to be incurred pursuant to the covenant described under “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and constitutes Refinancing Indebtedness;

(4)

the purchase, repurchase, redemption, defeasance or other acquisition or retirement for value of any Subordinated Obligation (a) at a purchase price not greater than 101% of the principal amount of such Subordinated Obligation in the event of a Change of Control in accordance with provisions similar to the “—Repurchase at the Option of Holders—Change of Control” covenant or (b) at a purchase price not greater than 100% of the principal amount thereof in accordance with provisions similar to the “—Repurchase at the Option of Holders—Asset Disposition” covenant; provided that, prior to or simultaneously with such purchase, repurchase, redemption, defeasance or other acquisition or retirement, the Corporation has made the Change of Control Offer or Asset Disposition Offer, as applicable, as provided in such covenant with respect to the Notes and has completed the repurchase or redemption of all Notes validly tendered for payment in connection with such Change of Control Offer or Asset Disposition Offer;

(5)	any purchase or redemption of Subordinated Obligations or Guarantor Subordinated Obligations from Net Available Cash to the extent permitted under the Asset Disposition covenant;

(6)

(a) dividends paid within 60 days after the date of declaration if at such date of declaration such dividend would have complied with this covenant and (b) the redemption of Subordinated Obligations or Guarantor Subordinated Obligations within 60 days after the date on which notice of such redemption was given, if on the date of the giving of such notice of redemption, such redemption would have complied with this covenant;

(7)

the purchase, redemption or other acquisition, cancellation or retirement for value of Capital Stock or equity appreciation rights of the Corporation held by any existing or former employees, officers or directors of the Corporation or any Subsidiary of the Corporation or their assigns, estates or heirs, pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or arrangement, provided that such redemptions or repurchases pursuant to this clause (7) will not exceed $2 million in the aggregate during any calendar year (with any unused amounts in any calendar year being carried over to the immediately succeeding calendar year, not to exceed $4 million in any calendar year), although such amount in any calendar year may be increased by an amount not to exceed:

(a)

the Net Cash Proceeds from the sale of Capital Stock (other than Disqualified Stock) of the Corporation to existing or former employees, officers or directors of the Corporation or any of its Subsidiaries that occurs after the Issue Date, to the extent the Net Cash Proceeds from the sale of such Capital Stock have not otherwise been applied to the payment of Restricted Payments (provided that the Net Cash Proceeds from such sales or contributions will be excluded from clause (c)(ii) of the preceding paragraph); plus

(b)	the cash proceeds of key man life insurance policies received by the Corporation or its Restricted Subsidiaries after the Issue Date; less

(c)	the amount of any Restricted Payments previously made with the Net Cash Proceeds described in clauses (a) and (b) of this clause (7);

(8)

the declaration and payment of dividends to holders of any class or series of Disqualified Stock or Preferred Stock issued in accordance with the terms of the Indenture to the extent such dividends are included in the definition of “Consolidated Interest Expense”;

(9)	[reserved];

(10)

repurchases of Capital Stock deemed to occur upon the exercise of stock options, warrants, other rights to purchase Capital Stock or other convertible securities or similar securities if such Capital Stock represents a portion of the exercise price thereof (or withholding of Capital Stock to pay related withholding taxes with regard to the exercise of such stock options or the vesting of any such restricted stock, restricted stock units, deferred stock units or any similar securities);

(11)	payments in lieu of the issuance of fractional shares of Capital Stock in connection with any transaction otherwise permitted under the Indenture;

(12)

payments or distributions to holders of the Capital Stock of the Corporation or any of its Restricted Subsidiaries pursuant to appraisal or dissenter rights required under applicable law or pursuant to a court order in connection with any merger, amalgamation, arrangement, consolidation or sale, assignment, conveyance, transfer, lease or other disposition of assets; and

(13)

other Restricted Payments in an aggregate amount, when taken together with all other Restricted Payments made pursuant to this clause (13) (as reduced by the Fair Market Value returned from any such Restricted Payments that constituted Restricted Investments) not to exceed $10 million.

provided, however, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (8), and (13), no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof.

For purposes of determining compliance with this covenant, if a Restricted Payment meets the criteria of more than one of the types of Restricted Payments described in clauses (1) through (13) above, the Corporation may, in its sole discretion, divide and classify (or later reclassify in whole or in part, from time to time in its sole discretion) such transaction in any manner that complies with this covenant.

The amount of all Restricted Payments (other than cash) will be the Fair Market Value on the date of such Restricted Payment of the assets or securities proposed to be transferred or issued by the Corporation or any of its Restricted Subsidiaries, as the case may be, pursuant to such Restricted Payment.

The amount of all Restricted Payments paid in cash shall be its face amount. For purposes of determining compliance with any Canadian dollar-denominated restriction on Restricted Payments, the Canadian dollar-equivalent of a Restricted Payment denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date the Corporation or the Restricted Subsidiary, as the case may be, first commits to such Restricted Payment.

For purposes of designating any Restricted Subsidiary of the Corporation as an Unrestricted Subsidiary, all outstanding Investments by the Corporation and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Investments in an amount determined as set forth in the definition of “Investment.” Such designation will be permitted only if an Investment in such amount would be permitted at such time and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

Limitation on Liens

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, assume or suffer to exist any Lien (other than Permitted Liens) upon any of its property or assets (including Capital Stock of Subsidiaries), whether owned on the Issue Date or acquired after that date, which Lien secures any Indebtedness, unless contemporaneously with the incurrence of such Liens:

(1)

in the case of Liens securing Subordinated Obligations or Guarantor Subordinated Obligations, the Notes and related Note Guarantees are secured by a Lien on such property or assets that is senior in priority to such Liens; or

(2)	in all other cases, the Notes and related Note Guarantees are equally and rateably secured or are secured by a Lien on such property or assets that is senior in priority to such Liens.

Any Lien created for the benefit of Holders pursuant to this covenant shall be automatically and unconditionally released and discharged upon the release and discharge of each of the Liens described in clauses (1) and (2) above.

Limitation on Restrictions on Distributions from Restricted Subsidiaries

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or permit to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary of the Corporation to:

(1)

pay dividends or make any other distributions on its Capital Stock to the Corporation or any of its Restricted Subsidiaries, or with respect to any other interest or participation in, or measured by, its profits, or pay any Indebtedness or other obligations owed to the Corporation or any of its Restricted Subsidiaries (it being understood that the priority of any Preferred Stock in receiving dividends or liquidating distributions prior to dividends or liquidating distributions being paid on Common Stock shall not be deemed a restriction on the ability to make distributions on Capital Stock, and the subordination of loans or advances made to the Corporation or any of its Restricted

Subsidiaries to other Indebtedness incurred by the Corporation or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to pay any Indebtedness or other obligation);

(2)

make any loans or advances to the Corporation or any of its Restricted Subsidiaries (it being understood that the subordination of loans or advances made to the Corporation or any of its Restricted Subsidiaries to other Indebtedness incurred by the Corporation or any of its Restricted Subsidiaries shall not be deemed a restriction on the ability to make loans or advances); or

(3)

sell, lease or transfer any of its property or assets to the Corporation or any of its Restricted Subsidiaries (it being understood that such transfers shall not include any type of transfer described in clause (1) or (2) above).

The preceding provisions will not prohibit encumbrances or restrictions existing under or by reason of:

(a)	the Indenture, the Notes and the Note Guarantees;

(b)	any agreement or instrument existing on the Issue Date (excluding the Indenture, the Notes and the Note Guarantees);

(c)

(x) any agreement or other instrument of a Person acquired by the Corporation or any of its Restricted Subsidiaries in existence at the time of such acquisition (but not created in contemplation thereof) or (y) any agreement or other instrument with respect to a Restricted Subsidiary of the Corporation that was previously an Unrestricted Subsidiary pursuant to or by reason of an agreement that such Subsidiary is a party to or entered into before the date on which such Subsidiary became a Restricted Subsidiary of the Corporation (but not created in contemplation thereof), in the case of (x) and (y) above, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person and its Subsidiaries, or the property or assets of the Person and its Subsidiaries, so acquired or so designated, as applicable (including after-acquired property);

(d)

any amendment, restatement, modification, renewal, supplement, refunding, replacement or refinancing of an agreement or instrument referred to in clauses (a), (b) or (c) of this paragraph; provided, however, that such amendments, restatements, modifications, renewals, supplements, refundings, replacements or refinancings are, in the good faith judgment of Senior Management, not materially more restrictive, when taken as a whole, than the encumbrances and restrictions contained in the agreements referred to in clauses (a), (b) or (c) of this paragraph on the Issue Date, the acquisition date or the date such Restricted Subsidiary became a Restricted Subsidiary of the Corporation or was merged into a Restricted Subsidiary of the Corporation, whichever is applicable;

(e)

the Credit Facility of the Corporation or any Restricted Subsidiary permitted to be incurred under the Indenture; provided, that the applicable encumbrances and restrictions contained in the agreement or agreements governing such Credit Facility are not materially more restrictive, taken as a whole, than those contained in the Credit Facility as in effect on the Issue Date;

(f)

(x) customary non-assignment or subletting provisions in leases governing leasehold interests to the extent such provisions restrict the transfer of the lease or the property leased thereunder and (y) security agreements or mortgages securing Indebtedness of a Restricted Subsidiary of the Corporation to the extent such encumbrance or restriction restricts the transfer of the property subject to such security agreements or mortgages;

(g)

in the case of clause (3) of the first paragraph of this covenant, Liens permitted to be incurred under the provisions of the covenant described under “—Limitation on Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h)

purchase money obligations, Capitalized Lease Obligations and Sale/Leaseback Transactions permitted under the Indenture, in each case, that impose encumbrances or restrictions of the nature described in clause (3) of the first paragraph of this covenant on the property so acquired;

(i)

contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Corporation pursuant to an agreement that has been entered into for the sale or disposition of all or a portion of the Capital Stock or assets of such Subsidiary;

(j)	restrictions on cash or other deposits or net worth imposed by customers, suppliers or landlords under contracts entered into in the ordinary course of business;

(k)

any customary provisions in joint venture, partnership, shareholders’ and limited liability company agreements relating to joint ventures that are not Restricted Subsidiaries of the Corporation and other similar agreements entered into in the ordinary course of business;

(l)

any customary provisions (including non-assignment and non-transfer provisions) in leases, subleases or licenses (including licenses of intellectual property) and other agreements entered into by the Corporation or any of its Restricted Subsidiaries in the ordinary course of business;

(m)	encumbrances or restrictions arising or existing by reason of applicable law or any applicable rule, regulation, order or permit;

(n)

(x) other Indebtedness incurred or Preferred Stock issued by a Guarantor in accordance with “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” that, in the good faith judgment of Senior Management, are not materially more restrictive, taken as a whole, than those applicable to the Corporation in the Indenture on the Issue Date (which results in encumbrances or restrictions at a Restricted Subsidiary of the Corporation level comparable to those applicable to the Corporation in the Indenture) or (y) other Indebtedness incurred or Preferred Stock issued by a Non-Guarantor, in each case permitted to be incurred subsequent to the Issue Date pursuant to the provisions of the covenant described under “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that with respect to clause (y), such encumbrances or restrictions will not materially affect the Corporation’s ability to make anticipated principal and interest payments on the Notes (in the good faith judgment of Senior Management);

(o)	any agreement with a governmental entity providing for developmental financing;

(p)	agreements relating to Hedging Obligations permitted under clause (7) of the covenant described under “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(q)	easements entered into in the ordinary course of business.

Limitation on Affiliate Transactions

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, enter into or conduct any transaction (including the purchase, sale, lease or exchange of any property or asset or the rendering of any service) with any Affiliate of the Corporation (an “Affiliate Transaction”) involving aggregate consideration in excess of $30 million, unless:

(1)

the terms of such Affiliate Transaction are not materially less favourable to the Corporation or such Restricted Subsidiary, as the case may be, than those that could have been obtained by the Corporation or such Restricted Subsidiary in a comparable transaction at the time of such transaction in arm’s-length dealings with a Person that is not an Affiliate; and

(2)

in the event such Affiliate Transaction involves an aggregate consideration in excess of $40 million, the terms of such transaction have been approved by a majority of the members of the Board of Directors of the Corporation and by a majority of the members of such Board of Directors having no personal stake in such transaction, if any (and such majority or majorities, as the case may be, determines that such Affiliate Transaction satisfies the criteria in clause (1) above).

The preceding paragraph will not apply to:

(1)

any transaction between the Corporation and any of its Restricted Subsidiaries or between any Restricted Subsidiaries of the Corporation, including any Guarantees issued by the Corporation or a Restricted Subsidiary of the Corporation for the benefit of the Corporation or any of its Restricted Subsidiaries, as the case may be, in accordance with “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(2)

any Restricted Payment permitted to be made pursuant to the covenant described under “— Limitation on Restricted Payments” and any Permitted Investments (other than the Investments described in subclause (14) of the definition of “Permitted Investments”);

(3)

any issuance of securities or other payments, awards or grants in cash, securities or otherwise pursuant to, or as the funding of, employment, consulting or similar agreements and severance and other compensation arrangements, options to purchase Capital Stock of the Corporation, restricted stock plans, long-term incentive plans, stock appreciation rights plans, participation plans or similar employee benefits plans and/or indemnity provided on behalf of officers, directors, employees and consultants in the ordinary course of business or approved by the Board of Directors of the Corporation;

(4)

the payment of reasonable and customary fees and reimbursements or employee benefits paid to, and indemnity provided on behalf of, directors, officers, employees or consultants of the Corporation or any of its Restricted Subsidiaries;

(5)

loans or advances (or cancellations of loans or advances) to employees, officers or directors of the Corporation or any of its Subsidiaries in the ordinary course of business, in an aggregate amount not in excess of $500,000 at any one time outstanding;

(6)

any agreement as in effect as of the Issue Date, as these agreements may be amended, modified, supplemented, extended or renewed from time to time, so long as any such amendment, modification, supplement, extension or renewal is not more disadvantageous to the Holders in any material respect in the good faith judgment of Senior Management of the Corporation, when taken as a whole, than the terms of the applicable agreement in effect on the Issue Date;

(7)

(i) any agreement between any Person and an Affiliate of such Person existing at the time such Person is acquired by, merged into or amalgamated, arranged or consolidated with the Corporation or any of its Restricted Subsidiaries; provided that such agreement was not entered into in contemplation of such acquisition, merger, amalgamation, arrangement or consolidation, and (ii) any amendment thereto (so long as any such amendment is not disadvantageous in any material respect to the Holders in the good faith judgment of Senior Management of the Corporation, when taken as a whole, as compared to the applicable agreement as in effect on the date of such acquisition, merger, amalgamation, arrangement or consolidation);

(8)

transactions (i) with customers, clients, suppliers, joint venture partners or purchasers or sellers of goods or services or any management services or support agreements, in each case in the ordinary course of business and otherwise in compliance with the terms of this Indenture; provided that in the reasonable determination of members of the Board of Directors or Senior Management of the Corporation, such transactions or agreements are on terms that are not materially less favourable, when taken as a whole, to the Corporation or the relevant Restricted Subsidiary than those that could have been obtained at the time of such transactions or agreements in a comparable transaction or agreement by the Corporation or such Restricted Subsidiary with an unrelated Person; and (ii) for the provision of services to joint ventures in the ordinary course of the business of the Corporation and its Restricted Subsidiaries and otherwise in compliance with the terms of the Indenture, and amendments, modifications, supplements, extensions, and revisions thereto or waivers thereof, which are fair to the Corporation and its Restricted Subsidiaries, taken as a whole, in the good faith judgment of Senior Management;

(9)

any issuance or sale of Capital Stock (other than Disqualified Stock) to Affiliates of the Corporation and any agreement that grants registration and other customary rights in connection therewith or otherwise to the direct or indirect securityholders of the Corporation (and the performance of such agreements);

(10)

any transaction with a Person that would not constitute an Affiliate Transaction if the Corporation or any of its Restricted Subsidiaries did not own any equity interest in or otherwise control such Person;

(11)

transactions between the Corporation or any of its Restricted Subsidiaries and any Person that is an Affiliate solely because one or more of its directors is also a director of the Corporation or any of its Restricted Subsidiaries; provided that such director abstains from voting as a director of the Corporation or such Restricted Subsidiary, as the case may be, on any matter involving such other Person;

(12)

any merger, amalgamation, arrangement, consolidation or other reorganization of the Corporation with an Affiliate solely for the purpose and with the sole effect of forming a holding company or reincorporating the Corporation in a new jurisdiction;

(13)	the entering into of a tax sharing agreement, or payments pursuant thereto, between the Corporation and one or more Subsidiaries or between Subsidiaries;

(14)

any employment, deferred compensation, consulting, non-competition, confidentiality or similar agreement entered into by the Corporation or any of its Restricted Subsidiaries with its employees, directors, officers or consultants in the ordinary course of business and payments and other benefits (including bonus, retirement, severance, health, stock option and other benefit plans) pursuant thereto;

(15)	pledges of Capital Stock or Indebtedness of Unrestricted Subsidiaries and Joint Ventures; and

(16)

transactions in which the Corporation or any of its Restricted Subsidiaries delivers to the Indenture Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Corporation or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favourable, when taken as a whole, than those that might reasonably have been obtained by the Corporation or such Restricted Subsidiary in a comparable transaction at such time on an arms’ length basis from a Person that is not an Affiliate.

Reports

The Indenture will provide that so long as any Notes are outstanding, the Corporation will furnish without cost to each Holder and deliver to the Indenture Trustee:

(1)

on or prior to the later of (A) 90 days after the end of each fiscal year of the Corporation or (B) the date on which the Corporation is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, the Annual MD&A and audited financial statements in respect of such fiscal year that the Corporation would be required to file as a reporting issuer under Canadian Securities Legislation; and

(2)

on or prior to the later of (A) 45 days after the end of each of the first three fiscal quarters of each fiscal year of the Corporation or (B) the date on which the Corporation is required to file (after giving effect to any available extension) such information pursuant to Canadian Securities Legislation, the quarterly MD&A and unaudited quarterly financial statements in respect of the relevant interim period that the Corporation would be required to file as a reporting issuer under Canadian Securities Legislation.

The Corporation shall (i) schedule and participate in quarterly conference calls to discuss its results of operations and (ii) use commercially reasonable efforts to provide any Rating Agency that maintains a public rating of the Notes with information on a periodic basis as such Rating Agency shall reasonably require in order to maintain public ratings of the Notes. With respect to the reports referred to in clauses (1) and (2) above, so long as the Corporation is a “reporting issuer” (or its equivalent) in any province or territory of Canada, the Corporation shall file such reports electronically on the Canadian Securities Administrators’ SEDAR website (or any successor system), which shall satisfy the Corporation’s obligations to furnish such materials to the Holders and deliver such materials to the Indenture Trustee. In the event that the Corporation ceases to be a “reporting issuer” (or its equivalent) in all provinces and territories of Canada, the Corporation will be required to maintain a website to which Holders, prospective investors and securities analysts are given access, on which the Corporation makes available such reports and provides details about how to access on a toll-free basis the quarterly conference calls described above.

Notwithstanding anything herein to the contrary, the Corporation will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (4) under “Events of Default” until 90 days after the date any report hereunder is due to be furnished to the Holders and delivered to the Indenture Trustee in accordance with the first paragraph of this covenant “—Reports.”

To the extent any information is not provided as specified in this section “Reports” and such information is subsequently provided, the Corporation will be deemed to have satisfied its obligations with respect thereto at such time, and any Default or Event of Default with respect thereto shall be deemed to have been cured.

Delivery of reports, information and documents to the Indenture Trustee is for informational purposes only, and its receipt of such reports shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Corporation’s, any Guarantor’s or any other Person’s compliance with any of its covenants under the Indenture or the Notes (as to which the Indenture Trustee is entitled to rely exclusively on the Officer’s Certificates delivered pursuant to the Indenture).

The Indenture Trustee shall not be obligated to monitor or confirm, on a continuing basis or otherwise, the Corporation’s, any Guarantor’s or any other Person’s compliance with the covenants described herein or with respect to any reports or other documents filed under the Indenture.

Merger and Consolidation

The Corporation will not merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement, (whether or not the Corporation is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person unless:

(1)

the continuing, resulting, surviving or transferee Person (the “Successor Corporation”) is a Person (other than an individual) organized and existing under the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia;

(2)

the Successor Corporation (if other than the Corporation) expressly assumes all of the obligations of the Corporation under the Notes and the Indenture pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Indenture Trustee;

(3)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

(4)	immediately after giving pro forma effect to such transaction and any related financing transactions, as if such transactions had occurred at the beginning of the applicable four-quarter period,

(a)

the Successor Corporation would be able to incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of the “—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” covenant; or

(b)

the Consolidated Coverage Ratio for the Successor Corporation and its Restricted Subsidiaries would be greater than such ratio for the Corporation and its Restricted Subsidiaries immediately prior to such transaction;

(5)

if the Corporation is not the surviving corporation, each Guarantor (unless it is the other party to the transactions above, in which case clause (1) of the following paragraph shall apply) shall have by supplemental indenture confirmed that its Note Guarantee shall apply to such Successor Corporation’s obligations under the Indenture and the Notes; and

(6)

the Corporation shall have delivered to the Indenture Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger, amalgamation, arrangement, winding up or disposition, and such supplemental indenture, if any, comply with the Indenture.

The Successor Corporation will succeed to, and be substituted for, the Corporation under the Indenture and the Notes. Notwithstanding the clauses (3) and (4) of the preceding paragraph,

(1)

any Restricted Subsidiary of the Corporation may consolidate with, amalgamate with, merge with or into, wind up into or transfer all or part of its properties and assets to (in each case including by way of an arrangement) the Corporation so long as no Capital Stock of the Restricted Subsidiary of the Corporation is distributed to any Person other than the Corporation; and

(2)

the Corporation may consolidate with, amalgamate with, merge with or into or wind up into (in each case including by way of an arrangement) an Affiliate of the Corporation for the purpose of reincorporating the Corporation in a province or territory of Canada or in a state or territory of the United States or the District of Columbia.

In addition, the Corporation will not permit any Guarantor to merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), or sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of its properties and assets, in one or more related transactions, to any Person (other than to the Corporation or another Guarantor) unless:

(3)	immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing; and

(4)	either:

(a)

the resulting, surviving or transferee Person (the “Successor Guarantor”) is a Person (other than an individual) organized and existing under the same laws as the Guarantor was organized under immediately prior to such transaction, the laws of Canada, any province or territory thereof, or of the United States, any state or territory thereof or the District of Columbia; the Successor Guarantor, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture, the Notes and its Note Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Indenture Trustee; and the Corporation will have delivered to the Indenture Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, amalgamation, arrangement, merger, winding up or disposition and such supplemental indenture (if any) comply with the Indenture; or

(b)

the transaction does not violate the covenant described under “—Repurchase at the Option of Holders—Asset Disposition” (it being understood that only such portion of the Net Available Cash as is required to be applied on the date of such transaction in accordance with the terms of the Indenture needs to be applied in accordance therewith at such time).

The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and the Note Guarantee of such Guarantor.

Notwithstanding the foregoing, any Guarantor may (i) merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), or transfer all or part of its properties and assets to, any other Guarantor or the Corporation or (ii) merge with or into, or amalgamate or consolidate with, or wind up into, in each case including by way of an arrangement (whether or not the Guarantor is the surviving corporation), a Restricted Subsidiary of the Corporation for the purpose of reincorporating the Guarantor in Canada or any province or territory of Canada, any state or territory of the United States or the District of Columbia, British Virgin Islands, Bahamas, Barbados, any member state of the European Union or any other jurisdiction in which such Guarantor is organized at the time of such transaction, so long as (in the case of this clause (ii)) the amount of Indebtedness of such Guarantor and its Subsidiaries is not increased thereby.

For purposes of this covenant, the sale, assignment, conveyance, transfer, lease or other disposition of all or substantially all of the properties and assets of one or more Subsidiaries of the Corporation, which properties and assets, if held by the Corporation instead of such Subsidiaries, would constitute all or substantially all of the properties and assets of the Corporation on a consolidated basis, will be deemed to be the disposition of all or substantially all of the properties and assets of the Corporation.

Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the property or assets of a Person.

Upon the completion of any transaction described above, the Corporation and the applicable Guarantors will be released from their obligations under the Indenture, the Notes and the Note Guarantees, as applicable, and the Successor Corporation and the Successor Guarantors, as the case may be, will succeed to, and be substituted for, and may exercise every right and power of, the Corporation or the applicable Guarantors, as applicable, under the Indenture, the Notes and the Note Guarantees; provided that, in the case of a lease of all or substantially all its assets, the Corporation will not be released from the obligation to pay the principal of and interest on the Notes, and a Guarantor will not be released from its obligations under its Note Guarantee.

Future Guarantors

The Corporation will cause each Person that becomes a Wholly-Owned Restricted Subsidiary, other than any Immaterial Subsidiary, after the Issue Date, and may at its option cause any other Restricted Subsidiary, to execute and deliver to the Indenture Trustee a supplemental indenture to the Indenture pursuant to which such Restricted Subsidiary will, subject to the second succeeding paragraph, irrevocably and unconditionally guarantee, on a joint and several basis, the full and prompt payment of the principal of, premium, if any, and interest in respect of the Notes and all other obligations under the Indenture on a senior second lien secured basis.

Each Restricted Subsidiary that becomes a Guarantor will also, to the extent such Guarantor is required to grant security in favour of the Senior Agent, become a party to the applicable Collateral Documents and shall, as promptly as practicable, execute and/or deliver such security instruments, financing statements, certificates, and opinions of counsel (to the extent, and substantially in the form, delivered on the Issue Date (but of no greater scope)) as may be necessary to vest in the Collateral Agent a perfected Second Ranking Lien in all personal property that constitutes Collateral for the Notes or the Note Guarantees and as may be necessary to have such Property added to the Collateral as required under the Collateral Documents and the Indenture, and thereupon all provisions of the Indenture relating to the Collateral shall be deemed to relate to such Property to the same extent and with the same force and effect.

A Restricted Subsidiary’s Note Guarantee and Collateral Documents shall be released in accordance with the provisions of the Indenture described under “—Note Guarantees.”

Future Note Guarantees provided by Guarantors organized in jurisdictions other than Canada and the United States may be Limited Guarantees if the Board of Directors or Senior Management, in consultation with local counsel, makes a reasonable determination that such limitations are required due to legal requirements within such jurisdiction, provided that if any such Guarantor provides a guarantee in favour of the Senior Agent and the Senior Lenders under the Credit Facility that are broader in scope than its Limited Guarantee, such Guarantor shall also guarantee the Notes to the same extent pursuant to its Note Guarantee.

Limitation on Business Activities

The Corporation will not, and will not permit any of its Restricted Subsidiaries to, engage in any business other than a Similar Business, except to such extent as would not be material to the Corporation and its Restricted Subsidiaries taken as a whole.

Events of Default

Each of the following is an “Event of Default”:

(1)	default in any payment of interest on any Note when due, continued for 30 days;

(2)	default in the payment of principal of or premium, if any, on any Note when due at its Stated Maturity, upon optional redemption, upon required repurchase, upon declaration or otherwise;

(3)	failure by the Corporation or any Guarantor to comply with its obligations under “—Certain Covenants—Merger and Consolidation”;

(4)

failure by the Corporation or any Guarantor to comply for 60 days after notice as provided below with its other agreements contained in the Indenture or the Notes (other than a failure that is the subject of the foregoing clause (1), (2), or (3));

(5)

default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Corporation or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by the Corporation or any of its Restricted Subsidiaries), other than Non-Recourse Debt and other than Indebtedness owed to the Corporation or its Restricted Subsidiary, whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, which default:

(a)	is caused by a failure to pay the principal of such Indebtedness at its Stated Maturity (after giving effect to any applicable grace period provided in such Indebtedness) (“payment default”); or

(b)	results in the acceleration of such Indebtedness prior to its maturity (the “cross acceleration provision”);

and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a payment default or the maturity of which has been so accelerated and remains unpaid, aggregates $25 million or more (or its foreign currency equivalent);

(6)

failure by the Corporation or any Significant Subsidiary or any group of Restricted Subsidiaries of the Corporation that, taken together, would constitute a Significant Subsidiary to pay final judgments aggregating in excess of $20 million (or its foreign currency equivalent) (net of any amounts for which an insurance Corporation is liable), which judgments are not paid, discharged or stayed for a period of 60 days or more after such judgment becomes final and non-appealable (the “judgment default provision”);

(7)

certain events of bankruptcy, insolvency or reorganization of the Corporation or a Significant Subsidiary or any group of Restricted Subsidiaries of the Corporation that, taken together, would constitute a Significant Subsidiary (the “bankruptcy provisions”); or

(8)

any Note Guarantee of a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, ceases to be in full force and effect (except as contemplated by the terms of the Indenture) or is declared null and void in a final and non-appealable judicial proceeding or any Guarantor that is a Significant Subsidiary or any group of Guarantors that, taken together, would constitute a Significant Subsidiary, denies or disaffirms its obligations under the Indenture or its Note Guarantee; or

(9)

with respect to any Collateral having a fair market value in excess of $5 million, individually or in the aggregate, (i) the failure of the security interest with respect to such Collateral under the Collateral Documents, at any time, to be in full force and effect for any reason other than in accordance with the terms of the Collateral Documents and the terms of this Indenture (it being understood that in no event shall any security or filings be required if such security or filings are not being granted or made in favour of the Senior Agent), or the Intercreditor Agreement, as applicable, and other than the satisfaction in full of all obligations under this Indenture and discharge of this Indenture if such failure continues for 60 days or more or (ii) the assertion by the Corporation or any Guarantor, in any pleading in any court of competent jurisdiction, that any such security interest is invalid or unenforceable, except in each case for the failure or loss of perfection resulting from the failure of the Collateral Agent to make filings, renewals and continuations (or other equivalent filings) which are required to be made.

However, a default under clause (4) of this paragraph will not constitute an Event of Default until the Indenture Trustee (acting at the direction of the Holders of at least 25% in principal amount of the then outstanding Notes) or the Holders of at least 25% in principal amount of the then outstanding Notes notify the Corporation of the default and the Corporation does not cure such default within the time specified in clause (4) of this paragraph after receipt of such notice.

If an Event of Default (other than an Event of Default described in clause (7) above with respect to the Corporation) occurs and is continuing, the Indenture Trustee (acting at the direction of the Holders of at least 25% in principal amount of the then outstanding Notes) by written notice to the Corporation, specifying the Event of Default, or the Holders of at least 25% in principal amount of the then outstanding Notes by notice to the Corporation and the Indenture Trustee, may, and the Indenture Trustee at the request of such Holders shall, declare the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes to be due and payable.

In the event of a declaration of acceleration of the Notes because an Event of Default described in clause (5) under “—Events of Default” has occurred and is continuing, the declaration of acceleration of the Notes shall be automatically annulled if the default triggering such Event of Default pursuant to clause (5) shall be remedied or cured by the Corporation or any of its Restricted Subsidiaries or waived by the holders of the relevant Indebtedness within 20 days after the declaration of acceleration with respect thereto and if (1) the annulment of the acceleration of the Notes would not conflict with any judgment or decree of a court of competent jurisdiction and (2) all existing Events of Default, except nonpayment of principal, premium, if any, or interest on the Notes that became due solely because of the acceleration of the Notes, have been cured or waived. Notwithstanding the foregoing, if an Event of Default described in clause (7) above with respect to the Corporation occurs and is continuing, the principal of, premium, if any, and accrued and unpaid interest, if any, on all the Notes will become and be immediately due and payable without any declaration or other act on the part of the Indenture Trustee or any Holders. The Holders of a majority in principal amount of the outstanding Notes may waive all past defaults (except with respect to nonpayment of principal, premium or interest) and rescind any such acceleration with respect to the Notes and its consequences if rescission would not conflict with any judgment or decree of a court of competent jurisdiction.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder may pursue any remedy with respect to the Indenture or the Notes unless:

(1)	such Holder has previously given the Indenture Trustee notice that an Event of Default is continuing;

(2)	Holders of at least 25% in principal amount of the then outstanding Notes have requested the Indenture Trustee to pursue the remedy;

(3)	such Holders have offered the Indenture Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4)	the Indenture Trustee has not complied with such request within 60 days after the receipt of the request and the offer of security or indemnity; and

(5)

the Holders of a majority in principal amount of the then outstanding Notes have not given the Indenture Trustee a direction that, in the opinion of the Indenture Trustee, is inconsistent with such request within such 60-day period.

Subject to certain restrictions, the Holders of a majority in principal amount of the then outstanding Notes may direct the time, method and place of conducting any proceeding for any remedy available to the Indenture Trustee or of exercising any trust or power conferred on the Indenture Trustee. The Indenture provides that in the event an Event of Default has occurred and is continuing, the Indenture Trustee will be required in the exercise of its powers to use the degree of care that a prudent person would use under the circumstances in the conduct of its own affairs. The Indenture Trustee, however, may refuse to follow any direction that conflicts with law or the Intercreditor Agreement, the Indenture, the Notes or any Note Guarantee, or that it determines in good faith is unduly prejudicial to the rights of any other Holder or that would involve that Trustee in personal liability.

Subject to the provisions of the Indenture relating to the duties of the Indenture Trustee, if an Event of Default occurs and is continuing, the Indenture Trustee will be under no obligation to exercise any of the rights or powers under the Indenture, the Notes and the Note Guarantees at the request or direction of any of the Holders unless such Holders have offered to the Indenture Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.

The Indenture will provide that if a Default or Event of Default occurs and is continuing and is actually known to a responsible officer of the Indenture Trustee, the Indenture Trustee will mail to each Holder notice of the Default within 90 days after it occurs. Except in the case of a default in the payment of principal of, premium, if any, or interest on any Note, the Indenture Trustee may withhold from the Holders notice of any continuing Default or Event of Default if the Indenture Trustee determines in good faith that withholding the notice is in the interests of the Holders. In addition, the Corporation is required to deliver to the Indenture Trustee, within 90 days after the end of each fiscal year ending after the Issue Date, a certificate indicating whether the signers thereof know of any Default or Event of Default that occurred during the previous year. The Corporation also is required to deliver to the Indenture Trustee, within 30 Business Days after the occurrence thereof, written notice of any events which would constitute a Default or Event of Default, their status and what action the Corporation is taking or proposing to take in respect thereof.

If a Default or Event of Default is deemed to occur solely because a Default or Event of Default (the “Initial Default”) already existed, and such Initial Default is subsequently cured and is not continuing, the Default or Event of Default resulting solely because the Initial Default existed shall be deemed cured, and will be deemed annulled, waived and rescinded without any further action required.

Amendments and Waivers

Except as provided in the next two succeeding paragraphs, the Indenture, the Notes, the Note Guarantees and the Collateral Documents may be amended or supplemented with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes) and, subject to certain exceptions, any past default or compliance with any provisions may be waived with the consent of the Holders of a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes). However, without the consent of each Holder affected thereby, no amendment, supplement or waiver may, among other things:

(1)	reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver;

(2)	reduce the stated rate of interest or extend the stated time for payment of interest on any Note;

(3)	reduce the principal of or extend the Stated Maturity of any Note;

(4)

waive an Event of Default arising from a failure to pay the principal of, premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the then outstanding Notes with respect to an Event of Default arising from such a failure to pay principal, premium or interest, and a waiver of the Event of Default that resulted from such acceleration);

(5)

reduce the premium payable upon the redemption or repurchase of any Note or change the time at which any Note may be redeemed as described above under “—Optional Redemption,” whether through an amendment or waiver of provisions in the covenants, definitions or otherwise (except amendments to the definitions of “Change of Control” or “Asset Dispositions”, or changes to any notice provisions, which may be amended with the consent of the Holders of a majority in principal amount of the Notes then outstanding);

(6)	make any Note payable in money other than that stated in such Note;

(7)

impair the right of any Holder to receive payment of principal of, premium, if any, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(8)	make any change in the amendment or waiver provisions which require each Holder’s consent; or

(9)	modify the Note Guarantees in any manner adverse to the Holders.

Notwithstanding the foregoing, without the consent of any Holder, the Corporation, the Guarantors and the Indenture Trustee may amend the Indenture, the Notes, the Note Guarantees and the Collateral Documents to:

(1)	cure any ambiguity, omission, defect or inconsistency;

(2)

provide for the issuance of Additional Notes, or notes of any additional series, in compliance with “—Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(3)

provide for the assumption by a successor of the obligations of the Corporation or any Guarantor under the Indenture, the Notes or the Note Guarantees in accordance with “—Certain Covenants—Merger and Consolidation”;

(4)	provide for or facilitate the issuance of uncertificated Notes in addition to or in place of certificated Notes;

(5)	comply with the rules of any applicable depository;

(6)	(i) add Guarantors with respect to the Notes or (ii) release a Guarantor from its obligations under its Note Guarantee or the Indenture in accordance with the applicable provisions of the Indenture;

(7)	add additional assets as Collateral or enter into additional or supplemental Collateral Documents to secure the Notes and Note Guarantees;

(8)

add covenants of the Corporation or its Restricted Subsidiaries or Events of Default for the benefit of Holders, or make changes that would provide additional rights to the Holders, or surrender any right or power conferred upon the Corporation or any Guarantor;

(9)	make any change that does not adversely affect the legal rights under the Indenture of any Holder;

(10)

evidence and provide for the acceptance of an appointment under the Indenture of a successor trustee, provided that the successor trustee is otherwise qualified and eligible to act as such under the terms of the Indenture;

(11)

conform the text of the Indenture, the Notes or the Note Guarantees to any provision of this “Description of Notes” to the extent that such provision in this “Description of Notes” was intended to be a verbatim recitation of a provision of the Indenture, the Notes or the Note Guarantees, as set forth in an Officer’s Certificate;

(12)

make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation, to facilitate the issuance and administration of the Notes or, if incurred in compliance with the Indenture, Additional Notes or notes of any additional series; provided, however, that (A) compliance with the Indenture as so amended would not result in Notes being transferred in violation of Canadian Securities Legislation or any other applicable securities laws and regulations and (B) such amendment does not materially and adversely affect the rights of Holders to transfer Notes; or

(13)	make any change to conform to the requirements of the U.S. Trust Indenture Act.

The consent of the Holders will not be necessary under the Indenture to approve the particular form of any proposed amendment, supplement or waiver. It is sufficient if such consent approves the substance of the proposed amendment or supplement. A consent to any amendment, supplement or waiver under the Indenture by any Holder given in connection with a tender of such Holder’s Notes will not be rendered invalid by such tender. After an amendment, supplement or waiver under the Indenture becomes effective, the Corporation is required to give to the Holders a written notice briefly describing such amendment, supplement or waiver. However, the failure to give such notice to the Holders, or any defect in such notice will not impair or affect the validity of the amendment, supplement or waiver.

Defeasance

The Corporation may, at its option and at any time, elect to have all of its obligations and all of the obligations of the Guarantors discharged with respect to the outstanding Notes issued under the Indenture (“legal defeasance”) except for:

(1)	the rights of Holders to receive payments in respect of the principal of, premium, if any, or interest on such Notes when such payments are due, solely out of the trust referred to below;

(2)

the Corporation’s obligations with respect to the Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for Note payments held in trust;

(3)	the rights, powers, trusts, duties and immunities of the Indenture Trustee, and the Corporation’s obligations in connection therewith; and

(4)	the legal defeasance provisions of the Indenture.

If the Corporation exercises the legal defeasance option, the Note Guarantees in effect at such time will terminate.

The Corporation at any time may terminate its obligations and the obligations of its Restricted Subsidiaries described under “—Repurchase at the Option of Holders” and under the covenants described under “—Certain Covenants” (other than “—Merger and Consolidation” with respect to the Corporation), the operation of the cross-default upon a payment default, cross acceleration provisions, the bankruptcy provisions with respect to Significant Subsidiaries, the judgment default provision described under “—Events of Default” above and the limitations contained in clause (4) under “—Certain Covenants—Merger and Consolidation” above (“covenant defeasance”).

If the Corporation exercises the covenant defeasance option, the Note Guarantees in effect at such time will terminate.

The Corporation may exercise its legal defeasance option notwithstanding its prior exercise of its covenant defeasance option. If the Corporation exercises its legal defeasance option, payment of the Notes may not be accelerated because of an Event of Default with respect to the Notes. If the Corporation exercises its covenant defeasance option, payment of the Notes may not be accelerated because of an Event of Default specified in clause (3) (only with respect to the failure of the Corporation to comply with clause (4) under “—Certain Covenants—Merger and Consolidation” above), (4) (only with respect to covenants that are released as a result of such covenant defeasance), (5) (only with respect to covenants that are released as a result of such covenant defeasance), (6) or (7) (with respect only to Significant Subsidiaries or any group of Restricted Subsidiaries of the Corporation that, taken together would constitute a Significant Subsidiary) or (9) or (10) under “—Events of Default” above.

In order to exercise either legal defeasance or covenant defeasance under the Indenture:

(1)

the Corporation must irrevocably deposit with the Indenture Trustee, in trust, for the benefit of the Holders, cash in Canadian dollars, Government Securities, or a combination thereof, in amounts as will be sufficient, in the opinion of an Independent Financial Advisor, without consideration of any reinvestment of interest, to pay the principal of, and premium, if any, and interest due on the outstanding Notes on the Stated Maturity or on the applicable redemption date, as the case may be, and the Corporation must specify whether the Notes are being defeased to maturity or to a particular redemption date;

(2)

in the case of legal defeasance or covenant defeasance, the Corporation has delivered to the Indenture Trustee an opinion of counsel qualified to practice in Canada (such counsel acceptable to the Indenture Trustee, acting reasonably) or a ruling from the Canada Revenue Agency (or successor agency) to the effect that holders and beneficial owners of the outstanding Notes will not recognize income, gain or loss for Canadian federal, provincial and territorial income tax purposes as a result of such legal defeasance or covenant defeasance, as applicable, and will only be subject to Canadian federal, provincial and territorial income tax on the same amounts, in the same manner and at the same times as would have been the case had if such legal defeasance or covenant defeasance, as applicable, had not occurred;

(3)

such legal defeasance or covenant defeasance will not result in a breach or violation of, or constitute a default under any material agreement or instrument (other than the Indenture) to which the Corporation or any of its Restricted Subsidiaries is a party or by which the Corporation or any of its Restricted Subsidiaries is bound;

(4)

no Default or Event of Default has occurred and is continuing on the date of such deposit (other than a Default or an Event of Default resulting from the borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(5)

the Corporation has delivered to the Indenture Trustee an Officer’s Certificate stating that the deposit was not made by the Corporation with the intent of defeating, hindering, delaying or defrauding creditors of the Corporation, any Guarantor or others;

(6)

the Corporation has delivered to the Indenture Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions), each stating that all conditions precedent relating to the legal defeasance or the covenant defeasance, as the case may be, have been complied with; and

(7)

the Corporation has delivered irrevocable instructions to the Indenture Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be (which instructions may be contained in the Officer’s Certificate referred to in clause (5) above).

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either:

(1)

all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for which payment money has been deposited in trust and thereafter repaid to the Corporation, have been delivered to the Indenture Trustee for cancellation; or

(2)

(a)

all Notes not theretofore delivered to the Indenture Trustee for cancellation have become due and payable by reason of the giving of a notice of redemption or otherwise, will become due and payable within one year or may be called for redemption within one year under arrangements satisfactory to the Indenture Trustee for the giving of notice of redemption by the Indenture Trustee in the name, and at the expense, of the Corporation, and the Corporation or any Guarantor has irrevocably deposited or caused to be deposited with the Indenture Trustee, as trust funds in trust solely for the benefit of the Holders, cash in Canadian dollars, Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of an Independent Financial Advisor, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not theretofore delivered to the Indenture Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)

no Default or Event of Default has occurred and is continuing on the date of the deposit or will occur as a result of the deposit (other than a Default or an Event of Default resulting from borrowing of funds to be applied to such deposit and the grant of any Lien securing such borrowing), and the deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the Indenture) to which the Corporation or any Guarantor is a party or by which the Corporation or any Guarantor is bound;

(c)	the Corporation has paid or caused to be paid all sums payable by it under the Indenture; and

(d)	the Corporation has delivered irrevocable instructions to the Indenture Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Corporation must deliver an Officer’s Certificate and an Opinion of Counsel to the Indenture Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

No Personal Liability of Directors, Officers, Employees and Shareholders

No past, present or future director, officer, employee, incorporator, member, manager, partner or shareholder of the Corporation or any Guarantor shall have any liability for any obligations of the Corporation or any Guarantor under the Notes, the Note Guarantees or the Indenture or for any claim based on, in respect of, or by reason of, such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. This waiver and release are part of the consideration for issuance of the Notes.

Notices

Notice or communication mailed to a Holder shall be mailed by first-class mail (certified or registered, return receipt requested) or by overnight air courier guaranteeing next day delivery to such Holder at such Holder’s address as it appears on the registration books of the Registrar or by such other delivery system as the Trustee deems acceptable and shall be deemed to be sufficiently given if so sent within the time prescribed. Failure to send a notice or communication to a Holder or any defect in it shall not affect its sufficiency with respect to other Holders. Any written notice or communication that is delivered in person or mailed by first-class mail to the designated address will be deemed duly given, regardless of whether the addressee receives such notice.

Notwithstanding any other provision of the Indenture or any Note, where the Indenture or any Note provides for notice of any event (including any notice of redemption) to any Holder of an interest in a global Note (whether by mail or otherwise), such notice shall be sufficiently given if given to CDS or any other applicable depositary for such Note (or its designee) according to the applicable procedures of CDS or such depositary.

Governing Law

The Indenture will provide that it, the Notes and any Note Guarantee will be governed by, and construed in accordance with, the laws of the Province of Ontario and the federal laws of Canada applicable therein.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person on a consolidated basis in accordance with IFRS, but excluding from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“Acquired Indebtedness” means, with respect to any specified Person, Indebtedness (a) of such Person or any of its Subsidiaries existing at the time such Person becomes a Restricted Subsidiary of the Corporation, (b) assumed in connection with the acquisition of assets from such Person, in each case whether or not incurred by such Person in connection with, or in anticipation or contemplation of, such Person becoming a Restricted Subsidiary of the Corporation or such acquisition, or (c) secured by a Lien encumbering any asset acquired by such specified Person. Acquired Indebtedness shall be deemed to have been incurred, with respect to clause (a) of the preceding sentence, on the date such Person becomes a Restricted Subsidiary of the Corporation and, with respect to clauses (b) and (c) of the preceding sentence, on the date of consummation of such acquisition of assets.

“Additional Assets” means:

(1)	any property, plant, equipment or other asset (excluding working capital or current assets) to be used by the Corporation or any of its Restricted Subsidiaries in a Similar Business; or

(2)	the Capital Stock of a Person that becomes a Restricted Subsidiary of the Corporation as a result of the acquisition of such Capital Stock by the Corporation or its Restricted Subsidiary; or

(3)	the Capital Stock constituting a minority interest in any Person that at such time is a Restricted Subsidiary of the Corporation; or

(4)

Similar Business Investments (a) to the extent of Net Available Cash arising from Asset Dispositions of Capital Stock of an Unrestricted Subsidiary or Joint Venture, or of Capital Stock of a Restricted Subsidiary that derives all or substantially all of its value from the Corporation’s interest in an Unrestricted Subsidiary or Joint Venture, or (b) otherwise in an amount, together with all other Similar Business Investments which are treated as a use of Net Available Cash pursuant to this clause (4), not to exceed 15% of Total Assets at the time of such Investment;

provided, however, that, in the case of clauses (2) and (3), such Restricted Subsidiary is primarily engaged in a Similar Business.

“Additional Notes” means Notes (other than the Initial Notes) issued from time to time under the Indenture in accordance with the terms thereof, of the same series as the Initial Notes and having terms and conditions identical to those of the applicable Initial Notes other than the issue date, the issue price and the first interest payment date, whether or not they bear the same CUSIP or ISIN number, as set out in a supplemental indenture.

“Affiliate” of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, “control”

(including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”) when used with respect to any Person means possession, directly or indirectly, of the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have meanings correlative to the foregoing.

“Ambatovy Joint Venture” means the joint venture in respect of the Ambatovy Project carried on by Ambatovy Minerals S.A. and Dynatec Madagascar S.A. and the respective successors and assigns from time to time.

“Ambatovy Project” means the assets, business and operations consisting of the Ambatovy project in Madagascar.

“Asset Disposition” means (A) any sale, lease (other than an operating lease entered into in the ordinary course of business), transfer, other disposition, or a series of related sales, leases, transfers, or dispositions that are part of a common plan, of shares of Capital Stock of a Subsidiary or Joint Venture (other than directors’ qualifying shares and shares issued to foreign nationals as required by law), property or other assets (each referred to for the purposes of this definition as a “disposition”) by the Corporation or any of its Restricted Subsidiaries, including any disposition by means of a merger, amalgamation, consolidation, arrangement or similar transaction, and (B) any issuance of shares of Capital Stock (other than directors’ qualifying shares and shares issued to foreign nationals as required by law) by a Restricted Subsidiary of the Corporation.

Notwithstanding the preceding, the following items shall not be deemed to be Asset Dispositions:

(1)	a disposition of assets by a Restricted Subsidiary to the Corporation or by the Corporation or any of its Restricted Subsidiaries to a Restricted Subsidiary of the Corporation;

(2)	a disposition of Cash Equivalents or Investment Grade Securities;

(3)

a disposition of inventory or other assets in the ordinary course of business or the disposition of an account receivable in connection with the collection or compromise thereof in the ordinary course of business;

(4)

a disposition of obsolete, damaged or worn out property or equipment, or property or equipment that is no longer used or useful in the conduct of the business of the Corporation and its Restricted Subsidiaries;

(5)

the disposition of all or substantially all of the assets of the Corporation in a manner permitted pursuant to “—Certain Covenants—Merger and Consolidation” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(6)	an issuance of Capital Stock by a Restricted Subsidiary of the Corporation to the Corporation or to a Restricted Subsidiary of the Corporation;

(7)	any Permitted Investment or Restricted Payment made in compliance with “—Certain Covenants—Limitation on Restricted Payments”;

(8)	dispositions of assets in a single transaction or a series of related transactions with an aggregate Fair Market Value of less than $15 million;

(9)	the creation of a Permitted Lien and dispositions in connection with Permitted Liens;

(10)

the issuance by a Restricted Subsidiary of the Corporation of Preferred Stock or Disqualified Stock that is permitted by the covenant described under “—Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)

the licensing or sublicensing of intellectual property or other general intangibles and licenses, leases or subleases of other property in the ordinary course of business which do not materially interfere with the business of the Corporation and its Restricted Subsidiaries;

(12)	foreclosure on or expropriation of assets;

(13)	any issuance or sale of Capital Stock in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(14)	the unwinding of any Hedging Obligations;

(15)	the surrender or waiver of contract rights or the settlement, release or surrender of contract, tort or other claims;

(16)	dispositions to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding agreements;

(17)	the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(18)	dispositions in connection with royalty or precious metals stream or similar transactions that are customary in the mining business (as determined in good faith by Senior Management);

(19)

dispositions of interests in any oil and gas property to a Person in exchange for, or as consideration for, drilling and other development activities conducted, or to be conducted, by such Person on such property;

(20)

any exchange of assets for other assets (which other assets may, in whole or in part, include cash, Cash Equivalents, Capital Stock or any securities convertible into, or exercisable or exchangeable for, Capital Stock, but which assets may not include any Indebtedness) issued by or related to a Similar Business if such other assets are of comparable or greater market value or usefulness to the business of the Corporation and its Restricted Subsidiaries, taken as a whole, compared with the assets being exchanged, which in the event of an exchange of assets with a Fair Market Value in excess of (a) $15 million shall be evidenced by an Officer’s Certificate and (b) $25 million shall be set forth in a resolution approved by at least a majority of the members of the Board of Directors of the Corporation; provided that the Corporation shall apply any cash or Cash Equivalents received in any such exchange of assets as described in the second paragraph under ‘‘Repurchase at the option of holders—Asset Disposition”; and

(21)	any disposition of the Corporation’s interests (including Capital Stock and any other investments) held by it in MMI.

“Attributable Indebtedness” in respect of a Sale/Leaseback Transaction means, as at the time of determination, the present value (discounted at the interest rate implicit in the transaction) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such Sale/Leaseback Transaction (including any period for which such lease has been extended), determined in accordance with IFRS; provided, however, that if such Sale/Leaseback Transaction results in a Capitalized Lease Obligation, the amount of Indebtedness represented thereby will be determined in accordance with the definition of “Capitalized Lease Obligations.”

“Average Life” means, as of the date of determination, with respect to any Indebtedness or Preferred Stock, the quotient obtained by dividing (1) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Preferred Stock multiplied by the amount of such payment by (2) the sum of all such payments.

“Board of Directors” means:

(1)	with respect to a corporation, the board of directors of the corporation or (other than for purposes of determining Change of Control) a committee of the Board of Directors;

(2)	with respect to a partnership, the board of directors of the general partner of the partnership; and

(3)	with respect to any other Person, the board or committee of such Person serving a similar function.

“Business Day” means each day that is not a Saturday, Sunday or other day on which banking institutions in Toronto, Ontario are authorized or required by law to close.

“Canadian Securities Legislation” means all applicable securities laws in each of the provinces and territories of Canada, including, without limitation, the Province of Ontario, and the respective regulations and rules under such laws together with applicable published rules, policy statements, blanket orders, instruments, rulings and notices of the regulatory authorities in such provinces or territories.

“Capital Stock” of any Person means any and all shares, interests, rights to purchase, warrants, options, participations or other equivalents of or interests in (however designated) equity of such Person, including any Preferred Stock and limited liability or partnership interests (whether general or limited), but excluding any debt securities convertible or exchangeable into such equity.

“Capitalized Lease Obligations” means an obligation that would have been required to be classified and accounted for as a finance lease for financial reporting purposes in accordance with IFRS as in effect on the Issue Date. The amount of Indebtedness represented by such obligation will be the amount of the liability for such obligation at the time any determination thereof is to be made as determined in accordance with IFRS, and the Stated Maturity thereof will be the date of the last payment of rent or any other amount due under such lease prior to the first date such lease may be terminated without penalty.

“Cash Equivalents” means:

(1)	Canadian dollars, U.S. dollars or, in the case of any Restricted Subsidiary, such other local currencies held by it from time to time in the ordinary course of business;

(2)

securities issued or directly and fully Guaranteed or insured by the Canadian or U.S. government or any agency or instrumentality of Canada or the United States (provided that the full faith and credit of Canada or the United States, as applicable, is pledged in support thereof), having maturities of not more than one year from the date of acquisition;

(3)

marketable general obligations issued by any province of Canada or state of the United States or any political subdivision of any such province or state or any public instrumentality thereof maturing within one year from the date of acquisition and, at the time of acquisition, having a credit rating of “A” or better from either Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments;

(4)

certificates of deposit, time deposits, eurodollar time deposits, overnight bank deposits or bankers’ acceptances having maturities of not more than one year from the date of acquisition thereof issued by any commercial bank the long-term debt of which is rated at the time of acquisition thereof at least “A” or the equivalent thereof by Standard & Poor’s Ratings Group, Inc., or “A” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and having combined capital and surplus in excess of $500.0 million;

(5)

repurchase obligations with a term of not more than 365 days for underlying securities of the types described in clauses (2), (3) and (4) above entered into with any bank meeting the qualifications specified in clause (4) above;

(6)

commercial paper rated at the time of acquisition thereof at least “A-2” or the equivalent thereof by Standard & Poor’s Ratings Group, Inc. or “P-2” or the equivalent thereof by Moody’s Investors Service, Inc., or carrying an equivalent rating by a nationally recognized Rating Agency, if both of the two named Rating Agencies cease publishing ratings of investments, and in any case maturing within one year after the date of acquisition thereof; and

(7)	interests in any investment Corporation or money market fund which invests 95% or more of its assets in instruments of the type specified in clauses (1) through (6) above.

“Cash Management Agreements” means any agreement providing for treasury, depository, purchasing card or cash management services, including in connection with any automated clearing house transfer of funds or any similar transaction entered into in the ordinary course of business.

“Change of Control” means:

(1)

any Person or group or Persons acting jointly or in concert (any such group, a “Group”) becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Corporation (or its successor by merger, consolidation, amalgamation, arrangement or purchase of all or substantially all of its assets); or

(2)	the first day on which a majority of the members of the Board of Directors of the Corporation are not Continuing Directors; or

(3)

the direct or indirect sale, assignment, conveyance, transfer, lease or other disposition (other than by way of merger, consolidation, amalgamation or arrangement), in one or a series of related transactions, of all or substantially all of the assets of the Corporation and its Restricted Subsidiaries taken as a whole to any Person or Group (other than to one or more Wholly-Owned Restricted Subsidiaries); or

(4)	the adoption by the shareholders of the Corporation of a plan or proposal for the liquidation or dissolution of the Corporation.

“Collateral” means, collectively, all personal property and assets of the Corporation and each of the Guarantors that secures the Obligations under the Notes, the Note Guarantees and the Indenture, pursuant to the Collateral Documents.

“Collateral Agent” means a trust company or other Person appointed by the Corporation under the Indenture that is authorized under the laws of Canada or any Province thereof and each other relevant jurisdiction to act as collateral agent under the Collateral Documents and any successor thereto.

“Collateral Documents” means the Intercreditor Agreement and the security agreements, pledge agreements, mortgages, and other instruments pursuant to which the Corporation and the Guarantors shall grant or have granted Liens in the Collateral to the Collateral Agent for the benefit of the Holders, in each case, as amended, restated or replaced, in whole or in part, from time to time.

“Commodity Agreement” means any commodity futures contract, commodity swap, commodity option or other similar agreement or arrangement entered into by the Corporation or any of its Restricted Subsidiaries designed to protect the Corporation or any of its Restricted Subsidiaries against fluctuations in the price of commodities actually produced or used in the ordinary course of business of the Corporation and its Restricted Subsidiaries.

“Common Stock” means with respect to any Person, any and all shares, interest or other participations in, and other equivalents (however designated and whether voting or nonvoting) of such Person’s common stock, whether or not outstanding on the Issue Date, and includes, without limitation, all series and classes of such common stock.

“Consolidated Coverage Ratio” means as of any date of determination, with respect to any Person, the ratio of (x) the aggregate amount of Consolidated EBITDA of such Person for the period of the most recent four consecutive fiscal quarters ending prior to the date of such determination for which financial statements are internally available to (y) Consolidated Interest Expense for such four fiscal quarters; provided, however, that:

(1)	if the Corporation or any of its Restricted Subsidiaries:

(a)	has incurred any Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings) since the beginning of such period that remains outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes an incurrence of Indebtedness (other than Indebtedness that constitutes ordinary working capital borrowings), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such Indebtedness as if such Indebtedness had been incurred on the first day of such period (except that in making such computation, the amount of revolving Indebtedness under the Credit Facility outstanding on the date of such calculation will be deemed to be:

(i)	the average daily balance of such Indebtedness during such four fiscal quarters or such shorter period for which such facility was outstanding; or

(ii)

if such facility was created after the end of such four fiscal quarters, the average daily balance of such Indebtedness during the period from the date of creation of such facility to the date of such calculation), and the discharge of any other Indebtedness repaid, repurchased, redeemed, retired, defeased or otherwise discharged with the proceeds of such new Indebtedness as if such discharge had occurred on the first day of such period; or

(b)

has repaid, repurchased, redeemed, retired, defeased or otherwise discharged any Indebtedness since the beginning of the period that is no longer outstanding on such date of determination or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio includes a repayment, redemption, retirement, defeasance or other discharge of Indebtedness (in each case, other than revolving Indebtedness incurred under the Credit Facility unless such Indebtedness has been permanently repaid and the related commitment terminated and not replaced), Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving effect on a pro forma basis to such discharge of such Indebtedness, including with the proceeds of such new Indebtedness, as if such repayment, redemption, retirement, defeasance or other discharge had occurred on the first day of such period;

(2)

if since the beginning of such period, the Corporation or any of its Restricted Subsidiaries will have made any Asset Disposition or disposed of or accounted for as discontinued operations (as defined under IFRS) any Corporation, division, operating unit, segment, business, group of related assets or line of business or if the transaction giving rise to the need to calculate the Consolidated Coverage Ratio is such an Asset Disposition:

(a)

the Consolidated EBITDA for such period will be reduced by an amount equal to the Consolidated EBITDA (if positive) directly attributable to the assets that are the subject of such disposition or discontinuation for such period or increased by an amount equal to the Consolidated EBITDA (if negative) directly attributable thereto for such period; and

(b)

Consolidated Interest Expense for such period will be reduced by an amount equal to the Consolidated Interest Expense directly attributable to any Indebtedness of the Corporation or any of its Restricted Subsidiaries repaid, repurchased, redeemed, retired, defeased or otherwise discharged (to the extent the related commitment is permanently reduced) with respect to the Corporation and its continuing Restricted Subsidiaries in connection with such transaction for such period (or, if the Capital Stock of any Restricted Subsidiary of the Corporation is sold or in the case of discontinued operations, the Consolidated Interest Expense for such period directly attributable to the Indebtedness of such Restricted Subsidiary or discontinued operations to the extent the Corporation and its continuing Restricted Subsidiaries are no longer liable for such Indebtedness after such sale);

(3)	if since the beginning of such period the Corporation or any of its Restricted Subsidiaries (by merger, consolidation, amalgamation, arrangement or otherwise) will have made an Investment in any Restricted Subsidiary of the Corporation (or any Person that becomes a Restricted Subsidiary of the Corporation or is merged with or into the Corporation or any of its Restricted Subsidiaries) or an acquisition of assets, including any acquisition of assets occurring in connection with a transaction causing a calculation to be made hereunder, which constitutes all or substantially all of a Corporation, division, operating unit, segment, business, group of related assets or line of business, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto (including the incurrence of any Indebtedness) as if such Investment or acquisition occurred on the first day of such period; and

(4)

if since the beginning of such period any Person (that subsequently became a Restricted Subsidiary of the Corporation or was merged with or into the Corporation or any of its Restricted Subsidiaries since the beginning of such period) will have incurred any Indebtedness or repaid, redeemed, retired, defeased or otherwise discharged any Indebtedness, made any disposition or any Investment or acquisition of assets that would have required an adjustment pursuant to clause (1), (2) or (3) above if made by the Corporation or its Restricted Subsidiary during such period, Consolidated EBITDA and Consolidated Interest Expense for such period will be calculated after giving pro forma effect thereto as if such transaction occurred on the first day of such period.

For purposes of this definition, whenever pro forma effect is to be given to any calculation under this definition, the pro forma calculations will be determined in good faith by a responsible financial or accounting officer of the Corporation. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest expense on such Indebtedness will be calculated as if the rate in effect on the date of determination had been the applicable rate for the entire period (taking into account any Interest Rate Agreement applicable to such Indebtedness if such Interest Rate Agreement has a remaining term in excess of 12 months). If any Indebtedness that is being given pro forma effect bears an interest rate at the option of the Corporation, the interest rate shall be calculated by applying such optional rate chosen by the Corporation.

“Consolidated EBITDA” for any period means, with respect to any Person, the Consolidated Net Income of such Person for such period:

(1)	increased (without duplication) by the following items to the extent deducted in calculating such Consolidated Net Income:

(a)	Consolidated Interest Expense; plus

(b)	Consolidated Income Taxes; plus

(c)	consolidated amortization, depletion and depreciation expense; plus

(d)

other non-cash charges reducing Consolidated Net Income, including any write-offs or write-downs (excluding any such non-cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortization of a prepaid cash expense that was capitalized at the time of payment); plus

(e)

any expenses or charges related to any Equity Offering, Permitted Investment, merger, amalgamation, consolidation, arrangement, acquisition, disposition, recapitalization or the incurrence of Indebtedness permitted to be incurred by the Indenture (including a refinancing thereof) (whether or not successful), including (i) fees, expenses or charges related to the offering of the Notes and the recapitalization transactions in connection therewith and (ii) any amendment or other modification of the Credit Facility in connection therewith; plus

(f)

any restructuring charges, integration costs or costs associated with establishing new facilities (which, for the avoidance of doubt, shall include retention, severance, relocation, workforce reduction, contract termination, systems establishment costs and facilities consolidation costs) certified by the chief financial officer of the Corporation and deducted (and not added back) in computing Consolidated Net Income; provided that the aggregate amount of all charges, expenses and costs added back under this clause (f) shall not exceed $10 million in any consecutive four-quarter period; plus

(g)	accretion of asset retirement obligations, net of cash payments by such Person for such asset retirement obligations; plus

(h)

the greater of (x) the Corporation’s equity in the net income of any Person (other than the Persons comprising the MOA Joint Venture or any other Joint Venture if, on the date of determination, the Corporation or a Wholly-Owned Restricted Subsidiary directly owns neither more nor less than 50% of the outstanding Capital Stock (measured in terms of economic interest rather than number of shares or voting power) of such Person) that is not a Restricted Subsidiary, that is accounted for by the equity method of accounting for such period and (y) the aggregate amount of cash actually distributed by such Person during such period to the Corporation or any of its Restricted Subsidiaries in accordance with clause (1) of the definition of “Consolidated Net Income”; provided that the adjustment pursuant to this clause (h) may be incremental to (but not duplicative of) any amount included in Consolidated Net Income pursuant to one of the exceptions described in subclauses (a) or (b) of clause (1) of the definition of “Consolidated Net Income”;

(2)

decreased (without duplication) by non-cash items increasing Consolidated Net Income of such Person for such period (excluding the accrual of revenue in the ordinary course of business and any items which represent the reversal of any accrual of, or reserve for, anticipated cash charges that reduced Consolidated EBITDA in any prior period), and

(3)

increased or decreased (without duplication) to eliminate to the extent reflected in Consolidated Net Income effects of adjustments (including the effects of such adjustments pushed down to the Corporation and its Restricted Subsidiaries) in any line item in such Person’s consolidated financial statements resulting from the application of purchase accounting in relation to any completed acquisition.

Notwithstanding the foregoing, clauses (1)(b) through (g) above relating to amounts of a Restricted Subsidiary or Joint Venture of a Person will be added to Consolidated Net Income to compute Consolidated EBITDA of such Person only to the extent (and in the same proportion) that the net income (loss) of such Restricted Subsidiary or Joint Venture was included in calculating the Consolidated Net Income of such Person and, in the case of the Restricted Subsidiary, to the extent the amounts set forth in clauses (1)(b) through (g) above are in excess of those necessary to offset a net loss of such Restricted Subsidiary or if such Restricted Subsidiary has net income for such period included in Consolidated Net Income, only if a corresponding amount would be permitted at the date of determination to be dividended to the Corporation by such Restricted Subsidiary without prior approval (that has not been obtained), pursuant to the terms of its charter and all agreements, instruments, judgments, decrees, orders, statutes, rules and governmental regulations applicable to that Restricted Subsidiary or its shareholders.

“Consolidated Income Taxes” means, with respect to any Person for any period, provision of such Person for such period (calculated on a consolidated basis in accordance with IFRS) in respect of taxes for such period imposed upon such Person or for other payments required to be made by such Person by any governmental authority which taxes or other payments are calculated by reference to the income or profits or capital of such Person or such Person and its Restricted Subsidiaries (to the extent such income or profits were included in computing Consolidated Net Income for such period), including, without limitation, federal, provincial and territorial, state, franchise and similar taxes and foreign taxes regardless of whether such taxes or payments are required to be remitted to any governmental authority.

“Consolidated Interest Expense” means, with respect to any Person, for any period, the total interest expense of such Person and its consolidated Restricted Subsidiaries, net of any interest income received by such Person and its consolidated Restricted Subsidiaries, whether paid or accrued (other than interest income on Joint Venture Loans, excluding the MOA Joint Venture Loan), plus, to the extent not included in such interest expense:

(1)	interest expense attributable to Capitalized Lease Obligations and the interest portion of rent expense associated with Attributable Indebtedness in respect of the relevant lease giving rise thereto;

(2)

amortization of debt discount (including the amortization of original issue discount resulting from the issuance of Indebtedness at less than par) and debt issuance cost; provided, however, that any amortization of bond premium will be credited to reduce Consolidated Interest Expense unless such amortization of bond premium has otherwise reduced Consolidated Interest Expense;

(3)

non-cash interest expense, but any non-cash interest income or expense attributable to the movement in the mark-to-market valuation of Hedging Obligations or other derivative instruments shall be excluded from the calculation of Consolidated Interest Expense;

(4)	commissions, discounts and other fees and charges owed with respect to letters of credit and bankers’ acceptance financing;

(5)

the interest expense on Indebtedness of another Person that is Guaranteed by such Person or one of its Restricted Subsidiaries or secured by a Lien on assets of such Person or one of its Restricted Subsidiaries, other than a Lien permitted by clause (25) of the definition of “Permitted Liens”;

(6)	costs associated with entering into Hedging Obligations (including amortization of fees) related to Indebtedness;

(7)	interest expense of such Person and its Restricted Subsidiaries that was capitalized during such period;

(8)

the product of (a) all dividends paid or payable, in cash, Cash Equivalents or Indebtedness or accrued during such period on any series of Disqualified Stock of such Person or on Preferred Stock of its Non-Guarantors payable to a party other than the Corporation or a Restricted Subsidiary, times (b) a fraction, the numerator of which is one and the denominator of which is one minus the then current combined Canadian federal, provincial, territorial, municipal and local and foreign statutory tax rate of such Person, expressed as a decimal, in each case on a consolidated basis in accordance with IFRS;

(9)	Receivables Fees;

(10)

the cash contributions to any employee stock ownership plan or similar trust to the extent such contributions are intended to be used by such plan or trust to pay interest or fees to any Person (other than the Corporation and its Restricted Subsidiaries) in connection with Indebtedness incurred by such plan or trust; and

(11)

the proportionate interest of the Corporation in the Consolidated Interest Expense of the Persons comprising the MOA Joint Venture or any other Joint Venture if, on the date of determination, the Corporation or a Wholly-Owned Restricted Subsidiary directly owns neither more nor less than 50% of the outstanding Capital Stock (measured in terms of economic interest rather than number of shares or voting power) of such Person or Joint Venture, as applicable (with such interest expense calculated in substantially the same manner as Consolidated Interest Expense of the Corporation and its Restricted Subsidiaries);

For the purpose of calculating the Consolidated Coverage Ratio, the calculation of Consolidated Interest Expense shall include all interest expense (including any amounts described in clauses (1) through (11) above) relating to any

Indebtedness of such Person or any of its Restricted Subsidiaries described in the final paragraph of the definition of “Indebtedness.”

For purposes of the foregoing, total interest expense will be determined (i) after giving effect to any net payments made or received by such Person and its Subsidiaries with respect to Interest Rate Agreements and (ii) exclusive of amounts classified as other comprehensive income in the balance sheet of such Person. Notwithstanding anything to the contrary contained herein, without duplication of clause (9) above, commissions, discounts, yield and other fees and charges incurred in connection with any transaction pursuant to which such Person or its Restricted Subsidiaries may sell, convey or otherwise transfer or grant a security interest in any accounts receivable or related assets shall be included in Consolidated Interest Expense.

“Consolidated Net Income” means, for any period, the net income (loss) of the Corporation and its consolidated Subsidiaries determined on a consolidated basis in accordance with IFRS; provided, however, that there will not be included in such Consolidated Net Income:

(1)

any net income (loss) of any Person if such Person is not a Restricted Subsidiary of the Corporation or that is accounted for by the equity method of accounting (other than the Persons comprising the MOA Joint Venture or any other Joint Venture if, on the date of determination, the Corporation or a Wholly-Owned Restricted Subsidiary directly owns neither more nor less than 50% of the outstanding Capital Stock (measured in terms of economic interest rather than number of shares or voting power) of such Persons) provided that:

(a)

the aggregate amount of cash actually distributed by such Person during such period to the Corporation or any of its Restricted Subsidiaries as a dividend or other distribution, or as a principal payment shall be included in Consolidated Net Income; and

(b)

the Corporation’s equity in a net loss of any such Person for such period will be included in determining such Consolidated Net Income to the extent such loss has been funded with cash from the Corporation or its Restricted Subsidiary;

(2)

solely for the purpose of determining the amount available for Restricted Payments under clause (c)(i) of the first paragraph of “—Certain Covenants—Limitation on Restricted Payments,” any net income (but not loss) of any Restricted Subsidiary of the Corporation (other than a Guarantor) if such Restricted Subsidiary is subject to prior government approval or other restrictions due to the operation of its charter or any agreement, instrument, judgment, decree, order, statute, rule or government regulation (which have not been waived), directly or indirectly, on the payment of dividends or the making of distributions by such Restricted Subsidiary, directly or indirectly, to the Corporation, except that:

(a)

subject to the limitations contained in clauses (3) through (11) below, the Corporation’s equity in the net income of any such Restricted Subsidiary for such period will be included in such Consolidated Net Income up to the aggregate amount of cash that could have been distributed by such Restricted Subsidiary during such period to the Corporation or another Restricted Subsidiary of the Corporation as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Restricted Subsidiary of the Corporation, to the limitation contained in this clause); and

(b)	the Corporation’s equity in a net loss of any such Restricted Subsidiary for such period will be included in determining such Consolidated Net Income;

(3)

any gain or loss (less all fees and expenses relating thereto) realized upon sales or other dispositions of any assets of the Corporation or such Restricted Subsidiary, other than in the ordinary course of business, as determined in good faith by Senior Management;

(4)	any income or loss from the early extinguishment of Indebtedness or Hedging Obligations or other derivative instruments;

(5)	any extraordinary, unusual or non-recurring gain or loss;

(6)	any unrealized net gain or loss resulting in such period from Hedging Obligations or other derivative instruments;

(7)	any net income or loss included in the consolidated statement of operations with respect to non- controlling interests;

(8)	the cumulative effect of a change in accounting principles;

(9)	consolidated impairment charges;

(10)	any non-cash compensation charges, including any such charges arising from stock options, restricted stock grants or other equity incentive programs;

(11)	any net gain or loss resulting in such period from currency translation gains or losses; and

(12)

interest income, to the extent accrued but not paid in cash, on Joint Venture Loans (other than the MOA Joint Venture Loan, provided that the Corporation or a Wholly-Owned Restricted Subsidiary directly owns neither more nor less than 50% of the outstanding Capital Stock (measured in terms of economic interest rather than number of shares or voting power) of the MOA Joint Venture).

For the avoidance of doubt, an amount equal to the proportionate interest of the Corporation in the net income (loss) for such period of the MOA Joint venture and any other Joint Venture (such net income (loss) to be determined with the same additions and subtractions as are provided for in clause (1) through clause (11) above) will be included in such Consolidated Net Income, provided that on the date of determination the Corporation or a Wholly-Owned Restricted Subsidiary directly owns neither more nor less than 50% of the outstanding Capital Stock (measured in terms of economic interest rather than number of shares or voting power) of such Joint Venture.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors of the Corporation: (1) who was a member of such Board of Directors on the Issue Date or (2) whose election or nomination for election to such Board of Directors was not opposed by a majority of the Continuing Directors who were at the time of such nomination or election members of such Board.

“Corefco” means The Cobalt Refinery Corporation Inc.

“Credit Facility” means the second amended and restated credit agreement dated as of January 31, 2018 among the Corporation, as borrower, ICCI and Corefco, as guarantors, National Bank of Canada, as administrative agent, and the lenders party thereto from time to time, as amended to the date hereof and as the same may be further amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time (including to change the borrowers or increase the amount loaned thereunder; provided that such additional Indebtedness is incurred in accordance with the covenant described under “—Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”).

“Currency Agreement” means, in respect of a Person, any foreign exchange contract, currency swap agreement, futures contract, option contract or other similar agreement as to which such Person is a party or a beneficiary.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Non-Cash Consideration” means the Fair Market Value of non-cash consideration received by the Corporation or any of its Restricted Subsidiaries in connection with an Asset Disposition that is designated as “Designated Non-Cash Consideration” pursuant to an Officer’s Certificate, setting forth the basis of such valuation, less the amount of cash or Cash Equivalents received in connection with a subsequent sale, redemption or payment of, on or with respect to such Designated Non-Cash Consideration.

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person that by its terms (or by the terms of any security into which it is convertible or for which it is exchangeable) or upon the happening of any event:

(1)	matures or is mandatorily redeemable pursuant to a sinking fund obligation or otherwise;

(2)

is convertible into or exchangeable for Indebtedness or Disqualified Stock (excluding Capital Stock which is convertible or exchangeable solely at the option of the Corporation or its Restricted Subsidiaries (it being understood that upon such conversion or exchange it shall be an incurrence of such Indebtedness or Disqualified Stock)); or

(3)	is redeemable at the option of the holder of the Capital Stock in whole or in part,

in each case on or prior to the date 91 days after the earlier of the final maturity date of the Notes or the date the Notes are no longer outstanding; provided, however, that only the portion of Capital Stock which so matures or is mandatorily redeemable, is so convertible or exchangeable or is so redeemable at the option of the holder thereof prior to such date will be deemed to be Disqualified Stock; provided, further, that any Capital Stock that would constitute Disqualified Stock solely because the holders thereof have the right to require the Corporation or its Restricted Subsidiaries to repurchase such Capital Stock upon the occurrence of a Change of Control or Asset Disposition (each defined in a substantially identical manner to the corresponding definitions in the Indenture) shall not constitute Disqualified Stock if the terms of such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) provide that the Corporation or its Restricted Subsidiaries, as applicable, are not required to repurchase or redeem any such Capital Stock (and all such securities into which it is convertible or exchangeable or for which it is redeemable) pursuant to such provision prior to compliance by the Corporation with the provisions of the Indenture described under the headings “—Repurchase at the Option of Holders—Change of Control” and “—Repurchase at the Option of Holders—Asset Disposition” and such repurchase or redemption complies with “—Certain Covenants—Limitation on Restricted Payments.”

“Energas Joint Venture” means the joint venture in respect of the Energas power plant joint venture in Cuba carried on by Energas S.A. and its successors and assigns from time to time;

“Equity Offering” means a public offering or private placement for cash by the Corporation of its Capital Stock, other than (x) any issuances pursuant to employee benefit plans or otherwise in compensation to officers, directors or employees, (y) an issuance to any Restricted Subsidiary, or (z) an offering of Common Stock issued in connection with a transaction that constitutes a Change of Control.

“Excess Amount” has the meaning given thereto under “—Security for the Notes— Intercreditor Agreement.”

“Excess Cash Flow” means for each period of two consecutive fiscal quarters ending June 30 (from and after June 30, 2021) and for each period of two consecutive fiscal quarters ending December 31 (from and after December 31, 2021), as applicable, an amount equal to (a) the aggregate amount of cash provided by (used in) operating activities as shown on the Corporation’s consolidated cash flow statements (prepared in accordance with IFRS) for such preceding two fiscal quarter period (excluding the amount of cash used or provided from the Energas Joint Venture) less (b) the aggregate amount of consolidated sustaining spending on capital by the Corporation for such preceding two fiscal quarter period (excluding the aggregate amount of sustaining spending on capital in respect of the Energas Joint Venture) plus (c) to the extent not otherwise included in the calculation of Excess Cash Flow pursuant to item (a) above, the aggregate amount of cash distributed by the Energas Joint Venture to the Corporation or any of its Restricted Subsidiaries into bank accounts located in any province or territory of Canada during such preceding two fiscal quarter period.

“Event of Default” means each event described under “—Events of Default” and any other event defined as an “Event of Default” in the Indenture.

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by Senior Management of the Corporation in good faith; provided that if the fair market value exceeds $25 million, such determination shall be made by the Board of Directors of the Corporation in good faith (including as to the value of all non-cash assets and liabilities).

“First Lien Cap” has the meaning given thereto under “—Security for the Notes— Intercreditor Agreement.”

“First Lien Debt Cap Amount” means an amount equal to the sum of the amounts described in clauses (i) through (iii) of the definition of “First Lien Cap”.

“First Ranking Lien” means a first priority Lien, subject to Permitted Liens, granted to the Senior Lenders, upon any Property of the Corporation or any Guarantor, to secure the Indebtedness under the Credit Facility permitted to be incurred pursuant to clause (1) of the second paragraph under “—Certain Covenants— Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

“Government Securities” means securities that are (a) direct obligations of Canada for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of Canada the timely payment of which is unconditionally Guaranteed as a full faith and credit obligation of Canada which are not callable or redeemable at the option of the issuer thereof.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and any obligation, direct or indirect, contingent or otherwise, of such Person:

(1)

to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreement to keep-well, to purchase assets, goods, securities or services, to take-or-pay, or to maintain financial statement conditions or otherwise); or

(2)	entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part);

provided, however, that the term “Guarantee” will not include (i) endorsements for collection or deposit in the ordinary course of business or (ii) Liens permitted by clause (25) of the definition of “Permitted Liens.”

“Guarantor” means each Wholly-Owned Restricted Subsidiary of the Corporation that is not an Immaterial Subsidiary in existence on the Issue Date that provides a Note Guarantee on the Issue Date and any other Restricted Subsidiary of the Corporation that provides a Note Guarantee after the Issue Date in accordance with the Indenture; provided that upon release or discharge of any Restricted Subsidiary of the Corporation from its Note Guarantee in accordance with the Indenture, such Restricted Subsidiary shall cease to be a Guarantor.

“Guarantor Subordinated Obligation” of a Guarantor means any Indebtedness of such Guarantor (whether outstanding on the Issue Date or thereafter incurred) that is expressly subordinated in right of payment to the obligations of such Guarantor under its Note Guarantee pursuant to a written agreement.

“Hedging Obligations” of any Person means the obligations of such Person pursuant to any Interest Rate Agreement, Currency Agreement or Commodity Agreement.

“Holder” means a Person in whose name a Note is registered on the Registrar’s books.

“ICCI” means International Cobalt Company Inc.

“IFRS” means, at any time, international financial reporting standards as issued by the International Accounting Standards Board as in effect at such time. All ratios and computations based on IFRS contained in the Indenture will be computed in conformity with IFRS.

“Immaterial Subsidiary” means, at any date of determination, any Restricted Subsidiary of the Corporation (1) the total assets of which (when combined with the assets of such Restricted Subsidiary’s Restricted Subsidiaries and after intercompany eliminations) at the last day of the most recent fiscal year ending prior to the date of determination for which internal financial statements are available were less than 1.0% of Total Assets at the last day of such fiscal year and (2) the total revenues of which (when combined with the revenues of such Restricted Subsidiary’s Restricted Subsidiaries and after intercompany eliminations) for the most recent fiscal year period ending prior to the date of determination for which internal financial statements are available were less than 1.0% of the consolidated total revenue of the Corporation and its Restricted Subsidiaries for such period.

“incur” means issue, create, assume, Guarantee, incur or otherwise become liable for; provided, however, that any Indebtedness or Capital Stock of a Person existing at the time such Person becomes a Restricted Subsidiary of the Corporation (whether by merger, consolidation, amalgamation or arrangement, acquisition or otherwise) will be deemed to be incurred by such Restricted Subsidiary at the time it becomes a Restricted Subsidiary of the Corporation; and the terms “incurred” and “incurrence” have meanings correlative to the foregoing.

“Indebtedness” means, with respect to any Person on any date of determination (without duplication):

(1)	the principal of and premium (if any) in respect of indebtedness of such Person for borrowed money;

(2)	the principal of and premium (if any) in respect of obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)

the obligations of such Person for the reimbursement of any obligor on any letter of credit, bankers’ acceptance or other similar instrument (other than obligations with respect to letters of credit securing obligations (other than obligations described in clauses (1), (2), (4) or (5) of this definition) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed within 30 days of payment on the letter of credit);

(4)

the principal component of all obligations of such Person to pay the deferred and unpaid purchase price of property (including earn-out obligations) that are recorded as liabilities under IFRS, and which purchase price is due after the date of placing such property in service or taking delivery and title thereto, except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business;

(5)	Capitalized Lease Obligations and all Attributable Indebtedness of such Person (whether or not such items would appear on the balance sheet of such Person);

(6)

the principal component or liquidation preference of all obligations of such Person with respect to the redemption, repayment or other repurchase of any Disqualified Stock or, in the case of any Preferred Stock issued by a Non-Guarantor, such Preferred Stock (but excluding, in each case, any accrued dividends);

(7)

all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person (other than as permitted by clause (25) of the definition of “Permitted Liens”); provided, however, that the amount of such Indebtedness will be the lesser of (a) the Fair Market Value of such asset at such date of determination and (b) the principal component of such Indebtedness of such other Persons;

(8)	the principal component of Indebtedness of other Persons to the extent Guaranteed by such Person (whether or not such items would appear on the balance sheet of such Person);

(9)

to the extent not otherwise included in this definition, net obligations of such Person under Hedging Obligations (the amount of any such obligations to be equal at any time to the termination value of such agreement or arrangement giving rise to such Obligation that would be payable by such Person at such time); and

(10)

to the extent not otherwise included in this definition, the amount of obligations outstanding under the legal documents entered into as part of a securitization transaction or series of securitization transactions that would be characterized as principal if such transaction were structured as a secured lending transaction rather than as a securitization transaction or series of securitization transactions pursuant to which the Corporation or any of its Restricted Subsidiaries sells or grants a security interest in accounts receivable to a Person that is not a Restricted Subsidiary.

Notwithstanding the foregoing: (i) money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to pre-fund the payment of interest on such Indebtedness shall not be deemed to be Indebtedness; provided that such money is held to secure the payment of such interest; (ii) obligations in respect of royalty or precious metals stream or similar transactions shall not be deemed to be “Indebtedness”; (iii) in connection with the purchase by the Corporation or any of its Restricted Subsidiaries of any business, the term “Indebtedness” will exclude indemnification or post-closing payment adjustments or earn-out or similar obligations to which the seller may become entitled to the extent such payment is determined by a final closing balance sheet or such payment depends on the performance of such business after the closing; provided, however, that at the time of closing, the amount of any such payment is not determinable or not reflected as a liability on the balance sheet of the Corporation (excluding any notes thereto) and, to the extent such payment thereafter becomes fixed and determined, the amount is paid within 30 days thereafter; and (iv) “Indebtedness” shall be calculated without giving effect to any increase or decrease in Indebtedness for any purpose under the Indenture as a result of accounting for any embedded derivatives created by the terms of such Indebtedness. For the avoidance of doubt, Reclamation Obligations are not and will not be deemed to be Indebtedness.

In addition, “Indebtedness” of the Corporation and its Restricted Subsidiaries shall include (without duplication) Indebtedness described in the preceding paragraph that would not appear as a liability on the balance sheet of the Corporation and its Restricted Subsidiaries if:

(1)	such Indebtedness is the obligation of a Joint Venture;

(2)	the Corporation or any of its Restricted Subsidiaries is a general partner of the Joint Venture (a “General Partner”); and

(3)

there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of the Corporation or any of its Restricted Subsidiaries, other than in respect of Liens permitted by clause (25) of the definition of “Permitted Liens”;

and then such Indebtedness shall be included in an amount not to exceed:

(a)

the lesser of (i) the net assets of the General Partner and (ii) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of the Corporation or any of its Restricted Subsidiaries; or

(b)

if less than the amount determined pursuant to clause (a) immediately above, the actual amount of such Indebtedness that is recourse to the Corporation or any of its Restricted Subsidiaries, if the Indebtedness is evidenced by a writing and is for a determinable amount.

“Indenture Trustee” means AST Trust Company (Canada) or such other trust company or other Person appointed by the Corporation that is authorized under the laws of Canada or any Province thereof and each other relevant jurisdiction to act as trustee under the Indenture, and any successor thereto appointed by the Corporation from time to time in accordance with the Indenture.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in advising Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Corporation, qualified to perform the task for which it has been engaged.

“Initial Notes” means the 8.50% senior second lien secured notes due 2027 initially issued pursuant to the Plan (as defined in this Circular) in an aggregate principal amount equal to (i) approximately $294 million plus (ii) the amount of all accrued and unpaid interest on the Existing Notes (as defined in the Circular) up to but not including the Issue Date.

“Intercreditor Agreement” means the Intercreditor Agreement to be entered into among the Indenture Trustee, on behalf of the Holders of the Notes, the Senior Lenders, the Corporation and the Guarantors, as the same may be amended, supplemented, or otherwise modified from time to time.

“Interest Rate Agreement” means, with respect to any Person, any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement or other similar agreement or arrangement as to which such Person is party or a beneficiary.

“Investment” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of any direct or indirect advance, loan (other than advances or extensions of credit to customers, suppliers or vendors in the ordinary course of business) or other extensions of credit (including by way of Guarantee or similar arrangement, but excluding any debt or extension of credit represented by a bank deposit (other than a time deposit)) or capital contribution to (by means of any transfer of cash or other property to others or any payment for property or services for the account or use of others), or any purchase or acquisition of Capital Stock, Indebtedness or other similar instruments issued by, such Person; provided that none of the following will be deemed to be an Investment:

(1)	Hedging Obligations entered into in the ordinary course of business and in compliance with the Indenture;

(2)	endorsements of negotiable instruments and documents in the ordinary course of business; and

(3)

an acquisition of assets, Capital Stock or other securities by the Corporation or a Subsidiary for consideration to the extent such consideration consists of Capital Stock (other than Disqualified Stock) of the Corporation.

For purposes of “—Certain Covenants—Limitation on Restricted Payments,”

(1)

“Investment” will include the portion (proportionate to the Corporation’s equity interest in a Restricted Subsidiary of the Corporation that is to be designated an Unrestricted Subsidiary) of the Fair Market Value of the net assets of such Restricted Subsidiary at the time that such Restricted Subsidiary is designated an Unrestricted Subsidiary; provided, however, that upon a redesignation of such Subsidiary as a Restricted Subsidiary of the Corporation, the Corporation will be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to (a) the Corporation’s aggregate “Investment” in such Subsidiary as of the time of such redesignation less (b) the portion (proportionate to the Corporation’s equity interest in such Subsidiary) of the Fair Market Value of the net assets of such Subsidiary at the time that such Subsidiary is so redesignated a Restricted Subsidiary of the Corporation;

(2)	any property transferred to or from an Unrestricted Subsidiary other than cash will be valued at its Fair Market Value at the time of such transfer; and

(3)

if the Corporation or any of its Restricted Subsidiaries sells or otherwise disposes of any Voting Stock of any Restricted Subsidiary of the Corporation such that, after giving effect to any such sale or disposition, such entity is no longer a Subsidiary of the Corporation, the Corporation shall be deemed to have made an Investment on the date of any such sale or disposition equal to the Fair Market Value of the Capital Stock of such Subsidiary not sold or disposed of.

“Investment Grade Securities” means (1) securities issued or directly and fully Guaranteed or insured by governments and supranational institutions having a “AAA” or higher rating by Standard & Poors Ratings Group, Inc. or the equivalent from another Rating Agency, or any agency or instrumentality thereof (other than Cash Equivalents); (2) debt securities or debt instruments with a rating of “A” or higher from Standard & Poor’s Ratings Group, Inc., or “A3” or higher by Moody’s Investors Service, Inc. or the equivalent of such rating by such rating organization or, if no rating of Moody’s Investors Service, Inc. or Standard & Poor’s Ratings Group, Inc., then exists, the equivalent of such rating by any other Ratings Agency, but excluding any debt securities or instruments constituting loans or advances among the Corporation and its Subsidiaries; and (3) investments in any fund that invests exclusively in investments of the type described in clauses (1) and (2) above which fund may also hold cash and Cash Equivalents pending investment or distribution.

“Issue Date” means •, 2020.

“Joint Venture” means each of the MOA Joint Venture, the Ambatovy Joint Venture, the Energas Joint Venture, and any other joint venture or partnership in which the Corporation or a Restricted Subsidiary has an equity interest from time to time, which is not a Subsidiary of the Corporation and which constitutes a “joint arrangement” for purposes of IFRS.

“Joint Venture Loans” means loans by the Corporation or a Restricted Subsidiary to a Joint Venture or to an Unrestricted Subsidiary which directly or indirectly has an equity interest in a Joint Venture.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, deed of trust, deemed trust, charge, security interest, preference or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, and any option or other agreement to sell or give a security interest; provided that in no event shall a lease that would have been classified as an operating lease in accordance with IFRS as in effect on the Issue Date be deemed to constitute a Lien.

“Limited Guarantee” means a Guarantee by a Person organized other than in Canada or the United States, the amount of which is limited pursuant to, or in order to comply with, applicable requirements of law in the jurisdiction of organization of the applicable Person.

“Liquidity Amount” means, at any time, the amount of all unrestricted cash, cash equivalents and short-term investments, all determined in accordance with IFRS, and held by the Corporation and the Restricted Subsidiaries in bank accounts (including securities accounts) located in any province or territory of Canada less the principal amount drawn under the Credit Facility at such time (excluding, for greater certainty, the amount of any letters of credit issued thereunder).

“Minimum Liquidity Amount” means a Liquidity Amount of not less than $75 million.

“MMI” means Madagascar Minerals Investments Ltd., a British Virgin Islands company, and it successors.

“MOA” means Moa Nickel S.A.

“MOA Joint Venture” means MOA Nickel joint venture carried on by MOA, ICCI and COREFCO, and their successors and assigns from time to time.

“MOA Joint Venture Loan” means the Joint Venture Loan by the Corporation to the MOA Joint Venture.

“Net Available Cash” from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a Note or installment receivable or otherwise and net proceeds from the sale or other disposition of any securities or other assets received as consideration, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to the properties or assets that are the subject of such Asset Disposition or such other disposition or issuance, or received in any other non-cash form) therefrom, in each case net of:

(1)

all legal, accounting, investment banking, title and recording tax expenses, commissions and other fees and expenses incurred, and all Canadian federal, provincial, territorial, municipal and local taxes, and all foreign taxes, required to be paid or accrued as a liability under IFRS (after taking into account any available tax credits or deductions and any tax sharing agreements), as a consequence of such Asset Disposition;

(2)

all payments made on any Indebtedness that is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law be repaid out of the proceeds from such Asset Disposition;

(3)	all distributions and other payments required to be made to unaffiliated interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition; and

(4)

the deduction of appropriate amounts to be provided by the seller as a provision, in accordance with IFRS, against any liabilities associated with the assets disposed of in such Asset Disposition and retained by the Corporation or any of its Restricted Subsidiaries after such Asset Disposition.

“Net Cash Proceeds,” with respect to any issuance or sale of Capital Stock, means the cash proceeds of such issuance or sale, net of attorneys’ fees, accountants’ fees, underwriters’ or placement agents’ fees, listing fees, discounts or commissions and brokerage, consultant and other fees and charges actually incurred in connection with such issuance or sale and net of taxes paid or payable as a result of such issuance or sale (after taking into account any available tax credit or deductions and any tax sharing arrangements).

“Non-Guarantor” means any Restricted Subsidiary of the Corporation that is not a Guarantor.

“Non-Recourse Debt” means any Indebtedness:

(1)

as to which neither the Corporation nor any of its Restricted Subsidiaries (a) provides any Guarantee or credit support of any kind (including any undertaking, Guarantee, indemnity, agreement or instrument that would constitute Indebtedness, but excluding any off-take agreement), other than Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens” or (b) is directly or indirectly liable (as a guarantor or otherwise), other than as a result of Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens”;

(2)

no default with respect to which would permit (upon notice, lapse of time or both) any holder of any other Indebtedness of the Corporation or any of its Restricted Subsidiaries, other than Indebtedness secured by Liens permitted by clause (25) of the definition of “Permitted Liens,” to declare a default under such other Indebtedness or cause the payment thereof to be accelerated or payable prior to its Stated Maturity; and

(3)

the explicit terms of which provide, or as to which the lenders have agreed in writing, that there is no recourse against any of the assets of the Corporation or its Restricted Subsidiaries, other than in respect of Liens permitted by clause (25) of the definition of “Permitted Liens.”

“Note Guarantee” means, individually, any Guarantee of payment of the Notes and the Corporation’s other Obligations under the Indenture by a Guarantor pursuant to the terms of the Indenture or any supplemental indenture thereto, and, collectively, all such Guarantees.

“Notes” means the Initial Notes and the Additional Notes and any other note authenticated and delivered under the Indenture.

“NPMMI” means New Providence Metals Marketing Inc., a Bahamas company and its successors.

“Obligations” means any principal, interest (including any interest accruing subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable Canadian federal or provincial law or under any foreign law), other monetary obligations, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and Guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Senior Vice President, the Treasurer, the Corporate Secretary or the Assistant Corporate Secretary of the Corporation or, in the event that the Corporation is a partnership or a limited liability company that has no such officers, a person duly authorized under applicable law by the general partner, managers, members or a similar body to act on behalf of the Corporation. Officer of any Guarantor has a correlative meaning.

“Officer’s Certificate” means a certificate signed by an Officer of the Corporation.

“Opinion of Counsel” means a written opinion from legal counsel who is licensed to practice in the applicable jurisdiction. The counsel may be an employee of, or counsel to, the Corporation or the Indenture Trustee.

“Permitted Investment” means any of the following Investments:

(1)	an Investment in the Corporation or a Restricted Subsidiary of the Corporation;

(2)	an Investment in a Person if as a result of such Investment:

(a)	such Person becomes a Restricted Subsidiary of the Corporation; or

(b)

such Person, in one transaction or a series of related transactions, is merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Corporation or any of its Restricted Subsidiaries, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation, amalgamation, arrangement or transfer;

(3)	an Investment in Cash Equivalents or Investment Grade Securities;

(4)

(a)	endorsements for collection or deposit in the ordinary course of business, and

(b)

receivables owing to the Corporation or any of its Restricted Subsidiaries created or acquired in the ordinary course of business and payable or dischargeable in accordance with customary trade terms; provided, however, that such trade terms may include such concessionary trade terms as the Corporation or any such Restricted Subsidiary deems reasonable under the circumstances;

(5)

payroll, travel, commission, entertainment, relocation and similar advances to cover matters that are expected at the time of such advances ultimately to be treated as expenses for accounting purposes and that are made in the ordinary course of business;

(6)

loans or advances to employees, officers or directors of the Corporation or any of its Restricted Subsidiaries in the ordinary course of business in an aggregate amount not in excess of $500,000 with respect to all loans or advances made since the Issue Date (giving effect to the repayment of any such loan, but without giving effect to the forgiveness of any such loan);

(7)	any Investment acquired by the Corporation or any of its Restricted Subsidiaries:

(a)

in exchange for any other Investment or accounts receivable held by the Corporation or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or in satisfaction of judgments or otherwise in resolution or compromise of litigation, arbitration or disputes; or

(b)

as a result of a foreclosure by the Corporation or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(8)

Investments made as a result of the receipt of non-cash consideration from an Asset Disposition that was made pursuant to and in compliance with “—Repurchase at the Option of Holders— Asset Disposition” or any other disposition of assets not constituting an Asset Disposition;

(9)

Investments in existence on the Issue Date, or made pursuant to contractual obligations in existence on the Issue Date, or an Investment consisting of any extension, modification or renewal of any such Investment existing on, or made pursuant to a contractual obligation existing on, the Issue Date; provided that the amount of any such Investment may be increased in such extension, modification or renewal only (a) as required by the terms of such Investment, or (b) as otherwise permitted under the Indenture;

(10)

Currency Agreements, Interest Rate Agreements, Commodity Agreements and related Hedging Obligations, which transactions or obligations are incurred in compliance with “—Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11)	Guarantees issued in accordance with “—Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(12)

Investments made in connection with the funding of contributions under any non-qualified retirement plan or similar employee compensation plan in an amount not to exceed the amount of compensation expense recognized by the Corporation and its Restricted Subsidiaries in connection with such plans;

(13)	Investments consisting of the licensing or contribution of intellectual property pursuant to joint marketing arrangements with other Persons;

(14)

any Similar Business Investment if the amount of such Similar Business Investment, when taken together with all other Investments made pursuant to this clause (14) that are outstanding at such time, would not exceed $50 million; and

(15)

Joint Venture Loans in an amount not to exceed at any one time outstanding, an amount equal to (a) the lesser of (i) the maximum committed amount under the applicable Credit Facility as in effect at such time and (ii) the “borrowing base” under the applicable Credit Facility as in effect at such time minus (b) $25 million.

“Permitted Liens” means, with respect to any Person:

(1)

Liens securing (i) Indebtedness and other obligations permitted to be incurred under the provisions described in clause (1) of the second paragraph under “—Certain Covenants— Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” including interest, fees and other obligations relating thereto or for related banking services and Liens on assets of Restricted Subsidiaries of the Corporation securing Guarantees of such Indebtedness and such other obligations of the Corporation and (ii) the Excess Amount;

(2)

pledges or deposits by such Person under workers’ compensation laws, unemployment insurance laws, pension laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or Government Securities to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import or customs duties or for the payment of rent, in each case incurred in the ordinary course of business;

(3)	Liens imposed by law, including carriers’, warehousemen’s, mechanics’, landlords’, materialmen’s and repairmen’s Liens, incurred in the ordinary course of business;

(4)

Liens for taxes, assessments or other governmental charges not yet subject to penalties for non-payment or that are being contested in good faith by appropriate proceedings provided appropriate provisions required pursuant to IFRS have been made in respect thereof;

(5)

Liens in favour of issuers of surety or performance bonds or letters of credit or bankers’ acceptances or similar obligations issued pursuant to the request of and for the account of such Person in the ordinary course of its business;

(6)

minor survey exceptions, encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights of way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning, building codes or other restrictions (including, without limitation, minor defects or irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties that do not in the aggregate materially adversely affect the value of said properties or materially impair their use in the operation of the business of such Person;

(7)	Liens securing Hedging Obligations that are not incurred for speculative purposes;

(8)

leases, licenses, subleases and sublicenses of assets (including, without limitation, real property and intellectual property rights) that do not materially interfere with the ordinary conduct of the business of the Corporation or any of its Restricted Subsidiaries;

(9)	judgment Liens not giving rise to an Event of Default;

(10)

Liens securing Indebtedness permitted to be incurred pursuant to clause (8) of the second paragraph under “—Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that such Liens are created within 365 days of construction, acquisition or improvement of such assets or property and do not encumber any other assets or property of the Corporation or any of its Restricted Subsidiaries other than such assets or property and assets affixed or appurtenant thereto and the proceeds thereof;

(11)

Liens arising solely by virtue of any statutory or common law provisions relating to Liens in favour of trustees and escrow agents, banker’s Liens, margin Liens, rights of set-off or similar rights and remedies as to deposit accounts or other funds maintained with a depository institution; provided that:

(a)	such deposit account is not a dedicated cash collateral account ; and

(b)	such deposit account is not intended by the Corporation or any of its Restricted Subsidiaries to provide collateral to the depository institution;

(12)

Liens arising from Personal Property Security Act (Ontario) (or similar statutes in other jurisdictions) financing statement filings regarding operating leases entered into by the Corporation and any of its Restricted Subsidiaries in the ordinary course of business;

(13)	Liens existing on the Issue Date (other than Liens permitted under clause (1) of this definition);

(14)

Liens on property or shares of stock of a Person at the time such Person becomes a Restricted Subsidiary of the Corporation; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such other Person becoming a Restricted Subsidiary of the Corporation; provided, further, however, that any such Lien may not extend to any other property owned by the Corporation or any of its Restricted Subsidiaries (other than the proceeds thereof);

(15)

Liens on property at the time the Corporation or a Restricted Subsidiary of the Corporation acquired the property, including any acquisition by means of a merger, amalgamation, arrangement or consolidation with or into the Corporation or any of its Restricted Subsidiaries; provided, however, that such Liens are not created, incurred or assumed in connection with, or in contemplation of, such acquisition; provided, further, however, that such Liens may not extend to any other property owned by the Corporation or any of its Restricted Subsidiaries (other than the proceeds thereof);

(16)	Liens securing Indebtedness or other obligations of a Restricted Subsidiary of the Corporation owing to the Corporation or another Restricted Subsidiary of the Corporation;

(17)

Liens securing Indebtedness under the Notes and the Note Guarantees to the extent that such Indebtedness is permitted under clause (2) of the second paragraph under “—Certain Covenants— Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock;

(18)

Liens securing Refinancing Indebtedness incurred to refinance, refund, replace, amend, extend or modify, as a whole or in part, Indebtedness that was previously so secured pursuant to clauses (10), (13), (14), (15), (17) and this clause (18) of this definition; provided that any such Lien is limited to all or part of the same property or assets (plus improvements, accessions, proceeds or dividends or distributions in respect thereof) that secured (or, under the written arrangements under which the original Lien arose, could secure) the Indebtedness being refinanced or is in respect of property that is the security for a Permitted Lien hereunder;

(19)	any interest or title of a lessor under any Capitalized Lease Obligation, Sale/Leaseback Transaction or operating lease;

(20)	Liens in favour of the Corporation or any of its Restricted Subsidiaries;

(21)	Liens under industrial revenue, municipal or similar bonds;

(22)

(a) Liens incurred in the ordinary course of business not securing Indebtedness and not in the aggregate materially detracting from the value of the properties of the Corporation and its Restricted Subsidiaries or the use of such properties in the operation of their business and (b) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale of goods entered into in the ordinary course of business;

(23)

Liens on specific items of inventory or other goods and proceeds of any Person securing such Person’s obligations in respect of bankers’ acceptances or other instruments issued or created for the account of such Person to facilitate the purchase, shipment or storage of such inventory or other goods;

(24)	deposits made in the ordinary course of business to secure liability to insurance carriers;

(25)

Liens on the Capital Stock or Indebtedness of an Unrestricted Subsidiary or Joint Venture (or any other right, title or interest relating thereto, including any right to receive interest on such Indebtedness or dividends or other distributions on Capital Stock, or any right, title or interest in or to any agreements or instruments relating thereto, including under any related shareholder, limited partnership, joint venture, loan or security agreements), in each case securing Non-Recourse Debt;

(26)	Liens on assets pursuant to merger, amalgamation or arrangement agreements, stock or asset purchase agreements and similar agreements in respect of the disposition of such assets;

(27)	Liens granted in connection with royalty or precious metals stream or similar transactions that are customary in the mining business (as determined in the good faith by Senior Management);

(29)	Liens securing Obligations in respect of Cash Management Agreements in the ordinary course of business; and

(30)	options, put and call arrangements, rights of first refusal and similar rights relating to Investments in joint ventures, partnerships and the like permitted to be made under the Indenture.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock Corporation, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Property” means, with respect to any Person, any interest of such Person in any kind of property or asset, whether real, personal, or mixed, or tangible or intangible, including Capital Stock in, and other securities of, any other Person.

“Preferred Stock,” as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) that is preferred as to the payment of dividends or the distribution of assets upon liquidation, dissolution or winding up.

“Rating Agency” means each of Standard & Poor’s Ratings Group, Inc., Moody’s Investors Service, Inc., DBRS Ltd. and Fitch Ratings, Ltd. or, if Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or DBRS Ltd. or Fitch Ratings, Ltd., or all four of them shall not make a rating on the Notes publicly available, a nationally recognized statistical rating agency or agencies, as the case may be, selected by the Corporation (as certified by a resolution of the Board of Directors) which shall be substituted for Standard & Poor’s Ratings Group, Inc. or Moody’s Investors Service, Inc. or DBRS Ltd. or Fitch Ratings, Ltd. or all four of them, as the case may be.

“Receivable” means a right to receive payment arising from a sale or lease of goods or the performance of services by a Person pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay for goods or services under terms that permit the purchase of such goods and services on credit and shall include, in any event, any items of property that would be classified as an “account,” “chattel paper,” or “instrument” under the Personal Property Security Act (Ontario) as so defined.

“Receivables Fees” means any fees or interest paid to purchasers or lenders providing the financing in connection with a securitization transaction, factoring agreement or other similar agreement, including any such amounts paid by discounting the face amount of Receivables or participations therein transferred in connection with a securitization transaction, factoring agreement or other similar arrangement, regardless of whether any such transaction is structured as on-balance sheet or off-balance sheet or through a Restricted Subsidiary of the Corporation or an Unrestricted Subsidiary.

“Reclamation Obligations” means statutory, contractual, constructive or legal obligations, including the principal component of any obligations in respect of letters of credit, bank guarantees, performance or surety bonds or other similar instruments, associated with decommissioning of mining operations, oil and gas operations and power operations and reclamation and rehabilitation costs, including the cost of complying with applicable environmental regulation.

“Refinancing Indebtedness” means Indebtedness that is incurred to refund, refinance, replace, exchange, renew, repay or extend (including pursuant to any defeasance or discharge mechanism) (collectively, “refinance,” “refinances” and “refinanced” shall each have a correlative meaning) any Indebtedness existing on the Issue Date or incurred in compliance with the Indenture (including Indebtedness of the Corporation that refinances Indebtedness of any of its Restricted Subsidiaries and Indebtedness of any of its Restricted Subsidiaries that refinances Indebtedness of another Restricted Subsidiary of the Corporation) including Indebtedness that refinances Refinancing Indebtedness; provided, however, that:

(1)

(a) if the Stated Maturity of the Indebtedness being refinanced is earlier than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity no earlier than the Stated Maturity of the Indebtedness being refinanced or (b) if the Stated Maturity of the Indebtedness being refinanced is later than the Stated Maturity of the Notes, the Refinancing Indebtedness has a Stated Maturity at least 91 days later than the Stated Maturity of the Notes;

(2)	the Refinancing Indebtedness has an Average Life at the time such Refinancing Indebtedness is incurred that is equal to or greater than the Average Life of the Indebtedness being refinanced;

(3)

such Refinancing Indebtedness is incurred in an aggregate principal amount (or if issued with original issue discount, an aggregate issue price) that is equal to or less than the sum of the aggregate principal amount (or if issued with original issue discount, the aggregate accreted value) then outstanding of the Indebtedness being refinanced (plus, without duplication, any additional Indebtedness incurred to pay interest or premiums required by the instruments governing such existing Indebtedness and fees and expenses (including any costs of defeasance) incurred in connection therewith);

(4)

if the Indebtedness being refinanced is subordinated in right of payment to the Notes or the Note Guarantees, such Refinancing Indebtedness is subordinated in right of payment to the Notes or the Note Guarantees on terms at least as favourable to the Holders as those contained in the documentation governing the Indebtedness being refinanced; and

(5)	Refinancing Indebtedness shall not include Indebtedness of a Non-Guarantor that refinances Indebtedness of the Corporation or a Guarantor.

“Restricted Investment” means any Investment other than a Permitted Investment.

“Restricted Subsidiary” of a Person means any Subsidiary of the referent Person (or if no such Person is specified, the Corporation) that is not an Unrestricted Subsidiary.

“Sale/Leaseback Transaction” means an arrangement relating to property now owned or hereafter acquired whereby the Corporation or its Restricted Subsidiary transfers such property to a Person (other than the Corporation or any of its Subsidiaries) and the Corporation or its Restricted Subsidiary leases it from such Person.

“Second Ranking Lien” means a Lien upon any Property of the Corporation or any Restricted Subsidiary granted to secure the Notes and the Note Guarantees and any other obligations permitted to be incurred pursuant to clause (2) of the second paragraph under “—Certain Covenants— Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, which Lien ranks second in priority to any First Ranking Lien on such Property, subject to Permitted Liens.

“Secured Indebtedness” means any Indebtedness (other than Non-Recourse Debt) of the Corporation or any of its Restricted Subsidiaries secured by a Lien on assets of the Corporation or such Restricted Subsidiary.

“Senior Agent” means the Person acting as agent from time to time for and on behalf of the Senior Lenders under the Credit Facility, together with its successors and assigns in such capacity;

“Senior Lenders” means the lenders under the Credit Facility, together with their successors and assigns in such capacity.

“Senior Management” means any one of the chief executive officer, chief operating officer, chief financial officer and general counsel (or, in each case, any equivalent position) of the Corporation.

“Significant Subsidiary” means any Restricted Subsidiary of the Corporation: (a) whose proportionate share of the consolidated total assets of the Corporation and all of its Subsidiaries (after intercompany eliminations) exceeds 10.0% as of the end of the most recently completed four fiscal quarters for which internal annual or quarterly financial statements are available; or (b) that contributed in excess of 10.0% of the consolidated net income of the Corporation and its Subsidiaries for the most recently completed four fiscal quarters for which internal annual or quarterly financial statements are available.

“Similar Business” means any business conducted or proposed to be conducted by the Corporation, its Subsidiaries and the Joint Ventures on the Issue Date (including, without limitation, the exploiting, exploring for, acquiring, developing, processing, gathering, producing, transporting, trading and marketing of commodities) or any other business that is similar, reasonably related, incidental, ancillary or complementary thereto.

“Similar Business Investments” means Investments made in (A) the ordinary course of, or of a nature that are customary in, the mining, oil and gas or power generation businesses as a means of exploiting, exploring for, acquiring, developing, processing, gathering, producing, transporting, trading or marketing precious or base metals, oil and gas or power, including through agreements, acquisitions, transactions, interests or arrangements which permit one to share (or have the effect of sharing) risks or costs, comply with regulatory requirements regarding ownership or satisfy other customary objectives in the mining, oil and gas or power generation business, and in any event including, without limitation, Investments made in connection with or in the form of (i) direct or indirect ownership interests in properties or facilities and (ii) operating agreements, development agreements, area of mutual interest agreements, pooling agreements, service contracts, joint venture agreements, partnership or limited liability company agreements (whether general or limited), or other similar or customary agreements, transactions, properties, interests or arrangements, and Investments and expenditures in connection therewith or pursuant thereto; and (B) Persons engaged in a Similar Business.

“Spanish Guarantor” means CNWL Oil (Espana) S.A., a company formed under the laws of Spain.

“Stated Maturity” means, with respect to any security or Indebtedness, the date specified in the agreement governing or certificate relating to such security or Indebtedness as the fixed date on which the final payment of principal of such security or Indebtedness is due and payable, including pursuant to any mandatory redemption provision, but not including any contingent obligations to repay, redeem or repurchase any such principal prior to the date originally scheduled for the payment thereof.

“Subordinated Obligation” means any Indebtedness of the Corporation (whether outstanding on the Issue Date or thereafter incurred) that is subordinated or junior in right of payment to the Notes pursuant to a written agreement.

“Subsidiary” of any Person means (a) any corporation, association or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50% of the total ordinary voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof (or Persons performing similar functions) or (b) any partnership, joint venture, limited liability company or similar entity of which more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, is, in the case of clauses (a) and (b), at the time owned or controlled, directly or indirectly, by (1) such Person, (2) such Person and one or more Subsidiaries of such Person or (3) one or more Subsidiaries of such Person. Unless otherwise specified herein, each reference to a Subsidiary will refer to a Subsidiary of the Corporation.

“Tax Act” means the Income Tax Act (Canada).

“Taxes” means any present or future tax, duty, levy, impost, assessment or other government charge (including penalties, interest and any other liabilities related thereto) imposed or levied by or on behalf of a Taxing Authority.

“Taxing Authority” means any government or any political subdivision or territory or possession of any government or any authority or agency therein or thereof having power to tax.

“Total Assets” means the total consolidated assets of the Corporation and its Restricted Subsidiaries on a consolidated basis determined in accordance with IFRS, as shown on the most recent consolidated balance sheet of the Corporation (for greater certainty, excluding any assets held by an Unrestricted Subsidiary or Joint Venture other than the equity interests of an Unrestricted Subsidiary or Joint Venture held directly by the Corporation or a Restricted Subsidiary); provided that, for purposes of calculating “Total Assets” for purposes of testing the covenants under the Indenture in connection with any transaction, such total consolidated assets of the Corporation and its Restricted Subsidiaries shall be adjusted to reflect any acquisitions and dispositions of assets out of the ordinary course that have occurred during the period from the date of the applicable balance sheet through the applicable date of determination.

“Unrestricted Subsidiary” means:

(1)	NPMMI;

(2)	MMI;

(2)

any other Subsidiary of the Corporation which at the time of determination shall have been designated an Unrestricted Subsidiary by the Board of Directors of the Corporation in the manner provided below; and

(2)	any Subsidiary of an Unrestricted Subsidiary.

Following the Issue Date, the Board of Directors of the Corporation may designate any Subsidiary of the Corporation (including any newly acquired or newly formed Subsidiary or a Person becoming a Subsidiary through merger, consolidation, amalgamation, arrangement or Investment therein) to be an Unrestricted Subsidiary only if:

(1)

such Subsidiary or any of its Subsidiaries does not own any Capital Stock or Indebtedness of or have any Investment in, or own or hold any Lien on any property of, any other Subsidiary of the Corporation that is not a Subsidiary of the Subsidiary to be so designated or otherwise an Unrestricted Subsidiary;

(2)

to the extent the Indebtedness of the Subsidiary is not Non-Recourse Debt, any Guarantee or other credit support thereof by the Corporation or its Restricted Subsidiaries is permitted under “Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(3)	such designation and the Investment of the Corporation in such Subsidiary complies with “—Certain Covenants—Limitation on Restricted Payments”;

(4)

such Subsidiary, either alone or in the aggregate with all other Unrestricted Subsidiaries, does not operate, directly or indirectly, all or substantially all of the business of the Corporation and its Subsidiaries;

(5)

such Subsidiary is a Person with respect to which neither the Corporation nor any of its Restricted Subsidiaries has any direct or indirect obligation (excluding, for the avoidance of doubt, any Guarantee or other credit support not otherwise prohibited under the Indenture):

(a)	to subscribe for additional Capital Stock of such Person; or

(b)	to maintain or preserve such Person’s financial condition or to cause such Person to achieve any specified levels of operating results; and

(6)

on the date such Subsidiary is designated an Unrestricted Subsidiary, such Subsidiary is not a party to any agreement, contract, arrangement or understanding with the Corporation or any of its Restricted Subsidiaries that would not be permitted under the covenant described under “—Certain Covenants—Limitation on Affiliate Transactions”.

Any such designation by the Board of Directors of the Corporation shall be evidenced to the Indenture Trustee by filing with the Indenture Trustee a resolution of the Board of Directors of the Corporation giving effect to such designation and an Officer’s Certificate certifying that such designation complies with the foregoing conditions. If, at any time, any Unrestricted Subsidiary would fail to meet the foregoing requirements as an Unrestricted Subsidiary, it shall thereafter cease to be an Unrestricted Subsidiary for purposes of the Indenture, and any Indebtedness of such Subsidiary shall be deemed to be incurred as of such date.

The Board of Directors of the Corporation may designate any Unrestricted Subsidiary to be a Restricted Subsidiary of the Corporation; provided that immediately after giving effect to such designation, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof and the Corporation could incur at least $1.00 of additional Indebtedness pursuant to the first paragraph of “—Certain Covenants—Limitation on Indebtedness and Issuance of Disqualified Stock and Preferred Stock” on a pro forma basis taking into account such designation.

“Voting Stock” of a Person means all classes of Capital Stock of such Person then outstanding and normally entitled to vote in the election of directors, managers or trustees, as applicable, of such Person.

“Wholly-Owned Restricted Subsidiary” means a Restricted Subsidiary of the Corporation, all of the Capital Stock of which (other than directors’ qualifying shares) is owned by the Corporation or another Wholly-Owned Restricted Subsidiary.

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